

BANK OF HAWAII 2012 ANNUAL REPORT

COMMITMENT

CONTENTS

1 Chairman's Message
3 2012 Financial Summary
4 Year in Review
8 Client Profiles
16 Committed to Our Employees
18 Committed to Our Island Communities
20 2012 Financial Tables
24 Managing Committee and Board of Directors
27 Bank of Hawaii Locations
28 Shareholder Information

ON THE COVER

Haleakalā Silversword
Famous for its beautiful silver color, the Haleakalā 'ahinahina, or silversword, is an endangered species unique to Hawaii. Symbolic of the Hawaiian proverb, *kulia i ka nu'u* or "strive for the summit," silverswords grow only at high altitudes where they have adapted to the harsh environments of the volcanic slopes of Haleakalā, Mauna Kea and Mauna Loa.

Bank of Hawaii
Corporation

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominees listed and FOR Proposals 2 and 3.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - S. Haunani Apoliona	☐	☐	02 - Mary G. F. Bitterman	☐	☐	03 - Mark A. Burak	☐	☐
04 - Michael J. Chun	☐	☐	05 - Clinton R. Churchill	☐	☐	06 - David A. Heenan	☐	☐
07 - Peter S. Ho	☐	☐	08 - Robert Huret	☐	☐	09 - Kent T. Lucien	☐	☐
10 - Martin A. Stein	☐	☐	11 - Donald M. Takaki	☐	☐	12 - Barbara J. Tanabe	☐	☐
13 - Raymond P. Vara, Jr.	☐	☐	14 - Robert W. Wo	☐	☐			

	For	Against	Abstain
2. Say on Pay - An advisory vote to approve executive compensation.	☐	☐	☐
3. Ratification of Selection of An Independent Registered Public Accounting Firm (Ernst & Young).	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X B O H 2

01KY8A

153997_Broker_Blanks_Proxy_Full_Set/000011/000011/i

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Notice of 2013 Annual Meeting of Shareholders

111 S. King Street, 5th floor, Honolulu, HI

Proxy Solicited by the Board of Directors for Annual Meeting — April 26, 2013

Mark A. Rossi and Nathan J. Sult, or either of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Bank of Hawaii Corporation to be held on April 26, 2013 at 8:30 a.m. or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted as directed. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees and FOR Proposals 2 and 3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

DEAR FELLOW SHAREHOLDERS,



We are pleased to report that Bank of Hawaii had another solid year in 2012. Perhaps more importantly, in 2012 we furthered our quest to enhance the value of our franchise for the long term through thoughtful investment in our people, our customers and our community.

Fully diluted earnings per share were $3.67, an 8.3% increase over 2011. Loans and deposits grew during the year. Credit quality improved. Capital and reserves remained at healthy and prudential levels.

The national economy continued its trajectory of recovery marked by slow growth, improving but high unemployment, stabilizing housing markets and tepid but improving consumer demand and business investment. The Hawaii and Guam markets performed better and I'll touch on that further in a bit.

The community banking industry, while improved in 2012, is certainly not without its challenges. While the improved economy has allowed for loan and deposit growth, our net interest margin has been hampered by a historically low interest rate environment. Enhanced regulatory requirements resulting from the financial crisis have added complexity and costs to our operations.

As you might guess, our approach to these challenges has been to take a balanced approach and to double down our efforts on making our operation even more effective, efficient and relevant to our customers.

The Hawaiian Economy

As we mentioned earlier, the Hawaiian economy performed relatively better than the broader national economy in 2012. Our visitor industry had a record year in both arrivals and visitor spending with nearly eight million visitors enjoying our islands and spending $14.3 billion. Of note, international visitors accounted for 45% of overall visitor spending in 2012. Unemployment improved to 5.2% at year end compared to 7.8% nationally.

Single-family home prices on Oahu rose 7.8% in 2012 while sales volume rose 6.5%. Both single-family and condominium median prices are close to pre-recession levels. Single-family home and condominium inventories are now at historically low levels.

The Guam economy experienced a strong year in 2012. Visitor arrivals were up 12.8% over the prior year and revenue per available room was up 26%. Unemployment improved to 10.9%, down from a peak of 14% in 2011.

American Samoa

In November of last year, we announced we will be closing our two branches in American Samoa. This was a decision not made lightly, especially following more than 40 years of operating in the region. However, it is the only operation we now have in the South Pacific and its geographic isolation and other factors posed operational challenges. We worked closely with the other financial institution on the island to transition our accounts and accommodate customers.

Shareholder Value

Despite the challenging margin environment, we increased fully diluted earnings per share to $3.67 in 2012. We achieved this growth in part through improved credit quality, through controlled expenses and through exceptional results in our mortgage banking operation. For the year, we originated almost $1.5 billion in residential mortgages. More than any other local lender in the Hawaii market.

We paid a dividend of $1.80 per share in 2012, extending our record practice of more than 70 consecutive years of delivering consistent cash dividends. Stock repurchases for the year totaled $79.5 million.

As at year end, our price-to-book ratio was 1.92, giving us an enviable valuation and a testament to the perceived long-term value of our franchise in the eyes of our investors.

Late in the year, *Forbes Magazine* rated our bank the second best performing bank in the country in its annual ranking. In the four years that *Forbes* has been conducting the rankings, Bank of Hawaii has finished either first or second in each of the years measured.

Our Employees

It is our employees who differentiate the Bank of Hawaii brand from others. They develop and nurture the relationships and build the trust that has earned Bank of Hawaii its premier reputation within the community for exceptional service as a financial services provider. We must ensure our ability to hire, retain and develop our professional talent to keep us a leader in the marketplace.

Over the past couple of years we have accelerated and enhanced our employee training and development programs. This renewed focus on building employee engagement throughout the company is grounded in an exciting program we term "Grow Connect Thrive." Aimed at positively increasing employees' experiences in the workplace, the program combines elements of professional and personal development. In 2012, we continued to build on this culture of learning with the addition of series on leadership training and skills building as well as exercise, fitness and health.

Our Customers

The test of our merit comes in our ability to offer sound banking products and services that meet the financial services demands of our customers in a convenient and effective way. Since 2001 we have conducted quarterly quantitative market research to measure customer satisfaction levels and are gratified that customers rate Bank of Hawaii at the highest levels for both customer service and overall satisfaction since we initiated the surveys.

In the third quarter of 2012 we introduced a new credit card product called MyBankoh Rewards designed to complement our existing Hawaiian Airlines Visa card. The new card provides customers with an extensive rewards program that allows a high degree of flexibility when redeeming rewards points for any purchase over $25. It also features year-end bonus rewards based on amount spent during the year. Plus, there are no caps or expiration on points. Initial response rates following the third quarter "soft" launch exceeded goals. We moved to a more aggressive marketing campaign in January 2013.

While traditional branches remain an important part of our network, experience tells us more and more people prefer the convenience of combining their banking with other errands such as grocery shopping or simply relying on electronic channels such as the internet and mobile banking. As a result, we invest in technology and continue our branch optimization strategy, which is an efficiency and customer-driven approach to ensure our branches are in the most convenient locations and appropriately sized to leverage opportunities in those communities.

Our Community

Taking care of the community is a core value at Bank of Hawaii. In 2012 nearly 1,800 volunteers participated in one or more of our 78 community events. In addition we held 125 Bank of Hawaii Smart Money Seminars that included a wide range of topics from budgeting and planning for retirement to helping senior citizens guard against fraud. These seminars, which are facilitated by a pool of 166 specially trained employees, are held as a public service and are free to the public.

Also in 2012 we were named SBA Lender of the Year. This is the eighth year Bank of Hawaii has earned this recognition.

Bank of Hawaii became the first financial institution to introduce the Hawaiian language onto its ATM network. We worked in cooperation with the Hawaii Tourism Authority and the Office of Hawaiian Affairs to ensure the integrity of all translations. We believe that by incorporating this into common everyday usage, it will help perpetuate and preserve the importance of our native Hawaiian language.

In Closing

In closing, we want to thank you for your continued interest and support of Bank of Hawaii. 2012 marked our 115th year as a bank serving the Hawaii market. Asia and the Pacific continue to play a more and more vital role in the global economy and in geopolitical affairs. Hawaii remains geographically in the center of this trend and, we believe, is poised to benefit long term from it.

As we look forward, I have great confidence that we can build even further on our accomplishments and achieve even more for our shareholders, our customers, our community and our employees.

Peter S. Ho

PETER S. HO

Chairman, President, and Chief Executive Officer
Bank of Hawaii Corporation and Bank of Hawaii

2012 FINANCIAL SUMMARY

Bank of Hawaii Corporation and Subsidiaries (dollars in thousands, except per-share amounts)

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Earnings Highlights and Performance Ratios		
Net Income	$ 166,076	$ 160,043
Basic Earnings Per Share	3.68	3.40
Diluted Earnings Per Share	3.67	3.39
Dividends Declared Per Share	1.80	1.80
Net Income to Average Total Assets (ROA)	1.22 %	1.22 %
Net Income to Average Shareholders' Equity (ROE)	16.23 %	15.69 %
Net Interest Margin[1]	2.97 %	3.13 %
Efficiency Ratio[2]	57.88 %	59.23 %
Market Price Per Share of Common Stock:		
Closing	$ 44.05	$ 44.49
High	49.99	49.26
Low	41.41	34.50
AS OF DECEMBER 31		
Statement of Condition Highlights and Performance Ratios		
Loans and Leases	$ 5,854,521	$ 5,538,304
Total Assets	13,728,372	13,846,391
Total Deposits	11,529,482	10,592,623
Total Shareholders' Equity	1,021,665	1,002,667
Book Value Per Common Share	$ 22.83	$ 21.82
Allowance to Loans and Leases Outstanding	2.20 %	2.50 %
Full-Time Equivalent Employees	2,276	2,370
Branches and Offices	76	81
FOR THE QUARTER ENDED DECEMBER 31		
Earnings Highlights and Performance Ratios		
Net Income	$ 40,287	$ 39,229
Basic Earnings Per Share	0.90	0.85
Diluted Earnings Per Share	0.90	0.85
Net Income to Average Total Assets (ROA)	1.19 %	1.17 %
Net Income to Average Shareholders' Equity (ROE)	15.47 %	15.23 %
Net Interest Margin[1]	2.87 %	3.04 %
Efficiency Ratio[2]	58.24 %	60.42 %

[1] Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.

[2] Efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and total noninterest income).

OUR ENDURING COMMITMENT

At Bank of Hawaii we are steadfast in our commitment to deliver the highest value, service and benefit to our stakeholders: our shareholders, customers, employees, and community. The way we do business is guided by our commitment to maximize shareholder value over time, provide our customers the most convenient banking services for their lifetime financial needs, give our employees every opportunity to connect, grow and thrive—both at work and in the community, and serve the communities where we live and work.

We do this by adapting to an ever changing banking environment and delivering the most convenient service to the people we serve.

How well are we delivering on our commitment to each of our stakeholders? One indicator is the judgment of our peers. For the fourth straight year, *Forbes* has named Bank of Hawaii one of the top banks in the country. And for the second consecutive year, the trade publication *ABA Banking Journal* has named Bank of Hawaii the nation's top performing bank among the largest public and private banks and thrifts.

COMMITMENT TO AN EXCEPTIONAL CUSTOMER EXPERIENCE

Convenience is key for the Bank of Hawaii customer experience. In this age of Facebook and Twitter and the ubiquitous smart phones, we constantly look for ways to engage with customers however they prefer and deliver services wherever they are. For quick and convenient access, customers can choose from our 24/7 call center, our extensive network of ATMs, or the enhanced functionality of our online and mobile banking services. For traditional banking, we offer seven-day-a-week banking through our in-store branches. For more complex and specialized banking products and services, we added to our network of strategically located banking centers.

Online and Mobile Banking

Industry-wide trends show steep increases in online banking over the last 20 years, and a more recent rise in mobile banking that is also projected for rapid growth. Bank of Hawaii is right in line with these trends. To stay abreast of this shift in consumer preferences, we have expanded our e-Bankoh online and mobile banking services. Customers have become accustomed to the ease and security of getting online statements, transferring funds between accounts, reviewing account transactions, opening new accounts, and paying bills at www.boh.com. Using a Bankoh app, customers with an iPhone or Android smartphone are a part of the growing mobile banking revolution. Customers can view their accounts, pay bills, transfer funds, and even find the nearest ATM or Bank of Hawaii branch. In another expansion of mobile banking to the popular tablet platform, we will be launching an iPad app in 2013.

Social Media

With more than one billion people using Facebook, and more than 550 million tweeting on Twitter, these social media platforms have revolutionized the way we interact with one another. Bank of Hawaii launched on Twitter in December 2011, and on Facebook in January 2012, giving us the largest social media presence of any Hawaii bank, with nearly 3,000 Twitter followers and more than 10,000 Facebook fans and growing. These platforms allow us to listen to our followers in real time, respond to their comments quickly, and promote our products and services. It's also a way to highlight our community service activities and even alert fans to job openings. Social media is a valuable way to deepen relationships with our customers.

ATMs—"Aloha mai"

With nearly 500 ATMs, Bank of Hawaii has the largest statewide network of automated teller machines, all with multi-language screens in Japanese, Chinese and English. At the end of 2012 we introduced a unique new capability—the Hawaiian language—which we will roll out to our entire network in 2013. This special initiative reflects our commitment to being the Bank *of* Hawaii by helping to perpetuate the Hawaiian language and our host culture. The Office of Hawaiian Affairs and the Hawaii Tourism Authority provided their expertise to ensure the accuracy of translations.

Credit Cards

In 2012, we expanded our credit card offerings by launching our own self-issued credit cards—the Bank of Hawaii Visa Signature and American Express MyBankoh Rewards Credit Cards, which feature generous and flexible rewards programs. These cards complement our very popular Bank of Hawaii Hawaiian Airlines Visa Signature Credit Cards, which we offer through our partnership with Hawaiian Airlines.


HAWAIIAN
Bank of Hawaii
VISA
SIGNATURE


Bank of Hawaii
Bank of Hawaii
VISA
SIGNATURE

Mortgage Lending

Once again, Bank of Hawaii was named the #1 residential lending market share leader for 2012 among local Hawaii banks, based on executing the greatest number of loans and the highest dollar amount—more than $1 billion. What this means is that we helped thousands of families to improve their lives by refinancing their loan or by purchasing a new home. This kind of success relies on teamwork, and to improve our overall efficiency we moved our back office staff from Kapolei to the same downtown Honolulu location as many of our loan officers. The success of the entire team was reflected in Bank of Hawaii being awarded the *Honolulu Star-Advertiser* people's choice award for Best Mortgage Company of the year.

Our Consumer Lending Department also increased its volume of home equity credit lines with the introduction of the HELOC PV product, our home equity credit line that makes it easy for homeowners to purchase a photovoltaic system and take advantage of attractive tax credits.

In-Store Branches

As online and mobile banking have become increasingly popular, there has been a steady decrease in traditional branch banking. At the same time, customers are doing more banking at in-store branches, thanks to the convenience of being able to bank where they shop. This trend led to a repositioning of our branch network through consolidation of some traditional branches, and strategically migrating branch services to in-store branches. In 2012, we replaced the Ewa Beach Branch with an in-store branch with extended hours at the brand new Safeway in Ewa Beach's Laulani Village Shopping Center. We also renovated the Safeway Piilani In-Store Branch, which is the second Maui in-store branch.

Branches and Banking Centers

Despite the decrease in their use, banking experts agree that traditional branches will not go away completely, as they are still an important channel for developing relationships with customers, growing sales, and helping customers find solutions to more complex financial needs. They will evolve from transactions-based destinations to a financial solutions destination. A number of our branches also serve as banking centers, where experts in Mortgage Banking, Investment Services, Personal Banking, and Business Banking are on hand to provide these specialized financial services. These banking centers are located in branches that serve major metropolitan markets—Ala Moana, Kailua, Kapolei, Main Branch in Downtown Honolulu, Pearlridge, Waialae-Kahala, and Waikiki on Oahu, and Kona on Hawaii Island.

At Bank of Hawaii, our commitment to our customers is a shared trust—one that springs from the confidence placed in us, and our determination to honor that trust in every aspect of our service.

As a part of this trend, in 2012 we closed or consolidated several branches including Aikahi Park Branch, Ewa Beach Branch, Laie Branch, and Waikele Branch on Oahu, and Kohala Branch on Hawaii Island. We also relocated our Kona Branch to the new Kona Banking Center, the first of its kind on the neighbor islands. In 2013, we will relocate our Ward Plaza branch to new ground floor facilities at Hokua at 1288 Ala Moana. We will also close our two American Samoa branches as a way of centralizing our footprint back to our core Hawaii and Guam markets.

OUR TECHNOLOGY SYSTEMS

There's an unseen but critical side to the bank's ability to deliver a full range of financial products and services efficiently, quickly and securely—our technology systems.

Essentially, we serve two audiences—our customers who expect financial services that are convenient, comprehensive, easy to access and secure, and our staff who are committed to delivering them with the highest level of professionalism and service. In today's technology driven world, the interface between the two is our technology systems.

Information Technology

In 2012, we made significant investments in upgrading our infrastructure to improve the bank's data center network—from adding capacity to provide more functionality to our users, to improving resiliency to protect data centers from events like power outages. We continued to strengthen security and data protection to be responsive to elevated threats faced by financial institutions. We also continued to use cloud-based virtualization technology to reduce technology infrastructure cost.

We rolled out automation tools and collaboration software that makes it easier for our business groups to work together and share information companywide. This allows us to access databases and reports that help us serve customer needs in a more comprehensive way as well as use the information to develop new business opportunities.

COMPREHENSIVE WEALTH MANAGEMENT SERVICES

For more than a century, Bank of Hawaii has helped generations of families preserve and grow their wealth through our tailored, comprehensive wealth management services. Our team approach provides a complete range of highly personalized financial services including investment management; financial, estate and charitable planning; trust and probate administration; income tax services; and fiduciary real estate management services.

Investment Services

The bank's Investment Services Group (ISG) is the largest Hawaii-based provider of fiduciary and investment services in the state. For example, Hawaiian Tax-Free Trust, which is managed by our investment team and is the first and largest municipal bond fund in the state, reached record asset levels in 2012 reflecting investor confidence in the fund and the expertise of our investment group. This expertise is applied in serving ISG's wealth management clients with a full range of investment solutions.

Because we set extremely high standards for our team of wealth management advisors, we invest in their continuing education. Currently our staff has more than 50 accreditations—Certified Wealth Strategist (CWS), Certified Trust & Financial Advisor (CTFA), Certified Investment Management Analyst (CIMA), Certified Financial Planner (CFP), Certified Public Accountant (CPA), and Chartered Financial Analyst (CFA)—that carry the highest degree of professional skills and technical expertise. Our commitment to our team's ongoing education enables us to provide our clients with the most current and comprehensive financial information to assist them in achieving their goals.

In 2012, we made enhancements to our financial planning program, allowing us to better identify our clients' life goals so that we can continue to meet and exceed their individual financial needs.

Clients have positively responded to these customized solutions that utilize both our open architecture investment platform and creative lending programs.

GETTING DOWN TO BUSINESS

Whatever the business, it's our business to help it grow and prosper. Whether a sole proprietor, a small- or medium-sized enterprise, a large corporation, or an international business, we are committed to providing the services needed to help them reach their financial goals.

Commercial/Corporate Banking

Our Commercial Banking Group continues to build and support longstanding relationships with mid-sized companies and large corporations in Hawaii. Our experienced team of commercial and corporate bankers provides sophisticated funding solutions and recommendations for a broad range of needs—from commercial real estate and construction loans to equipment financing and cash management solutions. The team works closely with other business units across the bank, such as Private Client Services, Business Banking, and Investment Services to help clients meet all their financial goals.

Business Banking

Since small businesses account for more than 95 percent of companies in Hawaii, we continue to serve this important market by providing a wide range of deposit and loan products, including government-guaranteed loans; merchant services; and convenient phone and online access to accounts. Once again in 2012, we led all lenders in the state with 103 SBA guaranteed loans, which earned us the U.S. Small Business Administration's Lender of the Year Award for Hawaii. We are proud to have received this prestigious award in eight out of the past ten years.

International Banking

As the only local bank with an International Banking Division (IBD), we serve clients from Asian countries such as China, Japan and Korea who have financial interests in Hawaii and the Pacific. Through IBD, we are in a unique position to connect business leaders in Asia with their counterparts in a broad cross-section of Hawaii's business community. For example, in 2012, we hosted a mini Hawaii-China Business Leader Forum for 17 top Hawaii business leaders and 11 Chinese CEOs. Round-table sessions allowed them to meet one-on-one to introduce their companies to each other and explore potential business opportunities. As a result, several business leads and new accounts were generated. We plan to host more seminars for other groups to help them connect with the Asian market.

We also expanded our service that allows Chinese businesses, investors and visitors to use their China UnionPay (CUP) debit and credit cards to withdraw cash at any Bank of Hawaii ATM and make purchases at our merchant terminals. We did this by adding more merchant service terminal customers accepting the CUP card, including the entire University of Hawaii system.

Because of IBD's language skills and cultural knowledge, we also serve as relationship managers for our Asian clients, helping to facilitate services from our other business units.

At Bank of Hawaii, our commitment to our customers is a shared trust—one that springs from the confidence placed in us, and our determination to honor that trust in every aspect of our service.

On the following pages, some of our customers talk about their experiences in the many ways we do business with them—providing the highest value, service and benefit to meet their expectations and needs.



BUSINESS BANKING CLIENT

KOMODA STORE & BAKERY

Calvin Shibuya: Like Bank of Hawaii, our fourth-generation business has been around for a long time and has evolved over the years. In 1916 my wife Betty's grandparents, Takezo and Shigeri Komoda, opened a general store, selling everything from chicken feed to clothing. No such thing as "big box" chains back then. Maui families relied on us for their dry goods and fresh produce.

Later, in the early '50s, we started a bakery and sold bread, cakes and donuts. We quickly became known for our popular cream puffs and stick donuts (five donut holes on a skewer), which remain *omiyage* favorites. Everything was made with quality ingredients by hand, like it is today. In fact our chief baker, who is in his eighties, continues to amaze us and serves as an inspiration to everyone.

Bank of Hawaii has been our partner since 1999. My daughter Michele used to work at the bank on Oahu before transferring to the Kahului branch, where she was an assistant branch manager for several years before joining our business.

I really like working with the bank. They make it easier for me to run our company. They handle our payroll through Ceridian, which has been a big relief—allowing me more time as a manager and baker.

About two years ago, our company got its first loan ever. We had been paying cash for everything before then. But when I decided to upgrade our old refrigerator and freezer units with more cost-efficient Energy Star appliances, and install a photovoltaic system to save on energy costs, we turned to Bank of Hawaii. Taking out a loan was a brand new experience, and Greg Knue made it easy by walking us through the process. The PV system is currently being installed, and we look forward to the cost savings.

Another way the bank has been invaluable is through the social events they host on Maui a few times a year. They do a lot to say "thank you" to their customers. At these events we are able to meet Bank of Hawaii specialists and other business people in our community and exchange ideas, suggestions and experiences to help our business grow.

We really enjoy working with everyone at the bank, including Lolita Feliciano, in Personal Banking at the Kahului branch, and all of the employees at the Pukalani branch.

I also work with Joan Martin of Private Client Services for my personal investments and financial needs. She takes good care of me. I like the fact that all of these services are handled by one institution—a one-stop shop. I also recently used the bank's income tax services, which was a tremendous help.

We are fortunate to have this relationship with Bank of Hawaii. They are very professional and provide us with good advice. I can't think of any other banking institution that cares about our company like Bank of Hawaii does.


CREAM Or COCOA PUFF
LONG JOHN
STICK DONUT
ANPAN
DONUTS
GLAZE SUGAR
APPLE•STRAWBERRY
TWIST
VANILLA•CHOC CREME
SPRINKLE STICK
MALASADA PLAIN
GUAVA
TURNOVERS
DANISH
CINNAMON SNAIL
REFRESH
Your
Thirst!
MON TUE THU FRI
SAT
CLOSED SUN & WED
BREAD
BUTTER ROLLS
COOKIES
MAC NUT COOKIES
BISCUIT
PIES•APPLE COCONUT
FRENCH APPLE
FRENCH APRICOT PEACH
APRICOT PEACH
PIES

From left: Calvin Shibuya, Betty Shibuya, Kyoko Komoda, Ikuo Komoda, and Michelle Shibuya.

Dr. Bobby Baker with Pacific Cancer Institute's new sterotactic radiosurgery system.

COMMERCIAL BANKING AND PRIVATE CLIENT SERVICES CLIENT

DR. BOBBY BAKER

As founder and president of the Pacific Cancer Institute of Maui, I've learned that having a financial partner that I can trust and rely on is critical to the growth and success of our business.

I've been a client of Bank of Hawaii since moving to Maui in 1994. At the time, I had already started four cancer centers across the U.S. and Guam but was new to the islands. The late Mike Lyons, who was then the bank's Maui district manager, introduced me to many leaders in the community and this allowed me to establish relationships that were necessary to build our cancer center.

What I really like about working with Bank of Hawaii is having a team of astute, capable professionals that I know I can count on. They are always readily available to answer my questions and help me take care of financial matters on both the business side and personal side.

Galen Nakamura and Karen Frampton, of Commercial Banking, assist me with the Institute's financial services needs. They are knowledgeable and very personable, and I consider them as friends, more than just bankers.

Much of the banking we do at the Institute is electronic—everything from payroll to accounts payable and receivable—and Bank of Hawaii makes the process easy and efficient.

As a board-certified radiation oncologist, I value precision. I'm a perfectionist for my patients, and I always seek to minimize risk. That's my forte, and it's one of the reasons the Pacific Cancer Institute of Maui recently established a stereotactic radiosurgery program (SRS/SBRT). This state-of-the-art medical technology enables us to treat small tumors in the brain, lung, liver, pancreas and other areas that were previously hard to precisely target. It is one of the most precise cancer treatments in the world, and we're proud to introduce it in Hawaii.

When you are precision based, you also tend to be conservative. That's why I like Bank of Hawaii. It is prudent in its operations and provides safety and security for its clients. It's comforting to see the bank consistently recognized as one of the top financial institutions in the country. I like to tell my friends on the mainland to consider moving their money to Bank of Hawaii.

In terms of our personal finances, my wife Julie and I enjoy working with our private banker Joan Martin. She knows our family and is always there to assist. Whether it's helping us transfer funds to our son who is away at college or assisting us with investment decisions, she understands our needs and relates with us on a personal level.

Maui is a small, close-knit community, and I like that. I was born and raised in a Kentucky town of 3,000 residents. I enjoy being active in the community, and it's nice to know that my bank shares those same values and supports some of the same nonprofit organizations that I do, including the Boy Scouts of America, United Way and the Pacific Cancer Foundation.



CORPORATE BANKING CLIENT

THE QUEEN'S HEALTH SYSTEMS

Art Ushijima: The Queen's Health Systems has been a longtime Bank of Hawaii client. Our relationship with the bank dates back to the 1950s. As our organization has grown, the bank has been there to support us. In 1985 we established The Queen's Health Systems as a not-for-profit parent corporation to bring expanded healthcare capabilities to the people of Hawaii and the Pacific Basin. Today we encompass a family of 10 healthcare-related companies, and we continue to rely on the bank for our financial services needs.

We appreciate the fact that Bank of Hawaii consistently ranks among the top banks in the country. That's important to us because it illustrates the focus that the bank places on its business and how it serves its customers and the community. We are all fortunate to have a financial institution of this caliber here in Hawaii.

Rick Keene: As a local organization, we try to work with local companies to the extent that we can. When we do work with large firms and vendors outside of the state, our relationship with Bank of Hawaii and its stature and credibility are an asset.

The bank provides us with a wide range of services, including: corporate banking, commercial lending, refinancing, cash management, investment management, merchant services, employee benefits-related services and ATMs.

Donovan Koki, in Corporate Banking, is my primary contact and a great "go-to" guy. He is diligent, hard working and extremely responsive. Whenever I call him with a question or an issue—whether it involves his immediate area or a different department—he is readily available to assist me. In fact he is so responsive, I have to remind him that it's okay to get away from his desk from time to time.

Having previously worked at Bank of Hawaii and now being a client of the bank, I have a great deal of respect for the organization and its people. I think it's a high quality institution, and I am proud to have worked there and to do business with it today.

Art: Serving the Hawaii community is an integral part of the role of The Queen's Health Systems. The Queen's Medical Center, founded by Queen Emma and King Kamehameha IV in 1859, is the oldest and largest private hospital in the state, serving more than 24,000 inpatient admissions and nearly 300,000 outpatients annually. Our mission is to serve the healthcare needs of Native Hawaiians and all of the people of Hawaii. This is consistent with the bank's focus on Hawaii and the work they do in our community.

Rick: Bank of Hawaii and its employees care about our community. One of the ways they demonstrate this is through the bank's annual employee giving campaign, in which staff members select several nonprofit organizations to support. This past year, The Queen's Medical Center was extremely pleased and honored to be among the recipients of this fundraising effort. It was another reminder to us of the commitment we share with the bank and its people to work together to strengthen the communities we serve.



From right: Art Ushijima, President & Chief Executive Officer, and Rick Keene, Senior Vice President & Chief Financial Officer.



David, Cheree and Caleb Wee at their Kapolei home on Oahu.



RETAIL CLIENT

DAVID WEE AND FAMILY

Bank of Hawaii has been a part of my life since childhood. My parents were dedicated customers, and they taught me about the importance of saving and managing money. When I was in eighth grade, my father helped me open a checking account at the Mililani Safeway branch, and I'm proud to say that I've been a loyal Bank of Hawaii customer ever since.

I'm a fabric worker at Pearl Harbor Naval Shipyard, and my wife Cheree is a speech therapist/rehab manager at a nursing facility in Honolulu and a real estate agent. We have very busy schedules, and the bank makes it easy for us to manage our money. Their online banking service enables me to keep track of our checking and savings accounts. My wife especially likes to use Bank of Hawaii's ATMs for withdrawals and deposits.

In this digital age, I've come to really appreciate the service we receive in the branches. Recently we moved to Kapolei and quickly fell in love with the branch there. What I like is that the staff treats you like you are a $40 million customer. They are extremely friendly, attentive and helpful. I can tell they really care about the people they serve.

In particular, Debbie Staples of the Kapolei Banking Center has been fantastic. When Cheree and I decided to invest in a photovoltaic (PV) system for our home, we were anxious to take advantage of the bank's new home equity line of credit specifically tailored for PV systems. Debbie did a great job of explaining everything and made the process seamless. I am happy with our new system, but I am *really* happy with how Bank of Hawaii structured this special credit line. They really researched this from an industry and tax standpoint and designed an ideal payback plan. As a result, our payments won't start until our tax refund arrives—which is a huge help for our finances.

Bank of Hawaii has always been there for us. When my father unexpectedly passed away at work two and a half years ago, it was the hardest time in my life. He and my mother had worked together as physicians in private practice. Thankfully, the Mililani Branch Manager Wayne Takahashi and Consumer Banking Representative Jessica Weaver helped us tremendously with all of the financial paperwork for the medical practice. That was over the course of a year and a half. They took care of our family during a tough time, and that kind of relationship is rare in today's world.

I wouldn't trade the relationship that I have with my bank for anything. You can get all of the financial services at Bank of Hawaii that the mainland banks offer *plus* incredible personal service. We plan on encouraging our son Caleb to start saving money with Bank of Hawaii as soon as he is old enough. I'm a satisfied customer, and I feel extremely honored to share my story.




FINISHER

Clockwise from top: Pumping iron in the downtown gym are first-time marathon finisher **Stacey Ouchi** of Accounting Services and **Carolyn Yoshihara** of Centralized Administrative Services; processing deposits: **Edgar Valenzuela** and **Gerry Ancog-Thompson** of Transaction Processing Operations; lunching at Café Blue: **Sherry Serrano** of Executive Administration, **Austin Bunag** of Loan Origination, **and Piper Hites-Ferrell** of Residential Loan Origination; Innovation Manager **Jamie Champagne** facilitates a Design Thinking training session with **Tracy Tom** of Automated Clearinghouse Operations and **Noreen Dunn** of Lockbox Operations; **Tina Murphy** of Training & Support Center oversees a teller training session with **Rico Yabut** of Main Banking Center, **Suzy Brady** of Safeway Kaneohe In-Store Branch, and **Chase Lee** of Main Banking Center.







Providing Opportunities for Our Employees to Grow, Connect and Thrive

At Bank of Hawaii we believe that our people are the foundation of our business and our greatest asset. Our employees' talents and passion drive innovation and customer value, which propel new levels of excellence and financial success. We are committed to a culture of learning, engagement, and exceptional performance that help our employees grow, connect and thrive throughout their careers at the bank.

To attract and retain the most talented people for our business, we recognize the need to invest in their personal and professional development. Our robust training curriculum ensures that everyone who works with us has access to development opportunities to pursue their career aspirations and personal dreams. In 2012, we launched a senior leader development series and Design Thinking sessions to foster a higher level of innovation at the bank.

In 2012, we introduced a friendly competition among our branch staff as a fun way to promote customer service standards and product knowledge. The Bankoh Genius Bowl was a hit, with the entire company cheering on their favorite teams in the live, final playoff. The competition was so successful that all employees will be invited to compete in 2013.

Using social media techniques and tools, in 2012 we invested in creating a more interactive experience on our intranet to increase information flow and collaboration across the company. We added video capability and other features to make the site more compelling and user-centric.

Bank of Hawaii also provides our employees with the opportunity to take charge of managing and improving their health and general wellbeing. In May 2012 we reopened our renovated downtown cafeteria—Café Blue—with a new name, look, vibe and a new menu that includes fresh and healthy dining options at a discount for employees. Beyond the image of the conventional cafeteria, Café Blue is a place to rev up the morning with a cup of coffee, connect with friends, and even get a little business done.

The 2011 opening of a gym in our downtown location that is free to all employees proved to be so popular we extended the hours for the more than 850 members. We've also introduced regular "Thrive Thursday" sessions during the lunch hour where employees can choose to learn from experts on a variety of health and wellbeing topics such as disease management, elder care options, healthy eating choices, fitness activities and relaxation techniques. For those who prefer an after-work workout, for a fee, our employees may enroll in yoga, Zumba, and boot camp classes. We also provide free gym access for employees at our Kapolei facility, and because of our employees' response to care for their health, a new gym is being planned for our Central Processing Facility in 2013.

Our employees are the reason for our success and the future of our company. Investment in our employees' development, engagement and wellbeing is an investment in the long-term future of Bank of Hawaii.



Raising Hope for a Better Tomorrow

At Bank of Hawaii we recognize the importance of supporting our communities and assisting those in need. We focus on ways we can consistently make a positive impact in the communities where we live, work and raise our families.

Our most important resource—our employees, retirees and their families—volunteer thousands of hours of their time each year through company-sponsored events to help meet community needs. In 2012, our volunteers participated in 78 community service events, donating 5,950 hours of their time.

We have a special affinity for supporting programs providing educational opportunities and accessible resources that help families achieve financial security. Our volunteers spend hundreds of hours each year participating in programs that range from teaching elementary students the value of saving, to providing free income tax preparation services to low- to moderate-income families, to teaching our *kupuna* how to protect themselves from financial fraud.

Our employees also donate their own funds to local organizations through our annual Employee Giving Campaign and Bank of Hawaii Community Walk, which raises funds for organizations that lack resources to hold a walk of their own. In 2012, our employees raised more than $617,000 for the community through these two fundraisers.

The total contributions to the community by Bank of Hawaii and its employees and retirees, and Bank of Hawaii Foundation, was $2.5 million.

At Bank of Hawaii we put our actions where our hearts are, to help brighten the future for us all.







Clockwise from top: Nearly 2,000 of our Bank of Hawaii *'ohana* turned out for our 2012 Bank of Hawaii Community Walk on Oahu that benefited Honolulu Zoo Society, Ronald McDonald House Charities of Hawaii, and Variety School of Hawaii; retiree **Elsie Miyamura** and **Lisa Goo** of Kaimuki Branch were among the volunteers who helped the Hawaii Public Housing Authority refurbish 10 vacant units at Waimaha housing complex in Waianae; Senior Vice President and Metro Windward Oahu Regional Manager **Danny Kim** teaching a third grader at Jefferson Elementary about the importance of saving; **Tia Lewis** (daughter of Paula Lewis of Deposit Maintenance Center), **Christine Tamura** of ATM Servicing, and **Walter Villalba** of Operations Group Administration prepare the 2012 Bank of Hawaii Book Swap seeded with more than 4,000 books donated by bank employees.

CONSOLIDATED STATEMENTS OF INCOME

Bank of Hawaii Corporation and Subsidiaries (dollars in thousands, except per-share amounts)

FOR THE YEAR ENDED DECEMBER 31	2012	2011
Interest Income		
Interest and Fees on Loans and Leases	$ 257,896	$ 262,239
Income on Investment Securities		
Available-for-Sale	65,972	103,363
Held-to-Maturity	94,952	72,138
Deposits	9	8
Funds Sold	533	828
Other	1,127	1,117
Total Interest Income	420,489	439,693
Interest Expense		
Deposits	12,376	18,321
Securities Sold Under Agreements to Repurchase	28,897	29,171
Funds Purchased	21	20
Long-Term Debt	1,924	1,973
Total Interest Expense	43,218	49,485
Net Interest Income	377,271	390,208
Provision for Credit Losses	979	12,690
Net Interest Income After Provision for Credit Losses	376,292	377,518
Noninterest Income		
Trust and Asset Management	45,229	45,046
Mortgage Banking	35,644	14,664
Service Charges on Deposit Accounts	37,621	38,733
Fees, Exchange, and Other Service Charges	48,965	60,227
Investment Securities Gains (Losses), Net	(77)	6,366
Insurance	9,553	10,957
Other	23,351	21,662
Total Noninterest Income	200,286	197,655
Noninterest Expense		
Salaries and Benefits	184,408	182,816
Net Occupancy	42,965	43,169
Net Equipment	19,723	18,849
Professional Fees	9,623	8,623
FDIC Insurance	7,873	9,346
Other	69,696	85,390
Total Noninterest Expense	334,288	348,193
Income Before Provision for Income Taxes	242,290	226,980
Provision for Income Taxes	76,214	66,937
Net Income	$ 166,076	$ 160,043
Basic Earnings Per Share	$ 3.68	$ 3.40
Diluted Earnings Per Share	$ 3.67	$ 3.39
Dividends Declared Per Share	$ 1.80	$ 1.80
Basic Weighted Average Shares	45,115,441	47,064,925
Diluted Weighted Average Shares	45,249,300	47,224,981

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

CONSOLIDATED STATEMENTS OF CONDITION

Bank of Hawaii Corporation and Subsidiaries (dollars in thousands)

AS OF DECEMBER 31	2012	2011
Assets		
Interest-Bearing Deposits	$ 3,393	$ 3,036
Funds Sold	185,682	512,384
Investment Securities		
Available-for-Sale	3,367,557	3,451,885
Held-to-Maturity (Fair Value of $3,687,676 and $3,754,206)	3,595,065	3,657,796
Loans Held for Sale	21,374	18,957
Loans and Leases	5,854,521	5,538,304
Allowance for Loan and Lease Losses	(128,857)	(138,606)
Net Loans and Leases	5,725,664	5,399,698
Total Earning Assets	12,898,735	13,043,756
Cash and Noninterest-Bearing Deposits	163,786	154,489
Premises and Equipment	105,005	103,550
Customers' Acceptances	173	476
Accrued Interest Receivable	43,077	43,510
Foreclosed Real Estate	3,887	3,042
Mortgage Servicing Rights	25,240	24,279
Goodwill	31,517	31,517
Other Assets	456,952	441,772
Total Assets	$ 13,728,372	$ 13,846,391
Liabilities		
Deposits		
Noninterest-Bearing Demand	$ 3,367,185	$ 2,850,923
Interest-Bearing Demand	2,163,473	2,005,983
Savings	4,399,316	4,398,638
Time	1,599,508	1,337,079
Total Deposits	11,529,482	10,592,623
Funds Purchased	11,296	10,791
Securities Sold Under Agreements to Repurchase	758,947	1,925,998
Long-Term Debt	128,055	30,696
Banker's Acceptances	173	476
Retirement Benefits Payable	47,658	46,949
Accrued Interest Payable	4,776	5,330
Taxes Payable and Deferred Taxes	88,014	95,840
Other Liabilities	138,306	135,021
Total Liabilities	12,706,707	12,843,724
Shareholders' Equity		
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2012 - 57,319,352 / 44,754,835; and December 31, 2011 - 57,134,470 / 45,947,116)	571	571
Capital Surplus	515,619	507,558
Accumulated Other Comprehensive Income	29,208	35,263
Retained Earnings	1,084,477	1,003,938
Treasury Stock, at Cost (Shares: December 31, 2012 - 12,564,517; and December 31, 2011 - 11,187,354)	(608,210)	(544,663)
Total Shareholders' Equity	1,021,665	1,002,667
Total Liabilities and Shareholders' Equity	$ 13,728,372	$ 13,846,391

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

2012 RELATIVE PRICE PERFORMANCE


$135
$130
$125
$120
$115
$110
$105
$100
$95
$90
MARCH 31
JUNE 30
SEPT 30

BOH

S&P Bank Index

S&P 500 Index

UNBROKEN HISTORY OF DIVIDENDS


$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
RECESSION
RECESSION
RECESSION
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012

Historical dividends adjusted for stock splits

MANAGING COMMITTEE

Bank of Hawaii Corporation / Bank of Hawaii (As of December 31, 2012)





Peter S. Ho
Chairman, President, and Chief Executive Officer

Peter M. Biggs
Vice Chairman and Chief Retail Officer

Sharon M. Crofts
Vice Chairman Operations Group Administration

Wayne Y. Hamano
Vice Chairman and Chief Commercial Officer

Alton T. Kuioka
Vice Chairman of Board of Directors of Bank of Hawaii

Kent T. Lucien
Vice Chairman and Chief Financial Officer

Mark A. Rossi
Vice Chairman, Chief Administrative Officer, General Counsel & Corporate Secretary

Mary E. Sellers
Vice Chairman and Chief Risk Officer

Donna A. Tanoue
Vice Chairman Client and Community Relations

Vincent E. Barfield
Senior Executive Vice President Investment Services Group

Derek A. Baughman
Senior Executive Vice President and Chief Information Officer

Jill F. S. Higa
Senior Executive Vice President Retail Banking

Derek J. Norris
Senior Executive Vice President and Controller

James C. Polk
Senior Executive Vice President Commercial Banking Group

Dean Y. Shigemura
Senior Executive Vice President and Treasurer

(First Row) Peter S. Ho, Donna A. Tanoue, Mark A. Rossi, Alton T. Kuioka, Sharon M. Crofts
(Second Row) Peter M. Biggs, Mary E. Sellers, Wayne Y. Hamano, Kent T. Lucien, Derek J. Norris
(Third Row) James C. Polk, Dean Y. Shigemura, Derek A. Baughman, Jill F. S. Higa, Vincent E. Barfield

BOARD OF DIRECTORS

Bank of Hawaii Corporation / Bank of Hawaii (As of December 31, 2012)



S. Haunani Apoliona*
Trustee
Office of Hawaiian Affairs



Mary G. F. Bitterman*
President and Director
The Bernard Osher Foundation



Mark A. Burak*
Retired Executive
Vice President
Bank of America



Michael J. Chun*
Retired President and Headmaster
Kamehameha Schools-Kapalama



Clinton R. Churchill*
Trustee
The Estate of James Campbell



David A. Heenan*
Trustee
The Estate of James Campbell



Peter S. Ho*
Chairman, President and Chief Executive Officer
Bank of Hawaii Corporation and Bank of Hawaii



Robert A. Huret*
Managing Member
FTV Management Company, LP



Alton T. Kuioka
Vice Chairman Client Relations
Bank of Hawaii



Kent T. Lucien*
Vice Chairman and Chief Financial Officer
Bank of Hawaii Corporation and Bank of Hawaii



Martin A. Stein*
Partner
RSA Ventures



Donald M. Takaki*
Chairman and CEO
HawkTree International, Inc.



Barbara J. Tanabe*
Owner and Partner
Ho'akea Communications LLC



Donna A. Tanoue
Vice Chairman
Client and Community Relations
Bank of Hawaii



Robert W. Wo*
Owner and Director
C.S. Wo & Sons, Ltd.

*Bank of Hawaii Corporation Board of Directors

BANK OF HAWAII LOCATIONS

Commonwealth of the Northern Mariana Islands/Saipan

Kauai
Oahu
Molokai
Maui
Niihau
Lanai
Kahoolawe
Guam
Hawaii
Republic of Palau
State of Hawaii
PACIFIC OCEAN
Map not shown to scale
American Samoa

Facts: Hawaii, Guam and American Samoa

HAWAII

Hawaii business establishments: 98 percent have fewer than 100 employees, 95 percent have fewer than 50, and 52 percent have fewer than five.[1]

Hawaii gross domestic product by state (GSP) in 2011: $66.9 billion.[2]

Largest shares of Hawaii gross domestic product: government (including federal civilian, federal military, and state and local), 24.7 percent; real estate, rental and leasing, 16.3 percent; non-financial professional, technical, administrative, management and information services, 8.3 percent; accommodation and food services, 8.1 percent; retail trade, 6.9 percent; health care and social assistance, 6.7 percent. Tourism's direct and indirect impact on Hawaii gross domestic product (includes portions of the above): 15.9 percent.[3]

State of Hawaii resident population as of July 1, 2011: 1,374,810.[4]

GUAM

- U.S. Territory
- Capital: Hagåtña (Agana)
- Resident population: July 2012 estimate 159,914[5]
- Main industries: U.S. military and tourism.

AMERICAN SAMOA

- U.S. Territory
- Capital: Pago Pago
- Resident population: July 2012 estimate 54,947[5]
- Main industries: tuna fishing and tuna processing plants; tourism is a promising developing sector.

Bank of Hawaii Branches and ATMs

(As of December 31, 2012)

	Branches & In-Store Branches	ATMs
State of Hawaii	65	440
Island of Oahu	37	320
Island of Hawaii	11	49
Island of Maui	11	42
Island of Kauai	4	27
Island of Lanai	1	1
Island of Molokai	1	1
American Samoa	2	7
West Pacific	9	47
CNMI/Saipan	2	7
Guam	6	38
Palau	1	2
Grand Total	76	494

[1] Table 15.18, Hawaii DBEDT *State of Hawaii Data Book 2012* from the U.S. Census Bureau "2010 County Business Patterns: Geographic Area Series: County Business Patterns by Employment Size Class."

[2] Table 13.05, Hawaii DBEDT *State of Hawaii Data Book 2011*, http://hawaii.gov/dbedt/info/economic/databook/db2011/section13.pdf.

[3] Bank of Hawaii calculation based on Tables 13.05 and 7.32, Hawaii DBEDT *State of Hawaii Data Book 2011* (2011 statistics), http://hawaii.gov/dbedt/info/economic/databook/db2011/section13.pdf and http://hawaii.gov/dbedt/info/economic/databook/db2011/section07.pdf.

[4] Table 1.06, Hawaii DBEDT *State of Hawaii Data Book 2011*, http://hawaii.gov/dbedt/info/economic/databook/db2011/section01.pdf.

[5] Central Intelligence Agency (CIA), *The World Factbook* (2012).

SHAREHOLDER INFORMATION

Corporate Headquarters
Bank of Hawaii Corporation
130 Merchant Street, Honolulu, Hawaii 96813

Annual Meeting
The annual meeting of shareholders will be held on Friday, April 26, 2013 at 8:30 am at the Bank of Hawaii Main Office, 5th Floor, 111 South King Street, Honolulu, Hawaii.

Transfer Agent and Registrar
Computershare Investor Services, LLC
250 Royall Street, Canton, MA 02021

Common Stock Listing
NYSE: BOH
The common stock of Bank of Hawaii Corporation is traded on the New York Stock Exchange under the ticker symbol BOH and is quoted daily in leading financial publications as "Bank of Hawaii."

Dividend Reinvestment and Stock Purchase Plan (DRP)
Bank of Hawaii Corporation's Dividend Reinvestment and Stock Purchase Plan (DRP) allows existing shareholders to purchase common shares of the company's stock by either reinvesting their stock dividends or by optional cash payments.

- Individuals must possess at least one share of the company's stock to participate in the DRP.

- Shares are purchased on the 10th business day of each month based on the average of five trading days ending on the day of purchase.

- Minimum payment for purchase of shares is $25 and the maximum is $5,000 per calendar quarter.

- There are no fees for purchasing shares or for the safekeeping of stock certificates. Fees are assessed on the sale of shares in the DRP.

Detailed information about Bank of Hawaii Corporation's DRP can be found online at www.boh.com or by calling Computershare Investor Services, LLC at 1-888-660-5443.

Inquiries
Shareholders with questions about stock transfer services, share holdings or dividend reinvestment may contact Computershare Investor Services, LLC at 1-888-660-5443 between 7:00 am and 5:00 pm Central Standard Time.

Investors and Analysts Seeking Financial Information

Cindy Wyrick, Executive Vice President
Investor Relations
Phone: 1-808-694-8430

For General Inquiries
Phone: 1-888-643-3888
www.boh.com

Forward-Looking Statements

This report contains forward-looking statements concerning, among other things, the economic and business environment in our service area and elsewhere, credit quality, and other financial and business matters in future periods. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: 1) general economic conditions either nationally, internationally, or locally may be different than expected, and particularly, any event that negatively impacts the tourism industry in Hawaii; 2) unanticipated changes in the securities markets, public debt markets, and other capital markets in the U.S. and internationally; 3) the competitive pressure among financial services and products; 4) the impact of recent legislative and regulatory initiatives, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); 5) changes in fiscal and monetary policies of the markets in which we operate; 6) the increased cost of maintaining or the Company's ability to maintain adequate liquidity and capital, based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators; 7) actual or alleged conduct which could harm our reputation; 8) changes in accounting standards; 9) changes in tax laws or regulations or the interpretation of such laws and regulations; 10) changes in our credit quality or risk profile that may increase or decrease the required level of our reserve for credit losses; 11) changes in market interest rates that may affect credit markets and our ability to maintain our net interest margin; 12) the impact of litigation and regulatory investigations of the Company, including costs, expenses, settlements, and judgments; 13) any interruption or breach of security of our information systems resulting in failures or disruptions in customer account management, general ledger processing, and loan or deposit systems; 14) any failure in or breach of our operational systems, information systems or infrastructure, or those of our third party vendors and other service providers; 15) changes to the amount and timing of proposed common stock repurchases; and 16) natural disasters, public unrest, adverse weather, public health, and other conditions impacting us and our customers' operations. For a detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements please refer to the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and any subsequently filed reports with the U.S. Securities and Exchange Commission. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements. We undertake no obligation to update forward-looking statements to reflect later events or circumstances.

Bank of Hawaii Corporation is a regional financial services company serving businesses, consumers and governments in Hawaii, American Samoa and the West Pacific. Our subsidiary, Bank of Hawaii, was founded in 1897 and is the leading independent financial institution in Hawaii. For more information about Bank of Hawaii Corporation, visit our website, www.boh.com.

Bank of Hawaii

BANK OF HAWAII CORPORATION
P.O. Box 2900
Honolulu, Hawaii 96846

Bank of Hawaii

Corporation

Your VOTE is important!

Notice of 2013
Annual Meeting of Shareholders
and Proxy Statement

Meeting Date: April 26, 2013

Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

Bank of Hawaii
Corporation

Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

March 15, 2013

Dear Shareholder:

The 2013 Annual Meeting of Shareholders of Bank of Hawaii Corporation will be held on Friday, April 26, 2013 at 8:30 a.m. on the Fifth Floor of the Bank of Hawaii Building, 111 South King Street, Honolulu, Hawaii. Each shareholder may be asked to present valid picture identification. Shareholders holding stock in brokerage accounts will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date.

The Notice of Meeting and Proxy Statement accompanying this letter describe the business we will consider and vote upon at the meeting. A report to shareholders on the affairs of Bank of Hawaii Corporation also will be given and shareholders will have the opportunity to discuss matters of interest concerning the Company.

For reasons explained in the accompanying Proxy Statement, the Board of Directors recommends that you vote FOR Proposal 1: Election of Directors, FOR Proposal 2: Advisory Vote on Executive Compensation, and FOR Proposal 3: Ratification of Selection of an Independent Registered Public Accounting Firm.

Your vote is very important. Please complete, sign, date and return the enclosed proxy card and mail it promptly in the enclosed postage-paid return envelope, even if you plan to attend the Annual Meeting. If you wish to do so, your proxy may be revoked at any time before voting occurs at the Annual Meeting. You may also vote and change your vote by telephone or electronically via the Internet until 1:00 a.m. Central Time, April 26, 2013.

On behalf of the Board of Directors, thank you for your cooperation and support.

Sincerely,

Peter S. Ho
Chairman of the Board, President, and
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held April 26, 2013

To Our Shareholders:

The Annual Meeting of Shareholders of Bank of Hawaii Corporation will be held on Friday, April 26, 2013, at 8:30 a.m. on the Fifth Floor of the Bank of Hawaii Building, 111 South King Street, Honolulu, Hawaii, for the following purposes:

1. To elect fourteen persons to serve as directors of the Company for a term of one year each.

2. To hold an advisory vote on executive compensation.

3. To ratify the selection of an independent registered public accounting firm.

4. To transact any other business that may be properly brought before the meeting.

Shareholders of record of Bank of Hawaii Corporation common stock (NYSE: BOH) at the close of business on February 28, 2013 are entitled to attend the meeting and vote on the business brought before it.

We look forward to seeing you at the meeting. However, if you cannot attend the meeting, your shares may still be voted by telephone or electronically via the Internet, or you may complete, sign, date, and return the enclosed proxy card in the enclosed postage-paid return envelope.

By Order of the Board of Directors,

Mark A. Rossi
Vice Chairman and Corporate Secretary
Bank of Hawaii Corporation

Honolulu, Hawaii
Dated: March 15, 2013

IMPORTANT

Please sign and return the enclosed proxy card or vote by telephone or on the Internet as promptly as possible. This will save the expense of a supplementary solicitation.

Thank you for acting promptly.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on April 26, 2013.

The Proxy Statement and the Bank of Hawaii Corporation 2012 Annual Report on Form 10-K to Shareholders for the year ended December 31, 2012 are available at www.edocumentview.com/boh. We encourage you to access and review all of the information in the proxy materials before voting.

BANK OF HAWAII CORPORATION

PROXY STATEMENT

TABLE OF CONTENTS

	Page
General Information	1
Questions and Answers About the Proxy Materials and the Annual Meeting	1
Proposal 1: Election of Directors	5
Board of Directors	5
Beneficial Ownership	11
Corporate Governance	13
Board Committees and Meetings	18
Director Compensation	20
Director Compensation Table	21
Proposal 2: Advisory Vote on Executive Compensation	22
Compensation Committee Report	22
Executive Compensation - Compensation Discussion and Analysis	23
Summary Compensation Table	32
All Other Compensation Table	33
Nonqualified Deferred Compensation	34
Grants of Plan-Based Awards in 2012	36
Outstanding Equity Awards at Fiscal Year-End	37
Option Exercises and Stock Vested in 2012	38
Equity Compensation Plan Information	38
Pension Benefits	38
Change in Control, Termination, and Other Arrangements	39
Section 16(a) Beneficial Ownership Reporting Compliance	40
Certain Relationships and Related Transactions	41
Proposal 3: Ratification of Selection of an Independent Registered Public Accounting Firm	42
Ernst & Young LLP Fees	42
Audit & Risk Committee Report	43
Audit & Risk Committee Pre-Approval Policies and Procedures	44
Other Business	44

PROXY STATEMENT

GENERAL INFORMATION

The Board of Directors (the "Board") of Bank of Hawaii Corporation (the "Company") is soliciting the enclosed proxy for the Company's 2013 Annual Meeting of Shareholders. The proxy statement, proxy card, and the Company's Annual Report to Shareholders and Annual Report on Form 10-K are being distributed to the Company's shareholders on or about March 15, 2013.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: ***What is a proxy?***

A: A proxy is your legal designation of another person to vote the shares you own. That other person that you designate is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. Proxies are required to vote your shares in the manner you instruct.

Q: ***What am I voting on?***

A: You are voting on the election of directors, ratification of the selection of an independent registered public accounting firm, and, on an advisory and non-binding basis, on the Company's executive compensation as described in the Compensation Discussion and Analysis and related tables, as well as any other business that may be properly brought before the meeting.

Q: ***Who may vote at the annual meeting?***

A: Shareholders of record of Bank of Hawaii Corporation's common stock, par value $0.01 per share, as of the close of business on February 28, 2013 (the "Record Date") are entitled to attend and vote at the annual meeting. Each share of common stock is entitled to one vote. On the Record Date, there were 44,852,081 shares of common stock issued and outstanding.

Q: ***How many votes do we need to hold the annual meeting?***

A: The holders of at least one-third of the outstanding common stock on the Record Date entitled to vote at the annual meeting must be present to conduct business. That amount is called a *quorum*. Shares are counted as present at the meeting if a shareholder entitled to vote is present and votes at the meeting, has submitted a properly signed proxy, or has properly voted by telephone or via the Internet. We also count abstentions and broker non-votes as present for purposes of determining a quorum.

Q: ***What shares can I vote?***

A: You may vote all shares you own on the Record Date.

Q: ***Why did I receive a one-page notice (the "Notice") in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?***

A: The rules and regulations of the Securities and Exchange Commission (the "SEC") allow companies to furnish proxy materials by providing access to such documents on the Internet instead of mailing a printed copy of proxy materials to each shareholder of record. Shareholders who previously requested to receive printed copies of proxy materials by mail will continue to receive them by mail. Shareholders who did not indicate a preference last year are receiving the Notice this year. The Notice provides instructions on how to access and review all of the proxy materials and how to submit your proxy on the Internet. If you would like to receive a printed or e-mail copy of the proxy materials, please follow the instructions for requesting such materials in the Notice.

Q: Why am I being asked to vote on executive compensation?

A: In 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was enacted, requiring that public company shareholders be provided with a general advisory vote to approve the compensation paid to named executive officers. This non-binding vote must occur annually, biannually, or triennially. At the Annual Meeting of Shareholders in 2011, our shareholders strongly supported an annual vote on executive compensation and, in light of that preference, the Board determined to hold the advisory vote annually until next determined in 2017 or earlier.

Q: How can I vote my shares in person at the annual meeting?

A: If you are a shareholder of record, you can attend the annual meeting and vote in person the shares you hold directly in your name as the shareholder of record. If you choose to do that, please bring the enclosed proxy card or notice, admission ticket, and proof of identification. If you hold your shares as a beneficial owner, you must vote your shares through your broker or other nominee.

Even if you plan to attend the annual meeting, we recommend you also submit your proxy so your vote will be counted if you later decide not to attend the annual meeting.

Q: How can I vote my shares without attending the annual meeting?

A: You may vote without attending the annual meeting. If you hold your shares as the shareholder of record, you may instruct the proxies how to vote your shares by mail, telephone, or the Internet. If your shares are held by a broker or other nominee, you will receive instructions that you must follow to have your shares voted. Please refer to the summary instructions below and those on your proxy card, or, for shares held in street name, the voting instruction card sent by your broker or nominee.

Mail. You may mail your proxy by signing your proxy card or, for shares held in street name, the voting instruction card included by your broker or nominee, and mailing it in the enclosed, postage-paid return envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board.

Telephone. If you live in the United States, you may submit your proxy by following the "Vote by Telephone" instructions on the proxy card.

Internet. If you have Internet access, you may submit your proxy by following the "Vote by Internet" instructions on your proxy card.

Q: May I change my vote?

A: Yes. You may change your proxy instructions any time before the vote at the annual meeting. For shares you hold as shareholder of record, you may change your vote by providing notice to the Corporate Secretary, granting a new proxy with a later date or by attending the annual meeting and voting in person. Attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you also vote at the meeting. If you voted by telephone or via the Internet, you may change your vote until 1:00 a.m. Central Time, April 26, 2013. For shares you hold as beneficial owner, you may change your vote by submitting new voting instructions to your broker or nominee.

Q: What is a broker non-vote?

A: The NYSE allows its member-brokers to vote shares held by them for their customers on matters the NYSE determines are routine, even though the brokers have not received voting instructions from their customers. The NYSE currently considers only the proposal to ratify our selection of an independent registered public accounting firm (Proposal 3) as a routine matter. Your broker, therefore, may vote your shares in its discretion on this routine matter if you do not instruct your broker how to vote. If the NYSE does not consider a matter routine, then your broker is prohibited from voting your shares on the matter unless you have given voting instructions on that matter to your broker. Therefore, your broker will need to return a proxy card without voting on these non-routine matters if you do not give voting instructions with respect to these matters. This is referred to as a "broker non-vote." The NYSE does not consider the election of directors (Proposal 1) and the advisory vote on executive compensation

(Proposal 2) to be routine matters, so your broker may not vote on these matters in its discretion. It is important, therefore, that you provide instructions to your broker if your shares are held by a broker so that your vote with respect to these non-routine matters is counted.

Q: ***What are the voting procedures?***

A: The election of directors (Proposal 1) is conducted annually by a plurality of votes cast. This means that the nominees who receive the highest number of affirmative votes will be elected. Abstentions and broker non-votes will not affect the outcome of the vote.

The advisory vote on executive compensation (Proposal 2) requires the affirmative vote of a majority of shares present in person or by proxy and entitled to vote at the meeting. Broker non-votes will be treated as not entitled to vote and will not affect the outcome. Abstentions will have the same effect as votes cast against the proposal. For the ratification of selection of an independent registered public accounting firm (Proposal 3), your broker, bank, trustee, or other nominee may exercise its discretion and vote.

Q: ***Is my vote confidential?***

A: Yes. We have procedures to ensure that, regardless of whether shareholders vote by mail, telephone, the Internet, or in person, all proxies, ballots and voting tabulations that identify shareholders are kept permanently confidential, except as disclosure may be required by federal or state law or as expressly permitted by a shareholder. We also have the voting tabulations performed by an independent third party.

Q: ***Who will bear the cost of soliciting proxies?***

A: We will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, we expect that a number of our employees on behalf of the Board will solicit proxies from shareholders, personally, and by telephone, the Internet, facsimile, or other means. None of these employees will receive any additional or special compensation for soliciting proxies. We have retained Georgeson, Inc., 199 Water Street, New York, New York 10038 to assist in the solicitation of proxies for an estimated fee of $10,000 plus reasonable out-of-pocket expenses. We will, upon request, reimburse brokers or other nominees for their reasonable out-of-pocket expenses in forwarding proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Q: ***What does it mean if I get more than one proxy card?***

A: It means your shares are registered differently and are in more than one account. Sign and return all proxy cards or vote each proxy card by telephone or Internet, to ensure all your shares are voted. To provide better shareholder services, we encourage you to have all accounts registered in the same name and address. You may do that by contacting our transfer agent, Computershare Investor Services (1-888-660-5443).

Q: ***May I propose actions for consideration at next year's annual meeting of shareholders?***

A: Yes. You may submit proposals for consideration at the 2014 Annual Meeting of Shareholders by presenting your proposal in writing to the Corporate Secretary at 130 Merchant Street, Honolulu, Hawaii 96813 and in accordance with the following schedule and requirements.

Proposals To Be Included In The Proxy Statement and Voted On At The Meeting. Proposals that shareholders wish to have included in the proxy statement for the 2014 Annual Meeting of Shareholders must be made in accordance with SEC Rule 14a-8. Proposals must be received by the Company's Corporate Secretary on or before November 15, 2013 at the above address.

Proposals To Be Voted On At The Meeting Only. Under Section 1.12 of the Company's By-Laws, for a shareholder to bring a proposal before the 2014 Annual Meeting, the Company must receive the written proposal no later than 80 days nor earlier than 90 days before the first anniversary of the 2013 annual meeting; in other words, no later than February 5, 2014 and no earlier than January 26, 2014. The proposal also must contain the information required in the By-Laws. If you wish to make one or more nominations for election to the Board, the required information includes, among other things, the written consent of such individual to serve as director and (i) the name, age, business address and, if known, residence address of each nominee, (ii) the principal occupation or employment of each nominee, and (iii) the number of shares of Bank of Hawaii Corporation common stock each nominee beneficially owns. These advance notice provisions are separate from the requirements a shareholder must meet to have a proposal included in the proxy statement under SEC rules. By complying with these provisions, a shareholder may present a proposal in person at the meeting, but will not be entitled to have the proposal included in the Company's proxy statement unless they comply with the requirements described in the preceding paragraph. Persons holding proxies solicited by the Board may exercise discretionary authority to vote against such proposals.

Q: Where can I find the voting results of the annual meeting?

A: We plan to announce preliminary voting results at the annual meeting. We will publish final voting results in a report on Form 8-K within 4 business days of the annual meeting.

Q: What happens if the meeting is postponed or adjourned?

A: Your proxy will remain valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

Q: Where can I find out more information about the Company before the annual meeting?

A: You can find more information about the Company on-line at: www.boh.com.

PROPOSAL 1: ELECTION OF DIRECTORS

BOARD OF DIRECTORS

The Company's Certificate of Incorporation requires that the Company's Board consist of not fewer than three directors and not more than 15 directors. The Board has fixed the number of directors at 14. Each of the 14 directors listed below has been nominated for a one-year term to serve until the 2014 Annual Meeting of Shareholders and until their successors are elected and qualified. In the event that any or all of the director nominees are unable to stand for election as director, the Board, upon the recommendation of the Nominating & Corporate Governance Committee, may select different nominees for election as directors.

Certain information with respect to each of the nominees is set forth below, including his or her principal occupation, qualifications, and directorships during the past five years. Each nominee has consented to serve and all nominees, except Raymond P. Vara Jr., are currently serving on the Company's Board. The nominees were each recommended to the Board by the Company's Nominating & Corporate Governance Committee whose goal is to assemble a board that operates cohesively, encourages candid communication and discussion, and focuses on activities that help the Company maximize shareholder value. The Nominating & Corporate Governance Committee also looks at the individual strengths of directors, their ability to contribute to the board, and whether their skills and experience complement those of the other directors. A more detailed discussion on the nomination process and the criteria the Nominating & Corporate Governance Committee considers in their evaluation of director candidates is found in the Corporate Governance section which begins on page 13.

The Board of Directors recommends a vote "FOR" each of the nominees.

Name, Age, and Year First Elected as Director	Principal Occupation(s) and Qualifications	Other Public Directorships Held in the Last 5 Years
S. Haunani Apoliona; 63; 2004	Trustee, Office of Hawaiian Affairs ("OHA") (entity established by the Constitution of the State of Hawaii to improve the conditions and protect the entitlements of Native Hawaiians). Ms. Apoliona was elected OHA Trustee in 1996, and was re-elected to her 5th four-year term in 2012. Ms. Apoliona has dedicated more than 30 years working with and on behalf of Native Hawaiians. As Chairman of the OHA Board from 2000 through 2010 and Trustee of OHA since 1996, she has led the pursuit of Federal Recognition for Native Hawaiians, resolution of long-standing ceded land revenue disputes, and a vast array of advocacy initiatives for Native Hawaiians. Prior to OHA, she was President and Chief Executive Officer of Alu Like, a non-profit organization whose mission is to assist Native Hawaiians in achieving social and economic self-sufficiency, including workforce training, vocational education, and training in entrepreneurship, business development and computer technology. Ms. Apoliona has been a director of Bank of Hawaii, the Company's major subsidiary, since 1994. She is active in the community and serves on the boards of Bernice Pauahi Bishop Museum, Queen Lili'uokalani Children's Center Advisory Council, The Nature Conservancy of Hawaii, and the Smithsonian's National Museum of the American Indian. Ms. Apoliona's close association with and knowledge of Native Hawaiian affairs and with cultural and charitable causes in Hawaii give her a valuable perspective on the values and interests of our core market, which pervade the business environment. These insights inform the discussion at both the Board and on the Nominating & Corporate Governance Committee on which all of the independent directors serve.	—

Name, Age, and Year First Elected as Director	Principal Occupation(s) and Qualifications	Other Public Directorships Held in the Last 5 Years
Mary G. F. Bitterman; 68; 1994	President and Director of the Bernard Osher Foundation (a 36 year-old philanthropic organization headquartered in San Francisco that supports higher education and the arts) since 2004. Lead Independent Director of the Company since 1999. Previously, Dr. Bitterman was President and CEO of the James Irvine Foundation, an independent grant-making foundation serving Californians, and before that President and CEO of KQED, one of the major public broadcasting centers in the United States, Executive Director of the Hawaii Public Broadcasting Authority, Director of the Voice of America, and Director of the Hawaii State Department of Commerce and Consumer Affairs (and simultaneously ex-officio Commissioner of Financial Institutions, Commissioner of Securities, and Insurance Commissioner). Until BlackRock's acquisition of Barclays Global Investors ("BGI") in 2009, she was a member of the BGI board for nine years, serving on the Audit & Risk Committee as well as chairing the Nominating & Corporate Governance Committee. Dr. Bitterman has been a director of Bank of Hawaii, the Company's major subsidiary, since 1984. She currently is a director of the Bay Area Council Economic Institute, the Hawaii Community Foundation, the Commonwealth Club of California and Board Chair of the PBS Foundation, and an Advisory Council member of the Stanford Institute for Economic Policy Research and the Public Policy Institute of California. She is an Honorary Member of the National Presswomen's Federation and a Fellow of the National Academy of Public Administration. Dr. Bitterman received her bachelor of arts degree from Santa Clara University and her M.A. and Ph.D. from Bryn Mawr College. Dr. Bitterman's long history of experience in broadcasting, media and public policy, her experience as a regulator with authority over Bank of Hawaii and other state-chartered banks, her service on the board of a large mutual fund complex and its key committees, and her over 19 years on the Company's Board provide her with expertise across a range of issues of critical importance to the Company's activities in a highly regulated industry as well as the public facing aspects of our business. By virtue of her position as Lead Independent Director, she serves ex-officio as a member of each of the Board's other standing committees.	Barclays Global Investors Funds
Mark A. Burak; 64; 2009	Retired. Formerly an independent consultant providing planning and business performance evaluation advisory services, and Executive Vice President for Planning, Analysis and Performance Measurement, Bank of America, having retired in 2000 after more than thirty years of service. Mr. Burak held various accounting and finance positions based in Chicago, London, San Francisco, and Charlotte at Bank of America and the former Continental Illinois National Bank, now part of Bank of America. As a consultant for Bank of Hawaii from late 2000 through 2003, he oversaw the development of the strategic plan and restructured the Company's management accounting processes, including the implementation of a capital allocation methodology and development of a formal business unit performance evaluation process. Among other positions, Mr. Burak served as Controller, Managing Director of Management Accounting & Analysis, Business Segment Controller, and Regional Controller for Europe and Asia for the former Continental Illinois National Bank. Mr. Burak is a Certified Public Accountant. He has been a director of Bank of Hawaii, the Company's major subsidiary, since 2009. He serves on the Board of Trustees of the Honolulu Museum of Art and is a member of Financial Executives International, having served on several local chapter boards and as President of the San Francisco Chapter, and is a member of the American Institute of Certified Public Accountants. Mr. Burak received his bachelors in business administration in public accounting from Loyola University of Chicago and his M.B.A. in finance from the Kellogg Graduate School of Management at Northwestern University. Mr. Burak's career in accounting, finance and strategic planning for major banking organizations brings a high level of sophistication to his participation in Board discussion of a wide range of financial, strategic planning and operating matters, and his prior engagement as a consultant to Bank of Hawaii gives him direct knowledge of our business. His professional experience and educational background led the Board to appoint him to its Audit & Risk Committee and to designate him as a financial expert on that Committee. Along with all of the other independent directors, Mr. Burak also serves on the Board's Nominating & Corporate Governance Committee.	—

Name, Age, and Year First Elected as Director	Principal Occupation(s) and Qualifications	Other Public Directorships Held in the Last 5 Years
Michael J. Chun; 69; 2004	Retired. Formerly President and Headmaster of Kamehameha Schools - Kapalama (a college preparatory school serving children of Hawaiian ancestry) from 2001 - 2012 and President, Kamehameha Schools from 1988 - 2012. As President and Headmaster, he was responsible for the leadership, financial management, administration and effectiveness of the college preparatory education program at the flagship Kapalama campus. Prior to his appointment at Kamehameha Schools, Dr. Chun was Vice President of Park Engineering, a Honolulu engineering consulting firm. He also served as Chief Engineer of the City and County of Honolulu and taught at the University of Hawaii where he directed graduate instruction and research in environmental engineering. Dr. Chun has been a director of Bank of Hawaii, the Company's major subsidiary, since 1993. In addition to being a director of Matson, Inc. (a shipping company that split from Alexander & Baldwin, Inc. in 2012), he serves on the boards of various professional and community organizations, including Hawaii Pacific University, Hawaii Medical Services Association, the Metropolitan Board of the YMCA of Honolulu, and Bishop Museum. Dr. Chun received his bachelors of science degree in civil engineering and his Ph.D. in environmental engineering from the University of Kansas, and his M.S. in civil engineering from the University of Hawaii. Dr. Chun's leadership of one of Hawaii's premier educational institutions both provides him with insights into key segments of our markets and customer base and, together with his engineering background, assists the Board in its consideration of a range of operational matters. These insights inform the discussion at both the Board and on the Nominating & Corporate Governance Committee on which all of the independent directors serve.	Matson, Inc., Alexander & Baldwin, Inc.
Clinton R. Churchill; 69; 2001	Trustee, The Estate of James Campbell (an organization administering the assets held in trust under the will of James Campbell) since 1992 (Chairman 1998, 2000, 2004, 2008, and 2012). Mr. Churchill served as COO and CEO of The Estate of James Campbell prior to becoming one of its Trustees. He also served as Controller, Financial Vice President, and President of Gaspro, Inc. and three years as a management consultant with Touche Ross & Co. Mr. Churchill has been a director of Bank of Hawaii, the Company's major subsidiary, since 1992. Mr. Churchill serves as a member of the Military Affairs Council and President of the Pacific Aviation Museum at Pearl Harbor. He received his bachelors of science degree in business and his M.B.A. in management and finance from the University of Arizona. Mr. Churchill's long association with the Estate of James Campbell (now the James Campbell Company LLC), a nationally diversified real estate company and a major Hawaii landowner, has given him a broad perspective on business affairs in the Company's core market as well as a deep knowledge of an industry that represents a large portion of our customer base. That perspective as well as Mr. Churchill's background in financial accounting led the Board to appoint him to its Audit & Risk Committee, which he chairs. Along with all of the other independent directors, Mr. Churchill also serves on the Board's Nominating & Corporate Governance Committee.	—
David A. Heenan; 72; 1993	Trustee, The Estate of James Campbell (an organization administering the assets held in trust under the will of James Campbell) since 1995 (Chairman 1999, 2001, 2005, and 2009). Dr. Heenan formerly served as Chairman and CEO of Theo H. Davies Co., Ltd., the North American holding company for the Hong Kong-based Jardine Matheson. He also worked internationally for Chevron, Citicorp, and McKinsey. Dr. Heenan has served on the faculties of the Wharton and Columbia Business Schools and is a visiting professor at Georgetown University. Dr. Heenan has been a director of Bank of Hawaii, the Company's major subsidiary, since 1983. He is the author or co-author of eight books and has written various articles for such diverse publications as the Harvard Business Review, the Sloan Management Review, the Wall Street Journal, and the New York Times. He holds an M.B.A. from Columbia University and Ph.D. from the Wharton School of Business, University of Pennsylvania. As is the case with Mr. Churchill, Dr. Heenan's association with The Estate of James Campbell, qualifies him for service on the Company's Board. His international experience with major multinationals gives him an added perspective that is valuable to the Board in light of the broad geographic reach of the Company's business. Dr. Heenan's management and business knowledge led the Board to elect him to its Compensation Committee, which he chairs. Along with all of the other independent directors, Dr. Heenan also serves on the Board's Nominating & Corporate Governance Committee.	Maui Land & Pineapple Co., Inc.

Name, Age, and Year First Elected as Director	Principal Occupation(s) and Qualifications	Other Public Directorships Held in the Last 5 Years
Peter S. Ho; 47; 2009	Chairman and Chief Executive Officer of the Company since July 2010; President since April 2008; Vice Chairman and Chief Banking Officer from January 2006 to April 2008; Vice Chairman, Investment Services from April 2004 to December 2005; and Executive Vice President, Hawaii Commercial Banking Group from February 2003 to April 2004. Mr. Ho has been a director of Bank of Hawaii, the Company's major subsidiary, since 2005. Effective January 1, 2013, Mr. Ho was elected to the board of the Federal Reserve Bank of San Francisco and will serve a three-year term. In 2010 Mr. Ho was Chairman of the 2011 Hawaii Host Committee for the Asia Pacific Economic Cooperation ("APEC"), the premier forum for Asia-Pacific economies to cooperate on regional trade and investment issues. Mr. Ho is active in the Hawaii community and serves on several boards, including the Hawaii Community Foundation, the Hawaii Chapter of the American Red Cross, the GIFT Foundation, the Strong Foundation, Hanahauoli School, and the Hawaii Bankers Association. He is a member of the Financial Services Roundtable, the Hawaii Business Roundtable, the State of Hawaii Tax Review Commission, and the Hawaii Asia Pacific Association. Mr. Ho holds a bachelors of science degree in business administration and an M.B.A. from the University of Southern California. In 2008, he successfully completed Harvard Business School's Advanced Management Program. Mr. Ho's long career at Bank of Hawaii, his management responsibilities for all aspects of the Company's banking operations and his deep knowledge of our markets, community and culture all qualify him for service on our Board.	—
Robert Huret; 67; 2000	Managing Member of FTV Management Company, L.P., (a private equity management company) since 1998 and FTV Capital, a multi-stage private equity firm whose limited partners include many of the world's foremost financial institutions. Mr. Huret is also Chairman of Huret Rothenberg & Co. a private investment firm, and is a director of Caplin Systems, Ltd., Cloudmark, Inc., and Financial Engines, Inc. Previously he was a senior consultant to Montgomery Securities. He has served as Senior Vice President, Finance and Trust Executive Officer at the Bank of California. Mr. Huret was also Vice President of Planning and Mergers and Acquisitions at First Chicago Corporation. He has 44 years of commercial banking, investment banking and private equity investment experience. He has participated in over 100 bank and bank-related mergers, public offerings and joint ventures, with an emphasis on technology companies focused in the financial services industry. Mr. Huret has been a director of Bank of Hawaii, the Company's major subsidiary, since 2000. He has served as Trustee of Cornell University and San Francisco University High School. He received his bachelors of science degree in industrial and labor relations from Cornell University and his M.B.A. with distinction from Harvard University. Mr. Huret's knowledge of the commercial and investment banking business, his experience in finance and investment activities and his participation in strategic transactions across the financial services spectrum give him a broad and deep perspective on all facets of our business. These qualifications led the Board to appoint him to its Audit & Risk Committee, to designate him as a financial expert, and to appoint him Vice Chairman of the Committee. Along with all of the other independent directors, Mr. Huret also serves on the Board's Nominating & Corporate Governance Committee.	Financial Engines, Inc.
Kent T. Lucien; 59; 2006	Vice Chairman and Chief Financial Officer of the Company since April 2008; Trustee, C. Brewer & Co. Ltd., (a Hawaii corporation engaged in agriculture, real estate and power production) from April 2006 to December 2007; and Chief Executive Officer Operations, C. Brewer & Co., Ltd. from May 2001 to April 2006. He also held the positions of Controller and Chief Financial Officer and various other executive positions at C. Brewer & Co., Ltd. Prior to C. Brewer & Co., Ltd., Mr. Lucien worked for PricewaterhouseCoopers. He is a Certified Public Accountant. Mr. Lucien serves on the board of Wailuku Water Company LLC and Maui Land & Pineapple Co., Inc. He has been a director of Bank of Hawaii, the Company's major subsidiary, since 2006. Mr. Lucien received his bachelors of degree from Occidental College and his M.B.A. from Stanford University. Mr. Lucien's senior executive experience in significant Hawaiian businesses and his background in finance and accounting led the Board to nominate him as a director in 2006 and, prior to becoming the Company's Chief Financial Officer, to serve on the Audit & Risk Committee as its chair and to be designated as a financial expert. These qualifications, coupled with the deep knowledge of the Company's finances gained in his current role continue to qualify him for Board service.	Maui Land & Pineapple Co., Inc.

Name, Age, and Year First Elected as Director	Principal Occupation(s) and Qualifications	Other Public Directorships Held in the Last 5 Years
Martin A. Stein; 72; 1999	Partner, RSA Ventures (a consulting and venture capital company) since 1999; Chief Executive Officer and President, Sonoma Mountain Ventures, LLC (strategic and technology consulting and venture capital) 1998 to 2004. RSA Ventures specializes in telecommunications and internet-based financial companies across the United States and international companies including Canada and Israel. For eight years, Mr. Stein served as Vice Chairman of BankAmerica Corporation responsible for all technology and operations worldwide. He chaired various marketing, product strategy and budget committees for Bank of America and its parent company. He also served as EVP and Chief Information Officer responsible for all technology and operations at PaineWebber Corporation. As EVP of Fleet Financial Group, he was responsible for strategic planning, product development, marketing, MIS, operations and payments. Mr. Stein has been a director of Bank of Hawaii, the Company's major subsidiary, since 1999. Mr. Stein brings extensive experience in merger and consolidation activities, organizational efficiencies and staff management and development. He received a bachelor of arts degree (cum laude) and an honorary doctorate degree in business science from St. Johns University. Mr. Stein's knowledge of the global commercial banking business and his focus on the technology that continues to be of great significance to the industry, as well as his experience in strategic transactions and operational challenges, allow him to provide the Board with valuable insight across a range of matters. These qualifications led the Board to appoint him to its Audit & Risk Committee. Along with all of the other independent directors, Mr. Stein also serves on the Board's Nominating & Corporate Governance Committee.	—
Donald M. Takaki; 71; 1997	Chairman and CEO, HawkTree International, Inc. (a diversified holding company engaged in transportation, leasing, business records management, and real estate) since 1999. As Chairman and CEO of Island Movers, Inc., Mr. Takaki has grown his family-owned and operated transportation services company into Hawaii's largest transportation service company, ranked among the top 250 companies in the State of Hawaii. He is the former Chairman of the Hawaii Convention Authority, now known as the Hawaii Visitors and Convention Bureau, and former board member of Hawaiian Airlines. Mr. Takaki has been a director of Bank of Hawaii, the Company's major subsidiary, since 1990. He is committed to his community, having served on the boards of many business and civic organizations, including the Hawaii Visitors and Convention Bureau (Chairman 2004-2006), Hawaii Hotel & Lodging Association, Hawaii Korean Chamber of Commerce, Japanese Cultural Center of Hawaii, and Iolani School. He serves as President and General Manager, Pacific Region Baseball, Inc., a non-profit organization that brings student athletes to and from Hawaii and Asia to promote cross cultural learning. In 2007, Mr. Takaki was recognized as the Distinguished Public School Graduate by the Public Schools of Hawaii Foundation. Mr. Takaki's deep involvement in the community and knowledge of business affairs throughout the Hawaiian Islands, as well as the experience gained through 15 years of service on our Board, make him well-qualified for service as a director.	—
Barbara J. Tanabe; 63; 2004	Owner and Partner, Ho'akea Communications, LLC (a public affairs company) since 2003. Ms. Tanabe has expertise in communications and issues management with 25 years of experience in public affairs, crisis management, and broadcast journalism in the United States and Asia. She served as President and CEO of Hill & Knowlton/Communications Pacific and her own consulting firm, Pacific Century, where she counseled executives and government officials in the areas of cross-cultural communications, crisis and issues management, and news media management. Ms. Tanabe was one of the first Asian-American women journalists in the nation, and pioneered news coverage of issues dealing with ethnic minorities, diversity, and civil rights. She co-founded a public policy research firm, Hawaii Institute of Public Affairs, which produced studies resulting in legislation to promote economic development in Hawaii. Ms. Tanabe has been a director of Bank of Hawaii, the Company's major subsidiary, since 1994. She serves on the boards of the Japan-America Society of Hawaii (Chair), Pacific Forum (The Asia arm of the Center for Strategic and International Studies), and numerous task forces including special assignments with the chief justice of the Hawaii State Supreme Court. She received her bachelor of arts degree in communications from the University of Washington and an M.B.A. from the University of Hawaii. Ms. Tanabe's expertise in and sensitivity to public policy matters, the media, and cultural and ethnic diversity in our core market bring insights that inform a wide range of Board deliberations and qualify her for service on the Board. Her management and business ownership background align her views on the Compensation Committee, on which she serves, with those of shareholders. Along with all of the other independent directors, Ms. Tanabe also serves on the Board's Nominating & Corporate Governance Committee.	—

Name, Age, and Year First Elected as Director	Principal Occupation(s) and Qualifications	Other Public Directorships Held in the Last 5 Years
Raymond P. Vara, Jr.; 43; n/a	President since 2012 and Chief Executive Officer effective March 2013, Hawaii Pacific Health. As President and CEO, he oversees Hawaii's largest health care provider comprised of Straub Clinic & Hospital, Kapiolani Medical Center for Women & Children, Pali Momi Medical Center, Wilcox Memorial Hospital and Kauai Medical Clinic. Prior to his appointment in 2012, he served as its Executive Vice President and Chief Executive Officer of Operations since 2004. Mr. Vara also served as the Chief Financial Officer from 1998 to 2000 and Chief Executive Officer from 2000 to 2002 for Los Alamos Medical Center in New Mexico, an integrated health care service provider. Prior to his joining the private sector, Mr. Vara held various positions in the United States Army, including Controller for the Army's Northwestern Healthcare Network covering seven states, Deputy Chief Financial Officer of the Madigan Army Medical Center in Tacoma, Washington, and Assistant Administrator and Chief Financial Officer of Bassett Army Community Hospital in Fairbanks, Alaska. Mr. Vara is active in the Hawaii community and serves on several boards, including Island Insurance Company, American Heart Association-National Board, Finance and Audit Committee, American Hospital Association-Quality Committee, Hawaii Pacific University - Chair, Compensation Committee, and American Red Cross Hawaii Chapter. Mr. Vara holds a bachelor's degree in finance from Hawaii Pacific University and received his MBA from the University of Alaska. His community involvement and leadership of Hawaii's largest health care provider and non-governmental employer will bring a new and valuable perspective of a key segment of the markets we serve. Mr. Vara's financial and operational background coupled with his senior executive and audit committee experience make him well-qualified to serve on the Company's Board.	—
Robert W. Wo; 59; 2002	Owner and Director, C.S. Wo & Sons, Ltd. (a furniture retailer) since 1984. Under Mr. Wo's leadership, this third generation family-owned and operated business has grown to become Hawaii's largest furniture retailer, ranking it among the Top 250 companies in the State of Hawaii and among the Top 100 furniture retailers in the nation. He is a member of the Hawaii Business Roundtable whose mission is to promote the overall economic vitality and social health of Hawaii. Mr. Wo has been a director of Bank of Hawaii, the Company's major subsidiary, since 1991. He has always been active in the community, having served on the boards of Aloha United Way, Junior Achievement of Hawaii, and the Retail Merchants of Hawaii. Currently, Mr. Wo serves on several business and non-profit boards, including Grace Pacific Corporation, Hawaii Medical Service Association, Assets School, and Bobby Benson Center. He received his bachelor's degree in economics from Stanford University and earned his M.B.A. from Harvard Business School. Mr. Wo's deep involvement in the community and knowledge of business affairs throughout the Hawaiian Islands bring a customer perspective to his participation in Board affairs and, as major employer in the state, qualify him for service on the Compensation Committee in addition to his role as a director. Along with all of the other independent directors, Mr. Wo also serves on the Board's Nominating & Corporate Governance Committee.	—

BENEFICIAL OWNERSHIP

At the close of business on February 14, 2013, Bank of Hawaii Corporation had 44,868,440 shares of its common stock outstanding. As of February 14, 2013, this table shows the amount of Bank of Hawaii Corporation common stock owned by (i) each person or entity who is known by us to beneficially own more than five percent of Bank of Hawaii Corporation's common stock; (ii) each current director and director nominee, (iii) each of the executive officers named in the Summary Compensation Table (the "named executive officers"), and (iv) all of our directors and executive officers as a group. Unless otherwise indicated and subject to applicable community property and similar statutes, all persons listed below have sole voting and investment power over all shares of common stock beneficially owned. Share ownership has been computed in accordance with SEC rules and does not necessarily indicate beneficial ownership for any other purpose.

Name	Number of Shares Beneficially Owned	Right to Acquire Within 60 Days	Total	Percent of Outstanding Shares as of February 14, 2013
More than Five Percent Beneficial Ownership				
BlackRock, Inc. (1) 40 East 52nd Street New York, New York 10022	5,185,505	—	5,185,505	11.54%
State Street Corporation (2) State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	2,711,606	—	2,711,606	6.00%
The Vanguard Group (3) 100 Vanguard Blvd. Malvern, Pennsylvania 19355	2,529,929	—	2,529,929	5.62%
Janus Capital Management LLC (4) 151 Detroit Street Denver, Colorado 80206	2,277,494	—	2,277,494	5.10%
Current Directors and Director Nominees				
S. Haunani Apoliona	13,013 (5)	10,248	23,261	*
Mary G. F. Bitterman	28,532 (5)(6)	10,248	38,780	*
Mark A. Burak	3,953 (5)	—	3,953	*
Michael J. Chun	18,621 (5)(6)	10,248	28,869	*
Clinton R. Churchill	23,596 (5)(6)(8)	10,248	33,844	*
David A. Heenan	47,842 (5)(7)	7,248	55,090	*
Robert Huret	31,850 (5)	10,248	42,098	*
Martin A. Stein	11,787 (5)(6)	10,248	22,035	*
Donald M. Takaki	38,337 (5)	10,248	48,585	*
Barbara J. Tanabe	20,154 (5)	10,248	30,402	*
Raymond P. Vara, Jr.	—	—	—	*
Robert W. Wo	36,540 (5)(6)	10,248	46,788	*
Named Executive Officers				
Peter S. Ho (also Director Nominee)	133,906	101,585	235,491	*
Kent T. Lucien (also Director Nominee)	58,500 (6)(9)	32,191	90,691	*
Mark A. Rossi	45,430 (10)	30,000	75,430	*
Mary E. Sellers	64,512 (6)	60,990	125,502	*
Wayne Y. Hamano	22,214 (6)	4,776	26,990	*
All current directors, director nominees, and executive officers as a group (21 persons)	**713,411**	**445,560**	**1,158,971**	**2.60%**

* Each of the directors and named executive officers beneficially owned less than 1 percent of Bank of Hawaii Corporation's outstanding common stock as of February 14, 2013.

(1) According to its Schedule 13G filed with the SEC on January 11, 2013, BlackRock, Inc. is a parent holding company or control person and its subsidiaries, BlackRock Japan Co. Ltd, BlackRock Asset Management Deutschland AG, BlackRock Advisors LLC, BlackRock Advisors (UK) Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management Canada Limited, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, and BlackRock International Limited (collectively referred to as "BlackRock"), may be deemed to have beneficial ownership as of December 31, 2012 of 5,185,505 shares of Bank of Hawaii Corporation common stock owned by its clients, none known to have more than five percent except subsidiary BlackRock Fund Advisors and the iShares DJ Select Dividend Index Fund, an investment company registered under the Investment Company Act of 1940. According to the same filing, BlackRock has sole power to vote or to direct the vote over 5,185,505 of those shares, and sole power to dispose or to direct the disposition of 5,185,505 shares.

(2) According to its Schedule 13G filed with the SEC on February 11, 2013, State Street Corporation is a parent holding company or control person and its subsidiaries, State Street Bank and Trust Company; SSGA Funds Management, Inc.; State Street Global Advisors Limited; State Street Global Advisors Ltd; State Street Global Advisors, Australia Limited; and State Street Global Advisors, Asia Limited, may be deemed to have beneficial ownership as of December 31, 2012 of 2,711,606 shares of Bank of Hawaii Corporation common stock owned by its clients, none known to have more than five percent of outstanding shares. According to the same filing, State Street Corporation has shared power to vote or to direct the vote over 2,711,606 of those shares, and shared power to dispose or to direct the disposition of 2,711,606 shares.

(3) According to its Schedule 13G filed with the SEC on February 13, 2013, The Vanguard Group is an investment adviser and its subsidiaries, Vanguard Fiduciary Trust Company, and Vanguard Investments Australia, Ltd., may be deemed to have beneficial ownership as of December 31, 2012 of 2,529,929 shares of Bank of Hawaii Corporation common stock owned by its clients, none known to have more than five percent of outstanding shares. According to the same filing, The Vanguard Group has sole power to vote or to direct the vote over 32,197 of those shares, sole power to dispose or to direct the disposition of 2,499,832 shares, and shared power to dispose or to direct the disposition of 30,097 shares.

(4) According to its Schedule 13G filed with the SEC on February 14, 2013, Janus Capital Management LLC is an investment advisor as well as a parent holding company or control person and its subsidiaries, INTECH Investment Management and Perkins Investment Management LLC, may be deemed to have beneficial ownership as of December 31, 2012 of 2,277,494 shares of Bank of Hawaii Corporation common stock owned by its clients., none known to have more than five percent except subsidiary Perkins Investment Management LLC. According to the same filing, Janus Capital Management LLC has shared power to vote or to direct the vote over 2,277,494 of those shares, and shared power to dispose or to direct the disposition of 2,277,494 shares.

(5) Includes restricted shares owned by directors under the Director Stock Program: Ms. Apoliona, 8,723 shares; Ms. Bitterman, 1,063 shares; Mr. Burak, 1,063 shares; Mr. Chun, 13,863 shares; Mr. Churchill, 13,863 shares; Mr. Heenan, 21,863 shares; Mr. Huret, 1,063 shares; Mr. Stein, 1,063 shares; Mr. Takaki, 17,863 shares; Ms. Tanabe, 1,063 shares; and Mr. Wo, 13,563 shares. Also includes shares owned by directors under the Directors Deferred Compensation Plan: Messrs. Churchill, 4,888 shares; Heenan, 20,833 shares; Huret, 17,425 shares; Takaki, 13,912 shares; and Wo, 9,818 shares; and Ms. Tanabe, 7,765 shares.

(6) Includes shares held individually or jointly by family members as to which the specified officer or director may be deemed to have shared voting or investment power as follows: Ms. Bitterman, 6,190 shares, Mr. Chun, 4,336 shares, Mr. Churchill, 3,476 shares, Mr. Stein, 3,000 shares, Mr. Wo, 9,450 shares, Mr. Lucien, 5,500 shares, Ms. Sellers, 38,653 shares, and Mr. Hamano, 142 shares.

(7) Includes 420 shares owned by a family partnership of which Mr. Heenan has shared voting and investment power. Also includes 156 shares owned by David A. Heenan, Inc. of which Mr. Heenan is president.

(8) Includes 500 shares held in an Individual Retirement Account.

(9) Includes 1,000 shares held in a Keogh account.

(10) Includes 1,890 shares held in an Individual Retirement Account.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company and the Board have adopted Corporate Governance Guidelines ("Governance Guidelines"). The Governance Guidelines are posted on the Company's Investor Relations website at www.boh.com. The Governance Guidelines address director qualification and independence standards, responsibilities of the Board, access to management, independence standards and access to independent advisors, compensation, orientation and continuing education, Board committees, Chief Executive Officer ("CEO") evaluation, management succession, Code of Business Conduct and Ethics, shareholder communications to the Board and the Board's annual performance evaluation.

The Company's leadership structure consists of a combined Chairman and CEO and a Lead Independent Director. At this time, the Board believes that it is in the best interests of the Company to have a single individual serve as Chairman and CEO to control and implement the short- and long-term strategies of the Company. The Board believes that this joint position provides it with the ability to perform its oversight role over management with the benefit of a management perspective as to the Company's business strategy and all other aspects of the business. With its Lead Independent Director, this governance structure also provides a form of leadership that allows the Board to function distinct from management, capable of objective judgment regarding management's performance, and enables the Board to fulfill its duties effectively and efficiently. The Company's leadership structure ensures the objectivity of the Board's decisions and its role in reviewing the performance of management. Through its leadership and governance processes the Company has successfully established a governance structure that provides both oversight and guidance by the Board to management regarding strategic planning, risk assessment and management, and corporate performance.

The Company's Lead Independent Director is appointed by the Board and the current Lead Independent Director, Ms. Mary G. F. Bitterman, has served in this position since 1999. The Company's Governance Guidelines clearly define the Lead Independent Director's role and duties which include, but are not limited to: serving as Chairman of the Company's Nominating & Corporate Governance Committee, presiding over regularly scheduled executive sessions of the non-management directors, serving as a liaison between the non-management directors and executive management, and assisting the Board and executive management to ensure compliance with the Governance Guidelines.

Ten of the eleven non-management directors, including the Lead Independent Director, are "independent" as defined by the NYSE rules. The non-management directors meet in executive session without management in attendance for regularly scheduled meetings. The non-management directors may also meet in executive session each time the full Board convenes for a meeting. In 2012, the non-management directors twice met in executive session. The Lead Independent Director also meets regularly on an individual basis with members of the Company's executive management team.

Director Qualifications and Nomination Process

The Nominating & Corporate Governance Committee is responsible for identifying and assessing all director candidates and recommending nominees to the Board. Potential nominees are evaluated based on their independence, within the meaning of the Governance Guidelines and the rules of the NYSE. Candidates to be nominated as a director, including those submitted by shareholders, are selected based on, among other criteria, their integrity, informed judgment, financial literacy, high performance standards, accomplishments and reputation in the community, experience, skill sets, and ability to commit adequate time to Board and committee matters and to act on behalf of shareholders. The criteria also include a determination of the needs of the Board and of the interplay between each individual's personal qualities and characteristics and those of the other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company and its shareholders. In addition, Board members are expected to participate in continuing education and training opportunities to stay current on corporate governance, industry trends and issues and to understand the Company's business.

The objective of the Nominating & Corporate Governance Committee is to present a combination of candidates that will result in a Board with a wide range of skills, expertise, industry knowledge, viewpoints, and backgrounds, with business and community contacts relevant to the Company's business. To accomplish this, the Nominating & Corporate Governance Committee seeks candidates from different age groups, ethnicities, genders, industries, and experiences, in addition to the criteria described above. The result is a diverse and experienced Board, ranging in age from 47 to 72, with a variety of ethnicities and members of both genders. The Board includes directors with experience in public corporations, not-for-profit organizations, and entrepreneurial individuals who have successfully run their own private enterprise. The Board also has the broad set of skills necessary for providing oversight to a financial institution, which includes proven leadership, and expertise in finance, accounting, information technology, lending, investment management, and communications. With the exception of Mr. Mark A. Burak, who was first elected in 2009, all of the current non-management directors have been on the Company's Board for at least five years.

To further complement the Board's skill sets and assist the Board in its increasing regulatory and oversight responsibilities, the Nominating & Corporate Governance Committee recommended the number of directors be increased from 13 to 14 and the nomination of Mr. Raymond P. Vara, Jr. to the Board. Following a review of the Board's composition, the Board approved the increase in the number of directors from 13 to 14 at its December 2012 meeting and recommended Mr. Vara as a director nominee.

A shareholder may submit a candidate for consideration by the Board to be included in the Board's slate of director nominees. Candidates proposed by shareholders will be evaluated by the Nominating & Corporate Governance Committee under the same criteria that are applied to other candidates. The criteria are set forth above and in the Company's By-Laws and Governance Guidelines. Candidates to be considered for nomination by the Nominating & Corporate Governance Committee at the 2014 Annual Meeting of Shareholders must be presented in writing to the Corporate Secretary on or before November 15, 2013 at 130 Merchant Street, Honolulu, Hawaii 96813.

Communication with Directors

Shareholders and any interested parties may communicate with the Board, non-management directors, or the Lead Independent Director by sending correspondence c/o the Company's Corporate Secretary, 130 Merchant Street, Honolulu, Hawaii 96813. All appropriate communications received will be forwarded to the Board, non-management directors or the Lead Independent Director as addressed.

Code of Business Conduct and Ethics

The Company has earned its reputation as a respected leader in the communities it serves and in the financial services industry by conducting business in an ethical, responsible and professional manner. The Company is proud of the high standards of quality and service that have been its hallmark through the years. These qualities represent fundamental business practices and apply to all directors, officers and employees.

The Company and Board have adopted a Code of Business Conduct and Ethics for directors, executive officers (including its chief executive officer, chief financial officer, chief accounting officer and controller) and employees (the "Code") that is posted on the Investor Relations page of the Company's website at www.boh.com. The Code addresses the professional, honest and candid conduct of each director, officer and employee; conflicts of interest, disclosure process, compliance with laws, rules and regulations (including securities trading); corporate opportunities, confidentiality, fair dealing, protection and proper use of Company assets; and encourages the reporting of any illegal or unethical behavior. A waiver for an executive officer or director of the Company may be made only by the Audit & Risk Committee of the Board and must be promptly disclosed as required by SEC and NYSE rules. The Company will disclose any such waivers, as well as any amendments to the Code, on the Company's website at www.boh.com.

Policy Prohibiting Hedging and Pledging of Company Stock

The Company's Securities Trading Policy (the "Policy") specifically prohibits directors and employees from hedging the risk associated with the ownership of Bank of Hawaii Corporation's common stock. The Policy also prohibits directors and employees from pledging transactions involving Bank of Hawaii Corporation common stock as collateral, including the use of a traditional margin account with a broker-dealer.

Director Independence

The Board is comprised of a majority of independent directors as defined by the NYSE listing standards. In affirmatively determining that a director is independent of the Company's management and has no material relationship with the Company, either directly or indirectly as a partner, shareholder, or officer of an organization that has a relationship with the Company, the Board applies the following categorical standards, in addition to such other factors as the Board deems appropriate:

a) In no event shall a director be considered independent if the director is an employee, or a member of the director's immediate family is an executive officer of the Company until three years after the end of such employment relationship. Employment as an interim Chairman of the Board, CEO, Chief Financial Officer ("CFO") or other executive officer shall not disqualify a director from being considered independent following that employment.

b) In no event shall a director be considered independent if the director receives, or a member of the director's immediate family receives, more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and is not independent until three years after ceasing to receive such compensation.

c) In no event shall a director be considered independent if the director is a current partner or employee of the Company's internal or external auditor, or whose immediate family member is a current partner or employee of such a firm and personally works on the Company's audit; or was a partner or employee of such a firm and personally worked on the Company's audit within the last three years.

d) In no event shall a director be considered independent if the director is employed, or a member of the director's immediate family is employed, as an executive officer of another company where any of the Company's present executives serves on that company's compensation committee until three years after the end of such service or employment relationship.

e) In no event shall a director be considered independent if the director is an executive officer or employee, or an immediate family member of the director is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services rendered in an amount which, in any single fiscal year, exceeds the greater of $1.0 million, or 2% of such other company's consolidated gross revenues for such year, until three years after falling below such threshold.

f) A director will not fail to be deemed independent solely as a result of the director's and the director's immediate family members', or a director's affiliated entities, banking relationship with the Company if such relationship does not violate paragraphs (a) through (e) above and is made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with persons not affiliated with the Company and, with respect to extensions of credit, is made in compliance with applicable laws, including Regulation O of the Board of Governors of the Federal Reserve System, and do not involve more than the normal risk of collectability or present other unfavorable features.

g) Audit & Risk Committee members may not receive directly or indirectly any consulting, advisory or other compensatory fee from the Company and shall otherwise meet the independence criteria of Section 10A-3 of the Securities Exchange Act of 1934, as amended. Audit & Risk Committee members may receive directors' fees and other in-kind consideration ordinarily available to directors, as well as regular benefits that other directors receive (including any additional such fees or consideration paid to directors with respect to service on committees of the Board).

h) If a particular commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship or transaction that is not addressed by the above standards exists between a director and the Company, the Board will determine, after taking into account all relevant facts and circumstances, whether such relationship or transaction is in the Board's judgment material, and therefore whether the affected director is independent.

For purposes of these independence standards, an "immediate family member" includes the director's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares the director's home.

The following eleven directors and nominees have been determined by the Board to be independent: Messrs. Burak, Chun, Churchill, Heenan, Huret, Stein, Vara, and Wo, and Mmes. Apoliona, Bitterman, and Tanabe, and accordingly, the Board has a majority of independent directors as defined by the listing standards of the NYSE and the Governance Guidelines. All of the committees are composed entirely of independent directors who also meet applicable committee independence standards. Mr. Ho is the Chairman, CEO and President of the Company and is therefore not independent, Mr. Lucien is the CFO of the Company and is therefore not independent, and Mr. Takaki has been determined not to be an independent director due to his and his family's ownership interest in HawkTree International, Inc. ("HawkTree"), a diversified holding company engaged in transportation, leasing, business records management, and real estate. HawkTree and its subsidiaries provide courier, armored car, ATM servicing, moving, and relocation services for the Company. More specific information is available on page 41 in the section regarding "Certain Relationships and Related Transactions."

Human Resources and Compensation Committee ("Compensation Committee") Interlocks and Insider Participation

No member of the Compensation Committee during fiscal year 2012 served as an officer, former officer, or employee of the Company or had a relationship that was required to be disclosed under "Certain Relationships and Related Transactions." Further, during 2012, no executive officer of the Company served as:

- A member of the Compensation Committee (or equivalent) of any other entity, one of whose executive officers served as one of our directors or was an immediate family member of a director, or served on our Compensation Committee; or

- A director of any other entity, one of whose executive officers or their immediate family member served on our Compensation Committee.

Oversight of Risk

The Company's governance, including policies, standards and procedures, has been developed with the goal of ensuring that business decisions and the execution of business processes are in compliance with legal and regulatory requirements.

Authority for accepting risk exposures on behalf of the Company originates from the Board and in turn is delegated through the Managing Committee and its subcommittees, including the Risk Council. The Risk Council, chaired by the Chief Risk Officer, provides the Managing Committee with a forum for the review and communication of both specific and company-wide risk issues, and serves to enhance collaboration among all areas of the Company that create and manage risk, while reinforcing executive management's responsibility for ensuring risk is managed within established tolerances.

Risk management at the Company is the process for identifying, measuring, controlling and monitoring risk across the enterprise given its business as a financial institution and financial intermediary. Risk management crosses all functions and employees and is embedded in all aspects of planning and performance measurement. The Company's systems, information and timely reporting are designed to enable the organization to quickly adapt to early warning signs.

The Board is responsible for oversight of the Company's enterprise risk framework. The Board has delegated to the Audit & Risk Committee primary responsibility for overseeing financial, credit, investment and operational risk exposures including regulatory and legal risk; to the Fiduciary and Investment Management Committee primary responsibility for oversight of fiduciary and investment risk of client accounts; and to the Compensation Committee primary responsibility for oversight of risk related to management and staff. These committees report to the full Board to ensure the Company's overall risk exposures are understood, including risk interrelationships. The Board also oversees reputational risk.

Risk reports are provided and discussed at every committee and Board meeting. In addition to detailed reports, the Board reviews an Enterprise Risk Position report that reflects key risk measures and trends across the Company. Key managers responsible for risk management (the Chief Risk Officer, the Treasurer, the Chief Compliance Officer, the General Counsel, and the Chief Fiduciary Officer) regularly provide updates at the respective committee and Board meetings. In support of the Board's risk oversight role and to ensure that potential problems are surfaced, the Audit & Risk Committee directly oversees the Company's Internal Audit and Credit Review functions.

Compensation Policies and Risk

The Board's risk oversight responsibility includes the implementation of compensation programs that do not encourage or incentivize excessive risk taking. The Compensation Committee is responsible for establishing and reviewing the Company's executive compensation programs, as well as the compensation programs for employees generally, and ensuring that the programs do not encourage unnecessary or excessive risk taking or create risks that are reasonably likely to have a material adverse effect on the Company.

In 2012, the Company completed its comprehensive annual review of its policies and incentive plans. This review confirmed that these policies and plans encourage behavior that is within the Company's risk tolerance, are compatible with effective controls and risk management and are supported by strong corporate governance, including a risk and control monitoring process which is embedded in its quarterly performance review process. The review further confirmed that no individual employee or groups of employees' incentive plans encourage unnecessary or excessive risk taking or create risks that are reasonably likely to have a material adverse effect on the Company.

BOARD COMMITTEES AND MEETINGS

The Board met 10 times during 2012. The Board's policy is that directors should make every effort to regularly attend meetings of the Board and committees on which they serve and the Company's annual shareholder meeting. Each director attended 75% or more of the aggregate of the total number of Board meetings and the total number of meetings held by the committees on which he or she served in 2012. All of the Company's directors attended the 2012 Annual Meeting of Shareholders.

Board Committees

The Board has three standing committees: the Audit & Risk Committee, the Human Resources & Compensation Committee, and the Nominating & Corporate Governance Committee. The charters for the respective Board committees are posted in the Investor Relations section of the Company's website at www.boh.com.

The Board has affirmatively determined that all of the members of the Audit & Risk, Compensation, and Nominating & Corporate Governance Committees (collectively the "Board Committees") meet the independence standards of the NYSE and the Company's Governance Guidelines. The Board Committees' charters require that each committee perform an annual evaluation of its performance and assess the adequacy of its charter. Each committee has the authority to retain consultants and advisors to assist it in its duties, including the sole authority for the retention, termination and negotiation of the terms and conditions of the engagement.

Below are the members of each current standing committee.

Audit & Risk	Compensation	Nominating & Corporate Governance
Mary G. F. Bitterman	Mary G. F. Bitterman	S. Haunani Apoliona
Mark A. Burak	David A. Heenan*	Mary G. F. Bitterman*
Clinton R. Churchill*	Barbara J. Tanabe	Mark A. Burak
Robert Huret **	Robert W. Wo	Michael J. Chun
Martin A. Stein		Clinton R. Churchill
		David A. Heenan
		Robert Huret
		Martin A. Stein
		Barbara J. Tanabe
		Robert W. Wo

* Committee Chairman
** Committee Vice Chairman

Audit & Risk Committee: 7 Meetings in 2012

The Audit & Risk Committee operates under and annually reviews a charter that has been adopted by the Board. The Audit & Risk Committee's duties include assisting the Board in its oversight of the following areas of the Company: regulatory and financial accounting, reporting and credit risk management; compliance with legal and regulatory requirements; the independent registered public accounting firm's qualifications and independence; and overseeing the performance of the Company's internal audit function and independent registered public accounting firm. The Audit & Risk Committee also provides oversight of management's activities with respect to capital management and liquidity planning, including dividends and share repurchases, and overall interest rate risk management. The Board has determined that Messrs. Burak and Huret meet the definition of a "financial expert" within the meaning of the SEC regulations adopted under the Sarbanes-Oxley Act of 2002. The Board has determined that all Committee members meet the NYSE standard of financial literacy and have accounting or related financial management expertise. The Committee has adopted policies and procedures governing the following: pre-approval of audit and non-audit services; the receipt and treatment of complaints regarding accounting, internal controls, or auditing matters and the confidential, anonymous submission by employees of the Company regarding questionable accounting or audit matters; and restrictions on the Company's hiring of certain employees of the independent registered public accounting firm. The Committee is also responsible for reviewing Company transactions involving a director or executive officer. The Audit & Risk Committee Report is located on page 43.

Compensation Committee: 8 Meetings in 2012

The Compensation Committee's duties are set forth in its charter, and include responsibility for compensation levels of directors and members of executive management and reviewing the performance of executive management. The Committee reviews and approves goals for incentive compensation plans and stock plans, and evaluates performance against those goals. The Compensation Committee also reviews management development and training programs as well as succession planning for senior and executive management. The Compensation Committee charter allows for the delegation of its duties to its own subcommittee as long as such delegation is in compliance with all applicable laws, rules, and listing standards. The CEO, in consultation with the director of human resources, makes recommendations with respect to non-CEO executive officer compensation. The Compensation Committee Report is located on page 22.

Nominating & Corporate Governance Committee: 6 Meetings in 2012

The Nominating & Corporate Governance Committee's duties are set forth in its charter and include reviewing the qualifications of all Board candidates and recommending qualified candidates for membership on the Board. The Nominating & Corporate Governance Committee reviews the Board's organization, procedures and committees and makes recommendations concerning the size and composition of the Board and its committees. The Nominating & Corporate Governance Committee makes recommendations to the Board regarding standards for determining non-management director independence and reviews the qualifications and independence of the members of the Board and its committees. The Nominating & Corporate Governance Committee also reviews and evaluates the Company's compliance with corporate governance requirements and leads and oversees the Board and its committees' annual performance evaluations. Further information regarding the responsibilities performed by the Nominating & Corporate Governance Committee and the Company's corporate governance is provided in the committee charter and the Governance Guidelines.

DIRECTOR COMPENSATION

Retainer Fees

In 2012, based on analyses completed by Veritas Executive Compensation Consultants, LLC ("Veritas"), which merged with Meridian Compensation Partners, LLC effective April 1, 2012 and is now known as Meridian, the Board's independent executive compensation consultant, the Board approved the following retainer fees:

- The annual retainer for service on the Board remained at $42,500;
- An additional annual retainer for the Lead Independent Director remained at $15,000;
- The annual retainer for Audit & Risk Committee members was increased from $9,000 to $13,000, the annual retainer for the Chairman of the Audit & Risk Committee was increased from $19,000 to $20,000, and the annual retainer for the Vice Chairman of the Audit & Risk Committee was increased from $14,000 to $15,000. The increases in retainer fees were in recognition of the increasing oversight responsibilities and time commitment required of the Audit & Risk Committee members; and
- The annual retainer for Compensation Committee members remained at $11,250 and the annual retainer for the Chairman of the Compensation Committee remained at $19,250.

In addition to these standing committees, the Board has other committees for which directors received fees in 2012. Ms. Apoliona and Mr. Takaki are members of the Benefit Plans Committee ("BPC"), and Mms. Apoliona and Tanabe and Messrs. Chun, Takaki, and Wo are members of the Fiduciary Investment Management Committee ("FIMC"). In 2012, the FIMC chairman's (Mr. Wo) annual retainer remained at $12,500 and annual retainer fees for the FIMC and BPC members remained at $7,500 and $5,000, respectively. The Directors are reimbursed for Board-related travel expenses, and directors who are non-Hawaii residents receive an additional $5,000 to compensate them for travel time.

Director Stock Plan

The Company maintains the Bank of Hawaii Corporation Amended and Restated Director Stock Compensation Plan (the "Director Stock Plan"). The purpose of the Director Stock Plan is to advance the interests of the Company by encouraging and enabling eligible non-employee members of the Board to acquire and retain throughout each member's tenure as director a proprietary interest in the Company by owning shares of Bank of Hawaii Corporation common stock. The Director Stock Plan allows for the granting of stock options, restricted common stock, and restricted stock units. Under the Director Stock Plan, the Board has the flexibility to set the form and terms of awards. In 2012, each of the eleven non-employee Board members was given a stock award of 1,063 shares of restricted common stock ("Restricted Shares") with a vesting date of one year from the date of grant. In 2012, no stock options or restricted stock units were granted under the Director Stock Plan.

Directors' Deferred Compensation Plan

The Company maintains the Directors' Deferred Compensation Plan, under which a non-employee director may participate and elect to defer the payment of all or a portion of his/her annual Board and committee retainer fees. At the director's choice, deferred amounts under the Directors' Deferred Compensation Plan may be payable: 1) beginning on the first day of the first month after the participating director ceases to be a director of the Company; or 2) on an anniversary date of the director's choosing after the director ceases to be a director; or 3) a date specified by the director (which may include a date prior to the date a director ceases to be a director). Deferred amounts are paid to the participant in a lump sum or in equal annual installments over such period of years (not exceeding 10 years) as the participant elects at the time of deferral. If a participant dies, all deferred and previously unpaid amounts will be paid in a lump sum to the participant's beneficiary on the second day of the calendar year following the year of death. A participant's deferred amounts are adjusted for appreciation or depreciation in value based on hypothetical investments in one or more mutual funds or in shares of Bank of Hawaii Corporation common stock, as may be directed by the participant. The Company's obligations under the Directors' Deferred Compensation Plan are payable from its general assets, although the Company has established a rabbi trust to assist it in meeting its liabilities under the Plan. The assets of the trust are at all times subject to the claims of the Company's general creditors.

Director Stock Ownership Guidelines

The Board believes it is important to support an ownership culture for the Company's directors, employees and shareholders. To ensure that linkage to shareholders occurs among the fiduciaries of the Company each non-management director is required to own a minimum amount of five times his or her annual cash retainer in Bank of Hawaii Corporation common stock. Directors are given five years from first joining the Board to achieve guideline levels of ownership. Ten of the current non-management directors have satisfied the ownership guidelines. One has made significant progress in meeting the ownership guidelines in 2012 and is on schedule to satisfy the ownership guidelines within the required five-year period.

Director Compensation

The following table presents, for the year ended December 31, 2012, information on compensation earned by or awarded to each non-employee director who served on the Board of Directors during 2012.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	Total ($)
S. Haunani Apoliona	55,000	52,459	—	—	—	107,459
Mary G. F. Bitterman	86,750	52,459	—	—	—	139,209
Mark A. Burak	55,500	52,459	—	—	—	107,959
Michael J. Chun	50,000	52,459	—	—	—	102,459
Clinton R. Churchill	62,500	52,459	—	—	—	114,959
David A. Heenan	61,750	52,459	—	—	—	114,209
Robert Huret	62,500	52,459	—	—	—	114,959
Martin A. Stein	60,500	52,459	—	—	—	112,959
Donald M. Takaki	55,000	52,459	—	—	—	107,459
Barbara J. Tanabe	61,250	52,459	—	—	—	113,709
Robert W. Wo	66,250	52,459	—	—	—	118,709

(1) Messrs. Heenan, Huret, and Wo elected to defer all, and Ms. Tanabe elected to defer 75% of their respective fees earned in 2012. Mr. Takaki elected to defer his board retainer fees only in 2012.

(2) The amounts in this column reflect the fair market value of the restricted stock on the date of grant. On April 27, 2012, the Company issued grants of 1,063 shares of restricted common stock to each of the non-management directors, having an aggregate fair value of $52,459 based on the stock fair market value of $49.35 per share on the date of the grant; 100% of the grant will vest on April 19, 2013. As of December 31, 2012, each director had the following number of restricted stock awards accumulated in their accounts (which excludes options exercised and held as common stock in their accounts): Ms. Apoliona, 2,863 shares; Ms. Bitterman, 1,063 shares; Mr. Burak, 1,063 shares; Mr. Chun, 2,863 shares; Mr. Churchill, 2,863 shares; Mr. Heenan, 2,863 shares; Mr. Huret, 1,063 shares; Mr. Stein, 1,063 shares; Mr. Takaki, 2,863 shares; Ms. Tanabe, 1,063 shares; and Mr. Wo, 2,863 shares.

(3) No option awards were granted in 2012. As of December 31, 2012, each director had outstanding options to purchase the indicated number of shares of the Company's common stock: Ms. Apoliona, 10,248; Ms. Bitterman, 10,248; Mr. Burak 0; Mr. Chun, 10,248; Mr. Churchill, 10,248; Mr. Heenan, 10,248; Mr. Huret, 10,248; Mr. Stein, 10,248; Mr. Takaki, 10,248; Ms. Tanabe, 10,248; and Mr. Wo, 10,248.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") provides shareholders the opportunity to vote, on an advisory (non-binding) basis, to approve the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's compensation disclosure rules.

As an advisory vote, this proposal is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders and considers the outcome of the vote when making future compensation decisions for its executive officers. The Company currently conducts annual advisory votes on executive compensation. The Company's shareholders approved its executive compensation at the 2012 Annual Meeting of Shareholders.

As described in the Compensation Discussion and Analysis, the primary focus of the Company's executive compensation programs is to encourage and reward behavior that promotes sustainable growth in shareholder value. Our executive compensation programs are intended to balance risk and reward in relation to the Company's overall business strategy and further align management's interests with shareholders' interests. The Company's commitment to a performance culture is reflected in its strong financial performance in recent years despite challenging economic conditions. Accordingly, the Board of Directors recommends that shareholders approve the executive compensation programs by approving the following advisory resolution:

RESOLVED, that the shareholders of Bank of Hawaii Corporation approve, on an advisory basis, the compensation of the individuals identified in the Summary Compensation Table, as disclosed in the Company's 2013 proxy statement pursuant to the compensation disclosure rules of the SEC, which disclosure includes the Compensation Discussion and Analysis section, the compensation tables, and the accompanying footnotes in this proxy statement.

The Board of Directors recommends a vote "FOR" the foregoing proposal.

COMPENSATION COMMITTEE REPORT

The Compensation Committee, composed entirely of independent directors in accordance with the applicable laws, regulations, NYSE listing requirements and the Governance Guidelines, sets and administers policies that govern the Company's executive compensation programs, and various incentive and stock programs. As members of the Compensation Committee, we have reviewed and discussed the Compensation Discussion and Analysis to be included in the Company's 2013 Proxy Statement with management and, based on these discussions, recommended to the Company's Board (and the Board subsequently approved the recommendation) that the Compensation Discussion and Analysis be included in such Proxy Statement.

As submitted by the members of the Compensation Committee,

David A. Heenan, Chairman
Mary G. F. Bitterman
Barbara J. Tanabe
Robert W. Wo

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Discussion and Analysis describes the key features of our executive compensation program and the approach taken by the Compensation Committee in setting 2012 compensation for the following named executive officers:

- Peter S. Ho, Chairman of the Board, Chief Executive Officer, and President
- Kent T. Lucien, Vice Chairman, Chief Financial Officer
- Mark A. Rossi, Vice Chairman, Chief Administrative Officer, General Counsel, and Corporate Secretary
- Mary E. Sellers, Vice Chairman, Chief Risk Officer
- Wayne Y. Hamano, Vice Chairman, Chief Commercial Officer

Executive Summary

The primary focus of the Company's executive compensation program is to encourage and reward performance that supports the Company's business strategies and promotes sustainable growth in shareholder value. As part of this focus, compensation risks are assessed and managed appropriately in the context of the Company's business strategies. The Company believes that its goals are best supported by rewarding the Company's named executive officers for outstanding contributions to the Company's success, compensating those officers competitively with similarly situated executive officers, and providing the Company's named executive officers with equity in the Company to encourage and motivate such officers to focus on the long-term growth and success of the Company.

The Company's financial performance remained strong in 2012 despite revenue headwinds resulting from both regulatory changes and the low interest rate environment. Loan balances increased across most categories and deposit growth continued. Credit quality remained solid, our balance sheet and capital ratios remained strong and we maintained our focus on disciplined capital, risk and expense management. The Company outperformed its peers in key financial and operational measures, and achieved top quartile performance on such measures as return on average assets, return on average equity and the stock price to book ratio. During 2012, the Company also repurchased $79.5 million in common stock under its share repurchase program and paid cash dividends of $81.6 million.

For 2012, cash compensation to the CEO and the other named executive officers consisted of base salary and performance-based variable compensation. Long-term and equity-based incentive compensation, used to encourage the named executive officers to focus on the long-term profitable growth of the Company and aligning their interests with those of the shareholders, included restricted stock awards and stock options. The incentive awards made to the CEO and other named executive officers were established taking into account financial performance of the Company and achievement of the performance criteria established by the Compensation Committee described on pages 27 through 28.

The Company provides its shareholders with the opportunity to cast an annual advisory vote on executive compensation (a "say-on-pay proposal"). At the Company's Annual Meeting of Shareholders held on April 27, 2012, 95.9% of the votes cast on the say-on-pay proposal at that meeting were in favor of the proposal. The Company believes this affirms shareholders' support of the Company's approach to executive compensation, and did not change its approach in 2012. The Company will continue to consider the outcome of the say-on-pay votes when making future compensation decisions for the named executive officers.

Compensation Philosophy

Compensation of our named executive officers, including the CEO, is the responsibility of the Compensation Committee of the Board. The Compensation Committee believes that executive compensation should align with shareholders' interests, pay for performance, maintain a balance between risk and reward, reinforce support for the Company's vision, and be consistent with market compensation trends after taking into account the unique circumstances facing the Company in light of geographic, demographic and economic conditions in the markets served by the Company.

The Compensation Committee also believes that compensation should recognize short and long-term performance and may include both cash and equity components. The composition of components may vary from year to year based on individual, market and other factors. There are no specific formulas to determine the mix of pay elements, or the allocation between cash and non-cash compensation or among non-cash forms of pay.

As described below, neither total compensation nor any element of cash and non-cash compensation is formally benchmarked against a peer group of companies although the peer group data is used as a reference by the Compensation Committee. In making compensation decisions, the Compensation Committee considers individual performance, experience in the position, breadth of duties, and pay parity among positions of comparable responsibility. The Compensation Committee also reviews market data to verify that compensation is competitive and within market ranges.

Compensation Process

The Compensation Committee, consistent with its Charter, determines compensation for the named executive officers. The Compensation Committee, along with the Board, management, and its compensation consultant, undertake a process of linking compensation, corporate strategy and performance in setting and implementing executive compensation. The Compensation Committee determines the corporate goals and objectives relevant to CEO compensation and evaluates the performance of the CEO in light of those goals and objectives. In determining the CEO's long-term compensation, the Compensation Committee considers among other factors, the Company's performance, relative shareholder return, the competitive marketplace, and the awards given to the CEO in past years. With respect to compensation decisions for the other named executive officers, the CEO reviews the performance of each of the other named executive officers, considering similar factors and individual objectives, and provides his recommendations to the Compensation Committee. The Compensation Committee gives significant weight to the recommendations of the CEO.

The Compensation Committee monitors the Company's financial and non-financial performance throughout the year as well as the Company's risk profile and risk management processes to ensure that the Company's compensation policies do not promote unnecessary and excessive risks that may threaten the value of the Company. Several areas are reviewed by the Committee including, but not limited to, how risk management is built into incentive compensation for the Company's executive management, the specific risk profile for a community bank as it relates to loans and investment securities, the controlled and disciplined approach in the compensation structure of the Company, the implementation of new processes with regard to qualitative versus quantitative measures of management performance, and the refinement of best practices.

In January of each year, the Compensation Committee reviews the Company's annual results and the longer-term performance trend compared to the business plan, and uses this review, together with factors as described on pages 27 through 28, as the basis for the annual evaluation of the CEO. The CEO does not attend executive sessions of the Committee where his own compensation is being reviewed and determined by the Compensation Committee or the Board. The Compensation Committee's evaluation is communicated to the CEO by the Lead Independent Director and is discussed with the full Board.

Based on similar factors and individual objectives, including an assessment of effective risk management, the CEO, assisted by the Director of Human Resources (herself not a named executive officer), annually reviews the performance of each of the other named executive officers. The conclusions and recommendations based on those reviews, including any recommendations for salary adjustments, annual awards and equity components, are presented to the Compensation Committee.

The Compensation Committee has the discretion to accept, reject, or modify the CEO's recommendations, and to determine the amount of equity and other compensation payable to executives based on its assessment of their performance. Rather than relying on formulaic models, the Compensation Committee believes that retaining discretion to assess performance of the CEO and other named executive officers gives the Compensation Committee members the ability to more accurately reflect individual contributions that cannot be quantified.

The Role of the Compensation Consultant

The Compensation Committee is responsible for retaining its compensation consultant and for determining the terms and conditions, including fees of the engagement. The Compensation Committee determines whether the consultant's services are performed objectively and free from the influence of management. As noted under Director Compensation, the Board's independent compensation consultant Veritas merged with Meridian effective April 1, 2012, and remains the Compensation Committee's compensation consultant, now known as Meridian. The compensation consultant reports directly to the Compensation Committee, takes instructions solely from the Compensation Committee, and performs no other services for the Company. The Compensation Committee Chairman pre-approves all compensation consulting engagements, including the nature, scope and fees of assignments. In 2012, the Compensation Committee considered the factors delineated by the SEC in Rule 10C-1 and determined that Meridian was an independent compensation consultant and that its work did not raise a conflict of interest with the Company.

In 2012, Meridian helped to ensure that the Company's executive compensation practices were competitive, appropriately designed, and were aimed at linking executive compensation to the business and strategic objectives of the Company. It also provided the Compensation Committee with market data and an analysis of competitive compensation for the named executive officers. The Compensation Committee used this data as a "market check" to help assess the competitiveness of the Company's pay practices, but neither total compensation nor any element of compensation paid to the named executive officers is benchmarked against this data. The Compensation Committee did not target the elements of its compensation program at any specific level or percentiles within a peer group.

To complete the analysis, Meridian reviewed named executive officer compensation data from the proxies of banks and other companies similar in size and/or scope to the Company, as well as from published survey sources. Meridian's analysis took into account the competitive quality and appropriateness of the Company's current total compensation arrangements in light of our business objectives, financial performance and market best practices.

The Company's financial performance and compensation practices were compared to two peer groups:

1) Bank Peer Group: Bankunited Inc, Capitalsource Inc, Cathay General Bancorp, City National Corp, Commerce Bancshares Inc, Cullen/Frost Bankers Inc, FirstMerit Corp, FNB Corp/FL, Fulton Financial Corp, Glacier Bancorp Inc, Hancock Holding Co, Iberiabank Corp, Intl Bancshares Corp, Investors Bancorp Inc, MB Financial Inc/MD, National Penn Bancshares Inc, Old National Bancorp, Privatebancorp Inc, Prosperity Bancshares Inc, Signature Bank/NY, Sterling Financial Corp/Wa, Susquehanna Bancshares Inc, SVB Financial Group, Texas Capital Bancshares Inc, Trustmark Corp, UMB Financial Corp, Umpqua Holdings Corp, Valley National Bancorp, Webster Financial Corp, and Wintrust Financial Corp; and

2) Size-Based Peer Group: ACI Worldwide Inc, Align Technology Inc, Choice Hotels Intl Inc, Cirrus Logic Inc, Corporate Executive Brd Co, Dril-Quip Inc, Eagle Materials Inc, Exco Resources Inc, IPG Photonics Corp, Morningstar Inc, Polypore International Inc, Portfolio Recovery Assoc Inc, Salix Pharmaceuticals Ltd, South Jersey Industries Inc, and Syntel Inc.

These Meridian-recommended peer groups included companies that the Company competes against for products and/or services, competes with for human capital, and is similar to in size and scope. These broad peer groups included direct competitors and organizations with similar business models, and, therefore, provided a relatively meaningful comparison. Meridian reviewed base salary, total cash compensation including annual incentives on both an actual and target basis, and total direct compensation including long-term incentives (both actual and target levels).

The Compensation Committee considered the analyses performed by Meridian in reaching its executive compensation decisions.

Compensation Elements and Determination of Compensation

Compensation elements for 2012 included:

- Base salary;
- Performance-based variable compensation;
- Long-term incentives;
- Nonqualified deferred compensation;
- Health, retirement, perquisites, and other compensation.

Base Salary

Base salary is based on each individual's responsibilities. The CEO may also consider compensation market survey data provided by Meridian. Base salaries are generally established in connection with recruiting or retaining qualified executive officers. The Compensation Committee reviews salary levels as part of the Company's annual performance review process, as well as upon promotion or other changes in job responsibility. Merit-based increases to salaries for executive officers other than the CEO are determined by the Compensation Committee based on the CEO's assessment of individual performance and his recommendation.

In recommending base salaries the CEO considers the needs of the Company and of the executive officer, internal pay parity among positions of comparable responsibility, and individual performance and contribution to the Company. The Compensation Committee also looks at market survey data to verify that salaries are competitive and within market ranges.

On January 20, 2012, the Committee approved a compensation program (the "Program") for certain executive officers, providing for a conversion of an identified percentage of their 2012 base salary to restricted shares in the Company, which vests over two to five years. Adoption of the Program resulted in a conversion of the following portions of 2012 base salaries to restricted shares for our named executive officers:

- Mr. Ho - $75,000 of $750,000 base salary;
- Mr. Lucien - $42,500 of $425,000 base salary;
- Mr. Rossi - $39,000 of $425,000 base salary; and
- Ms. Sellers - $34,000 of $375,000 base salary.

Mr. Hamano did not participate in the Program.

On January 25, 2013, based upon peer group analysis, market data and recommendations by Meridian, the Committee approved, effective April 1, 2013, a base salary increase for Mr. Ho in the amount of $150,000 for a total annual base salary of $900,000; for Mr. Lucien in the amount of $25,000 for a total annual base salary of $450,000; for Mr. Rossi in the amount of $25,000 for a total annual base salary of $450,000; for Ms. Sellers in the amount of $50,000 for a total annual base salary of $425,000; and for Mr. Hamano in the amount of $25,000 for a total annual base salary of $350,000.

Subsequent to the Committee's approval, and in recognition of the prevailing challenges facing the financial industry in 2013, Mr. Ho voluntarily reduced his new annual base salary by 15% to $765,000; Mr. Lucien voluntarily reduced his new annual base salary to $427,500; Mr. Rossi voluntarily reduced his new annual base salary to $427,500; Ms. Sellers voluntarily reduced her new annual base salary to $403,750 and Mr. Hamano voluntarily reduced his new annual base salary award to $332,500. The reductions in the new annual base salaries will be effective April 1, 2013 and will run through the remainder of 2013.

Performance-Based Variable Compensation

The named executive officers participate in the Bank of Hawaii Corporation Executive Incentive Plan (the "Executive Incentive Plan"), which is designed to compensate the named executive officers with annual cash awards for optimizing the profitability and growth of the Company. These incentives reward the participants for achieving their individual goals, as well as the Company's goals and link the personal interests of participants with those of the Company's shareholders. The Executive Incentive Plan also provides participants with an incentive for individual performance and teamwork.

For awards that are intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m) (see "Tax Considerations" below), the Compensation Committee establishes, at the beginning of an annual performance period, an incentive pool from which incentive awards are paid to participants. The incentive pool is expressed as a percentage of the Company's net income before taxes for the fiscal year. For performance year 2012, the incentive pool was established as an amount equal to 3% of the Company's net income before taxes for the fiscal year.

At the beginning of the performance period, each participating executive is allocated a maximum percentage of the incentive pool. For 2012, the Compensation Committee allocated a maximum of 30% to Mr. Ho, and 14% to each of the other named executive officers. The Compensation Committee exercises its discretion, however, to reduce an executive's actual incentive payment to a dollar amount based on a target award opportunity. A target award opportunity, expressed as a percentage of base salary, is established for each named executive officer at the beginning of the year. The target award opportunity is generally set for performance that meets financial expectations. Each named executive officer's target award opportunity takes into account the executive's position, scope of responsibilities, and individual contribution to the Company. For 2012, the target award opportunity for Mr. Ho was 100% of his base salary, the target award opportunity for Mr. Lucien was 80% of his base salary, and the target award opportunity for each of Messrs. Rossi and Hamano and Ms. Sellers was 70% of base salary. The potential range of annual incentive opportunities, expressed as a percent of base salary, was as follows:

Mr. Ho	0 - 250%
Mr. Lucien	0 - 200%
Messrs. Rossi and Hamano and Ms. Sellers	0 - 175%

In evaluating the CEO's performance and determining the amount by which the CEO's incentive pool percentage would be adjusted to arrive at his incentive payment, the Compensation Committee employs a scoring system that assigns to the CEO a weighted score based on satisfaction of specified criteria established at the beginning of the year. The score can range from 1.0 (lowest possible score) to 2.5 (highest possible score) for each of the specified criteria (except the risk criteria carries a maximum score of 2.0). For example, the Compensation Committee assigns a score of 2.5 if the Company's shareholder value performance (as measured by its Stock Price to Book Ratio vs. Peers) is in the top or 4th quartile (the 100th percentile), a score of 2.0 if shareholder value performance is in the 3rd quartile (the 75th percentile), a score of 1.6 if shareholder value performance is in the 2nd quartile (the 50th percentile), and a score of 1.0 if shareholder value performance is in the 1st quartile (the 25th percentile). The Company's shareholder value performance is measured through comparison with the banking companies identified in the S&P Super Composite Regional Bank Index described below.

For 2012, the Compensation Committee considered the criteria below. These measures were selected by the Compensation Committee because they represent a balance between financial and qualitative measurements of performance. They are consistent with the strategic direction of the Company and highly correlated to increases in shareholder returns as well as organizational long-term well being. The Compensation Committee revised the performance criteria for the CEO and other named executive officers in 2012 by adding a Strategic Initiative performance measure to the scoring system. This performance measure focused on the Company's performance in several areas including employee engagement; strengthening and deepening customer relationships; strengthening the brand; achievement of operational efficiencies; active and effective capital management and active risk management. Overall, the Company was successful in advancing several of the 2012 company-wide Strategic Initiatives.

	Score
Financial Performance: Diluted Earnings Per Share as a % of Budget	2.00
Shareholder Value: Stock Price to Book Ratio vs. Peers (1)	2.50
Risk Management	2.00
Community Presence/Reputation	2.50
Leadership Development & Succession Planning	2.50
Strategic Initiatives	2.31
Score	13.81

(1) Based on the S&P Super Composite Regional Bank Index less the 9 institutions with assets > $50.0 billion. The Index includes the following banks in order of Price to Book Ratio ranking: Bank of the Ozarks Inc., Tompkins Financial Corporation, First Horizon National Corporation, Simmons First National Corporation, Wilshire Bancorp Inc., Bank of Hawaii Corporation, Pinnacle Financial Partners, Inc., City Holding Co., East West Bancorp, Inc., Commerce Bancshares, Inc., Synovus Financial Corporation, Valley National Bancorp, National Penn Bancshares Inc., Cullen/Frost Bankers Inc., Umpqua Holdings Corporation, Boston Private Financial Holdings, Inc., Trustmark Corporation, Wintrust Financial Corporation, International Bancshares Corp, Texas Capital Bancshares Inc., United Community Banks, Inc., BBCN Bancorp Inc., Webster Financial Corp, Community Bank System Inc., First Financial Bankshares Inc., Hancock Holding Company, Old National Bancorp, Home Bancshares Inc., NBT Bancorp Inc., City National Corporation, Cathay General Bancorp, UMB Financial Corporation, Hanmi Financial Corporation, First Midwest Bancorp Inc., Fulton Financial Corp, Sterling Bancorp, First Bancorp, PacWest Bancorp, Independent Bank Corporation, Signature Bank, First Niagara Financial Group Inc., TCF Financial Corporation, Prosperity Bancshares, Inc., FNB Corporation, BancorpSouth Inc, Columbia Banking System, Inc., Glacier Bancorp, Inc., Westamerica Bancorporation, First Financial Bancorp, PrivateBancorp Inc., Associated Banc-Corp, United Bankshares, Inc., Susquehanna Bancshares, Inc., SVB Financial Group, S&T Bancorp Inc., First Commonwealth Financial Corporation, and FirstMerit Corporation.

The specified criteria established for the CEO evaluation are generally not adjusted during the year, except in the Compensation Committee's discretion, in the event of certain unanticipated events affecting the Company. The Compensation Committee did not make any such adjustments in 2012.

The CEO's award under the Executive Incentive Plan is recommended by a pre-determined grid based on the performance evaluation score. The award is established as a percentage of base salary. For 2012, Mr. Ho's incentive award was $1,375,000.

The incentive amounts payable to each of the other named executive officers is determined by a similar process in evaluating the established performance criteria, but does not include formal scoring. In addition to the established performance criteria, the award takes into account individual business unit objectives, as well as the individual's performance, scope of responsibilities and market data. The CEO makes an initial recommendation to the Compensation Committee as to the final incentive awards for each of the other named executive officers for the Compensation Committee's consideration. The Compensation Committee has the discretion to accept, reject, or modify the CEO's recommendations. For 2012, the Compensation Committee accepted and approved the CEO's incentive recommendations for the other named executive officers as follows: Mr. Lucien, $455,000; Mr. Rossi, $455,000; Ms. Sellers, $420,000; and Mr. Hamano, $325,000. The incentive awards for the named executive officers were above target due to the strong performance of the Company in 2012.

In addition to the awards under the Executive Incentive Plan, the Compensation Committee may pay discretionary cash awards to executives. In paying discretionary awards, the Compensation Committee considers recommendations from the CEO, changes in position, and an assessment of individual performance. These cash awards will not qualify as performance-based compensation under Section 162(m). Mr. Hamano received a cash award of $200,000 in 2012 in recognition of his exemplary performance and leadership.

Long-Term Incentives

Long-term incentives are intended to encourage decision-making with the long-term interests of the Company in mind, to retain and reward management for the long-term success of the Company and to align the interests of shareholders and executives through the achievement of the Company's strategic business plan. The Company generally uses equity awards, which are an important component of total compensation, to accomplish its long-term incentive objectives. In accordance with the Company's equity compensation plans, the Compensation Committee may grant stock options, restricted stock awards, or restricted stock units.

In early 2011, the Compensation Committee approved a 3-year share appreciation program (the "SAP"), a cash-based performance unit program designed to align the long-term interests of shareholders and executives through risk management and the achievement of earnings growth and stock price appreciation. Performance grants were to be awarded annually, with the number of annual units actually granted depending upon the level of achievement of the performance objectives for the performance year.

Due to stock market volatility, the accounting for the SAP proved to be challenging and would have resulted in deferring more of the expense until the end of the performance period. As a result, the Compensation Committee approved a replacement program to the SAP (the "Replacement Program") in late 2011. The Replacement Program replaced the cash-based feature of the SAP with a 3-year stock option incentive program. The potential total maximum stock option grants available under the Replacement Program for each participant are divided equally into thirds over the 3-year Replacement Program period and include maximum potential annual grants of 23,333 shares for Mr. Ho, and 15,000 shares each for Messrs. Lucien and Rossi, and Ms. Sellers. Mr. Hamano did not participate in the SAP or the Replacement Program. The stock option grants in 2011 were service-based awards.

The stock option grants in 2012 were service- and performance-based and the performance objectives for 2012 established by the Compensation Committee were as follows: (a) positive net income for the fiscal year ended December 31, 2012 and (b) either (i) return on assets, (ii) return on equity, or (iii) stock price to book ratio vs. peers for the 2012 fiscal year falling within the top two quartiles of the 2012 Regional Bank Index or the 2012 U.S. Bank Index, which were selected as effective measures of company financial performance. Stock options under the Replacement Program are issued under the Bank of Hawaii Corporation 2004 Stock and Incentive Compensation Plan (the "2004 Stock and Incentive Compensation Plan").

The amount of long-term incentive grant awards under the 2004 Stock and Incentive Compensation Plan is subjectively determined, taking into account position and job responsibilities, individual performance, Company performance, future potential contributions to the Company, internal pay parity, and market survey data. In addition, the Compensation Committee may review additional factors to determine the size, frequency and type of long-term incentive grants. These factors may include the tax consequences of the grants to the individual and the Company, accounting impact, potential dilutive effects, potential future stock values and the number of shares remaining available for issuance under the Company's equity incentive plan.

The terms and conditions of awards under the 2004 Stock and Incentive Compensation Plan, including the amount, measurement, vesting and payment of such awards, may be conditioned upon certain performance measures and are determined at the discretion of the Compensation Committee. In the case of awards that are intended to comprise qualified performance-based compensation to covered employees under Section 162(m) of the Internal Revenue Code, the performance measures utilized met the deductibility requirements of Section 162(m) of the Internal Revenue Code. Restricted stock or restricted stock unit awards generally vest based on achievement of one or more performance goals, length of service or both. The performance objectives for 2012 as established by the Compensation Committee were as follows: positive net income for the fiscal year ended December 31, 2012 and return on assets, return on equity, or stock price to book ratio vs. peers for the 2012 fiscal year falling within the top two quartiles of the 2012 Regional Bank Index or the 2012 U.S. Bank Index, which were selected as effective measures of company financial performance. The discussion under "Grants of Plan-Based Awards" and the footnotes to the "Outstanding Equity Awards at Fiscal Year-End" table disclose the details of the performance criteria that have been used for recent equity awards made to named executive officers.

The Compensation Committee believes that significant ownership of our common stock by our executives directly aligns their interest with those of our shareholders and also helps balance the incentives for risk-taking inherent in equity-based awards. Under the Company's executive stock ownership guidelines, the CEO should own Company common stock having a market value equal to at least five times base salary, vice chairmen should own Company stock having a market value equal to at least two times base salary, and senior executive vice presidents should own Company common stock having a market value equal to at least 1.5 times base salary. Stock ownership includes the value of vested stock options, restricted stock, stock units from qualified plans, and other stock held by the executive. The guidelines provide that the CEO comply with the stock ownership levels within five years of the date that they are hired or promoted to such position within the Company; for all other named executive officers the attainment period is three years. As of December 31, 2012, all of the named executive officers satisfied the stock ownership guidelines.

Nonqualified Deferred Compensation

The Compensation Committee has adopted the Bank of Hawaii Corporation Executive Deferred Compensation Program (the "Deferred Compensation Program"), a program that offers senior management (including the named executive officers) the ability to defer up to 80% of base salary and/or 100% of incentive amounts under the Executive Incentive Plan in order to allow executives to defer, along with the receipt of such incentive amounts, the income tax liability on such amounts (including any appreciation in value as a result of the deemed investment of such amounts) until payment. This program allows participants to manage their cash flow and estate planning needs.

The Company also maintains the Bank of Hawaii Retirement Savings Excess Benefit Plan (the "Excess Plan"), a nonqualified supplemental retirement benefits plan that compensates participants for benefits that would otherwise be payable under the Company's Retirement Savings Plan but for certain Internal Revenue Code ("IRC") limitations. The Compensation Committee believes that this plan is important to ensure equitability in retirement funding amounts between those that fall below and above the IRC limitations.

Benefits under the Deferred Compensation Program and the Excess Plan are not directly tied to specific Company performance. The value of these programs is viewed independently by the Compensation Committee from the other pay elements. Gains from longer-term incentives are not included in the determination of nonqualified deferred compensation benefits.

Health, Retirement, Perquisites and Other Compensation

Executive officers are eligible to participate in health and insurance plans, retirement plans, and other benefits generally available to full-time employees. This is consistent with our belief in offering employees basic health and retirement benefits that are competitive in our markets. The retirement programs assist our employees in planning for their retirement income needs. Benefits under our qualified health and retirement plans are not directly tied to specific Company performance. The Compensation Committee regularly reviews the value of benefits. Our employees who meet service requirements are eligible to participate in the Company sponsored Retirement Savings Plan, a tax-qualified defined contribution pension plan. We believe that ongoing perquisites should be limited in scope and value.

Employment Agreements

The Company does not generally have employment agreements with its executives. However, the Compensation Committee has from time to time entered into such agreements with certain of its executives as an incentive to the executive to stay with the Company for a specified period of time. In 2010, with the transition in the Company's leadership, a Retention Agreement for Mr. Lucien was implemented. The terms of the Retention Agreement included: (i) an annual base salary and benefits through January 31, 2013; (ii) participation in the Executive Incentive Plan for calendar years 2010, 2011, and 2012; (iii) participation in the 2010 Cash for Equity Program; and (iv) participation in employee benefit plans, to the extent he was eligible to do so by their terms. In early 2012, the Retention Agreement with Mr. Lucien was amended to extend the separation date to January 31, 2014, to conform other terms to the extended date and, additionally authorizing his participation in the Company's equity-based compensation programs. If Mr. Lucien performs his duties to the Company's satisfaction through January 31, 2014, he will receive a Retention Payment of $425,000. If he voluntarily terminates his employment, he will receive only salary and vested benefits through the effective date of his termination. If Mr. Lucien is terminated for "cause", he will forfeit all monetary consideration under the Retention Agreement not paid to him as of the termination date.

On July 20, 2012, Mr. Hamano entered into an Employment Agreement with the Company providing for (i) an annual base salary and benefits; (ii) participation in employee benefit plans, to the extent he is eligible to do so by their terms; (iii) participation in the Executive Incentive Plan for calendar years 2012 and 2013; (iv) a $250,000 cash bonus payable within 60 days after January 31, 2013; (v) a grant of 10,870 restricted shares of the Company which vests on January 31, 2014, provided that Mr. Hamano is employed by the Company through the January 31, 2014 vesting date and that Company performance objectives relating to the Company's return on assets, return on equity or stock price to book value ratio are achieved; and (vi) a severance payment of $450,000 in the event of a Company initiated separation on or after January 31, 2014.

Change In Control

The Compensation Committee believes that an essential component to protecting and enhancing the best interests of the Company and its shareholders is to provide for the protection of its executive team in the event of a change in control of the Company. Change in control benefits play an important role in attracting and retaining key executives. The payment of such benefits ensures a smooth transition in management following a change in control by giving an executive the incentive to remain with the Company through the transition period, and, in the event the executive's employment is terminated as part of the transition, by compensating the executive with a degree of financial and personal security during a period in which he or she is likely to be unemployed.

The Change in Control Retention Plan (the "Retention Plan"), provides benefits only in the event that a participant's employment is terminated by the Company without cause or by the participant for "good reason" within 24 months following a change in control. The Compensation Committee believes that this encourages executives to remain with the Company upon a change in control. The key provisions of the Retention Plan for Vice Chairmen and above are:

- Severance benefit - a "two times base salary and bonus" payment which is payable in the month following termination of employment.
- Payment for non-competition - an additional "one times base salary and bonus" payment that is payable only if the executive complies with the 12-month non-competition restrictions specified under the Retention Plan.
- In addition to non-competition restrictions, the Retention Plan imposes non-disclosure, non-solicitation and non-disparagement restrictions on participants.

In 2009, the Company amended the Retention Plan to limit any payment or benefit under the plan to an amount that would not be subject to Excise Tax even if the benefits would be substantially eliminated as a result of this limit, and to eliminate any tax gross up payments to executives in connection with any payment or benefit under the Retention Plan. The terms of the Company's 2004 Stock and Incentive Compensation Plan provide for full acceleration of vesting of restricted stock, restricted stock units, and stock options upon the occurrence of a change in control of the Company. We believe that it is generally appropriate to fully vest equity and incentive-based awards to employees in a change in control transaction because such a transaction may often cut short or reduce the employee's ability to realize value with respect to such awards. Similarly, the Executive Incentive Plan provides that incentive awards will, upon a change in control of the Company, be prorated as though the applicable performance period ended on the change in control date and will be calculated as an amount equal to two times a participant's incentive allocation for the prorated performance period.

Each of the named executive officers participates in the Retention Plan. See the discussion under "Change in Control, Termination, and Other Arrangements" on page 39 for additional information.

Tax Considerations

Section 162(m) of the IRC limits the deductibility of compensation paid to certain executive officers in excess of $1,000,000, but excludes "performance-based compensation" from this limit. In 2012, no compensation paid to our executive officers exceeded the deductibility limit.

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation paid to or earned by our named executive officers for each of the fiscal years indicated.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Peter S. Ho	2012	675,000	—	1,564,738	228,897	1,375,000	3,798	122,908	3,970,341
Chairman of the Board,	2011	680,768	—	75,039	244,369	950,000	1,174	103,859	2,055,209
Chief Executive Officer &	2010	673,078	—	1,282,450	—	750,000	586	85,474	2,791,588
President									
Kent T. Lucien	2012	382,500	—	575,980	147,150	455,000	—	66,836	1,627,466
Vice Chairman,	2011	385,768	—	42,548	157,097	395,000	—	64,280	1,044,693
Chief Financial Officer	2010	384,270	200,000	910,010	—	325,000	—	56,009	1,875,289
Mark A. Rossi.	2012	375,770	—	572,162	147,150	455,000	—	67,430	1,617,512
Vice Chairman, Chief	2011	354,000	—	39,018	157,097	395,000	—	63,475	1,008,590
Administrative Officer,	2010	364,616	200,000	776,185	—	325,000	—	60,225	1,726,026
General Counsel, &									
Corporate Secretary									
Mary E. Sellers.	2012	330,769	—	566,913	147,150	420,000	9,808	50,009	1,524,649
Vice Chairman,	2011	308,615	—	34,038	157,097	360,000	19,638	44,155	923,543
Chief Risk Officer	2010	331,461	200,000	776,185	—	290,000	3,988	40,959	1,642,593
Wayne Y. Hamano,.	2012	310,097	200,000	503,607	—	325,000	5,237	66,100	1,410,041
Vice Chairman,									
Chief Commercial Officer									

(1) Messrs. Ho and Lucien received no fees or compensation for their services on the Board of Directors.

(2) Mr. Hamano's 2012 bonus was in recognition of his exemplary performance and leadership. Messrs. Lucien, Rossi, and Ms. Sellers participated in the Cash for Equity Program in 2010. In 2008, the Company approved a Cash for Equity Program to augment equity-based compensation. The goals of the Program were to facilitate stock accumulation, simplify compensation and foster long-term employment by encouraging participants to use the cash to purchase the Company's common stock.

(3) This column represents the aggregate grant date fair value of restricted stock granted to each of the named executive officers in accordance with Accounting Standards Codification ("ASC") Topic 718, "Compensation - Stock Compensation." Restricted stock awards are valued at the closing price of the Company's common stock on the date of grant.

(4) This column represents the aggregate grant date fair value of stock options granted to the named executive officers in accordance with ASC 718. The fair value of each stock option award was estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in determining the grant date fair value for share-based compensation are described in the Company's 2012 Annual Report on Form 10-K in Note 15, Share-Based Compensation.

(5) All amounts reported under this column relate to awards earned under the Executive Incentive Plan.

(6) Messrs. Ho and Hamano and Ms. Sellers are the only named executive officers who are participants under the Employees' Retirement Plan of Bank of Hawaii, which was frozen at the end of 1995.

(7) The All Other Compensation Table that follows provides additional detail regarding the amounts in this column.

ALL OTHER COMPENSATION TABLE

The following table sets forth a breakdown of All Other Compensation paid to or earned by our named executive officers for each of the fiscal years indicated.

		Bank of Hawaii Retirement Savings Plan 401(k) Matching Contribution ($)(1)	Bank of Hawaii Value Sharing Funding ($)(2)	Bank of Hawaii Excess Plan Value Sharing Funding ($)(3)	Bank of Hawaii Retirement Savings Plan Company Fixed Contribution ($)(4)	Bank of Hawaii Excess Plan Company Fixed Contribution ($)(5)	Term Life Insurance ($)(6)	Other Compensation ($)(7)	Total All Other Compensation ($)
Peter S. Ho	2012	10,000	6,980	38,391	7,500	41,250	—	18,787	122,908
	2011	9,800	6,206	30,037	7,350	35,573	1,062	13,831	103,859
	2010	9,800	6,101	21,866	7,350	26,342	1,080	12,935	85,474
Kent T. Lucien	2012	10,000	6,980	14,728	7,500	15,825	—	11,803	66,836
	2011	9,800	6,206	11,798	7,350	13,973	1,754	13,399	64,280
	2010	9,800	6,101	6,157	7,350	7,418	1,703	17,480	56,009
Mark A. Rossi	2012	10,000	6,980	14,540	7,500	15,623	—	12,787	67,430
	2011	9,800	6,206	10,994	7,350	13,020	2,435	13,670	63,475
	2010	9,800	6,101	8,357	7,350	10,068	2,475	16,074	60,225
Mary E. Sellers. . . .	2012	10,000	6,980	12,306	7,500	13,223	—	—	50,009
	2011	9,800	6,206	8,957	7,350	10,608	1,234	—	44,155
	2010	9,800	6,101	7,681	7,350	9,254	773	—	40,959
Wayne Y. Hamano .	2012	10,000	6,980	14,661	7,500	15,753	—	11,206	66,100

(1) This column represents the Company match of an individual's salary deferral contributions to the Retirement Savings Plan, a qualified defined contribution pension plan, subject to the Internal Revenue Code prescribed limit (which in 2012 was limited to $250,000 of eligible compensation), and is available to all eligible employees. The Company makes a matching contribution of $1.25 for each dollar of employee contribution up to 2% of eligible compensation, and a $0.50 matching contribution for every dollar of employee contribution above 2% and up to 5% of eligible compensation.

(2) For 2012, the total profit-sharing funding, or "Value Sharing Funding," equaled 2.79% of eligible compensation. The funding is allocated in the following manner and made available to all eligible employees: 1) a portion of the funding is allocated in cash, 2) to the extent permitted by IRS ($250,000 in 2012) and Plan provisions, a portion is contributed to the Retirement Savings Plan ("Plan"), and 3) if an employee's contribution to the Plan is limited by IRS regulations or Plan provisions, the excess portion is contributed to the Retirement Savings Excess Benefit Plan (column 3). Column 2 represents the sum of the cash portion and the portion contributed to the Plan. For 2012, the cash portion was $1,230 for all named executive officers. The cash portion is based upon a formula using 80% of the Social Security wage maximum and is available to all eligible employees. The Social Security wage maximum was $110,100 in 2012. The value sharing amount contributed to the Plan for all named executive officers was $5,750 in 2012.

(3) If an employee's contribution to the Plan is limited by IRS regulations or Plan provisions, the excess portion is distributed to the Retirement Savings Excess Benefit Plan and is reflected in this column.

(4) For 2012, the Company's Fixed Contribution to the Retirement Savings Plan equaled 3% of eligible compensation, subject to the same Internal Revenue Code prescribed limits, and is available to all eligible employees.

(5) For 2012, the Company's Fixed Contribution to the Retirement Savings Plan equaled 3% of eligible compensation. This column represents the Company's Fixed Contribution in excess of the Internal Revenue Code prescribed limits that is paid into the Excess Plan, and is available to all eligible employees.

(6) This column includes the portion of life insurance premiums paid by the Company. The beneficiaries on these insurance policies are named by each named executive officer.

(7) For 2012, this column includes the value of perquisites for Messrs. Ho, Lucien, Rossi, and Hamano, which include club membership dues, car services, spouse travel, and home security for Mr. Ho.

NONQUALIFIED DEFERRED COMPENSATION

Executive Deferred Compensation Program

The Company's Executive Deferred Compensation Program (the "Deferred Compensation Program") is a nonqualified deferred compensation plan that allows senior management (including the named executive officers) to defer up to 80% of their base salary earned for a specified year through the Executive Base Salary Deferral Plan (the "Salary Deferral Plan"), and to defer up to 100% of incentive payments under the Executive Incentive Plan. In 2012, no named executive officer deferred amounts under the Deferred Compensation Program.

A participant is always 100% vested in his or her deferred amounts. Deferred amounts under the Deferred Compensation Program are subject to adjustment for appreciation or depreciation in value based on hypothetical investments in one or more investment funds or vehicles permitted by the Compensation Committee and chosen by the participant. A participant's deferred amounts are generally payable beginning on the earliest to occur of the following: (a) a specified time chosen by the participant, or if none, the date that is six months following a separation from service, (b) the participant's death, (c) the participant's disability or (d) an "unforeseeable emergency" (generally, a severe financial hardship resulting from the illness of the participant or his or her spouse or dependent, or other extraordinary and unforeseeable circumstances arising from events beyond the control of the participant). Distributions in the event of an unforeseeable emergency are subject to restrictions and are limited to an amount that is reasonably necessary to satisfy the emergency need. For distributions upon a separation from service or at a specified time chosen by a participant, the participant may choose to receive deferred amounts as a lump sum cash payment or in annual installments over a period not to exceed five years. The amount of each installment will be calculated using the "declining balance method," under which each installment payment is determined by dividing a participant's aggregate unpaid balance by the remaining years in the payment period. For distributions resulting from all other events, payment will be made as a lump sum cash payment.

The Company's obligations with respect to deferred amounts under the Salary Deferral Plan and the Executive Incentive Plan are payable from its general assets, although the Company has established a rabbi trust to assist it in meeting its liabilities under the plans. The assets of the trust are at all times subject to the claims of the Company's general creditors.

Retirement Savings Excess Benefit Plan

The Retirement Savings Excess Benefit Plan (the "Excess Benefit Plan") is a nonqualified supplemental retirement benefits plan that compensates participants for the amount of benefits that would otherwise be payable under the Company's Retirement Savings Plan but for limitations under Internal Revenue Code Sections 415 and 401(a)(17) as to the amount of annual contributions to, and annual benefits payable under, the Retirement Savings Plan. A participant's accrued benefits under the Excess Benefit Plan are hypothetically invested in one or more funds permitted by the Plan and chosen by the participant, and are adjusted for appreciation or depreciation in value attributable to such hypothetical investments.

For an individual who first becomes a participant in the Excess Benefit Plan after May 19, 2006, the plan provides that benefits are payable upon a separation from service according to a distribution schedule that is determined by reference to the total amount accrued for the individual under the plan. A participant with:

- $100,000 or less in deferred amounts will receive a lump sum payment six months after separation from service;
- more than $100,000 but no more than $300,000 in deferred amounts will receive distributions in two installments;
- more than $300,000 but no more than $500,000 in deferred amounts will receive distributions in three installments; and
- more than $500,000 in deferred amounts will receive distributions in five installments.

In each case, the first installment will be paid on the first day of the seventh month following separation from service and subsequent installments will be paid in each subsequent January. An individual who first became a participant in the Excess Benefit Plan on or prior to May 19, 2006 will receive benefits upon the participant's separation from service and may have elected to be paid as follows: (a) according to the distribution schedule applicable to individuals who become participants after May 19, 2006, (b) in a lump sum on the first day of the seventh month following separation from service, or

(c) in annual installments (not to exceed five) commencing on the first day of the seventh month following separation from service or commencing on an anniversary of the participant's separation from service (not later than the fifth anniversary). The amount of each installment will be calculated using the declining balance method. If a participant dies prior to the full distribution of his or her deferred amounts, any unpaid amounts remaining will be distributed in a lump sum.

The Company's obligations under the Excess Benefit Plan are payable from its general assets, although the Company has established a rabbi trust to assist it in meeting its liabilities under the Plan. The assets of the trust are at all times subject to the claims of the Company's general creditors.

Set forth below is information regarding the amounts deferred by or for the benefit of the named executive officers in 2012.

NONQUALIFIED DEFERRED COMPENSATION TABLE FOR 2012

Name	Executive Contributions In Last Fiscal Year ($)(1)	Registrant Contributions In Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals or Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year-End ($)(3)
Peter S. Ho	—	79,641	7,015	—	349,013
Kent T. Lucien	—	30,553	5,923	—	311,569
Mark A. Rossi	—	30,163	2,216	—	96,053
Mary E. Sellers	—	25,529	2,814	—	128,435
Wayne Y. Hamano	—	30,414	2,169	—	98,994

(1) During 2012, none of the named executive officers deferred any compensation under the Deferred Compensation Program. The table below shows the Vanguard funds deemed available for selection by participants under the Deferred Compensation Program and their annual rate of return for the calendar year ended December 31, 2012, as reported by the administrator of the Deferred Compensation Program.

Name of Fund	Rate of Return	Name of Fund	Rate of Return
500 Index Fund Inv	15.82%	Target Retirement 2020	12.35%
Emerging Markets Stock Index Inv	18.64%	Target Retirement 2025	13.29%
Explorer Fund Investor	14.89%	Target Retirement 2030	14.24%
Growth Equity Fund	14.99%	Target Retirement 2035	15.16%
High-Yield Corp Fund Inv	14.36%	Target Retirement 2040	15.56%
International Growth Inv	20.01%	Target Retirement 2045	15.58%
Mid-Cap Growth Fund	14.84%	Target Retirement 2050	15.58%
Mid-Cap Index Fund Inv	15.80%	Target Retirement 2055	15.58%
Prime Money Market Fund	0.04%	Target Retirement 2060	**
Selected Value Fund	15.25%	Target Retirement Income	8.23%
Short-Term Federal Inv	1.44%	Total Bond Market Index Inv	4.05%
Small-Cap Index Fund Inv	18.04%	Wellington Fund Inv	12.57%
Target Retirement 2010	10.12%	Windsor Fund Investor	20.78%
Target Retirement 2015	11.37%		

** Fund is less than one year old - no return data.

(2) These amounts represent Excess Benefit Plan contributions by the Company for fiscal year 2012 which were paid in 2013 and accordingly are not included in the Aggregate Balance at Last Fiscal Year-End column. See columns 3 and 5 of the "All Other Compensation Table" for additional details.

(3) A portion of each amount listed in this column has been reported in the "Summary Compensation Table" in prior years' proxy statements and the years in which the named executive officer appeared in these prior proxy statements. The amounts previously reported are as follows: Mr. Ho, $288,741; Mr. Lucien, $42,415; Mr. Rossi, $60,917; and Ms. Sellers, $71,958.

GRANTS OF PLAN-BASED AWARDS IN 2012

The following table summarizes the equity-based awards granted in 2012 to the named executive officers in the Summary Compensation Table.

Name	Type of Award (1)	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(2) (3)	Maximum (#)(2)(3)				
Peter S. Ho	SRS	1/20/12	—	—	—	—	—	—	1,670 (4)	—	—	79,692
	PRS	1/20/12	—	—	—	—	31,120	31,120	—	—	—	1,485,046
	PSO	1/20/12	—	—	—	—	23,333	23,333	—	—	47.72	228,897
Kent T. Lucien.....	SRS	1/20/12	—	—	—	—	—	—	950 (5)	—	—	45,334
	PRS	1/20/12	—	—	—	—	11,120	11,120	—	—	—	530,646
	PSO	1/20/12	—	—	—	—	15,000	15,000	—	—	47.72	147,150
Mark A. Rossi.....	SRS	1/20/12	—	—	—		—	—	870 (4)	—	—	41,516
	PRS	1/20/12	—	—	—		11,120	11,120	—	—	—	530,646
	PSO	1/20/12	—	—	—	—	15,000	15,000	—	—	47.72	147,150
Mary E. Sellers	SRS	1/20/12	—	—	—	—	—	—	760 (4)	—	—	36,267
	PRS	1/20/12	—	—	—	—	11,120	11,120	—	—	—	530,646
	PSO	1/20/12	—	—	—	—	15,000	15000	—	—	47.72	147,150
Wayne Y. Hamano..	PRS	7/20/12	—	—	—	—	10,870	10,870	—	—	—	503,607

(1) Type of Award:

SRS - Service-Based Restricted Stock
PRS - Performance-Based Restricted Stock
PSO - Performance-Based Stock Options

(2) Performance-based restricted stock was granted, of which one third are Service Shares, one third are First Tier Shares, and one third are Second Tier Shares, which vests in one third increments on February 28, 2013, December 31, 2013, and December 31, 2014, provided service and performance criteria are met. Each of the restricted share components vests provided the grantee remains an employee of the Company through each respective vesting date and the Company achieved positive net income in 2012. The First Tier Shares vest provided the Company's return on assets, or return on equity, or stock price to book ratio falls within the top two quartiles of the 2012 Regional Bank Index or the 2012 U.S. Bank Index that has been designated by the Compensation Committee. The Second Tier Shares vest provided the Company's return on assets, or return on equity, or stock price to book ratio falls within the top quartile of the 2012 Regional Bank Index or the 2012 U.S. Bank Index that has been designated by the Compensation Committee.

(3) Pursuant to the Replacement Program described on page 29, performance-based stock options were granted, of which one third are Service Shares, one third are First Tier Shares, and one third are Second Tier Shares, which vests on February 28, 2013, provided service and performance criteria are met. The Service Shares vest provided the grantee remains an employee of the Company through December 31, 2012 and the Company has achieved positive net income for 2012. The First Tier Shares vest provided the Company's return on assets, return on equity, or stock price to book ratio falls within the top two quartiles of the 2012 Regional Bank Index or the 2012 U.S. Bank Index that has been designated by the Compensation Committee. The Second Tier Shares vest provided the Company's return on assets, return on equity, or stock price to book ratio compared to peer banks falls within the top quartile of the 2012 Regional Bank Index or the 2012 U.S. Bank Index that has been designated by the Compensation Committee.

(4) In lieu of a portion of their base salary, restricted stock was granted which vests 20% per year for five years on the last business day in January beginning January 31, 2013, provided the grantee remains an employee of the Company through each respective vesting date.

(5) In lieu of a portion of his base salary, Mr. Lucien was granted restricted stock which vests 20% on January 31, 2013, and 80% on January 31, 2014 provided he remains an employee of the Company through each respective vesting date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents a summary of unexercised stock options and restricted stock awards held as of December 31, 2012 by the named executive officers in the Summary Compensation Table.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(4)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)**
Peter S. Ho......	54,919	—	—	50.72	12/16/15	1,241 (2)	54,666	—	—
	23,333	—	—	42.22	11/18/21	1,670 (3)	73,564	—	—
	—	—	23,333	47.72	1/20/22	—	—	31,120 (5)	1,370,836
Kent T. Lucien...	2,191	—	—	54.31	4/28/16	704 (2)	31,011	11,120 (5)	489,836
	15,000	—	—	42.22	11/18/21	950 (3)	41,848	5,667 (6)	249,631
	—	—	15,000	47.72	1/20/22	—	—	—	—
Mark A. Rossi ...	15,000	—	—	42.22	11/18/21	645 (2)	28,412	11,120 (5)	489,836
	—	—	15,000	47.72	1/20/22	870 (3)	38,324	4,833 (6)	212,894
Mary E. Sellers ..	9,500	—	—	32.89	4/28/13	563 (2)	24,800	11,120 (5)	489,836
	21,490	—	—	50.72	12/16/15	760 (3)	33,478	4,833 (6)	212,894
	15,000	—	—	42.22	11/18/21	—	—	—	—
	—	—	15,000	47.72	1/20/22	—	—	—	—
Wayne Y. Hamano	4,776	—	—	50.72	12/16/15	—	—	10,870 (7)	478,824

(1) The stock options in this column had a vesting date of February 28, 2013, subject to performance-based vesting conditions. On February 28, 2013, all stock options in this column vested.

(2) These shares of restricted stock vest based on service conditions. A total of 1,318 shares vested for named executive officers on January 31, 2013. Future vesting dates are January 31, 2014, January 31, 2015, and January 31, 2016 or the next business day if the vesting date falls on a weekend or holiday.

(3) These shares of restricted stock vest based on service conditions. A total of 850 shares vested for named executive officers on January 31, 2013. Future vesting dates are January 31, 2014, January 30, 2015, January 29, 2016, and January 31, 2017.

(4) The amounts in these columns are based on the closing stock price of Bank of Hawaii Corporation's common stock on December 31, 2012 of $44.05.

(5) These are performance-based restricted stock. A total of 21,498 shares vested for named executive officers on February 28, 2013. Future vesting dates are December 31, 2013 and December 31, 2014.

(6) These are performance-based restricted stock. All restricted shares vested on January 31, 2013.

(7) These are performance-based restricted stock grants which vests on January 31, 2014.

OPTION EXERCISES AND STOCK VESTED IN 2012

The following table includes values realized for stock options exercised, the vesting of restricted stock, and the payouts on performance-based restricted stock units in 2012. For further information on the vesting criteria for these restricted stock awards see the table "Outstanding Equity Awards At Fiscal Year-End."

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Peter S. Ho	2,916	56,483	15,311	700,019
Kent T. Lucien	—	—	6,780	309,982
Mark A. Rossi	—	—	6,015	275,174
Mary E. Sellers	4,000	77,480	6,734	308,195
Wayne Y. Hamano	5,142	59,184	566	26,036

(1) Value determined by subtracting the exercise price per share from the market value per share of our common stock on the date of exercise and multiplying the difference by the number of shares acquired on exercise.

(2) Value determined by multiplying the number of vested shares by the closing market price per share of our common stock on the vesting date, or on the next business day in the event the vesting date was not on a business day.

EQUITY COMPENSATION PLAN INFORMATION

The following table contains information with respect to all of the Company's compensation plans (including individual compensation arrangements) under which securities are authorized for issuance as of December 31, 2012.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (#)(A)	Weighted average exercise price of outstanding options, warrants and rights ($)(B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(A)) (#)(C)
Equity compensation plans approved by security holders	1,085,941	44.17	2,775,725

PENSION BENEFITS

The Employees' Retirement Plan of Bank of Hawaii (the "Retirement Plan") provides retirement benefits for eligible employees based on the employee's years of service and average annual salary during the 60 consecutive months resulting in the highest average salary (excluding overtime, incentive plan payouts, and discretionary cash awards). The Retirement Plan was frozen as of December 31, 1995, except that for the five-year period commencing January 1, 1996, benefits for certain eligible participants were increased in proportion to the increase in the participant's average annual salary. As of December 31, 2000, the benefits under the Retirement Plan were completely frozen and not subject to increase for any additional years of service or increase in average annual salary. Mr. Ho, Ms. Sellers, and Mr. Hamano are the only named executive officers who are participants in the Retirement Plan. A summary of their benefits are listed below:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Peter S. Ho	Employees' Retirement Plan of Bank of Hawaii	2	10,016	—
Mary E. Sellers	Employees' Retirement Plan of Bank of Hawaii	7	69,671	—
Wayne Y. Hamano	Employees' Retirement Plan of Bank of Hawaii	3	36,595	—

CHANGE IN CONTROL, TERMINATION, AND OTHER ARRANGEMENTS

Bank of Hawaii's Change in Control Retention Plan (the "Retention Plan") provides a participant with benefits in the event that the participant's employment is terminated by the Company without cause or by the participant for "good reason" within 24 months following a change in control of the Company. All of the current named executive officers are participants in the Retention Plan. Two levels of benefits are payable to participants in the Retention Plan, with executives holding the position of Vice Chairman or above being eligible for the higher tier of benefits. Messrs. Ho, Lucien, Rossi, and Hamano, and Ms. Sellers are eligible for the higher tier of benefits (described in the table below). In consideration of the benefits payable under the Retention Plan, participants are, for 12 months following termination of employment, subject to non-disclosure, non-competition (generally with respect to any other financial institution doing business in Hawaii), non-solicitation of business and employees, and non-disparagement restrictions.

In 2009, the Company amended the Retention Plan to limit any payment or benefit under the plan to an amount that would not be subject to Excise Tax even if the benefits would be substantially eliminated as a result of this limit, and to eliminate any tax gross up payments to executives in connection with any payment or benefit under the Plan.

Under the Retention Plan, a "change in control" will be deemed to have occurred if:

- any person or group becomes the beneficial owner of 25% or more of the combined voting power of the Company's securities that are entitled to vote for the election of directors;
- a reorganization, merger or consolidation of the Company or the sale of substantially all of its assets occurs (excluding a transaction in which beneficial owners of the Company immediately prior to the transaction continue to own more than 60% of the total outstanding stock of the resulting entity and of the combined voting power of the entity's securities that are entitled to vote for the election of directors); or
- individuals who constituted the Board of Directors as of April 30, 2004 cease to constitute a majority of the Board, including as a result of actual or threatened election contests or through consents by or on behalf of a party other than the Board (but disregarding directors whose nomination or election was approved by at least a majority of the directors as of April 30, 2004 or other directors approved by them).

A participant is deemed to have "good reason" if one or more of the following occur after a change in control without the participant's written consent:

- a material reduction in the participant's base salary, authority, duties or responsibilities, or in the budget over which the participant has authority;
- a material reduction in the authority, duties or responsibilities of the participant's supervisor;
- the participant is required to relocate to a different Hawaiian Island for employment or to a place more than 50 miles from the participant's base of employment immediately prior to the change in control; or
- any other action or inaction that constitutes a material breach by the Company of the Retention Plan or the participant's employment agreement.

The terms of the Company's 2004 Stock and Incentive Compensation Plan provide for full acceleration of vesting of restricted stock, restricted stock units, and stock options upon the occurrence of a change in control of the Company. Similarly, the Executive Incentive Plan provides that incentive awards will, upon a change in control of the Company, be prorated as though the applicable performance period ended on the change in control date, and will be calculated as an amount equal to two times a participant's incentive allocation for the prorated performance period.

The table below sets forth the benefits that would have been payable to each of the named executive officers had a qualifying termination occurred under the terms of the Retention Plan or plans with change in control provisions on December 31, 2012.

	Base Salary and Bonus Payment(1)(8)	Executive Incentive Plan Payment(2)(8)	Health Benefits(3)	Outplacement (4)	Relocation Payment(5)	Acceleration of Restricted Stock(6)(8)	Non-competition Payment(7)	Total
Peter S. Ho.	$3,000,000	$1,350,000	$44,683	$22,661	$150,000	$1,499,066	$1,500,000	$7,566,410
Kent T. Lucien.	$1,530,000	$612,000	$37,800	$22,661	$150,000	$562,695	$765,000	$3,680,156
Mark A. Rossi	$1,326,000	$540,400	$29,788	$22,661	$150,000	$556,572	$663,000	$3,288,421
Mary E. Sellers	$1,159,400	$477,400	$29,788	$22,661	$150,000	$548,114	$579,700	$2,967,063
Wayne Y. Hamano. .	$1,105,000	$455,000	$44,683	$22,661	$150,000	$478,824	$552,500	$2,808,668

(1) Under the Retention Plan, participants who hold the position of Vice Chairman or above would be entitled to the sum of (a) two times the participant's highest annual base salary in the three fiscal years preceding termination of employment (the "Highest Base Salary"), and (b) two times the product of the participant's annual bonus target percentage under the Executive Incentive Plan in the year of termination and the participant's Highest Base Salary. Amounts would be payable in a lump sum in the month following termination unless the participant is a "key employee" as defined in Treasury Regulation Section 416(i)(1)(A)(i), (ii) or (iii), in which case amounts would be payable in a lump sum on the first day of the seventh month following termination.

(2) The Executive Incentive Plan provides that upon a change in control of the Company, a participant who would otherwise be entitled to a final award for a performance period ending after the date of the change in control will be entitled to an amount equal to two times the participant's annual bonus target percentage under the plan (calculated based on the participant's annualized salary), pro-rated to the number of months elapsed in the applicable performance period. The final award would be paid within ten days after the end of the shortened performance period.

(3) In lieu of Company-paid health benefits, Retention Plan participants who hold the position of Vice Chairman or above would be entitled to an amount equal to three times the cost of annual COBRA premiums for the medical, dental and vision plan coverage that was provided to the participant immediately prior to termination (or coverage provided to employees generally if the participant was not covered by the Company's health plans prior to termination). Amounts would be payable in a lump sum as described in (1) above.

(4) Under the Retention Plan, participants who hold the position of Vice Chairman or above would be entitled to reimbursement for outplacement expenses not to exceed $20,000 (adjusted for inflation after 2007).

(5) For participants who hold the position of Vice Chairman or above, the Retention Plan provides for reimbursement of reasonable moving expenses incurred by the participant within 24 months following a qualifying termination (to the extent not reimbursed by another employer). The maximum reimbursement for real estate transaction expenses shall not exceed $100,000 and the maximum reimbursement for all other reasonable moving expenses shall not exceed $50,000.

(6) Under the 2004 Stock and Incentive Compensation Plan, a change in control would accelerate the lapsing of restrictions applicable to any restricted stock, restricted stock units, and stock options granted under such plan.

(7) Under the Retention Plan, a participant who holds the position of Vice Chairman or above is eligible to receive an amount equal to the sum of (a) one times the participant's Highest Base Salary, and (b) the product of the participant's annual bonus target percentage under the Executive Incentive Plan in the year of termination and the participant's Highest Base Salary, provided that the participant refrains from competing against the Company (generally with respect to any other financial institution doing business in Hawaii) and also complies with the non-solicitation, non-disclosures and non-disparagement provisions of the plan for twelve months following the date of termination. The payment described in this section would be paid in a lump sum in the thirteenth month following termination.

(8) In 2009, the Company amended the Retention Plan to limit any payment or benefit under the plan to an amount that would not be subject to Excise Tax even if the benefits would be substantially eliminated as a result of this limit. Under the terms of the Retention Plan, if it is determined that any payment or benefit would be subject to Excise Tax, then the benefit payments will be reduced first from equity compensation and then from salary and bonus to the extent that the value of the reduced benefit payments will not be subject to any Excise Tax.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company to disclose late filings of reports of ownership (and changes in stock ownership) of Bank of Hawaii Corporation common stock by its directors and certain officers. To our knowledge, based on review of the copies of such reports received by the Company and the written representations of its directors and officers, the Company believes that all of its directors and officers complied timely with those filing requirements for 2012, with the exception of the Company filing:

- One late report for one transaction for each of S. Haunani Apoliona, Mary G.F. Bitterman, Mark A. Burak, Michael J. Chun, Clinton R. Churchill, David A. Heenan, and Martin A. Stein; and

- Two late reports for two transactions for each of Robert Huret, Donald M. Takaki, Barbara J. Tanabe, and Robert Wo.

In each such case, the late filings were a result of administrative errors and the reports were promptly filed with the SEC when the errors were discovered.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has written ethics and business conduct policies and procedures to monitor and approve related party transactions, including procedures related to any loans the Company makes to executive officers and directors. The Company also conducts ethics training for its officers and directors. In accordance with applicable NYSE listing standards, each related party transaction is reviewed and evaluated by an appropriate group, generally the Audit & Risk Committee, to determine whether a particular relationship serves the best interest of the Company and its shareholders and whether the relationship should be continued. The Company also has adopted a written Code of Business Conduct and Ethics (the "Code") for all directors, officers and employees to address, among other topics, possible conflicts of interest, corporate opportunities, compliance responsibilities, and reporting and accountability. The Code stresses personal accountability. Directors, officers, or employees who become aware of conflicts of interest or are concerned that a conflict might develop are required to disclose the matter promptly.

In accordance with the applicable NYSE listing standards and the Code, any material transactions or relationships involving a director or executive officer that could reasonably be expected to give rise to a conflict of interest must be approved or ratified by the Audit & Risk Committee and a list of those approvals and ratifications must be submitted semi-annually to the Board of Directors. The Audit & Risk Committee approves or ratifies material transactions or relationships involving a director or executive officer based on the facts and circumstances of each case. In addition to self-reporting, information about potential conflicts of interest is obtained as part of the annual questionnaire process. In response to the annual Directors' and Officers' Questionnaire, each director and executive officer submits to the Corporate Secretary a description of any current or proposed related party transactions. These transactions are presented to the Audit & Risk Committee for review and approval or ratification.

The Company and its subsidiaries are also subject to extensive federal regulations regarding certain transactions, including banking regulations relating to the extension of credit by subsidiary banks to insiders, such as executive officers, directors and entities in which these individuals have specified control positions.

During 2012, the Company and its banking and investment subsidiaries engaged in transactions in the ordinary course of business with one or more of the Company's directors and executive officers, members of their immediate families, corporations and organizations of which one or more of them was a beneficial owner of 10% or more of a class of equity securities, certain of their associates and affiliates, and certain trusts and estates of which one or more of them was a trustee or beneficiary. All loans to such persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company, and did not involve more than the normal risk of collectability or present other unfavorable features.

Mr. Donald M. Takaki, a current director and director nominee is Chairman and Chief Executive Officer of HawkTree International, Inc. ("HawkTree") and its subsidiaries, Pacific Courier, Inc. ("PCI") and Island Movers, Inc. ("Island Movers"). PCI provides courier and ATM servicing/currency transportation services to the Company through two separate contracts, and Island Movers provides moving/relocation services to the Bank. In 2012, the Island Movers contract cost approximately $1,100. The PCI courier contract cost approximately $1,509,000 in 2012. The ATM servicing and currency transportation services contract cost approximately $3,127,000 in 2012. The above-mentioned transactions were made in the ordinary course of business and made on terms and conditions comparable to contracts with other customers not related to the Company. The Audit & Risk Committee has previously ratified and approved the contracts with PCI, Island Movers and HawkTree.

Mr. Raymond P. Vara, Jr., director nominee, is President and CEO for Hawaii Pacific Health ("HPH"), a non-profit health care system and Hawaii's largest health care provider with annual gross revenues in excess of $900,000,000. In 2012, the Company served as administrator of an HPH defined contribution plan and received fees for such services in the approximate amount of $220,000. In addition, the Company provided various banking services and received miscellaneous fees of approximately $25,000. Another Hawaii financial institution serves as HPH's primary bank and provides most of HPH's banking needs. The above-mentioned transactions were made in the ordinary course of business and made on terms and conditions comparable to contracts with other customers not related to the Company.

PROPOSAL 3: RATIFICATION OF SELECTION OF AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit & Risk Committee has selected Ernst & Young LLP as the Company's independent registered public accounting firm for 2013. The Board recommends that the shareholders ratify this selection. Ernst & Young LLP has been the Company's independent registered public accounting firm since its incorporation in 1971. We expect representatives of Ernst & Young LLP to attend the annual meeting. Ernst & Young LLP has indicated that they will have no statement to make but will be available to respond to questions. If this Proposal does not pass, the selection of the independent registered public accounting firm will be reconsidered by the Audit & Risk Committee.

The Board of Directors recommends a vote "FOR" the foregoing proposal.

ERNST & YOUNG LLP FEES

Ernst & Young LLP's fees for professional services rendered for 2012 and 2011 were as follows:

Service	2012	2011
Audit Fees	$ 1,323,555	$ 1,287,445
Audit-Related Fees	250,000	260,000
Tax Fees	31,499	34,060
All Other Fees	102,842	—
Total	$ 1,707,896	$ 1,581,505

Audit Fees

The Audit Fees for 2012 and 2011 represent fees for professional services rendered for the audit of the Company's annual consolidated financial statements, the review of our quarterly financial statements included in our Quarterly Reports on Form 10-Q, and the audit of our internal control over financial reporting. Audit fees also represent fees for professional services rendered for statutory and subsidiary audits.

Audit-Related Fees

The Audit-Related Fees for 2012 and 2011 represent fees for employee benefit plan audits, services with respect to Statement on Standards for Attestation Engagements ("SSAE") No. 16 related to the Company's trust operations, and other attestation reports.

Tax Fees

The Tax Fees for 2012 and 2011 represent fees for the preparation of expatriate tax returns and other tax advisory services.

All Other Fees

All other fees in 2012 represent fees for advisory services rendered for an analysis of the Company's FDIC assessments.

AUDIT & RISK COMMITTEE REPORT

As members of the Audit & Risk Committee, we review the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls and disclosure controls. In this context, we have met and held discussions with management and the independent registered public accounting firm. Management represented to us that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and we have reviewed and discussed the audited financial statements and related disclosures with management and the independent registered public accounting firm, including a review of the significant management judgments underlying the financial statements and disclosures.

The independent registered public accounting firm reports to us. We have sole authority to appoint and to terminate the engagement of the independent registered public accounting firm. As a matter of best practice, we submit the selection of the independent registered public accounting firm to shareholders for ratification.

We have discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board's ("PCAOB") Accounting Standard No. 16, "Communications with Audit Committees," including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, we have received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding communications with the audit committee concerning independence, and have discussed with the independent registered public accounting firm its independence from the Company and its management. In concluding that the independent registered public accounting firm is independent, we determined, among other things, that the audit and non-audit services provided by Ernst & Young LLP were compatible with its independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, the Audit & Risk Committee has adopted policies to avoid compromising the independence of the independent registered public accounting firm, such as prior committee approval of audit, non-audit, tax, and all other services, and required audit partner rotation.

We discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits, including internal control testing under Section 404 of the Sarbanes-Oxley Act of 2002. We met with our internal auditors and independent registered public accounting firm, with and without management present, and in private sessions with members of senior management to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. We also periodically met in executive session.

In reliance on the reviews and discussions referred to above, as members of the Audit & Risk Committee, we recommended to the Board of Directors (and the Board of Directors subsequently approved the recommendation) that the audited consolidated financial statements be included in the Company's annual report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission. We have also appointed the Company's independent registered public accounting firm, subject to shareholder ratification, for 2013.

As submitted by the members of the Audit & Risk Committee,

Clinton R. Churchill, Chairman
Robert Huret, Vice Chairman
Mary G. F. Bitterman
Mark A. Burak
Martin A. Stein

AUDIT & RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

On an annual basis, the Audit & Risk Committee pre-approves all auditing and permitted non-audit services to be provided by Ernst & Young LLP, except that the Audit & Risk Committee need not pre-approve any permitted non-audit services that meet the requirements of any de minimis exception established by SEC rules. The pre-approved list of services consists of audit services, audit-related services, and tax services. Any type of service that is not included on the pre-approved list of services must be specifically approved by the Audit & Risk Committee or its designee, the Committee Chairman, provided that any such pre-approval by the Committee Chairman is presented to the full Audit & Risk Committee at its next meeting. Any proposed service that is included on the list of pre-approved services but will cause the pre-approved fee level to be exceeded also requires specific pre-approval by the Audit & Risk Committee or its designee, the Committee Chairman, provided that any such pre-approval by the Committee Chairman is presented to the full Audit & Risk Committee at its next meeting.

All of the services provided by, and fees paid to, Ernst & Young LLP in 2012 were pre-approved by the Audit & Risk Committee, and there were no services for which the de minimis exception permitted in certain circumstances under SEC rules was utilized.

OTHER BUSINESS

The Board of Directors knows of no other business for consideration at the annual meeting. However, if other matters properly come before the meeting or any adjournment, the person or persons voting your shares pursuant to instructions by proxy card, telephone, or the Internet will vote as they deem in the best interests of Bank of Hawaii Corporation.

A copy of the Company's Annual Report on Form 10-K, including the related consolidated financial statements and schedules filed with the SEC, is available without charge to any shareholder who requests a copy in writing. Any exhibit to Form 10-K is also available upon written request at a reasonable charge for copying and mailing. Written requests should be made to the Corporate Secretary at 130 Merchant Street, Honolulu, Hawaii 96813.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from ________ to _________

Commission File Number 1-6887

BANK OF HAWAII CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	**99-0148992** (I.R.S. Employer Identification No.)
130 Merchant Street, Honolulu, Hawaii (Address of principal executive offices)	**96813** (Zip Code)

1-888-643-3888
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2012 (the last business day of the registrant's most recently completed second fiscal quarter), determined using the per share closing price on that date on the New York Stock Exchange of $45.95, was approximately $2,047,629,506. There was no non-voting common equity of the registrant outstanding on that date.

As of February 14, 2013, there were 44,868,440 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement relating to the 2013 Annual Meeting of Shareholders to be held on April 26, 2013, are incorporated by reference into Part III of this Report.

Bank of Hawaii Corporation
2012 Form 10-K Annual Report
Table of Contents

	Item Number		Page
Part I	Item 1.	Business	2
	Item 1A.	Risk Factors	8
	Item 1B.	Unresolved Staff Comments	14
	Item 2.	Properties	14
	Item 3.	Legal Proceedings	14
	Item 4.	Mine Safety Disclosures	14
Part II	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
	Item 6.	Selected Financial Data	17
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
	Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	54
	Item 8.	Financial Statements and Supplementary Data	55
	Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	113
	Item 9A.	Controls and Procedures	113
	Item 9B.	Other Information	115
Part III	Item 10.	Directors, Executive Officers and Corporate Governance	115
	Item 11.	Executive Compensation	115
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	115
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	115
	Item 14.	Principal Accounting Fees and Services	115
Part IV	Item 15.	Exhibits, Financial Statement Schedules	116
Signatures			119

Part I

Item 1. Business

General

Bank of Hawaii Corporation (the "Parent") is a Delaware corporation and a bank holding company ("BHC") headquartered in Honolulu, Hawaii.

The Parent's principal and only operating subsidiary, Bank of Hawaii (the "Bank"), was organized on December 17, 1897 and is chartered by the State of Hawaii. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") and the Bank is a member of the Federal Reserve System.

The Bank provides a broad range of financial services and products primarily to customers in Hawaii, Guam, and other Pacific Islands. References to "we," "our," "us," or "the Company" refer to the Parent and its subsidiaries that are consolidated for financial reporting purposes.

The Bank's subsidiaries include Bank of Hawaii Leasing, Inc., Bankoh Investment Services, Inc., and Pacific Century Life Insurance Corporation. The Bank's subsidiaries are engaged in equipment leasing, securities brokerage, investment services, and providing credit insurance.

We are organized into four business segments for management reporting purposes: Retail Banking, Commercial Banking, Investment Services, and Treasury and Other. See Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and Note 13 to the Consolidated Financial Statements for more information.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports can be found free of charge on our website at www.boh.com as soon as reasonably practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our Corporate Governance Guidelines; charters of the Audit and Risk Committee, the Human Resources and Compensation Committee, and the Nominating and Corporate Governance Committee; and our Code of Business Conduct and Ethics are available on our website at www.boh.com. Printed copies of this information may be obtained, without charge, by written request to the Corporate Secretary at 130 Merchant Street, Honolulu, Hawaii, 96813.

The Parent's other subsidiary is the BOHC Investment Fund, LLC (the "Fund"). The Fund was organized in September 2007, to invest in and hold securities of Qualified High Technology Businesses, as defined in the Hawaii Revised Statutes.

Competition

The Company is subject to intense competition from traditional financial service providers including banks, savings associations, credit unions, mortgage companies, finance companies, mutual funds, brokerage firms, insurance companies, and other non-traditional providers of financial services including financial service subsidiaries of commercial and manufacturing companies. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and BHCs. As a result, some of our competitors may have lower cost structures. Also, some of our competitors, through alternative delivery channels such as the Internet, may be based outside of the markets that we serve. By emphasizing our extensive branch network, exceptional service levels, and knowledge of local trends and conditions, we believe the Company has developed an effective competitive advantage in its market.

Supervision and Regulation

Our operations are subject to extensive regulation by federal and state governmental authorities. The regulations are primarily intended to protect depositors, customers, and the integrity of the U.S. banking system and capital markets. The following information describes some of the more significant laws and regulations applicable to us. The description is qualified in its entirety by reference to the applicable laws and regulations. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures, and with the various bank regulatory agencies. Changes in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on our business, operations, and earnings.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") became effective. This law has broadly affected the financial services industry by implementing changes to the financial regulatory landscape aimed at strengthening the sound operation of the financial services industry, and will continue to significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies, including the Company and the Bank. Under the Dodd-Frank Act a broad range of new rules and regulations by various federal agencies have been implemented, and further rulemaking must be proposed and adopted which will take effect over several years. Although we have already experienced some decrease in revenue as a result of the rules implemented under the Dodd-Frank Act, it remains difficult to anticipate the overall financial impact the Dodd-Frank Act will have on the Company, our customers or the financial industry in general.

The Parent

The Parent is registered as a BHC under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is subject to the supervision of and to examination by the Board of Governors of the Federal Reserve Bank (the "FRB"). The Parent is also registered as a financial institution holding company under the Hawaii Code of Financial Institutions (the "Code") and is subject to the registration, reporting, and examination requirements of the Code.

The BHC Act prohibits, with certain exceptions, a BHC from acquiring beneficial ownership or control of more than 5% of the voting shares of any company, including a bank, without the FRB's prior approval. The Act also prohibits a BHC from engaging in any activity other than banking, managing or controlling banks or other subsidiaries authorized under the BHC Act, or furnishing services to or performing services for its subsidiaries.

Under the BHC Act, a BHC may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional BHCs. In order to qualify for the election, all of the depository institution subsidiaries of the BHC must be well-capitalized and well-managed. Additionally, all of its insured depository institution subsidiaries must have achieved a rating of "satisfactory" or better under the Community Reinvestment Act (the "CRA"). Financial holding companies are permitted to engage in activities that are "financial in nature"; activities incidental to or complementary of the financial activities of traditional BHCs, as determined by the FRB. The Parent has not elected to become a financial holding company.

Under FRB policy, a BHC is expected to serve as a source of financial and management strength to its subsidiary bank. A BHC is also expected to commit resources to support its subsidiary bank in circumstances where it might not do so absent such a policy. Under this policy, a BHC is expected to stand ready to provide adequate capital funds to its subsidiary bank during periods of financial adversity and to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary bank.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act, banks and bank holding companies from any state are permitted to acquire banks located in any other state, subject to certain conditions, including certain nationwide and state-imposed deposit concentration limits. The Bank also has the ability, subject to certain restrictions, to acquire branches outside its home state by acquisition or merger. The establishment of new interstate branches is also possible in those states with laws that expressly permit de novo branching. Because the Code permits de novo branching by out-of-state banks, those banks may establish new branches in Hawaii. Interstate branches are subject to certain laws of the states in which they are located.

Bank of Hawaii

The Bank is subject to supervision and examination by the FRB of San Francisco and the State of Hawaii Department of Commerce and Consumer Affairs' ("DCCA") Division of Financial Institutions. The Bank is subject to extensive federal and state regulations that significantly affect business and activities. These regulatory bodies have broad authority to implement standards and to initiate proceedings designed to prohibit depository institutions from engaging in activities that represent unsafe or unsound banking practices or constitute violations of applicable laws, rules, regulations, administrative orders, or written agreements with regulators. The standards relate generally to operations and management, asset quality, interest rate exposure, capital, and executive compensation. These regulatory bodies are authorized to take action against institutions that fail to meet such standards, including the assessment of civil monetary penalties, the issuance of cease-and-desist orders, and other actions.

Bankoh Investment Services, Inc., the broker dealer subsidiary of the Bank, is incorporated in Hawaii and is regulated by the Financial Industry Regulatory Authority, and the DCCA's Business Registration Division. Pacific Century Life Insurance Corporation is incorporated in Arizona and is regulated by the State of Arizona Department of Insurance.

Capital Requirements

The federal bank regulatory agencies have issued substantially similar risk-based and leverage capital guidelines applicable to BHCs and the banks they supervise. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets of 8% to be considered "adequately capitalized." At least half of the total capital is to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 Capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the allowance for loan and lease losses ("Tier 2 Capital") and, together with Tier 1 Capital, equals total capital ("Total Capital"). Risk-weighted assets are calculated by taking assets and credit equivalent amounts of off-balance-sheet items and assigning them to one of several broad risk categories. The risk categories are assigned according to the obligor, or, if relevant, to the guarantor, or to the nature of the collateral. The aggregate dollar value of the amount in each category is then multiplied by the risk weight associated with that category.

BHCs and banks are also required to maintain minimum leverage ratios established by the federal bank regulatory agencies. These requirements provide for a minimum leverage ratio of Tier 1 Capital to adjusted quarterly average assets ("Tier 1 Leverage Ratio") equal to 3% to be considered "adequately capitalized" for BHCs and banks that have the highest regulatory rating and are not experiencing significant growth or expansion. All other BHCs and banks will generally be required to maintain a Tier 1 Leverage Ratio of at least 100 to 200 basis points above the stated minimum. See Note 11 to the Consolidated Financial Statements for capital ratios for the Company and the Bank.

The risk-based capital standards identify concentrations of credit risk and the risk arising from non-traditional banking activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agencies in assessing an institution's overall capital adequacy. The capital guidelines also provide that exposure to a decline in the economic value of an institution's capital due to changes in interest rates is a factor to be considered in evaluating a bank's capital adequacy.

Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking agencies possess broad powers to take prompt corrective action to resolve problems of insured depository institutions. FDICIA identifies five capital categories for insured depository institutions: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Under regulations established by the federal banking agencies, a "well capitalized" institution must have a Tier 1 Capital Ratio of at least 6%, a Total Capital Ratio of at least 10%, a Tier 1 Leverage Ratio of at least 5%, and not be subject to a capital directive order. As of December 31, 2012, the Bank was classified as "well capitalized." The classification of a depository institution under FDICIA is primarily for the purpose of applying the federal banking agencies' prompt corrective action provisions, and is not intended to be, nor should it be interpreted as, a representation of the overall financial condition or the prospects of that financial institution.

In December 2010, the oversight body of the Basel Committee on Banking Supervision finalized a set of international guidelines for determining regulatory capital known as “Basel III,” which includes reforms regarding capital, leverage, and liquidity. The new capital requirements were to be phased in between January 2013 and January 2015. However, on November 9, 2012, the U.S. federal banking agencies indicated that a delay in implementation of the proposed dates was necessary, but did not provide a substitute effective date for the new rules.

In October 2012, in implementing provisions of the Dodd-Frank Act, the FRB published final rules requiring banks with total consolidated assets of more than $10.0 billion to conduct and publish annual stress tests. Compliance with these requirements has been delayed until October 2013.

See the “Regulatory Initiatives Related to Liquidity, Capital, and Stress Testing” section in MD&A for more information on Basel III and stress testing.

Dividend Restrictions

The Parent is a legal entity separate and distinct from the Bank. The Parent's principal source of funds to pay dividends on its common stock and to service its debt is dividends from the Bank. Various federal and state laws and regulations limit the amount of dividends the Bank may pay to the Parent without regulatory approval. The FRB is authorized to determine the circumstances when the payment of dividends would be an unsafe or unsound practice and to prohibit such payments. The right of the Parent, its shareholders, and creditors, to participate in any distribution of the assets or earnings of its subsidiaries is also subject to the prior claims of creditors of those subsidiaries. For information regarding the limitations on the Bank's ability to pay dividends to the Parent, see Note 11 to the Consolidated Financial Statements.

Transactions with Affiliates and Insiders

Under federal law, the Bank is subject to restrictions that limit the transfer of funds or other items of value to the Parent, and any other non-bank affiliates in so-called "covered transactions." In general, covered transactions include loans, leases, other extensions of credit, investments and asset purchases, as well as other transactions involving the transfer of value from the Bank to an affiliate or for the benefit of an affiliate. The Dodd-Frank Act broadened the definition of affiliate, and the definition of covered transaction to include securities borrowing/lending, repurchase/reverse repurchase agreements, and derivative transactions that the Bank may have with an affiliate. The Dodd-Frank Act also strengthened the collateral requirements and limited FRB exemptive authority.

Unless an exemption applies, covered transactions by the Bank with a single affiliate are limited to 10% of the Bank's capital and surplus, and with respect to all covered transactions with affiliates in the aggregate, they are limited to 20% of the Bank's capital and surplus.

The Federal Reserve Act also requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other non-affiliated persons. The FRB has issued Regulation W which codifies the above restrictions on transactions with affiliates.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such loans can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus. The definition of "extension of credit" for transactions with executive officers, directors, and principal shareholders was also expanded under the Dodd-Frank Act to include credit exposure arising from derivative transactions, repurchase or reverse repurchase agreements, and securities lending or borrowing transactions.

FDIC Insurance

The FDIC provides insurance coverage for certain deposits through the Deposit Insurance Fund (the "DIF"), which the FDIC maintains by assessing depository institutions an insurance premium. As a result of higher levels of bank failures over the last few years and the dramatic increase in resolution costs of the FDIC, the DIF has been depleted. In addition, the amount of FDIC insurance coverage for insured deposits has been increased from $100,000 to $250,000 per depositor, per institution, and until January 1, 2013, the insurance coverage for non-interest bearing demand deposits was unlimited. These developments have caused increased stress on the DIF. In order to restore reserves and ensure that the DIF will be able to adequately cover losses from future bank failures, the FDIC approved new deposit insurance rules in November 2009. These new rules required insured depository institutions to prepay their estimated quarterly risk-based assessments for all of 2010, 2011, and 2012. As a result, on December 30, 2009, the Bank prepaid its assessment in the amount of $42.3 million related to years 2010 through 2012. As of December 31, 2012 the remaining balance of our prepaid FDIC assessment was $15.6 million.

On February 7, 2011, as required by the Dodd-Frank Act, the FDIC approved final rules on assessments which became effective on April 1, 2011. These final rules redefined the base for FDIC insurance assessments from the amount of insured deposits to an institution's "average consolidated total assets minus average tangible equity." The FDIC's final rules eliminated risk categories and debt ratings from the assessment calculation for large banks (over $10.0 billion) and combined CAMELS ratings and certain financial measures into two scorecards; one for most large banks and another for the remaining large, highly complex banks. Each scorecard assesses risk measures to produce two scores, a performance score and a loss severity score, that will be combined and converted to an initial assessment rate. However, the FDIC retains the ability to adjust the total score of large and highly complex banks based upon quantitative or qualitative measures not adequately captured in the scorecards. Our FDIC insurance assessment was $7.9 million in 2012 and $9.3 million in 2011.

Other Safety and Soundness Regulations

As required by FDICIA, the federal banking agencies' prompt corrective action powers impose progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. These actions can include: requiring an insured depository institution to adopt a capital restoration plan guaranteed by the institution's parent company; placing limits on asset growth and restrictions on activities, including restrictions on transactions with affiliates; restricting the interest rates the institution may pay on deposits; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distributions without prior regulatory approval; and, ultimately, appointing a receiver for the institution.

The federal banking agencies also have adopted guidelines prescribing safety and soundness standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation and benefits. The federal regulatory agencies may take action against a financial institution that does not meet such standards.

Community Reinvestment and Consumer Protection Laws

In connection with its lending activities, the Bank is subject to a number of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. These include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and the Community Reinvestment Act (the "CRA"). In addition, federal banking regulators, pursuant to the Gramm-Leach-Bliley Act, have enacted regulations limiting the ability of banks and other financial institutions to disclose nonpublic consumer information to non-affiliated third parties. The regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated third parties.

The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank's record in meeting the credit needs of the communities served by the bank, including low and moderate income neighborhoods. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve," or "substantial non-compliance." The Bank received an "outstanding" rating in its most recent CRA evaluation.

The Dodd-Frank Act created the Consumer Financial Protection Bureau (the "CFPB") as an agency to centralize responsibility for consumer financial protection, including implementing, examining and enforcing compliance with federal consumer financial laws. The CFPB has begun exercising supervisory review of banks under its jurisdiction. The CFPB is expected to focus its rulemaking in several areas, particularly in the areas of mortgage reform involving the Real Estate Settlement Procedures Act, the Truth in Lending Act, the Equal Credit Opportunity Act, and the Fair Debt Collection Practices Act; however, the content of the final rules and impact to our businesses are uncertain at this time.

Additional rulemakings to come under the Dodd-Frank Act will dictate compliance changes for financial institutions. Any such changes in regulations or regulatory policies applicable to the Bank make it difficult to predict the ultimate effect on our financial condition or results of operations.

Bank Secrecy Act / Anti-Money Laundering Laws

The Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. The USA PATRIOT Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by creating new laws, regulations, and penalties, imposing significant new compliance and due diligence obligations, and expanding the extra-territorial jurisdiction of the U.S. These laws and regulations require the Bank to implement policies, procedures, and controls to detect, prevent, and report potential money laundering and terrorist financing and to verify the identity of its customers. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, provisions of the USA PATRIOT Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and BHC acquisitions.

Employees

As of December 31, 2012, we had approximately 2,300 employees.

Executive Officers of the Registrant

Listed below are executive officers of the Parent as of December 31, 2012.

Peter S. Ho, 47
Chairman and Chief Executive Officer since July 2010 and President since April 2008; Vice Chairman and Chief Banking Officer from January 2006 to April 2008.

Kent T. Lucien, 59
Vice Chairman and Chief Financial Officer since April 2008; Trustee, C. Brewer & Co., Ltd. from April 2006 to December 2007.

Peter M. Biggs, 61
Vice Chairman since February 2011 and Chief Retail Officer since April 2012; Senior Executive Vice President, Consumer Products Division from March 2006 to February 2011.

Sharon M. Crofts, 47
Vice Chairman of Operations and Technology since October 2012; Senior Executive Vice President of Operations from May 2008 to October 2012; Executive Vice President and Chief Compliance Officer from December 2005 to May 2008.

Wayne Y. Hamano, 58
Vice Chairman since December 2008 and Chief Commercial Officer since September 2007; Senior Executive Vice President, Hawaii Commercial Banking Division from July 2006 to September 2007.

Mark A. Rossi, 63
Vice Chairman, Chief Administrative Officer, General Counsel, and Corporate Secretary since February 2007; President of Lane Powell PC from July 2004 to January 2007.

Mary E. Sellers, 56
Vice Chairman and Chief Risk Officer since July 2005.

Donna A. Tanoue, 58
Vice Chairman, Client Relations and Community Activities since February 2007; President of the Bank of Hawaii Foundation since April 2006.

Derek J. Norris, 63
Senior Executive Vice President and Controller since December 2009; Executive Vice President and Controller since December 2008; Executive Vice President and General Auditor from January 2002 to December 2008.

Item 1A. Risk Factors

There are a number of risks and uncertainties that could negatively affect our business, financial condition or results of operations. The risks and uncertainties described below are some of the important inherent risk factors that could affect our business and operations, although they are not the only risks that may have a material adverse affect on the Company.

Changes in business and economic conditions, in particular those of Hawaii and the Pacific Islands (Guam and nearby islands), could lead to lower revenue, lower asset quality, and lower earnings.

Unlike larger national or other regional banks that are more geographically diversified, our business and earnings are closely tied to the economies of Hawaii and the Pacific Islands. These local economies rely heavily on tourism, real estate, government, and other service-based industries. Lower visitor arrivals or spending, real or threatened acts of war or terrorism, increases in energy costs, the availability of affordable air transportation, natural disasters and adverse weather, public health issues, and State of Hawaii and County budget issues impact consumer and corporate spending. As a result, such events may contribute to a significant deterioration in general economic conditions in our markets which could adversely impact us and our customers' operations.

Hawaii's economy continued to improve during 2012 due to increasing visitor arrivals and spending. However, deterioration of economic conditions or the slow pace of economic recovery could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenues and lower earnings. The level of visitor arrivals and spending, housing prices, and unemployment rates are some of the metrics that we continually monitor. We also monitor the value of collateral, such as real estate, that secures the loans we have made. The borrowing power of our customers could also be negatively impacted by a decline in the value of collateral.

Changes in defense spending by the federal government as a result of congressional budget cuts could adversely impact the economy in Hawaii and the Pacific Islands.

The U.S. military has a major presence in Hawaii and the Pacific Islands. As a result, the U.S. military is an important aspect of the economies in which we operate. Proposals to cut defense and other security spending could have an adverse impact on the economies in which we operate, which could adversely affect our business, financial condition, and results of operations.

Difficult market conditions and economic trends have adversely affected our industry.

The banking industry continues to be affected by a depressed real estate market, high levels of unemployment, low demand for new lending opportunities, and low interest margins. Dramatic declines in the national housing market over the past several years, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Although economic conditions in Hawaii and the U.S. are showing signs of improvement, a further decline in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers and/or their customers, which could adversely affect our financial condition and results of operations. Continued economic conditions that negatively affect the housing market, the job market and the demand for other goods and services could cause the credit quality of the Company's loan portfolios to deteriorate, which would have a negative impact on the Company's business.

Real estate values in Hawaii were somewhat more resilient than many markets on the U.S. Mainland over recent years. Furthermore, our commercial and consumer delinquencies improved in 2012. However, there is no assurance that these trends will continue in future periods.

Risks from the debt crisis in Europe could result in a disruption of the financial markets which may have a detrimental impact on global economic conditions and affect economic conditions in Hawaii.

There remains considerable uncertainty as to future developments in the European debt crisis and the impact on financial markets. Market and economic disruptions have affected, and may continue to affect, consumer confidence levels, spending, and credit factors, such that our business and results of operations could be adversely affected.

Changes in interest rates could adversely impact our results of operations and capital.

Our earnings are highly dependent on the spread between the interest earned on loans, leases, and investment securities and the interest paid on deposits and borrowings. Changes in market interest rates impact the rates earned on loans, leases, and investment securities and the rates paid on deposits and borrowings. In addition, changes to market interest rates could impact the level of loans, leases, investment securities, deposits, and borrowings, and the credit profile of our current borrowers. Interest rates are affected by many factors beyond our control, and fluctuate in response to general economic conditions, currency fluctuations, and the monetary and fiscal policies of various governmental and regulatory authorities. Changes in monetary policy, including changes in interest rates, will influence the origination of loans and leases, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Any substantial prolonged change in market interest rates may negatively impact our ability to attract deposits, originate loans and leases, and achieve satisfactory interest rate spreads, any of which could adversely affect our financial condition or results of operations.

Credit losses could increase if economic conditions stagnate or deteriorate.

Although economic conditions are improving nationally and in Hawaii, increased credit losses for us could result if economic conditions stagnate or deteriorate. The risk of nonpayment on loans and leases is inherent in all lending activities. We maintain a reserve for credit losses to absorb estimated probable credit losses inherent in the loan, lease, and commitment portfolios as of the balance sheet date. Management makes various assumptions and judgments about the loan and lease portfolio in determining the level of the reserve for credit losses. Many of these assumptions are based on current economic conditions. Should economic conditions stagnate or deteriorate nationally or in Hawaii, we may experience higher credit losses in future periods.

Inability of our borrowers to make timely repayments on their loans, or decreases in real estate collateral values may result in increased delinquencies, foreclosures, and customer bankruptcies, any of which could have a material adverse effect on our financial condition or results of operations.

Legislation and regulatory initiatives affecting the financial services industry, including restrictions and requirements, could detrimentally affect the Company's business.

In light of current conditions and the market expectation of a slow economic recovery, regulators have increased their focus on the regulation of financial institutions. Laws and regulations, and in particular banking, securities and tax laws, are under intense scrutiny because of the current economic environment. The Dodd-Frank Act, enacted in July 2010, affected sweeping reforms to the financial services industry. Although some of the rules and regulations implementing the Dodd-Frank Act have already gone into effect, many provisions of the Dodd-Frank Act have yet to be implemented and will require further interpretation and rulemaking by federal regulators. We are closely monitoring all relevant sections of the Dodd-Frank Act to ensure continued compliance with laws and regulations. While the ultimate effect of the Dodd-Frank Act on us cannot currently be determined, the law and its implementing rules and regulations are likely to result in increased compliance costs and fees, along with possible restrictions on our operations, any of which may have a material adverse affect on our operating results and financial condition. The regulation of most consumer financial products and services is now centralized in the CFPB, where it has begun to exercise its broad rule-making, supervisory, and examination authority, as well as expanded data collecting and enforcement powers, over depository institutions with more than $10.0 billion in assets. However, regulation of overall safety and soundness, the CRA, federal housing and flood insurance, as they pertain to consumer financial products and services, will remain with the FRB. Much of the rules and regulations of the CFPB have not been implemented, and therefore, the scope and impact of the CFPB's actions cannot be determined at this time. This creates significant uncertainty for the Company and the financial services industry in general.

These new laws, regulations, and changes may increase our costs of regulatory compliance. They may significantly affect the markets in which we do business, the markets for and value of our investments, and our ongoing operations, costs, and profitability. The future impact of the many provisions of the Dodd-Frank Act and other legislative and regulatory initiatives on the Company's business and results of operations will depend upon regulatory interpretation and rulemaking that will be undertaken over the next several months and years. As a result, we are unable to predict the ultimate impact of the Dodd-Frank Act or of other future legislation or regulation, including the extent to which it could increase costs or limit our ability to pursue business opportunities in an efficient manner, or otherwise adversely affect our business, financial condition, and results of operations.

Changes in the capital, leverage, liquidity requirements and the introduction of stress testing requirements for financial institutions could materially affect future requirements of the Company.

Under Basel III, it is expected that financial institutions will be required to have more capital and a higher quality of capital. Basel III is also expected to impose a leverage ratio requirement and liquidity standards. The new minimum capital requirements were to be phased in between January 2013 and January 2015. However, on November 9, 2012, the U.S. federal banking agencies indicated that a delay in implementation of the proposed dates was necessary, but did not provide a substitute effective date for the new rules. Implementation of these new capital and liquidity requirements has created significant uncertainty with respect to the future requirements for financial institutions.

In October 2012, the FRB published final rules implementing the Dodd-Frank Act stress testing requirements for banks with total consolidated assets of more than $10.0 billion. The final stress testing rules set forth the timing and type of stress test activities as well as rules governing controls, oversight and disclosure.

Compliance with Basel III and the results of our stress testing may result in increased capital, liquidity, and disclosure requirements. See the "Regulatory Initiatives Related to Liquidity, Capital, and Stress Testing" section in MD&A for more information.

Consumer protection initiatives related to the foreclosure process could affect our remedies as a creditor.

Proposed consumer protection initiatives related to the foreclosure process, including voluntary and/or mandatory programs intended to permit or require lenders to consider loan modifications or other alternatives to foreclosure, could increase our credit losses or increase our expense in pursuing our remedies as a creditor.

For example, in May 2011, a new Hawaii foreclosure law ("Act 48") overhauled rules for nonjudicial, or out-of-court, foreclosures. Previously, nonjudicial foreclosures were how lenders handled the vast majority of foreclosures in Hawaii, as the process was quicker and less expensive than going through court. Act 48 was intended to curb potential lender abuses while providing qualified owner-occupants an option to have a dispute resolution professional assist with foreclosure mitigation in front of a lender's representative before a foreclosure sale can proceed. However, Act 48 has had the unintended effect of lenders forgoing nonjudicial foreclosures entirely and filing all foreclosures in court, creating a backlog that has slowed the judicial foreclosure process. In June 2012, Act 182 was enacted partially in an attempt to modify Act 48 to make it more acceptable for lenders to pursue nonjudicial foreclosures. The manner in which these issues are ultimately resolved could impact our foreclosure procedures, which in turn could affect our financial condition or results of operations. In addition, the joint federal-state settlement with several mortgage servicers over foreclosure practice abuses creates additional uncertainty for the Company and the mortgage servicing industry in general as it relates to the implementation of mortgage loan modifications and loss mitigation practices in the future.

Competition may adversely affect our business.

Our future depends on our ability to compete effectively. We compete for deposits, loans, leases, and other financial services with a variety of competitors, including banks, thrifts, credit unions, mortgage companies, broker dealers, and insurance companies, all of which may be based in or outside of Hawaii and the Pacific Islands. We expect competitive conditions to intensify as consolidation in the financial services industry continues. The financial services industry is also likely to become more competitive as further technological advances enable more companies, including non-depository institutions, to provide financial services. Failure to effectively compete, innovate, and to make effective use of available channels to deliver our products and services could adversely affect our financial condition or results of operations.

The Parent's liquidity is dependent on dividends from the Bank.

The Parent is a separate and distinct legal entity from the Bank. The Parent receives substantially all of its cash in the form of dividends from the Bank. These dividends are the principal source of funds to pay, for example, dividends on the Parent's common stock or to repurchase common stock under our share repurchase program. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Parent. If the amount of dividends paid by the Bank is further limited, the Parent's ability to meet its obligations, pay dividends to shareholders, or repurchase stock, may be further limited as well.

A failure in or breach of our operational systems, information systems, or infrastructure, or those of our third party vendors and other service providers, may result in financial losses, loss of customers, or damage to our reputation.

We rely heavily on communications and information systems to conduct our business. In addition, we rely on third parties to provide key components of our infrastructure, including loan, deposit and general ledger processing, internet connections, and network access. These types of information and related systems are critical to the operation of our business and essential to our ability to perform day-to-day operations, and, in some cases, are critical to the operations of certain of our customers. These third parties with which we do business or that facilitate our business activities, including exchanges, clearing firms, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints. Although we have business continuity plans and other safeguards in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our business and our customers, resulting in financial losses, loss of customers, or damage to our reputation.

An interruption or breach in security of our information systems, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses.

Our technologies, systems, networks and software, and those of other financial institutions, have been and are likely to continue to be the target of cyber attacks, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, misuse, loss or destruction of data (including confidential customer information), account takeovers, unavailability of service or other events. These types of threats may derive from human error, fraud or malice on the part of external or internal parties, or may result from accidental technological failure. Further, to access our products and services our customers may use computers and mobile devices that are beyond our security control systems. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.

Our customers and employees have been, and will continue to be, targeted by parties using fraudulent e-mails and other communications to misappropriate passwords, credit card numbers, or other personal information or to introduce viruses or other malware through "trojan horse" programs to our customers' computers. These communications may appear to be legitimate messages sent by the Bank or other businesses, but direct recipients to fake websites operated by the sender of the e-mail or request that the recipient send a password or other confidential information via e-mail or download a program. Despite our efforts to mitigate these tactics through product improvements, and customer and employee education, such attempted frauds remain a serious problem that may cause customer and/or Bank losses, damage to our brand, and an increase in our costs.

Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyber attacks and intrusions, or disruptions will occur in the future, and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is virtually impossible for us to entirely mitigate this risk. A security breach or other significant disruption could: 1) Disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our customers; 2) Result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers, including account numbers and other financial information; 3) Result in a violation of applicable privacy and other laws, subjecting the Bank to additional regulatory scrutiny and expose the Bank to civil litigation and possible financial liability; 4) Require significant management attention and resources to remedy the damages that result; or 5) Harm our reputation or cause a decrease in the number of customers that choose to do business with us. The occurrence of any such failures, disruptions or security breaches could have a negative impact on our results of operations, financial condition, and cash flows.

Negative public opinion could damage our reputation and adversely impact our earnings and liquidity.

Reputational risk, or the risk to our business, earnings, liquidity, and capital from negative public opinion could result from our actual or alleged conduct in a variety of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, ethical issues, or inadequate protection of customer information. We expend significant resources to comply with regulatory requirements. Failure to comply could result in reputational harm or significant legal or remedial costs. Damage to our reputation could adversely affect our ability to retain and attract new customers, and adversely impact our earnings and liquidity.

We are subject to certain litigation, and our expenses related to this litigation may adversely affect our results.

We are, from time to time, involved in various legal proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. We may be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition. Based on information currently available, we believe that the eventual outcome of known actions against us will not be materially in excess of such amounts accrued by us. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters may be material to our statement of income for any particular period.

Changes in income tax laws or interpretations or in accounting standards could materially affect our financial condition or results of operations.

Changes in income tax laws could be enacted, or interpretations of existing income tax laws could change, causing an adverse effect to our financial condition or results of operations. Similarly, our accounting policies and methods are fundamental to how we report our financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the value of our assets, liabilities, and financial results. Periodically, new accounting standards are imposed or existing standards are revised, changing the methods for preparing our financial statements. These changes are not within our control and may significantly impact our financial condition and results of operations.

Our performance depends on attracting and retaining key employees and skilled personnel to operate our business effectively.

Our success is dependent on our ability to recruit qualified and skilled personnel to operate our business effectively. Competition for these qualified and skilled people is intense. There are a limited number of qualified personnel in the markets we serve, so our success depends in part on the continued services of many of our current management and other key employees. Failure to retain our key employees and maintain adequate staffing of qualified personnel could adversely impact our operations and our ability to compete.

The soundness of other financial institutions, as counterparties, may adversely impact our financial condition or results of operations.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, lending, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions or the financial services industry in general have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. We have exposure to many different industries and counterparties, and we routinely execute transactions with brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Such losses could materially affect our financial condition or results of operations.

Changes in the capital markets could materially affect the level of assets under management and the demand for our other fee-based services.

Changes in the capital markets could affect the volume of income from and demand for our fee-based services. Our investment management revenues depend in large part on the level of assets under management. Market volatility that leads customers to liquidate investments, move investments to other institutions or asset classes, as well as lower asset values can reduce our level of assets under management and thereby decrease our investment management revenues.

Our mortgage banking income may experience significant volatility.

Our mortgage banking income is highly influenced by the level and direction of mortgage interest rates, real estate activity, and refinancing activity. Interest rates can affect the amount of mortgage banking activity and impact fee income and the fair value of our derivative financial instruments and mortgage servicing rights. Mortgage banking income may also be impacted by changes in our strategy to manage our residential mortgage portfolio. For example, we may occasionally change the proportion of our loan originations that are sold in the secondary market and added to our loan portfolio.

Our strong mortgage banking results for 2012 were primarily due to high levels of loan refinancing activity and loan sales, which were the result of low interest rates. We also sold loans in the secondary market at relatively higher margins in 2012 compared to prior years. Our mortgage banking results for 2012 is not necessarily indicative of results to be expected in 2013.

Our investment in the Federal Home Loan Bank of Seattle (the "FHLB") stock may be subject to impairment charges in future periods if the financial condition of the FHLB declines further.

The Bank is a member of the FHLB, and as such, is required to hold FHLB stock as a condition of membership. As of December 31, 2012, the carrying value of our FHLB stock was $60.2 million and consisted of 602,001 shares valued at a par value of $100 per share. Ownership of FHLB stock is restricted and the stock can only be redeemed or sold at par value and only to the FHLB or to another member institution. In August 2009, the FHLB received a capital classification of "undercapitalized" from its primary regulator, the Federal Housing Finance Agency (the "Finance Agency"). However, on September 7, 2012, the FHLB reported that its financial health has been steadily improving. As such, the Finance Agency upgraded the FHLB's classification to "adequately capitalized," which allows it, conditions permitting, to repurchase a small amount of excess capital stock for the first time since December 2008. In 2007, the Company requested the redemption of 361,645 shares of FHLB common stock. In 2012, the FHLB redeemed 10,923 shares of their stock at par value of $100 per share for a total of $1.1 million. This redemption reduced our holdings in FHLB stock from $61.3 million as of December 31, 2011 to $60.2 million as of December 31, 2012.

Although the FHLB is showing signs of financial improvement, the FHLB is still dealing with generally weak demand for wholesale funding, including FHLB advances, and the possibility that further declines in the value of its private-label mortgage-backed securities could cause it to fall below its risk-based capital requirements. Such adverse occurrences could subject our FHLB stock to future impairment charges. See discussion in MD&A and Note 7 to the Consolidated Financial Statements related to the impairment analysis of our FHLB stock as of December 31, 2012.

The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.

We report certain assets, including available-for-sale investment securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we record these assets at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk. The level of interest rates can impact the estimated fair value of investment securities. Disruptions in the capital markets may require us to recognize other-than-temporary impairments in future periods with respect to investment securities in our portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in fair value of our investment securities and our estimation of the anticipated recovery period.

Changes to the amount and timing of proposed common stock repurchases.

The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, applicable SEC rules, and various other factors.

Item 1B. Unresolved Staff Comments

Not Applicable.

Item 2. Properties

Our principal offices are located in the Financial Plaza of the Pacific in Honolulu, Hawaii. We own and lease other branch offices and operating facilities located throughout Hawaii and the Pacific Islands. Additional information with respect to premises and equipment is presented in Notes 6 and 18 to the Consolidated Financial Statements.

Item 3. Legal Proceedings

Information required by this item is set forth in Note 18 to the Consolidated Financial Statements, under the discussion related to Contingencies.

Item 4. Mine Safety Disclosures

Not Applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, Shareholders, and Dividends

Information regarding the historical market prices of the Parent's common stock, book value, and dividends declared on that stock are shown below.

Market Prices, Book Values, and Common Stock Dividends Per Share

	Market Price Range				
Year/Period	High	Low	Close	Book Value	Dividends Declared
2012	$ 49.99	$ 41.41	$ 44.05	$ 22.83	$ 1.80
First Quarter	48.75	44.08	48.35		0.45
Second Quarter	49.99	44.02	45.95		0.45
Third Quarter	48.92	45.29	45.62		0.45
Fourth Quarter	46.38	41.41	44.05		0.45
2011	$ 49.26	$ 34.50	$ 44.49	$ 21.82	$ 1.80
First Quarter	49.23	44.32	47.82		0.45
Second Quarter	49.26	44.90	46.52		0.45
Third Quarter	47.10	35.30	36.40		0.45
Fourth Quarter	45.13	34.50	44.49		0.45

The common stock of the Parent is traded on the New York Stock Exchange (NYSE Symbol: BOH) and quoted daily in leading financial publications. As of February 14, 2013, there were 6,747 common shareholders of record.

The Parent's Board of Directors considers on a quarterly basis the feasibility of paying a cash dividend to its shareholders and the level and feasibility of repurchasing shares of the Parent's common stock. Under the Parent's general practice, dividends, if declared during the quarter, are paid prior to the end of the subsequent quarter. See "Dividend Restrictions" under "Supervision and Regulation" in Item 1 of this report and Note 11 to the Consolidated Financial Statements for more information.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 1 - 31, 2012	130,000	$ 44.69	130,000	$ 78,647,890
November 1 - 30, 2012	168,830	43.68	163,000	71,535,420
December 1 - 31, 2012	46,000	43.81	46,000	69,520,078
Total	344,830	$ 44.08	339,000	

[1] During the fourth quarter of 2012, 5,830 shares were purchased from employees in connection with stock swaps and shares purchased for a deferred compensation plan. These shares were not purchased as part of the publicly announced program. The shares were purchased at the closing price of the Parent's common stock on the dates of purchase.

[2] The share repurchase program was first announced in July 2001. As of December 31, 2012, $69.5 million remained of the total $1.9 billion total repurchase amount authorized by the Parent's Board of Directors under the share repurchase program. The program has no set expiration or termination date.

Performance Graph

The following graph shows the cumulative total return for the Parent's common stock compared to the cumulative total returns for the Standard & Poor's ("S&P") 500 Index and the S&P Banks Index. The graph assumes that $100 was invested on December 31, 2007 in the Parent's common stock, the S&P 500 Index, and the S&P Banks Index. The cumulative total return on each investment is as of December 31 of each of the subsequent five years and assumes reinvestment of dividends.



$120
$100
$80
$60
$40
$20
$0
2007
2008
2009
2010
2011
2012
Bank of Hawaii Corporation
S&P 500 Index
S&P Banks Index

	2007	2008	2009	2010	2011	2012
Bank of Hawaii Corporation	$100	$92	$100	$104	$103	$106
S&P 500 Index	100	63	80	92	94	109
S&P Banks Index	100	79	74	90	81	101

Item 6. Selected Financial Data
Summary of Selected Consolidated Financial Data

(dollars in millions, except per share amounts)	2012	2011	2010	2009	2008
Year Ended December 31,					
Operating Results					
Net Interest Income	$ 377.3	$ 390.2	$ 406.5	$ 412.3	$ 418.8
Provision for Credit Losses	1.0	12.7	55.3	107.9	60.5
Total Noninterest Income	200.3	197.7	255.3	267.8	258.1
Total Noninterest Expense	334.3	348.2	346.2	350.0	346.8
Net Income	166.1	160.0	183.9	144.0	192.2
Basic Earnings Per Share	3.68	3.40	3.83	3.02	4.03
Diluted Earnings Per Share	3.67	3.39	3.80	3.00	3.99
Dividends Declared Per Share	1.80	1.80	1.80	1.80	1.77
Performance Ratios					
Net Income to Average Total Assets (ROA)	1.22 %	1.22 %	1.45 %	1.22 %	1.84 %
Net Income to Average Shareholders' Equity (ROE)	16.23	15.69	18.16	16.42	24.54
Efficiency Ratio [1]	57.88	59.23	52.32	51.46	51.23
Net Interest Margin [2]	2.97	3.13	3.41	3.72	4.33
Dividend Payout Ratio [3]	48.91	52.94	47.00	59.60	43.92
Average Shareholders' Equity to Average Assets	7.52	7.78	7.98	7.44	7.50
Average Balances					
Average Loans and Leases	$ 5,680.3	$ 5,349.9	$ 5,472.5	$ 6,145.0	$ 6,542.2
Average Assets	13,609.2	13,105.0	12,687.7	11,783.4	10,448.2
Average Deposits	10,935.0	9,924.7	9,509.1	9,108.4	7,851.3
Average Shareholders' Equity	1,023.3	1,020.1	1,012.7	877.2	783.1
Weighted Average Shares Outstanding					
Basic Weighted Average Shares	45,115,441	47,064,925	48,055,025	47,702,500	47,674,000
Diluted Weighted Average Shares	45,249,300	47,224,981	48,355,965	48,009,277	48,200,650
As of December 31,					
Balance Sheet Totals					
Loans and Leases	$ 5,854.5	$ 5,538.3	$ 5,335.8	$ 5,759.8	$ 6,530.2
Total Assets	13,728.4	13,846.4	13,126.8	12,414.8	10,763.5
Total Deposits	11,529.5	10,592.6	9,889.0	9,409.7	8,292.1
Long-Term Debt	128.1	30.7	32.7	90.3	203.3
Total Shareholders' Equity	1,021.7	1,002.7	1011.1	896.0	790.7
Asset Quality					
Allowance for Loan and Lease Losses	$ 128.9	$ 138.6	$ 147.4	$ 143.7	$ 123.5
Non-Performing Assets [4]	37.1	40.8	37.8	48.3	14.9
Financial Ratios					
Allowance to Loans and Leases Outstanding	2.20 %	2.50 %	2.76 %	2.49 %	1.89 %
Tier 1 Capital Ratio	16.13	16.68	18.28	14.84	11.24
Total Capital Ratio	17.39	17.95	19.55	16.11	12.49
Tier 1 Leverage Ratio	6.83	6.73	7.15	6.76	7.30
Total Shareholders' Equity to Total Assets	7.44	7.24	7.70	7.22	7.35
Tangible Common Equity to Tangible Assets [5]	7.23	7.03	7.48	6.98	7.04
Tangible Common Equity to Risk-Weighted Assets [5]	17.24	17.93	19.29	15.45	11.28
Non-Financial Data					
Full-Time Equivalent Employees	2,276	2,370	2,399	2,418	2,581
Branches and Offices	76	81	82	83	85
ATMs	494	506	502	485	462
Common Shareholders of Record	6,775	6,977	7,128	7,323	7,523

[1] Efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and noninterest income).
[2] Net interest margin is defined as net interest income, on a fully taxable-equivalent basis, as a percentage of average earning assets.
[3] Dividend payout ratio is defined as dividends declared per share divided by basic earnings per share.
[4] Excluded from non-performing assets are contractually binding non-accrual loans held for sale of $4.2 million as of December 31, 2009.
[5] Tangible common equity to tangible assets and tangible common equity to risk-weighted assets are Non-GAAP financial measures. See the "Use of Non-GAAP Financial Measures" section below.

Use of Non-GAAP Financial Measures

The ratios "tangible common equity to tangible assets" and "tangible common equity to risk-weighted assets" are Non-GAAP financial measures. The Company believes these measurements are useful for investors, regulators, management and others to evaluate capital adequacy relative to other financial institutions. Although these Non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. The following table provides a reconciliation of these Non-GAAP financial measures with financial measures defined by GAAP.

GAAP to Non-GAAP Reconciliation

	December 31,				
(dollars in thousands)	2012	2011	2010	2009	2008
Total Shareholders' Equity	$ 1,021,665	$ 1,002,667	$ 1,011,133	$ 895,973	$ 790,704
Less: Goodwill	31,517	31,517	31,517	31,517	34,959
Intangible Assets	33	83	154	233	978
Tangible Common Equity	$ 990,115	$ 971,067	$ 979,462	$ 864,223	$ 754,767
Total Assets	$ 13,728,372	$ 13,846,391	$ 13,126,787	$ 12,414,827	$ 10,763,475
Less: Goodwill	31,517	31,517	31,517	31,517	34,959
Intangible Assets	33	83	154	233	978
Tangible Assets	$ 13,696,822	$ 13,814,791	$ 13,095,116	$ 12,383,077	$ 10,727,538
Risk-Weighted Assets, determined in accordance with prescribed regulatory requirements	$ 5,744,722	$ 5,414,481	$ 5,076,909	$ 5,594,532	$ 6,688,530
Total Shareholders' Equity to Total Assets	7.44%	7.24%	7.70%	7.22%	7.35%
Tangible Common Equity to Tangible Assets (Non-GAAP)	7.23%	7.03%	7.48%	6.98%	7.04%
Tier 1 Capital Ratio	16.13%	16.68%	18.28%	14.84%	11.24%
Tangible Common Equity to Risk-Weighted Assets (Non-GAAP)	17.24%	17.93%	19.29%	15.45%	11.28%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report contains forward-looking statements concerning, among other things, the economic and business environment in our service area and elsewhere, credit quality and other financial and business matters in future periods. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: 1) general economic conditions either nationally, internationally, or locally may be different than expected, and particularly, any event that negatively impacts the tourism industry in Hawaii; 2) unanticipated changes in the securities markets, public debt markets, and other capital markets in the U.S. and internationally; 3) the competitive pressure among financial services and products; 4) the impact of recent legislative and regulatory initiatives, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); 5) changes in fiscal and monetary policies of the markets in which we operate; 6) the increased cost of maintaining or the Company's ability to maintain adequate liquidity and capital, based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators; 7) actual or alleged conduct which could harm our reputation; 8) changes in accounting standards; 9) changes in tax laws or regulations or the interpretation of such laws and regulations; 10) changes in our credit quality or risk profile that may increase or decrease the required level of our reserve for credit losses; 11) changes in market interest rates that may affect credit markets and our ability to maintain our net interest margin; 12) the impact of litigation and regulatory investigations of the Company, including costs, expenses, settlements, and judgments; 13) any failure in or breach of our operational systems, information systems or infrastructure, or those of our third party vendors and other service providers; 14) any interruption or breach of security of our information systems resulting in failures or disruptions in customer account management, general ledger processing, and loan or deposit systems; 15) changes to the amount and timing of proposed common stock repurchases; and 16) natural disasters, public unrest or adverse weather, public health, and other conditions impacting us and our customers' operations. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included under the section entitled "Risk Factors" in Part I of this report. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements. We undertake no obligation to update forward-looking statements to reflect later events or circumstances.

Critical Accounting Policies

Our Consolidated Financial Statements were prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and follow general practices within the industries in which we operate. The most significant accounting policies we follow are presented in Note 1 to the Consolidated Financial Statements. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the Consolidated Financial Statements. These factors include among other things, whether the policy requires management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. The accounting policies which we believe to be most critical in preparing our Consolidated Financial Statements are those that are related to the determination of the reserve for credit losses, fair value estimates, leased asset residual values, and income taxes.

Reserve for Credit Losses

A consequence of lending activities is that we may incur credit losses. The amount of such losses will vary depending upon the risk characteristics of the loan and lease portfolio as affected by economic conditions such as rising interest rates and the financial performance of borrowers. The reserve for credit losses consists of the allowance for loan and lease losses (the "Allowance") and a reserve for unfunded commitments (the "Unfunded Reserve"). The Allowance provides for probable and estimable losses inherent in our loan and lease portfolio. The Allowance is increased or decreased through the provisioning process. There is no exact method of predicting specific losses or amounts that ultimately may be charged-off on particular segments of the loan and lease portfolio. The Unfunded Reserve is a component of other liabilities and represents the estimate for probable credit losses inherent in unfunded commitments to extend credit. The level of the Unfunded Reserve is adjusted by recording an expense or recovery in other noninterest expense.

Management's evaluation of the adequacy of the reserve for credit losses is often the most critical of accounting estimates for a financial institution. Our determination of the amount of the reserve for credit losses is a critical accounting estimate as it requires significant reliance on the accuracy of credit risk ratings on individual borrowers, the use of estimates and significant judgment as to the amount and timing of expected future cash flows on impaired loans, significant reliance on estimated loss rates on homogenous portfolios, and consideration of our quantitative and qualitative evaluation of economic factors and trends. While our methodology in establishing the reserve for credit losses attributes portions of the Allowance and Unfunded Reserve to the commercial and consumer portfolio segments, the entire Allowance and Unfunded Reserve is available to absorb credit losses inherent in the total loan and lease portfolio and total amount of unfunded credit commitments, respectively.

The reserve for credit losses related to our commercial portfolio segment is generally most sensitive to the accuracy of credit risk ratings assigned to each borrower. Commercial loan risk ratings are evaluated based on each situation by experienced senior credit officers and are subject to periodic review by an independent internal team of credit specialists. The reserve for credit losses related to our consumer portfolio segment is generally most sensitive to economic assumptions and delinquency trends. The reserve for credit losses attributable to each portfolio segment also includes an amount for inherent risks not reflected in the historical analyses. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized and classified loans.

See Note 4 to the Consolidated Financial Statements and the "Corporate Risk Profile – Credit Risk" section in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for more information on the Allowance and the Unfunded Reserve.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines Level 1 and 2 valuations as those that are based on quoted prices for identical instruments traded in active markets and quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 valuations are based on model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that we believe market participants would use in pricing the asset or liability.

Financial assets that are recorded at fair value on a recurring basis include available-for-sale investment securities, loans held for sale, mortgage servicing rights, investments related to deferred compensation arrangements, and derivative financial instruments. As of December 31, 2012 and 2011, $3.4 billion or 25% and $3.5 billion or 25%, respectively, of our total assets consisted of financial assets recorded at fair value on a recurring basis and most of these financial assets consisted of available-for-sale investment securities measured using information from a third-party pricing service. These investments in debt securities and mortgage-backed securities were all classified in either Levels 1 or 2 of the fair value hierarchy. Financial liabilities that are recorded at fair value on a recurring basis are comprised of derivative financial instruments. As of December 31, 2012 and 2011, $33.6 million and $36.8 million, respectively, of our total liabilities consisted of financial liabilities recorded at fair value on a recurring basis. As of December 31, 2012 and 2011, Level 3 financial assets recorded at fair value on a recurring basis were $47.1 million and $45.0 million, respectively, or less than 1% of our total assets, and was comprised of mortgage servicing rights and derivative financial instruments. As of December 31, 2012 and 2011, Level 3 financial liabilities recorded at fair value on a recurring basis were $32.4 million and $35.8 million, respectively, or less than 1% of our total liabilities, and was comprised of derivative financial instruments.

Our third-party pricing service makes no representations or warranties that the pricing data provided to us is complete or free from errors, omissions, or defects. As a result, we have processes in place to monitor and periodically review the information provided to us by our third-party pricing service such as: 1) Our third-party pricing service provides us with documentation by asset class of inputs and methodologies used to value securities. We review this documentation to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy. This documentation is periodically updated by our third-party pricing service. Accordingly, transfers of securities within the fair value hierarchy are made if deemed necessary. 2) On a quarterly basis, management reviews the pricing information received from our third-party pricing service. This review process includes a comparison to non-binding third-party broker quotes, as well as a review of market-related conditions impacting the information provided by our third-party pricing service. We also identify investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume or frequency of trades relative to historic levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets. As of December 31, 2012 and 2011, management did not make adjustments to prices provided by our third-party pricing service as a result of illiquid or inactive markets. 3) On a quarterly basis, management also reviews a sample of securities priced by the Company's third-party pricing service to review significant assumptions and valuation methodologies used. Based on this review, management determines whether the current placement of the security in the fair value hierarchy is appropriate or whether transfers may be warranted. 4) On an annual basis, to the extent available, we obtain and review independent auditor's reports from our third-party pricing service related to controls placed in operation and tests of operating effectiveness. We did not note any significant control deficiencies in our review of the independent auditor's reports related to services rendered by our third-party pricing service. 5) Our third-party pricing service has also established processes for us to submit inquiries regarding quoted prices. Periodically, we will challenge the quoted prices provided by our third-party pricing service. Our third-party pricing service will review the inputs to the evaluation in light of the new market data presented by us. Our third-party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis.

Based on the composition of our investment securities portfolio, we believe that we have developed appropriate internal controls and performed appropriate due diligence procedures to prevent or detect material misstatements. See Note 19 to the Consolidated Financial Statements for more information on our fair value measurements.

Leased Asset Residual Values

Lease financing receivables include a residual value component, which represents the estimated value of leased assets upon lease expiration. Our determination of residual value is derived from a variety of sources, including equipment valuation services, appraisals, and publicly available market data on recent sales transactions on similar equipment. The length of time until lease termination, the cyclical nature of equipment values, and the limited marketplace for re-sale of certain leased assets, are important variables considered in making this determination. We update our valuation analysis on an annual basis, or more frequently as warranted by events or circumstances. When we determine that the fair value is lower than the expected residual value at lease expiration, the difference is recognized as an asset impairment in the period in which the analysis is completed.

Income Taxes

We determine our liabilities for income taxes based on current tax regulation and interpretations in tax jurisdictions where our income is subject to taxation. Currently, we file tax returns in nine federal, state and local domestic jurisdictions, and four foreign jurisdictions. In estimating income taxes payable or receivable, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial, and regulatory guidance in the context of each tax position. Accordingly, previously estimated liabilities are regularly reevaluated and adjusted, through the provision for income taxes. Changes in the estimate of income taxes payable or receivable occur periodically due to changes in tax rates, interpretations of tax law, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impact the relative merits and risks of each tax position. These changes, when they occur, may affect the provision for income taxes as well as current and deferred income taxes, and may be significant to our statements of income and condition.

Management's determination of the realization of net deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2012 and 2011, we carried a valuation allowance of $5.1 million and $4.4 million, respectively, related to our deferred tax assets established in connection with our low-income housing investments.

We are also required to record a liability, referred to as an unrecognized tax benefit ("UTB"), for the entire amount of benefit taken in a prior or future income tax return when we determine that a tax position has a less than 50% likelihood of being accepted by the taxing authority. As of December 31, 2012 and 2011, our liabilities for UTBs were $15.4 million and $13.6 million, respectively. See Note 16 to the Consolidated Financial Statements for more information on income taxes.

Overview

We are a regional financial services company serving businesses, consumers, and governments in Hawaii, Guam, and other Pacific Islands. Our main operating subsidiary, the Bank, was founded in 1897 and is the largest independent financial institution in Hawaii.

Exceptional people working together are the foundation for our success and enable us to build exceptional value for our customers, communities, shareholders, and each other. Excellence, integrity, respect, innovation, commitment, and teamwork are the core values for the way we do business. In striving to achieve our governing objective, our business plan is balanced between growth and risk management, including the flexibility to adjust, given the uncertainties of a slow economic recovery. We remain cautious about the local and national economy, interest rates, loan demand, and regulatory initiatives that are expected to impact the financial services industry. We intend to continue to focus on providing customers with a competitive mix of products and services, maintaining strong credit quality, improving expense management, and efficiently managing capital.

Hawaii Economy

Hawaii's economy continued to improve during the fourth quarter of 2012 primarily due to a strong visitor industry. In 2012, a record 8.0 million total visitors arrived in Hawaii, an increase of 9.6% compared to 2011. 2012 visitor arrivals exceeded the previous record high of 7.6 million visitors in 2006. Total visitor spending for 2012 increased by 18.7% compared to 2011 due to strong spending growth by U.S. and international visitors. The statewide seasonally-adjusted unemployment rate continued to decline during the fourth quarter of 2012 to 5.2% in December 2012, compared to 7.8% nationally. In 2012, the volume of single-family home sales on Oahu was 6.5% higher compared to 2011 and the volume of condominium sales on Oahu was 8.2% higher compared to 2011. Also in 2012, the median price of single-family home sales on Oahu was 7.8% higher compared to 2011 and the median price of condominium sales on Oahu was 5.8% higher compared to 2011. As of December 31, 2012, months of inventory of single-family homes and condominiums on Oahu remained low at approximately 2.5 months and 3.0 months, respectively.

Earnings Summary

Net income for 2012 was $166.1 million, an increase of $6.0 million or 4% compared to 2011. Diluted earnings per share were $3.67 in 2012, an increase of $0.28 or 8% compared to 2011. Our return on average assets was 1.22% in 2012, unchanged from 2011, and our return on average shareholders' equity was 16.23% in 2012, an increase of 54 basis points from 2011.

Our higher net income in 2012 was primarily due to the following:

- The provision for credit losses (the "Provision") was $1.0 million in 2012, a decrease of $11.7 million or 92% compared to 2011. Although loan balances have grown in 2012, credit quality trends and the underlying risk profile of our loan and lease portfolio continued to improve, with lower levels of net charge-offs, non-performing assets, and higher risk loans and leases outstanding.

- Mortgage banking income was $35.6 million in 2012, an increase of $21.0 million compared to 2011. This increase was primarily due to higher loan originations and sales activity in 2012, a result of low interest rates. Residential mortgage loan originations were $1.2 billion in 2012, a $256.9 million or 28% increase compared to 2011. Residential mortgage loan sales were $600.9 million in 2012, a $166.7 million or 38% increase from 2011. Also contributing to the increase in mortgage banking income was the increase in margins at which we were able to sell loans in the secondary market.

- Other noninterest expense was $69.7 million in 2012, a decrease of $15.7 million or 18% compared to 2011. Our financial results for 2011 included a $9.0 million accrual related to the settlement of overdraft litigation recorded in the second quarter of 2011. Also contributing to the decrease in other noninterest expense in 2012 was a $2.2 million decrease in mileage program travel expenses, a $1.5 million credit for the reduction in insurance reserves, and a $1.5 million decrease in operational losses.

These items were partially offset by the following:

- Net interest income was $377.3 million in 2012, a decrease of $12.9 million or 3% compared to 2011. This decrease was primarily due to lower yields on loans and investment securities. During this period of low interest rates over the past several years, we have maintained discipline in our loan underwriting and have also invested conservatively.

- Debit card income, recorded as a component of fees, exchange, and other services charges in the consolidated statements of income, was $14.9 million in 2012, a decrease of $10.9 million or 42% compared to 2011. This decrease was primarily due to changes in debit card interchange rules as a result of the pricing restrictions imposed by the Durbin Amendment which was effective October 1, 2011.

- We recorded a nominal amount of net investment securities losses in 2012, while net investment securities gains were $6.4 million in 2011. The amount and timing of our sale of investment securities are dependent on a number of factors, including our efforts to preserve capital levels while managing duration and extension risk.

- The provision for income taxes was $76.2 million in 2012, an increase of $9.3 million or 14% compared to 2011. We recorded credits to the provision for income taxes of $10.5 million in 2011 related to the reversal of liabilities for unrecognized state tax benefits, the release of general reserves due to the closing of certain IRS audit tax years, and the release of a valuation allowance related to the expected utilization of capital losses on the future sale of a low-income housing investment.

We maintained a strong balance sheet throughout 2012, with adequate reserves for credit losses, and high levels of liquidity and capital. In particular:

- The allowance for loan and lease losses (the "Allowance") was $128.9 million as of December 31, 2012, a decrease of $9.7 million or 7% from December 31, 2011. The ratio of our Allowance to total loans and leases outstanding decreased to 2.20% as of December 31, 2012, compared to 2.50% as of December 31, 2011. The decrease in the level of the Allowance was consistent with improving credit quality metrics and an improving Hawaii economy. Absent significant deterioration in the economy and assuming continued improvement and/or stability in credit quality, we may decrease the level of the Allowance in future periods.

- Total deposits were $11.5 billion as of December 31, 2012, an increase of $936.9 million or 9% from December 31, 2011. We believe that our strong brand continues to play a key role in new account acquisitions. During 2012, we continued to grow our deposit balances while reducing associated funding costs. The growth in deposit balances was due, in part, to local government entities transferring funds from repurchase agreements to time deposits during 2012.

- We continued to invest excess liquidity in high-grade investment securities. As of December 31, 2012, the total carrying value of our investment securities portfolio was $7.0 billion, a slight decrease from $7.1 billion as of December 31, 2011. In 2012, we reduced our positions in U.S. Treasury Notes and mortgage-backed securities issued by the Government National Mortgage Association ("Ginnie Mae"). We re-invested these proceeds, in part, into state and municipal bond holdings.

- Total shareholders' equity was $1.0 billion as of December 31, 2012, an increase of $19.0 million or 2% from December 31, 2011. We continued to return capital to our shareholders in the form of share repurchases and dividends. During 2012, we repurchased 1.7 million shares of common stock at a total cost of $79.5 million under our share repurchase program. We also paid cash dividends of $81.6 million during 2012.

In 2013, we may see continued economic recovery and improving prospects for loan growth. However, we remain cautious about the uncertainties of government regulatory initiatives, the slow pace of economic recovery nationally, market interest rates, as well as the numerous fiscal and budgetary challenges facing our federal and local governments.

Analysis of Statements of Income

Average balances, related income and expenses, and resulting yields and rates are presented in Table 1. An analysis of the change in net interest income, on a taxable-equivalent basis, is presented in Table 2.

Average Balances and Interest Rates – Taxable-Equivalent Basis **Table 1**

	2012			2011			2010		
(dollars in millions)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Earning Assets									
Interest-Bearing Deposits	$ 3.7	$ —	0.26 %	$ 4.2	$ —	0.19 %	$ 4.7	$ —	0.59 %
Funds Sold	263.5	0.5	0.20	380.2	0.8	0.22	390.2	1.1	0.28
Investment Securities									
Available-for-Sale	3,346.3	75.0	2.24	4,439.8	105.4	2.37	5,854.1	170.1	2.91
Held-to-Maturity	3,636.7	95.0	2.61	2,279.6	72.2	3.16	154.2	6.5	4.22
Loans Held for Sale	14.7	0.6	4.29	11.0	0.5	4.54	10.8	0.9	8.51
Loans and Leases [1]									
Commercial and Industrial	800.2	31.3	3.91	790.6	31.8	4.02	764.2	33.7	4.41
Commercial Mortgage	988.2	42.9	4.34	887.1	42.8	4.82	827.7	42.0	5.07
Construction	101.9	5.1	5.04	80.1	4.0	5.06	95.4	4.8	5.08
Commercial Lease Financing	283.3	6.8	2.39	322.1	8.7	2.71	385.1	11.3	2.92
Residential Mortgage	2,349.6	111.3	4.74	2,126.9	111.5	5.24	2,105.6	118.7	5.64
Home Equity	773.2	33.4	4.31	784.9	37.4	4.76	863.7	43.2	4.99
Automobile	196.8	11.7	5.96	194.4	13.2	6.78	241.2	18.3	7.58
Other [2]	187.1	15.2	8.11	163.8	12.4	7.57	189.6	14.5	7.66
Total Loans and Leases	5,680.3	257.7	4.54	5,349.9	261.8	4.89	5,472.5	286.5	5.23
Other	79.9	1.1	1.41	79.9	1.1	1.40	79.8	1.1	1.39
Total Earning Assets [3]	13,025.1	429.9	3.30	12,544.6	441.8	3.52	11,966.3	466.2	3.90
Cash and Noninterest-Bearing Deposits	137.2			135.3			229.6		
Other Assets	446.9			425.1			491.8		
Total Assets	$13,609.2			$13,105.0			$12,687.7		
Interest-Bearing Liabilities									
Interest-Bearing Deposits									
Demand	$ 1,938.6	$ 0.5	0.03 %	$ 1,786.7	$ 0.7	0.04 %	$ 1,715.8	$ 1.1	0.06 %
Savings	4,447.8	4.5	0.10	4,501.0	7.3	0.16	4,465.0	14.7	0.33
Time	1,524.6	7.4	0.48	1,067.8	10.3	0.96	1,088.7	13.4	1.23
Total Interest-Bearing Deposits	7,911.0	12.4	0.16	7,355.5	18.3	0.25	7,269.5	29.2	0.40
Short-Term Borrowings	15.1	—	0.14	18.2	—	0.11	23.3	—	0.13
Securities Sold Under Agreements to Repurchase	1,335.7	28.9	2.16	1,845.8	29.2	1.58	1,700.2	26.0	1.53
Long-Term Debt	31.5	1.9	6.10	31.6	2.0	6.23	61.0	3.5	5.81
Total Interest-Bearing Liabilities	9,293.3	43.2	0.47	9,251.1	49.5	0.53	9,054.0	58.7	0.65
Net Interest Income		$ 386.7			$ 392.3			$ 407.5	
Interest Rate Spread			2.83 %			2.99 %			3.25 %
Net Interest Margin			2.97 %			3.13 %			3.41 %
Noninterest-Bearing Demand Deposits	3,024.0			2,569.2			2,239.6		
Other Liabilities	268.6			264.6			381.4		
Shareholders' Equity	1,023.3			1,020.1			1,012.7		
Total Liabilities and Shareholders' Equity	$13,609.2			$13,105.0			$12,687.7		

[1] Non-performing loans and leases are included in the respective average loan and lease balances. Income, if any, on such loans and leases is recognized on a cash basis.
[2] Comprised of other consumer revolving credit, installment, and consumer lease financing.
[3] Interest income includes taxable-equivalent basis adjustments, based upon a federal statutory tax rate of 35%, of $9,473,000 for 2012, $2,080,000 for 2011, and $975,000 for 2010.

Analysis of Change in Net Interest Income – Taxable-Equivalent Basis **Table 2**

(dollars in millions)	Year Ended December 31, 2012 Compared to 2011			Year Ended December 31, 2011 Compared to 2010		
	Volume [1]	Rate [1]	Total	Volume [1]	Rate [1]	Total
Change in Interest Income:						
Funds Sold	$ (0.2)	$ (0.1)	$ (0.3)	$ —	$ (0.3)	$ (0.3)
Investment Securities						
Available-for-Sale	(24.8)	(5.6)	(30.4)	(36.5)	(28.2)	(64.7)
Held-to-Maturity	37.1	(14.3)	22.8	67.7	(2.0)	65.7
Loans Held for Sale	0.1	—	0.1	—	(0.4)	(0.4)
Loans and Leases						
Commercial and Industrial	0.4	(0.9)	(0.5)	1.1	(3.0)	(1.9)
Commercial Mortgage	4.6	(4.5)	0.1	2.9	(2.1)	0.8
Construction	1.1	0.0	1.1	(0.8)	0.0	(0.8)
Commercial Lease Financing	(1.0)	(0.9)	(1.9)	(1.8)	(0.8)	(2.6)
Residential Mortgage	11.1	(11.3)	(0.2)	1.2	(8.4)	(7.2)
Home Equity	(0.5)	(3.5)	(4.0)	(3.8)	(2.0)	(5.8)
Automobile	0.1	(1.6)	(1.5)	(3.3)	(1.8)	(5.1)
Other [2]	1.9	0.9	2.8	(1.9)	(0.2)	(2.1)
Total Loans and Leases	17.7	(21.8)	(4.1)	(6.4)	(18.3)	(24.7)
Total Change in Interest Income	29.9	(41.8)	(11.9)	24.8	(49.2)	(24.4)
Change in Interest Expense:						
Interest-Bearing Deposits						
Demand	0.1	(0.3)	(0.2)	—	(0.4)	(0.4)
Savings	(0.1)	(2.7)	(2.8)	0.1	(7.5)	(7.4)
Time	3.4	(6.3)	(2.9)	(0.2)	(2.9)	(3.1)
Total Interest-Bearing Deposits	3.4	(9.3)	(5.9)	(0.1)	(10.8)	(10.9)
Securities Sold Under Agreements to Repurchase	(9.4)	9.1	(0.3)	2.3	0.9	3.2
Long-Term Debt	—	(0.1)	(0.1)	(1.8)	0.3	(1.5)
Total Change in Interest Expense	(6.0)	(0.3)	(6.3)	0.4	(9.6)	(9.2)
Change in Net Interest Income	$ 35.9	$ (41.5)	$ (5.6)	$ 24.4	$ (39.6)	$ (15.2)

[1] The change in interest income and expense not solely due to changes in volume or rate has been allocated on a pro-rata basis to the volume and rate columns.
[2] Comprised of other consumer revolving credit, installment, and consumer lease financing.

Net Interest Income

Net interest income is affected by the size and mix of our balance sheet components as well as the spread between interest earned on assets and interest paid on liabilities. Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earnings assets.

Net interest income, on a taxable-equivalent basis, decreased by $5.6 million or 1% in 2012 compared to 2011. Net interest margin decreased by 16 basis points in 2012 compared to 2011. Yields on our earning assets decreased by 22 basis points in 2012 compared to 2011, reflective of investments and loans repricing at lower rates. Yields on our investment securities portfolio decreased by 21 basis points in 2012 compared to 2011, reflective of the run-off of higher yielding securities with proceeds, in part, being invested in lower yielding securities. Yields on our loans and leases declined in nearly every category in 2012 compared to 2011. Partially offsetting the lower yields on our earning assets was a decrease in deposit funding costs. Rates paid on our interest-bearing liabilities decreased by 6 basis points in 2012 compared to 2011. Rates paid on our savings deposits decreased by 6 basis points in 2012 compared to 2011 and rates paid on our time deposits decreased by 48 basis points in 2012 compared to 2011, partially offset by a 58 basis point increase on our rates paid on securities sold under agreements to repurchase as local government entities transferred their funds into time deposits.

Average balances of our earning assets increased by $480.5 million or 4% in 2012 compared to 2011 primarily due to an increase in our investment securities portfolio and residential mortgage loan portfolio. In 2012, we reduced our positions in U.S. Treasury Notes and mortgage-backed securities issued by Ginnie Mae and re-invested these proceeds, in part, into state and municipal bond holdings and debt securities issued by the Small Business Administration (the "SBA"). Average balances in our U.S. Treasury Notes decreased by $137.7 million and average balances in our mortgage-backed securities issued by Ginnie Mae decreased by $344.9 million in 2012 compared to 2011. Average balances of our state and municipal bond holdings increased by $511.8 million and average balances of our SBA securities increased by $253.1 million in 2012 compared to 2011. Also contributing to the increase in average balances of our earning assets was a $222.7 million increase in the average balance of our residential mortgage loan portfolio primarily due to strong refinancing activity, resulting from low interest rates, as well as our decision to add more fixed-rate conforming saleable loans to our portfolio. Average balances of our interest-bearing liabilities remained relatively unchanged at $9.3 billion in 2012. Average balances of our interest-bearing deposits increased by $555.5 million in 2012 compared to 2011 primarily due to an increase in average public time deposit balances. This was partially offset by a $510.1 million decrease in average public repurchase agreement balances due to the transfer of local government entities' funds to time deposits noted above.

Net interest income, on a taxable-equivalent basis, decreased by $15.2 million or 4% in 2011 compared to 2010. Net interest margin decreased by 28 basis points in 2011 compared to 2010. Yields on our earning assets decreased by 38 basis points in 2011 compared to 2010, reflective of higher levels of liquidity, lower average loan balances, and lower yields on loans and investment securities. Yields on our loans and leases declined in every category in 2011 compared to 2010. Yields on our investment securities portfolio decreased by 30 basis points in 2011 compared to 2010. Partially offsetting the lower yields on our earning assets was a decrease in our funding costs primarily due to lower rates paid on our interest-bearing deposits, reflective of the re-pricing of our deposits at lower interest rates. Rates paid on our savings deposits decreased by 17 basis points and rates paid on our time deposits decreased by 27 basis points in 2011 compared to 2010, partially offset by a 5 basis point increase on our rates paid on securities sold under agreements to repurchase.

Average balances of our earning assets increased by $578.3 million or 5% in 2011 compared to 2010 primarily due to an increase in our investment securities portfolio. In 2011, we changed the composition of our investment securities portfolio. We increased our holdings in U.S. Treasury Notes and securities issued by the SBA in an effort to further reduce the average duration of our portfolio. Average balances of our debt securities issued by the U.S. Treasury increased by $363.4 million and average balances of our SBA securities increased by $165.0 million in 2011 compared to 2010. Average balances of mortgaged-backed securities issued by Ginnie Mae also increased by $232.6 million in 2011 compared to 2010. Partially offsetting the increase in average balances of our earning assets was a $122.6 million decrease in average loan and lease balances resulting from continued paydowns along with subdued demand for new lending opportunities. Average balances of our interest-bearing liabilities increased by $197.0 million or 2% in 2011 compared to 2010 primarily due to growth in our interest-bearing deposits and securities sold under agreements to repurchase. Average balances of our interest-bearing demand deposits increased by $70.9 million primarily due to growth in our premier interest-bearing demand products. Average savings deposits increased by $36.0 million primarily due to an $83.7 million growth in our premier savings products and a $24.4 million growth in our personal savings product, partially offset by a $65.8 million decline in our business money market savings products. These increases were partially offset by a decline in our average time deposits as some customers moved their funds to more liquid deposits. Average balances in our securities sold under agreements to repurchase increased by $145.6 million in 2011 compared to 2010 primarily due to new placements to accommodate local government entities, partially offset by the prepayment of three repurchase agreements with private institutions in the third quarter of 2010.

Provision for Credit Losses

The Provision reflects our judgment of the expense or benefit necessary to achieve the appropriate amount of the Allowance. We maintain the Allowance at levels adequate to cover our estimate of probable credit losses as of the end of the reporting period. The Allowance is determined through detailed quarterly analyses of our loan and lease portfolio. The Allowance is based on our loss experience and changes in the economic environment, as well as an ongoing assessment of our credit quality. We recorded a Provision of $1.0 million in 2012, $12.7 million in 2011, and $55.3 million in 2010. The lower Provision recorded in 2012 and 2011 was reflective of continued improvements in our credit quality metrics and an improving Hawaii economy. For further discussion on the Allowance, see the "Corporate Risk Profile – Credit Risk" section in MD&A.

Noninterest Income

Table 3 presents the major components of noninterest income for 2012, 2011, and 2010.

Noninterest Income **Table 3**

	Year Ended December 31,			Dollar Change		Percent Change	
(dollars in thousands)	2012	2011	2010	2012 to 2011	2011 to 2010	2012 to 2011	2011 to 2010
Trust and Asset Management	$ 45,229	$ 45,046	$ 44,889	$ 183	$ 157	—%	— %
Mortgage Banking	35,644	14,664	18,576	20,980	(3,912)	143	(21)
Service Charges on Deposit Accounts	37,621	38,733	53,039	(1,112)	(14,306)	(3)	(27)
Fees, Exchange, and Other Service Charges	48,965	60,227	61,006	(11,262)	(779)	(19)	(1)
Investment Securities Gains (Losses), Net	(77)	6,366	42,848	(6,443)	(36,482)	(101)	(85)
Insurance	9,553	10,957	9,961	(1,404)	996	(13)	10
Other Income:							
Income from Bank-Owned Life Insurance	6,805	6,329	6,357	476	(28)	8	—
Gain on Mutual Fund Sale	489	1,956	2,852	(1,467)	(896)	(75)	(31)
Gain on the Sale of Leased Assets	3,335	1,001	1,126	2,334	(125)	233	(11)
Other	12,722	12,376	14,604	346	(2,228)	3	(15)
Total Other Income	23,351	21,662	24,939	1,689	(3,277)	8	(13)
Total Noninterest Income	$ 200,286	$ 197,655	$ 255,258	$ 2,631	$ (57,603)	1%	(23)%

Trust and asset management income is comprised of fees earned from the management and administration of trusts and other customer assets. These fees are largely based upon the market value of the assets that we manage and the fee rate charged to customers. Total trust assets under administration were $10.1 billion, $9.3 billion, and $10.1 billion as of December 31, 2012, 2011, and 2010, respectively. Trust and asset management income remained relatively unchanged in 2012 compared to 2011. Testamentary fees increased $0.8 million and agency fees rose $0.4 million in 2012 compared to 2011. This was partially offset by a $0.9 million decrease in special service fees which were the result of two large termination fees recorded in the first quarter of 2011. Trust and asset management income remained relatively unchanged in 2011 compared to 2010 as well. Our unified managed accounts, which were introduced in the latter half of 2010, generated an additional $1.1 million of fee revenue in 2011 compared to 2010. In addition, agency fees increased by $0.9 million and irrevocable trust fees rose by $0.6 million in 2011 primarily due to higher fee rates for assets previously invested in our proprietary mutual funds, which were sold/liquidated in July 2010. These increases were largely offset by a $2.9 million decrease in mutual fund investment management fees mainly due to the sale/liquidation of our proprietary mutual funds noted above.

Mortgage banking income is highly influenced by mortgage interest rates and the housing market. Mortgage banking income increased by $21.0 million or 143% in 2012 compared to 2011. This increase was primarily due to higher loan originations, sales volume, and margins in 2012 compared to 2011. Residential mortgage loan originations were $1.2 billion in 2012, a $256.9 million or 28% increase compared to 2011. Residential mortgage loan sales were $600.9 million in 2012, a $166.7 million or 38% increase compared to 2011. As noted above, we sold mortgage loans in the secondary market at higher margins in 2012 compared to 2011. Mortgage banking income decreased by $3.9 million or 21% in 2011 compared to 2010. This decrease was primarily due to lower loan origination and sales volume in 2011 compared to 2010. Residential mortgage loan originations were $925.7 million in 2011, an $89.9 million or 9% decrease compared to 2010. Residential mortgage loan sales were $434.2 million in 2011, a $235.6 million or 35% decrease from 2010. Contributing to lower mortgage loan sales was our decision to add more fixed-rate conforming saleable loans to our portfolio in 2011.

Service charges on deposit accounts decreased by $1.1 million or 3% in 2012 compared to 2011. This decrease was primarily due to a decline in account analysis fees as a result of reduced charges applied against the customers' earnings credit rate. Service charges on deposit accounts decreased by $14.3 million or 27% in 2011 compared to 2010. This decrease was primarily due to a $12.3 million decline in overdraft fees mainly the result of several processing changes implemented in the first quarter of 2011, combined with the Federal Reserve Board's amendments to Regulation E. Beginning on July 1, 2010 for new customers and August 15, 2010 for existing customers, those amendments prohibited a financial institution from assessing a fee to complete an ATM withdrawal or one-time debit card transaction which will cause an overdraft unless the customer consents in advance ("opts-in"). In addition, account analysis fees decreased by $1.4 million in 2011 primarily due to higher investable balances resulting in larger earnings credit rates granted to our customers.

Fees, exchange, and other service charges are primarily comprised of debit card income, fees from ATMs, merchant service activity, and other loan fees and service charges. Fees, exchange, and other service charges decreased by $11.3 million or 19% in

2012 compared to 2011. This decrease was primarily due to a $10.9 million decline in debit card income resulting mainly from the pricing restrictions imposed by the Durbin Amendment, which was effective October 1, 2011. Fees, exchange, and other service charges decreased by $0.8 million or 1% in 2011 compared to 2010 primarily due to a $0.8 million decrease in ATM fees and a $0.5 million decrease in other loan fees. Debit card income was also adversely affected in the fourth quarter of 2011 by the pricing restrictions imposed by the Durbin Amendment noted above. These items were partially offset by a $0.7 million increase in debit card income resulting mainly from growth in debit card usage and an increase in mileage program fees.

Sales of investment securities resulted in a $0.1 million net loss in 2012, a $6.4 million net gain in 2011, and a $42.8 million net gain in 2010. The amount and timing of our sales of investment securities are dependent on a number of factors, including our efforts to preserve capital levels while managing duration and extension risk.

Insurance income decreased by $1.4 million or 13% in 2012 compared to 2011 primarily due to lower sales of our annuity products. The low interest rate environment, in particular, continues to adversely affect sales of our fixed annuity products. Insurance income increased by $1.0 million or 10% in 2011 compared to 2010 primarily due to an increase in income from our variable annuity products.

Other noninterest income increased by $1.7 million or 8% in 2012 compared to 2011. This increase was primarily due to a lessee exercising its early buy-out option on two cargo ship leveraged leases which resulted in a pre-tax gain of $3.5 million in the first quarter of 2012. In addition, we received a $0.5 million contingent payment in the third quarter of 2012 related to the 2010 sale of our proprietary mutual funds. Also contributing to the increase was a $0.5 million increase in income from bank-owned life insurance. These items were partially offset by a $2.0 million contingent payment received in the third quarter of 2011 related to the 2010 sale of our proprietary mutual funds, combined with a $1.0 million pre-tax loss related to the sale and termination of an aircraft lease in the first quarter of 2012. Other noninterest income decreased by $3.3 million or 13% in 2011 compared to 2010. This decrease was primarily due to net gains of $2.9 million resulting from the sale of our proprietary mutual funds in the third quarter of 2010, partially offset by the aforementioned $2.0 million contingent payment received in the third quarter of 2011 related to the 2010 mutual funds sale. In addition, we recognized a $0.9 million contingent payment received in the third quarter of 2010 related to the sale of our retail insurance brokerage operation in the second quarter of 2009.

Noninterest Expense

Table 4 presents the major components of noninterest expense for 2012, 2011, and 2010.

Noninterest Expense **Table 4**

	Year Ended December 31,			Dollar Change		Percent Change	
(dollars in thousands)	2012	2011	2010	2012 to 2011	2011 to 2010	2012 to 2011	2011 to 2010
Salaries and Benefits:							
Salaries	$ 115,208	$ 115,512	$ 119,515	$ (304)	$ (4,003)	— %	(3)%
Incentive Compensation	16,926	16,367	15,544	559	823	3	5
Share-Based Compensation and Cash Grants for the Purchase of Company Stock	6,961	5,720	6,805	1,241	(1,085)	22	(16)
Commission Expense	6,993	6,489	6,666	504	(177)	8	(3)
Retirement and Other Benefits	16,014	16,829	15,708	(815)	1,121	(5)	7
Payroll Taxes	10,593	10,645	10,084	(52)	561	—	6
Medical, Dental, and Life Insurance	9,319	9,039	8,242	280	797	3	10
Separation Expense	2,394	2,215	3,149	179	(934)	8	(30)
Total Salaries and Benefits	184,408	182,816	185,713	1,592	(2,897)	1	(2)
Net Occupancy	42,965	43,169	40,988	(204)	2,181	—	5
Net Equipment	19,723	18,849	19,371	874	(522)	5	(3)
Professional Fees	9,623	8,623	7,104	1,000	1,519	12	21
FDIC Insurance	7,873	9,346	12,564	(1,473)	(3,218)	(16)	(26)
Other Expense:							
Data Services	13,202	14,067	13,812	(865)	255	(6)	2
Delivery and Postage Services	8,612	8,955	9,072	(343)	(117)	(4)	(1)
Mileage Program Travel	6,741	8,910	8,055	(2,169)	855	(24)	11
Merchant Transaction and Card Processing Fees	4,895	5,162	5,203	(267)	(41)	(5)	(1)
Advertising	4,659	5,484	5,010	(825)	474	(15)	9
Stationery and Supplies	3,972	4,275	4,587	(303)	(312)	(7)	(7)
Donations	1,033	2,075	1,146	(1,042)	929	(50)	81
Repurchase Agreement Early Termination Expense	—	—	5,189	—	(5,189)	n.m.	n.m.
Settlement Related to Overdraft Claims	—	9,000	—	(9,000)	9,000	n.m.	n.m.
Other	26,582	27,462	28,422	(880)	(960)	(3)	(3)
Total Other Expense	69,696	85,390	80,496	(15,694)	4,894	(18)	6
Total Noninterest Expense	$ 334,288	$ 348,193	$ 346,236	$ (13,905)	$ 1,957	(4)%	1 %

n.m. - not meaningful.

Total salaries and benefits increased by $1.6 million or 1% in 2012 compared to 2011. Share-based compensation increased by $1.2 million primarily due to an increase in amortization related to performance-based restricted stock granted in the first quarter of 2012. In addition, incentive compensation and commission expense increased by $0.6 million and $0.5 million, respectively. These increases were partially offset by a $0.8 million decrease in retirement and other benefits due to lower amortization expense related to our pension plan. Total salaries and benefits decreased by $2.9 million or 2% in 2011 compared to 2010. This decrease was primarily due to a $4.0 million decrease in salaries expense. We experienced an increase in deferred salaries in 2011, which has the effect of decreasing salaries expense, resulting from our decision to add more fixed-rate conforming saleable loans to our portfolio. Lower salaries expense was also due to a decline in the number of full-time equivalent employees and one fewer paid working day. Share-based compensation and cash grants for the purchase of company stock decreased by $1.1 million primarily due to lower amortization on restricted stock awards. These decreases were partially offset by an increase in retirement benefits expense mainly due to a $1.0 million settlement gain in 2010 on the extinguishment of retiree life insurance obligations. In addition, incentive compensation was $0.8 million higher in 2011 compared to 2010. Our incentive programs are designed to reward performance and to provide market competitive total compensation. Executive incentive programs, in particular, are designed to align the long-term interests of executives and shareholders through the achievement of earnings growth and stock price appreciation.

Net occupancy decreased by $0.2 million or less than 1% in 2012 compared to 2011. This decrease was primarily due to a $0.9 million decline in depreciation expense primarily related to the closure of two branches in April 2012, partially offset by an increase in impairment charges. We recorded impairment charges of $1.1 million and $0.6 million in 2012 and 2011, respectively, related to several of the Company's branch premises. Net occupancy increased by $2.2 million or 5% in 2011 compared to 2010.

This increase was primarily due to a $1.4 million increase in utilities mainly the result of higher electricity rates, and a $1.0 million increase in depreciation expense due mainly to the change in estimated useful lives related to two properties.

Net equipment expense increased by $0.9 million or 5% in 2012 compared to 2011 primarily due to the purchase of technology equipment in the first quarter of 2012. Net equipment expense decreased by $0.5 million or 3% in 2011 compared to 2010 primarily due to the purchase of technology equipment in 2010.

Professional fees increased by $1.0 million or 12% in 2012 compared to 2011 primarily due to an increase in information technology and tax consulting fees. Professional fees increased by $1.5 million or 21% in 2011 compared to 2010 primarily due to a $1.0 million increase in legal fees combined with a $0.8 million increase in fees related to management of our investment platform and providing investment advisory services to our customers.

FDIC insurance expense decreased by $1.5 million or 16% in 2012 compared to 2011. This decrease was primarily due to lower rate assessments as a result of new rules finalized by the FDIC. As required by the Dodd-Frank Act, on February 7, 2011, the FDIC finalized new rules which redefined the assessment base as "average consolidated total assets minus average tangible equity." The new rate schedule and other revisions to the assessment rules became effective April 1, 2011. On October 9, 2012, the FDIC issued a final rule that revised the definitions of subprime consumer loans and leveraged commercial loans for banks with more than $10.0 billion in assets that are subject to the large-bank pricing assessment system. The final rule is effective April 1, 2013. As of the date of this filing, management is still assessing the potential impact that the provisions of this final rule may have on the Company's FDIC assessments. FDIC insurance expense decreased by $3.2 million or 26% in 2011 compared to 2010 primarily due to the new rate schedule and other revisions to the assessment rules noted above.

Other noninterest expense decreased by $15.7 million or 18% in 2012 compared to 2011. This decrease was primarily due to $9.0 million related to the settlement of overdraft litigation recorded in the second quarter of 2011. In addition, expenses related to our debit card airline mileage program decreased by $2.2 million, insurance expense decreased by $1.6 million, and operating losses, which include losses as a result of bank error, fraud, items processing, or theft, decreased by $1.5 million in 2012 compared to 2011. Other noninterest expense increased by $4.9 million or 6% in 2011 compared to 2010. This increase was primarily due to the aforementioned $9.0 million settlement of overdraft litigation expense in the second quarter of 2011. Also contributing to the increase was a $1.3 million gain in 2010 related to the sale of foreclosed real estate, which was recorded as a component of other noninterest expense. These increases were partially offset by $5.2 million in early termination costs incurred in the third quarter of 2010 related to the prepayment of $75.0 million in securities sold under agreements to repurchase.

Income Taxes

Table 5 presents our provision for income taxes and effective tax rates for 2012, 2011, and 2010:

Provision for Income Taxes and Effective Tax Rates **Table 5**

(dollars in thousands)	Provision for Income Taxes	Effective Tax Rates
2012	$ 76,214	31.46%
2011	66,937	29.49%
2010	76,273	29.31%

The provision for income taxes was $76.2 million in 2012, an increase of $9.3 million or 14% compared to 2011. The higher effective tax rate in 2012 compared to 2011 was due in part to higher pretax income as well as the absence of significant discrete tax items recorded in prior years as described below.

The provision for income taxes was $66.9 million in 2011, a decrease of $9.3 million or 12% compared to 2010. The effective tax rate for 2011 remained relatively unchanged from 2010. The effective tax rate in 2011 was favorably impacted by lower pretax income as well as several significant discrete tax items. We recorded a $3.5 million credit to the provision for income taxes related to the reversal of liabilities for unrecognized state tax benefits due to the lapse in the statute of limitations related to tax years held open by the settlement of the Lease In-Lease Out ("LILO") and Sale In-Lease Out ("SILO") transactions and the filing of Hawaii amended tax returns to report the Internal Revenue Service ("IRS") adjustments. We also recorded a $3.5 million credit to the provision for income taxes related to the release of general reserves due to the closing of the IRS audit for tax years 2007 and 2008 and as a result of settling interest due to the IRS for tax years 1998 through 2006. Also favorably impacting the effective tax rate in 2011 was a $3.5 million release of a valuation allowance for the expected utilization of capital losses on the future sale of a low-income housing investment.

The provision for income taxes was $76.3 million and the effective tax rate was 29.31% in 2010. The effective tax rate in 2010 was favorably impacted by a $7.7 million credit to the provision for income taxes for the release of reserves. This credit was the result of the closing of the audit by the IRS related to the tax years held open by the settlement of the LILO and SILO transactions and the filing of Hawaii amended tax returns to report the IRS adjustments. Also favorably impacting our effective tax rate in 2010 was a $2.7 million release of a valuation allowance for the expected utilization of capital losses on the future sale of a low-income housing investment. The other significant transaction that favorably impacted the effective tax rate was the sale of our equity interest in two leveraged leases, which resulted in a $4.4 million credit to the provision for income taxes in 2010.

Analysis of Business Segments

Our business segments are Retail Banking, Commercial Banking, Investment Services, and Treasury and Other. Table 6 summarizes net income from our business segments for 2012, 2011, and 2010. Additional information about segment performance is presented in Note 13 to the Consolidated Financial Statements.

Business Segment Net Income **Table 6**

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Retail Banking	$ 37,403	$ 30,919	$ 47,579
Commercial Banking	51,349	53,203	52,737
Investment Services	8,923	9,943	11,452
Total	97,675	94,065	111,768
Treasury and Other	68,401	65,978	72,174
Consolidated Total	$ 166,076	$ 160,043	$ 183,942

Retail Banking

Net income increased by $6.5 million or 21% in 2012 compared to 2011 primarily due to decreases in the Provision and noninterest expense, combined with an increase in noninterest income. This was partially offset by a decrease in net interest income. The decrease in the Provision was primarily due to lower net charge-offs of loans and leases in the segment combined with improving credit trends and the underlying risk profile of the loan portfolio. The decrease in noninterest expense was primarily due to higher 2011 allocated expenses related to the overdraft litigation settlement accrued in the second quarter of 2011. The increase in noninterest income was primarily due to higher mortgage banking income, partially offset by lower debit card interchange income resulting from the pricing restrictions imposed by the Durbin Amendment, which was effective October 1, 2011. The decrease in net interest income was primarily due to lower earnings credits on the segment's deposit portfolio, partially offset by higher average deposit and loan balances.

Net income decreased by $16.7 million or 35% in 2011 compared to 2010 primarily due to a decrease in net interest income and noninterest income, combined with an increase in noninterest expense. This was partially offset by a decrease in the Provision. The decrease in net interest income was primarily due to lower earnings credits on the segment's deposit portfolio and lower average loan balances and loan margins, partially offset by higher average deposit balances. The decrease in noninterest income was primarily due to lower overdraft fees mainly resulting from several overdraft processing changes implemented in the first quarter of 2011, combined with the FRB's amendments to Regulation E. Also contributing to the decrease in noninterest income was lower mortgage banking income, ATM fees, and account analysis fees. The increase in noninterest expense was primarily due to the previously noted accrual related to the settlement of overdraft litigation recorded in the second quarter of 2011, combined with higher occupancy and debit card expense, partially offset by lower allocated FDIC insurance costs. The decrease in the Provision was primarily due to lower net charge-offs of loans and leases in the segment.

Commercial Banking

Net income decreased by $1.9 million or 3% in 2012 compared to 2011 primarily due to a decrease in net interest income. This was partially offset by decreases in the provision for income taxes and noninterest expense, and to an increase in noninterest income. The decrease in net interest income was due to lower earnings credits on the segment's deposit portfolio, partially offset by higher average deposit balances. The decrease in the provision for income taxes and the increase in noninterest income were attributed to a gain recognized upon a lessee exercising its early buy-out option on two cargo ship leveraged leases in the first quarter of 2012. The decrease in noninterest expense was primarily due to lower other operating expense, higher allocated expenses in 2011 related to the overdraft litigation settlement accrued in the second quarter of 2011, and lower allocated FDIC insurance expense resulting from lower rate assessments.

Net income increased by $0.5 million or 1% in 2011 compared to 2010 primarily due to decreases in the Provision and noninterest expense. This was partially offset by lower net interest income and noninterest income. The decrease in the Provision was primarily due to reduced risk, lower net charge-offs of loans and leases, and a partial recovery on a previously charged-off leveraged lease. The decrease in noninterest expense was primarily due to lower salaries, occupancy, and allocated expenses. The decrease in net interest income was primarily due to lower earnings credits on the segment's deposit portfolio, partially offset by higher average deposit balances. The decrease in noninterest income was primarily due to lower overdraft fees, account analysis fees, and a contingent payment received in 2010 related to the sale of assets of our retail insurance brokerage operation in 2009.

Investment Services

Net income decreased by $1.0 million or 10% in 2012 compared to 2011 primarily due to decreases in net interest income and noninterest income, partially offset by a decrease in noninterest expense. The decrease in net interest income was primarily due to lower earnings credits on the segment's deposit portfolio. The decrease in noninterest income was primarily due to lower annuity and life insurance fee income from the segment's full service brokerage, coupled with a contingent payment received in the third quarter of 2011 related to the 2010 sale of our proprietary mutual funds. The decrease in noninterest expense was primarily due to lower salaries and other operating expense.

Net income decreased by $1.5 million or 13% in 2011 compared to 2010 primarily due to a decrease in net interest income and an increase in noninterest expense. The decrease in net interest income was primarily due to lower earnings credits on the segment's deposit portfolio and lower average deposit balances. The increase in noninterest expense was due to higher direct operating and allocated expenses.

Treasury and Other

Net income increased by $2.4 million or 4% in 2012 compared to 2011 primarily due to an increase in net interest income. This was partially offset by lower noninterest income. The increase in net interest income was primarily due to lower deposit funding costs partially offset by lower yields in the investment portfolio. The decrease in noninterest income was primarily due to lower net investment securities gains.

Net income decreased by $6.2 million or 9% in 2011 compared to 2010 primarily due to a decrease in noninterest income. This was partially offset by higher net interest income, and a lower Provision and noninterest expense. The decrease in noninterest income was primarily due to lower net investment securities gains. The increase in net interest income was primarily due to lower deposit funding costs. The decrease in the Provision was reflective of continued improvements in our credit quality metrics and an improving Hawaii economy. The decrease in noninterest expense was primarily due to the early termination costs related to the prepayment of $75.0 million in securities sold under agreements to repurchase in 2010 and lower separation expense in 2011.

Other organizational units (Technology, Operations, Marketing, Human Resources, Finance, Credit and Risk Management, and Corporate and Regulatory Administration) included in Treasury and Other provide a wide-range of support to the Company's other income earning segments. Expenses incurred by these support units are charged to the business segments through an internal cost allocation process.

Analysis of Statements of Condition

Investment Securities

Table 7 presents the contractual maturity distribution, weighted-average yield to maturity, and fair value of our investment securities.

Contractual Maturity Distribution, Weighted-Average Yield to Maturity, and Fair Value of Investment Securities **Table 7**

(dollars in millions)	1 Year or Less	Weighted Average Yield	After 1 Year-5 Years	Weighted Average Yield	After 5 Years-10 Years	Weighted Average Yield	Over 10 Years	Weighted Average Yield	Total	Weighted Average Yield	Fair Value
As of December 31, 2012											
Investment Securities Available-for-Sale [1]											
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 401.8	0.9%	$ 66.7	2.3%	$ 67.2	2.6%	$ 319.4	2.3%	$ 855.1	1.6%	$ 870.0
Debt Securities Issued by States and Political Subdivisions [2]	34.9	1.7	48.5	2.7	360.6	3.2	309.2	5.0	753.2	3.8	782.4
Debt Securities Issued by Corporations	—	—	82.4	2.2	—	—	—	—	82.4	2.2	84.5
Mortgage-Backed Securities Issued by [3]											
Government Agencies	—	—	—	—	42.0	3.5	1,523.7	2.5	1,565.7	2.5	1,593.4
U.S. Government-Sponsored Enterprises	0.2	4.5	0.1	4.5	7.4	4.5	27.6	3.2	35.3	3.5	37.3
Total Mortgage-Backed Securities	0.2	4.5	0.1	4.5	49.4	3.7	1,551.3	2.5	1,601.0	2.6	1,630.7
Total Investment Securities Available-for-Sale	$ 436.9	1.0%	$ 197.7	2.4%	$ 477.2	3.1%	$ 2,179.9	2.8%	$ 3,291.7	2.6%	$ 3,367.6
Investment Securities Held-to-Maturity											
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 50.1	1.1%	$ 140.1	1.8%	$ —	—%	$ —	—%	$ 190.2	1.6%	$ 195.4
Debt Securities Issued by Corporations	—	—	—	—	—	—	24	1.5	24.0	1.5	24.0
Mortgage-Backed Securities Issued by [3]											
Government Agencies	—	—	—	—	30.9	3.7	3,318.5	2.9	3,349.4	2.9	3,434.7
U.S. Government-Sponsored Enterprises	—	—	1.5	3.5	4.0	3.8	26.0	3.8	31.5	3.8	33.6
Total Mortgage-Backed Securities	—	—	1.5	3.5	34.9	3.7	3,344.5	2.9	3,380.9	2.9	3,468.3
Total Investment Securities Held-to-Maturity	$ 50.1	1.1%	$ 141.6	1.8%	$ 34.9	3.7%	$ 3,368.5	2.9%	$ 3,595.1	2.9%	$ 3,687.7
Total Investment Securities											
As of December 31, 2012	$ 487.0		$ 339.3		$ 512.1		$5,548.4		$ 6,886.8		$ 7,055.3
As of December 31, 2011	$ 427.3		$ 791.5		$ 200.8		$ 5,625.1		$ 7,044.7		$ 7,206.1
As of December 31, 2010	$ 172.2		$ 180.0		$ 195.1		$ 6,037.1		$ 6,584.4		$ 6,667.9

[1] Weighted-average yields on available-for-sale investment securities are based on amortized cost.
[2] Weighted-average yields on obligations of states and political subdivisions are generally tax-exempt and are computed on a taxable-equivalent basis using a federal statutory tax rate of 35%.
[3] Contractual maturities do not anticipate reductions for periodic paydowns.

The carrying value of our investment securities portfolio was $7.0 billion as of December 31, 2012, a decrease of $147.1 million or 2% compared to December 31, 2011.

We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, and the level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds we deploy into investment securities, change the composition of our investment securities portfolio, and change the proportion of investments made into the available-for-sale and held-to-maturity investment categories.

In 2012, we reduced our positions in U.S. Treasury Notes and mortgage-backed securities issued by the Government National Mortgage Association ("Ginnie Mae"). We re-invested these proceeds, in part, into state and municipal bond holdings. As of December 31, 2012, our remaining portfolio of Ginnie Mae mortgage-backed securities was primarily comprised of securities issued between 2008 and 2011. As of December 31, 2012, the credit ratings of these mortgage-backed securities were all AAA-rated, with a low probability of a change in ratings in the near future. As of December 31, 2012, our available-for-sale investment securities portfolio was comprised of securities with an average base duration of less than three years.

Gross unrealized gains in our investment securities portfolio were $172.3 million as of December 31, 2012 and $168.0 million as of December 31, 2011. Gross unrealized losses on our temporarily impaired investment securities were $3.8 million as of

December 31, 2012 and $6.6 million as of December 31, 2011. As of December 31, 2012, the gross unrealized losses were primarily related to mortgage-backed securities issued by government agencies and were attributable primarily to changes in interest rates, relative to when the investment securities were purchased. See Note 3 to the Consolidated Financial Statements for more information.

Loans and Leases

Total loans and leases were $5.9 billion as of December 31, 2012. This represents a $316.2 million or 6% increase from December 31, 2011 with increases in nearly every lending category.

The commercial loan and lease portfolio is comprised of commercial and industrial loans, commercial mortgages, construction loans, and lease financing. Commercial and industrial loans are made primarily to corporations, middle market, and small businesses. Commercial mortgages and construction loans are offered to real estate investors, developers, and builders primarily domiciled in Hawaii. Commercial mortgages are secured by real estate. The source of repayment for investor property is cash flow from the property and for owner-occupied property is the operating cash flow from the business. Construction loans are for the purchase or construction of a property for which repayment will be generated by the property. We classify loans as construction until the completion of the construction phase. Following construction, if a loan is retained, the loan is reclassified to the commercial mortgage category. Lease financing consists of direct financing leases and leveraged leases. Although our primary market is Hawaii, the commercial portfolio contains loans to some borrowers based on the U.S. Mainland, including some Shared National Credits.

Commercial loans and leases were $2.3 billion as of December 31, 2012, an increase of $149.9 million or 7% from December 31, 2011. Commercial and industrial loans increased by $12.3 million or 2% from December 31, 2011. Commercial mortgage loans increased by $159.2 million or 17% from December 31, 2011 primarily due to increased demand from new and existing customers. Commercial mortgage loans originated in 2012 were to finance new business activities as well as for refinancing opportunities in the current low interest rate environment. Construction loans increased by $15.3 million or 16% from December 31, 2011, as we experienced modest growth in this portfolio due to continued improvement in the Hawaii economy. Lease financing decreased by $37.0 million or 12% from December 31, 2011. This decrease was primarily due to a $16.6 million decrease in balances related to a lessee's decision to exercise its early buy-out option on two cargo ship leveraged leases in 2012. Also contributing to the decrease in lease financing balances was a $6.1 million decrease related to the sale and termination of an aircraft lease in 2012.

The consumer loan and lease portfolio is comprised of residential mortgage loans, home equity lines and loans, personal credit lines, direct installment loans, and indirect auto loans and leases. These products are offered generally in the markets we serve. Although we offer a variety of products, our residential mortgage loan portfolio is primarily comprised of fixed rate loans concentrated in Hawaii. We also offer a variety of home equity lines and loans, secured by second mortgages on residential property of the borrower. Direct installment loans are secured or unsecured and are often used for personal expenses or for debt consolidation. Auto loans are available at fixed interest rates at terms up to 78 months. Auto leases are also available at select Hawaii new car dealerships. In 2012, we also introduced a rewards-based consumer credit card product.

Consumer loans and leases were $3.5 billion as of December 31, 2012, an increase of $166.3 million or 5% from December 31, 2011. Residential mortgage loans increased by $134.0 million or 6% from December 31, 2011 primarily due to strong refinancing activity, the result of low interest rates, as well as our decision to add more fixed-rate conforming saleable loans to our portfolio. Home equity loans decreased by $10.3 million or 1% from December 31, 2011 primarily due to continued paydowns and reduced line utilization. Automobile loans increased by $17.3 million or 9% from December 31, 2011 primarily due to increased customer demand and changes in our underwriting practices. Other consumer loans increased by $25.3 million or 14% from December 31, 2011 primarily due to the success of our installment loan product.

See Note 4 to the Consolidated Financial Statements and the "Corporate Risk Profile – Credit Risk" section of MD&A for more information on our loan and lease portfolio.

Table 8 presents the geographic distribution of our loan and lease portfolio. Table 9 presents a maturity distribution for selected loan categories. This table excludes real estate loans (other than construction loans), lease financing, and consumer loans.

Geographic Distribution of Loan and Lease Portfolio **Table 8**

	December 31, 2012					
(dollars in thousands)	Hawaii	U.S. Mainland [1]	Guam	Other Pacific Islands	Foreign [2]	Total
Commercial						
Commercial and Industrial	$ 726,401	$ 29,571	$ 70,622	$ 2,213	$ 705	$ 829,512
Commercial Mortgage	988,165	33,240	76,020	—	—	1,097,425
Construction	109,956	—	4,031	—	—	113,987
Lease Financing	31,871	207,236	13,070	—	22,792	274,969
Total Commercial	1,856,393	270,047	163,743	2,213	23,497	2,315,893
Consumer						
Residential Mortgage	2,209,882	—	135,491	4,543	—	2,349,916
Home Equity	740,939	7,784	19,682	1,971	—	770,376
Automobile	152,031	4,068	50,716	3,017	—	209,832
Other [3]	148,724	—	23,867	35,904	9	208,504
Total Consumer	3,251,576	11,852	229,756	45,435	9	3,538,628
Total Loans and Leases	$ 5,107,969	$ 281,899	$ 393,499	$ 47,648	$ 23,506	$ 5,854,521
Percentage of Total Loans and Leases	87%	5%	7%	1%	—%	100%

[1] For secured loans and leases, classification as U.S. Mainland is made based on where the collateral is located. For unsecured loans and leases, classification as U.S. Mainland is made based on the location where the majority of the borrower's business operations are conducted.

[2] Loans classified as Foreign represent those which are recorded in the Company's international business units. Lease financing classified as Foreign represent those with air transportation carriers based outside the United States.

[3] Comprised of other revolving credit, installment, and lease financing.

Maturities for Selected Loan Categories [1] **Table 9**

	December 31, 2012			
(dollars in thousands)	Due in One Year or Less	Due After One to Five Years [2]	Due After Five Years [2]	Total
Commercial and Industrial	$ 328,979	$ 288,768	$ 211,765	$ 829,512
Construction	40,837	65,430	7,720	113,987
Total	$ 369,816	$ 354,198	$ 219,485	$ 943,499

[1] Based on contractual maturities.

[2] As of December 31, 2012, loans maturing after one year consisted of $323.8 million in variable rate loans and $249.9 million in fixed rate loans.

Other Assets

Other assets were $457.0 million as of December 31, 2012, an increase of $15.2 million or 3% from December 31, 2011. The increase in other assets was primarily due to a $12.5 million increase in the balance of our low-income housing and other equity investments, a $5.3 million increase in the value of our bank-owned life insurance, and a $4.5 million increase in the fair value of our derivative financial instruments. The increase in the fair value of derivative financial instruments was primarily attributable to the fair value of our interest rate lock commitments and forward commitments, the result of a large unclosed pipeline of residential mortgage applications as of December 31, 2012. This was partially offset by a $7.1 million decrease in prepaid FDIC assessments due to amortization recorded in 2012. See Note 7 to the Consolidated Financial Statements for more information on the composition of our other assets.

As of December 31, 2012, the carrying value of our Federal Home Loan Bank of Seattle ("FHLB") stock was $60.2 million and consisted of 602,001 shares valued at a par value of $100 per share. Our investment in the FHLB is a condition of membership and, as such, is required to obtain credit and other services from the FHLB. For the past several quarters, the FHLB met all of its regulatory capital requirements, but remained classified as "undercapitalized" by its primary regulator, the Federal Housing Finance Agency ("Finance Agency"), due to several factors including the possibility that further declines in the value of its private-label mortgage-backed securities could cause it to fall below its risk-based capital requirements. However, on September 7, 2012, the FHLB reported that its financial health has been steadily improving. As such, the Finance Agency upgraded the FHLB's classification to “adequately capitalized,” which allows it, conditions permitting, to repurchase a small amount of excess capital stock for the first time since December 2008. In 2007, we requested the redemption of 361,645 shares of FHLB stock. In

2012, the FHLB redeemed 10,923 shares of their stock at par value of $100 per share for a total of $1.1 million. This redemption reduced our holdings in FHLB stock from $61.3 million as of December 31, 2011 to $60.2 million as of December 31, 2012. Based upon the foregoing, we have not recorded an impairment of the carrying value of our FHLB stock as of December 31, 2012.

Goodwill

Goodwill was $31.5 million as of December 31, 2012 and 2011. As of December 31, 2012, based on our qualitative assessment, there were no reporting units where we believed that it was more likely than not that the fair value of a reporting unit was less than its carrying amount, including goodwill. As a result, we had no reporting units where there was a reasonable possibility of failing Step 1 of the goodwill impairment test. See Note 1 to the Consolidated Financial Statements for more information on our goodwill impairment policy.

Deposits

Total deposits were $11.5 billion as of December 31, 2012, a $936.9 million or 9% increase from December 31, 2011. We have successfully grown our deposit balances in each of the past 6 consecutive years. We believe that our strong brand plays a key role in increasing deposit balances for us, as we compete with other financial institutions for a share of the deposit market.

The increase in deposit balances in 2012 was primarily due to a $677.5 million increase in our personal and business interest and non-interest bearing demand accounts. Also contributing to the increase was a $388.4 million increase in public time deposits. This was partially offset by a $154.5 million decrease in our business money market savings accounts.

Average time deposits of $100,000 or more were $1.2 billion in 2012 and $675.1 million in 2011. See Note 8 to the Consolidated Financial Statements for more information.

Table 10 presents the components of our savings deposits as of December 31, 2012 and 2011.

Savings Deposits **Table 10**

(dollars in thousands)	**2012**	**2011**
Money Market	$ 1,605,597	$ 1,732,999
Regular Savings	2,793,719	2,665,639
Total Savings Deposits	$ 4,399,316	$ 4,398,638

Borrowings

Borrowings, which consists of funds purchased, were $11.3 million as of December 31, 2012, a $0.5 million or 5% increase from December 31, 2011. We manage the level of our borrowings to ensure that we have adequate sources of liquidity. Due to high levels of deposits and our increased capital levels, our level of borrowings as a source of funds has remained low. See Note 9 to the Consolidated Financial Statements for more information.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase were $758.9 million as of December 31, 2012, a $1.2 billion or 61% decrease from December 31, 2011. This decrease was primarily due to local government entities transferring funds from repurchase agreements to time deposits during 2012.

Average rates paid on securities sold under agreements to repurchase were 2.16% in 2012, a 58 basis point increase from 2011. The increase in average rates paid in 2012 was due to the balance of securities sold under agreements to repurchase being comprised of a relatively larger percentage of private institution repurchase agreements compared to local government repurchase agreements. The local government repurchase agreements were generally short-term with low interest rates. As noted above, these repurchase agreements have been decreasing, resulting in a relatively higher percentage of private institution repurchase agreements which are at higher interest rates. As of December 31, 2012, the weighted average interest rates for outstanding agreements with government entities and private institutions were 0.12% and 4.63%, respectively.

We have not entered into agreements in which the securities sold and the related liability was not recorded on the consolidated statements of condition. See Note 9 to the Consolidated Financial Statements for more information.

Long-Term Debt

Long-term debt was $128.1 million as of December 31, 2012, a $97.4 million increase from December 31, 2011. This increase was due to a $100.0 million advance we received from the FHLB in the fourth quarter of 2012. The stated interest on the advance is 0.60% with maturity in December 2015. The advance from the FHLB was primarily for asset/liability management purposes. As of December 31, 2012, our remaining line of credit with the FHLB of $1.0 billion.

Pension and Postretirement Plan Obligations

Retirement benefits payable were $47.7 million as of December 31, 2012, a $0.7 million or 2% increase from December 31, 2011. Our pension and postretirement benefit obligations and net periodic benefit cost are actuarially determined based on a number of key assumptions, including the discount rate, the expected return on plan assets, and the health-care cost trend rate. The accounting for pension and postretirement benefit plans reflect the long-term nature of the obligations and the investment horizon of the plan assets. The increase in retirement benefits payable as of December 31, 2012 was primarily due to utilizing a lower discount rate.

The discount rate is used to determine the present value of future benefit obligations and the net periodic benefit cost. The discount rate used to value the present value of future benefit obligations as of each year-end is the rate used to estimate the net periodic benefit cost for the following year. Table 11 presents a sensitivity analysis of a 25 basis point change in discount rates to the pension and postretirement benefit plan's net periodic benefit cost and benefit obligations:

Discount Rate Sensitivity Analysis **Table 11**

		Impact of			
		Discount Rate 25 Basis Point Increase		Discount Rate 25 Basis Point Decrease	
(dollars in thousands)	Base Discount Rate	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
2012 Net Periodic Benefit Cost	5.04%	$ 4	$ (11)	$ (7)	$ 1
Benefit Plan Obligations as of December 31, 2012	4.29%	(3,097)	(857)	3,243	902
Estimated 2013 Net Periodic Benefit Cost	4.29%	14	1	(19)	(2)

See Note 14 to the Consolidated Financial Statements for more information on our pension and postretirement benefit plans.

Foreign Activities

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments, and any other monetary assets which are denominated in dollars or other non-local currency. As of December 31, 2012, 2011 and 2010, we did not have cross-border outstandings to any foreign country which exceeded 0.75% of our total assets.

We continue to monitor the debt crisis in Europe and the potential direct and indirect impact it may have on us. As of December 31, 2012, we had no direct exposure to sovereign European governments and our non-sovereign European exposures posed a low risk of loss to the Company. However, the U.S. and Hawaii economies and our customers may be adversely affected by future developments arising from the debt crisis in Europe, and, if our customers are, or the Hawaii economy is, so affected, it may have a negative effect on our business, financial condition, and results of operations.

Corporate Risk Profile

Managing risks is an essential part of successfully operating our business. Management believes that the most prominent risk exposures for the Company are credit risk, market risk, liquidity risk management, capital management, and operational risk.

Credit Risk

Credit risk is defined as the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control risk in the loan and lease portfolio by adhering to well-defined underwriting criteria and account administration standards established by management. Written credit policies document underwriting standards, approval levels, exposure limits, and other limits or standards deemed necessary and prudent. Portfolio diversification at the obligor, industry, product, and/or geographic location levels is actively managed to mitigate concentration risk. In addition, credit risk management also includes an independent credit review process that assesses compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. In addition to implementing risk management practices that are based upon established and sound lending practices, we adhere to sound credit principles. We understand and evaluate our customers' borrowing needs and capacity to repay, in conjunction with their character and history.

Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. Lease financing consists of direct financing leases and leveraged leases and are used by commercial customers to finance capital purchases ranging from computer equipment to transportation equipment. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant's ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant's financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant's credit history supplement the analysis of the applicant's creditworthiness.

Commercial mortgages and construction loans are offered to real estate investors, developers, builders, and owner-occupants primarily domiciled in Hawaii. These loans are secured by first mortgages on real estate at loan-to-value ("LTV") ratios deemed appropriate based on the property type, location, overall quality, and sponsorship. Generally, these LTV ratios do not exceed 75%. The commercial properties are predominantly developments such as retail centers, apartments, industrial properties and, to a lesser extent, more specialized properties such as hotels. Substantially all of our commercial mortgage loans are secured by properties located in our primary market area.

In the underwriting of our commercial mortgage loans, we obtain appraisals for the underlying properties. Decisions to lend are based on the economic fundamentals of the property and the creditworthiness of the borrower. In evaluating a proposed commercial mortgage loan, we primarily emphasize the ratio of the property's projected net cash flows to the loan's debt service requirement. The debt service coverage ratio normally is not less than 120% and it is computed after deduction for a vacancy factor and property expenses as appropriate. In addition, a personal guarantee of the loan or a portion thereof is sometimes required from the principal(s) of the borrower. We typically require title insurance insuring the priority of our lien, fire, and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property. In addition, business interruption insurance or other insurance may be required. Owner-occupant commercial mortgage loans are underwritten based upon the cash flow of the business provided that the real estate asset is utilized in the operation of the business. Real estate is evaluated independently as a secondary source of repayment. As noted above, LTV ratios generally do not exceed 75%.

Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end-user. We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

We offer a variety of first mortgage and junior lien loans to consumers within our markets with residential home mortgages comprising our largest loan category. These loans are secured by a primary residence and are underwritten using traditional underwriting systems to assess the credit risks and financial capacity and repayment ability of the consumer. Decisions are primarily based on LTV ratios, debt-to-income ("DTI") ratios, liquidity, and credit scores. LTV ratios generally do not exceed 80%, although higher levels are permitted with mortgage insurance. We offer variable rate mortgage loans with interest rates that are subject to change every year after the first, third, fifth, or seventh year, depending on the product and are based on the London Interbank Offered Rate ("LIBOR"). Variable rate mortgage loans are underwritten at fully-indexed interest rates. Non-traditional product offerings such as interest-only facilities are underwritten using a fully amortizing payment. We do not offer payment-option facilities, sub-prime or Alt-A loans, or any product with negative amortization.

On January 10, 2013, the Consumer Financial Protection Bureau (the "CFPB") issued a final rule to ensure that prospective consumers have the ability-to-repay their residential mortgage loans prior to financial institutions extending them credit. The final rule, which will be effective January 2014, describes certain minimum requirements for financial institutions in making ability-to-repay determinations. In underwriting a residential mortgage loan, lenders will be required to consider among other factors the borrower's current or reasonably expected income or assets, current employment status, current debt obligations, DTI ratios, and the credit history of the borrower. Lenders will be presumed to have complied with the ability-to-repay rule ("safe harbor") if they issue "Qualified Mortgages" which must meet certain criteria including the general guideline that the DTI ratio may not exceed 43%. Loans that meet these criteria will be considered "Qualified Mortgages," and as a result will generally protect lenders from fines or litigation in the event of foreclosure. The final rule, as issued by the CFPB, is not expected to have a material impact on our lending activities and on our statements of income or condition.

Home equity loans are secured primarily by second mortgages on residential property of the borrower. The underwriting terms for the home equity product generally permits borrowing availability, in the aggregate, up to 80% of the value of the collateral property at the time of origination. We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed interest rates. Our procedures for underwriting home equity loans include an assessment of an applicant's overall financial capacity and repayment ability. Decisions are primarily based on LTV ratios, DTI ratios, and credit scores. We do not offer home equity loan products with reduced documentation.

Automobile lending activities include loans and leases secured by new or used automobiles. We originate automobile loans and leases on an indirect basis through selected dealerships. Our procedures for underwriting automobile loans include an assessment of an applicant's overall financial capacity and repayment ability, credit history, and the ability to meet existing obligations and payments on the proposed loan. Although an applicant's creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount. We require borrowers to maintain full coverage automobile insurance on automobile loans and leases, with the Bank listed as either the loss payee or additional insured.

Our overall credit risk position reflects an improving Hawaii economy, with decreasing levels of higher risk loans and leases, criticized and classified loans and leases, and credit losses compared to 2011. The tourism industry is leading the economic recovery in Hawaii with increases in visitor arrivals and spending. The statewide seasonally-adjusted unemployment rate continued to decline during the fourth quarter of 2012 as well. The underlying risk profile of our lending portfolio continued to improve in 2012 as a result of these improvements in economic trends and credit quality trends in our portfolio.

Higher Risk Loans and Leases

Although asset quality has improved in recent years, we remain vigilant in light of the uncertainties in the U.S. economy as well as concerns related to specific segments of our lending portfolio that present a higher risk profile. As of December 31, 2012, the higher risk segments within our loan and lease portfolio continue to be concentrated in residential land loans, certain home equity loans, and air transportation leases. In addition, loans and leases based on Hawaiian islands other than Oahu (the "neighbor islands") may present a higher risk profile as the neighbor islands have continued to experience higher levels of unemployment and have shown signs of slower economic recovery when compared to Oahu.

Table 12 summarizes the amount of our loan and lease portfolio that demonstrate a higher risk profile. The Allowance associated with these higher risk loans and leases is consistent with our methodologies for each of the respective loan or lease classes. These higher risk loans and leases have been considered in our quarterly evaluation of the adequacy of the Allowance.

Higher Risk Loans and Leases Outstanding **Table 12**

	December 31,	
(dollars in thousands)	**2012**	**2011**
Residential Land Loans	$ 14,984	$ 18,163
Home Equity Loans	19,914	21,413
Air Transportation Leases	27,782	36,144
Total	$ 62,680	$ 75,720

As of December 31, 2012, our higher risk loans and leases outstanding decreased by $13.0 million or 17% from December 31, 2011.

We previously reported a segment of our residential home building loans as representing a higher risk profile. However, as of December 31, 2012, this segment of our residential home building loans has significantly decreased and now represents an exposure of approximately $1.0 million due to payments and improved borrower financial performance. As such, we no longer consider this segment of our residential home building loans to be a reportable higher risk loan segment.

Residential land loans in our residential mortgage portfolio consist of consumer loans secured by unimproved lots. These loans often represent higher risk due to the volatility in the value of the underlying collateral. Our residential land loan portfolio was $15.0 million as of December 31, 2012, of which $12.9 million related to properties on the neighbor islands. The decrease in our higher risk exposure in this portfolio in 2012 was primarily due to $2.9 million in payments and $0.3 million in gross loan charge-offs. Residential land loans are collectively evaluated for impairment in connection with the evaluation of our residential mortgage portfolio. As of December 31, 2012, there were five residential land loans that were modified as troubled debt restructurings, however the specific Allowance associated with these loans was nominal as they were charged-down to fair value at the time of restructuring. As of December 31, 2012, there was one residential land loan that was 90 days past due as to principal or interest.

The higher risk segment within our Hawaii home equity lending portfolio was $19.9 million or 3% of our total home equity loans outstanding as of December 31, 2012. The higher risk segment within our Hawaii home equity portfolio includes those loans originated in 2005 or later, with current monitoring credit scores below 600, and with original LTV ratios greater than 70%. The decrease in our higher risk exposure in this portfolio segment in 2012 was primarily due to improved credit score migration from our Oahu owner occupants, which account for 67% of this higher risk segment. Higher risk loans in our Hawaii home equity portfolio are collectively evaluated for impairment in connection with the evaluation of our entire home equity portfolio. As of December 31, 2012, there was no specific Allowance associated with the remaining balance of our higher risk home equity loans. As of December 31, 2012, our higher risk home equity loans had a 90 day past due delinquency ratio of 5.2%. In 2012, $3.0 million or 45% of our gross charge-offs of home equity loans were from our higher risk segment.

We consider all of our air transportation leases to be of higher risk due to the volatile financial profile of the industry. Domestic air transportation carriers continue to demonstrate a higher risk profile due to fuel costs, pension plan obligations, consumer demand, and marginal pricing power. Carriers are migrating to newer generations of more fuel efficient fleets, which are negatively impacting older generation aircraft valuations. We believe that these risks, coupled with a slowly recovering economy, could place additional pressure on the financial health of air transportation carriers for the foreseeable future. As of December 31, 2012, included in our commercial leasing portfolio were four leveraged leases on aircraft that were originated in the 1990's and prior. Outstanding credit exposure related to our air transportation leases was $27.8 million as of December 31, 2012, a decrease of $8.4 million or 23% compared to the balance as of December 31, 2011. In 2012, we sold one aircraft and terminated the lease, and transferred one aircraft to equipment held for sale, a component of other assets, at the lease termination date. This aircraft has since been dismantled and its parts are being sold. These two transactions decreased our higher risk air transportation exposure by $8.6 million, which had a related Allowance of $3.4 million. As of December 31, 2012, the Allowance associated with the remaining balance of our air transportation leases was $12.7 million or 46% of outstanding balances, a decrease of $10.4 million from December 31, 2011. In 2012, there were no delinquencies in our air transportation leasing portfolio and no charge-offs were recorded.

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More

Table 13 presents a five-year history of non-performing assets and accruing loans and leases past due 90 days or more.

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More **Table 13**

	December 31,				
(dollars in thousands)	2012	2011	2010	2009	2008
Non-Performing Assets [1]					
Non-Accrual Loans and Leases					
Commercial					
Commercial and Industrial	$ 5,534	$ 6,243	$ 1,642	$ 6,646	$ 3,869
Commercial Mortgage	3,030	2,140	3,503	1,167	—
Construction	833	2,080	288	8,154	5,001
Lease Financing	—	5	19	631	133
Total Commercial	9,397	10,468	5,452	16,598	9,003
Consumer					
Residential Mortgage	21,725	25,256	28,152	19,893	3,904
Home Equity	2,074	2,024	2,254	5,153	1,614
Other [2]	—	—	—	550	—
Total Consumer	23,799	27,280	30,406	25,596	5,518
Total Non-Accrual Loans and Leases	33,196	37,748	35,858	42,194	14,521
Non-Accrual Loans Held for Sale	—	—	—	3,005	—
Foreclosed Real Estate	3,887	3,042	1,928	3,132	428
Total Non-Performing Assets	$ 37,083	$ 40,790	$ 37,786	$ 48,331	$ 14,949
Accruing Loans and Leases Past Due 90 Days or More					
Commercial					
Commercial and Industrial	$ 27	$ 1	$ —	$ 623	$ 6,785
Lease Financing	—	—	—	120	268
Total Commercial	27	1	—	743	7,053
Consumer					
Residential Mortgage	6,908	6,422	5,399	8,979	4,192
Home Equity	2,701	2,194	1,067	2,210	1,077
Automobile	186	170	410	875	743
Other [2]	587	435	707	886	1,134
Total Consumer	10,382	9,221	7,583	12,950	7,146
Total Accruing Loans and Leases Past Due 90 Days or More	$ 10,409	$ 9,222	$ 7,583	$ 13,693	$ 14,199
Restructured Loans on Accrual Status and Not Past Due 90 Days or More	$ 31,844	$ 33,703	$ 23,724	$ 7,274	$ —
Total Loans and Leases	$ 5,854,521	$ 5,538,304	$ 5,335,792	$ 5,759,785	$ 6,530,233
Ratio of Non-Accrual Loans and Leases to Total Loans and Leases	0.57%	0.68%	0.67%	0.73%	0.22%
Ratio of Non-Performing Assets to Total Loans and Leases and Foreclosed Real Estate	0.63%	0.74%	0.71%	0.84%	0.23%
Ratio of Commercial Non-Performing Assets to Total Commercial Loans and Leases and Commercial Foreclosed Real Estate	0.45%	0.56%	0.31%	1.04%	0.37%
Ratio of Consumer Non-Performing Assets to Total Consumer Loans and Leases and Consumer Foreclosed Real Estate	0.75%	0.85%	0.95%	0.72%	0.14%
Ratio of Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More to Total Loans and Leases and Foreclosed Real Estate	0.81%	0.90%	0.85%	1.08%	0.45%

[1] Excluded from non-performing assets were contractually binding non-accrual loans held for sale of $4.2 million as of December 31, 2009.

[2] Comprised of other revolving credit, installment, and lease financing.

Table 14 presents the activity in Non-Performing Assets ("NPAs") for 2012:

Non-Performing Assets (dollars in thousands)	**Table 14**
Balance at Beginning of Year	$ 40,790
Additions	19,623
Reductions	
Payments	(11,868)
Return to Accrual Status	(4,431)
Sales of Foreclosed Real Estate	(5,074)
Charge-offs/Write-downs	(1,957)
Total Reductions	(23,330)
Balance at End of Year	$ 37,083

NPAs are comprised of non-accrual loans and leases, and foreclosed real estate. Our NPAs were $37.1 million as of December 31, 2012, compared to $40.8 million as of December 31, 2011. This decrease was primarily due to a $3.5 million reduction in residential mortgage non-accrual loans. The largest component of our NPAs continues to be centered in residential mortgage loans, which generally take longer to resolve through the judicial foreclosure process. The ratio of our non-accrual loans and leases to total loans and leases was 0.57% as of December 31, 2012, an 11 basis point improvement from December 31, 2011.

Commercial and industrial non-accrual loans decreased by $0.7 million from December 31, 2011 to $5.5 million as of December 31, 2012, primarily due to payments. As of December 31, 2012, three commercial borrowers comprised over 99% of the non-accrual balance. We have evaluated these loans for impairment and have recorded partial charge-offs totaling $5.3 million on two of these loans.

Commercial mortgage non-accrual loans increased by $0.9 million from December 31, 2011 to $3.0 million as of December 31, 2012. This increase was due to the addition of three loans. As of December 31, 2012, the balance consists of six borrowers. We have evaluated these loans for impairment and have recorded a partial charge-off of $0.5 million on one of the loans.

Construction non-accrual loans decreased by $1.2 million from December 31, 2011 to $0.8 million as of December 31, 2012. This decrease was primarily due to $0.9 million in payments and $0.3 million in partial charge-offs related to one construction loan. In January 2013, this loan was sold and we fully recovered the amount partially charged-off.

Residential mortgage non-accrual loans decreased by $3.5 million from December 31, 2011 to $21.7 million as of December 31, 2012, primarily due to $8.9 million in payments, partially offset by $7.6 million in additions to non-accrual status. Residential mortgage non-accrual loans remain at elevated levels due mainly to the timeframe required to complete a judiciary foreclosure. As of December 31, 2012, our residential mortgage non-accrual loans were comprised of 59 loans with a weighted average current LTV ratio of 78%.

Foreclosed real estate represents property acquired as the result of borrower defaults on loans. Foreclosed real estate is recorded at fair value, less estimated selling costs, at the time of foreclosure. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Foreclosed real estate increased by $0.8 million from December 31, 2011 to $3.9 million as of December 31, 2012. This increase was primarily due to the foreclosure of residential properties in 2012. As of December 31, 2012, included in foreclosed real estate are one commercial property and eight residential properties, six of which are located in the State of Hawaii. Five of the residential properties were sold in 2013 resulting in a nominal gain.

Impaired loans are defined as those which we believe it is probable we will not collect all amounts due according to the contractual terms of the loan agreement, as well as those loans whose terms have been modified in a troubled debt restructuring ("TDR"). Impaired loans were $50.6 million as of December 31, 2012, compared to $47.6 million as of December 31, 2011. Impaired loans had a related Allowance of $3.7 million as of December 31, 2012 and $5.5 million as of December 31, 2011. As of December 31, 2012, we have recorded charge-offs of $12.7 million related to our impaired loans.

If interest due on the balances of all non-accrual loans as of December 31, 2012 had been accrued under the original terms, approximately $3.4 million in total interest income would have been recorded in 2012, compared to the $0.1 million recorded as interest income on those loans.

Loans and Leases Past Due 90 Days or More and Still Accruing Interest

Loans and leases that are 90 days or more past due, as to principal or interest, and still accruing interest are in this category because they are well secured and in the process of collection. Loans and leases past due 90 days or more and still accruing interest were $10.4 million as of December 31, 2012, an increase of $1.2 million or 13% from December 31, 2011. This increase was primarily in our residential mortgage and home equity portfolios.

Loans Modified in a Troubled Debt Restructuring

Table 15 presents information on loans whose terms have been modified in a TDR.

Loans Modified in a Troubled Debt Restructuring — **Table 15**

(dollars in thousands)	2012	2011
Commercial		
Commercial and Industrial	$ 4,319	$ 5,116
Commercial Mortgage	1,032	1,249
Construction	833	—
Total Commercial	6,184	6,365
Consumer		
Residential Mortgage	29,036	25,726
Home Equity	—	21
Automobile	5,641	6,190
Other [1]	282	528
Total Consumer	34,959	32,465
Total	$ 41,143	$ 38,830

[1] Comprised of other revolving credit and installment financing.

We had loans whose terms had been modified in a TDR of $41.1 million as of December 31, 2012, an increase of $2.3 million or 6% compared to the balance as of December 31, 2011. This increase was primarily due to a $3.3 million increase in modified residential mortgage loans. We continue to work with customers to modify their loans if they are experiencing financial difficulties. See Note 4 to the Consolidated Financial Statements for a description of the modification programs that we currently offer to our customers.

Reserve for Credit Losses

The Company's reserve for credit losses is comprised of two components, the Allowance and the reserve for unfunded commitments (the "Unfunded Reserve"). Table 16 presents the activity in the Company's reserve for credit losses for the years ended December 31:

Reserve for Credit Losses **Table 16**

(dollars in thousands)	2012	2011	2010	2009	2008
Balance at Beginning of Period	$ 144,025	$ 152,777	$ 149,077	$ 128,667	$ 96,167
Loans and Leases Charged-Off					
Commercial					
Commercial and Industrial	(3,617)	(8,112)	(21,125)	(26,641)	(8,059)
Commercial Mortgage	—	—	(2,048)	(2,092)	—
Construction	(330)	—	(2,274)	(10,360)	(1,932)
Lease Financing	—	—	(500)	(14,022)	(304)
Consumer					
Residential Mortgage	(4,408)	(8,174)	(12,139)	(7,768)	(723)
Home Equity	(6,717)	(10,853)	(15,052)	(12,722)	(2,530)
Automobile	(2,082)	(3,229)	(6,425)	(9,903)	(11,236)
Other [1]	(7,005)	(6,392)	(10,315)	(13,233)	(10,564)
Total Loans and Leases Charged-Off	(24,159)	(36,760)	(69,878)	(96,741)	(35,348)
Recoveries on Loans and Leases Previously Charged-Off					
Commercial					
Commercial and Industrial	3,939	2,434	2,082	1,211	1,634
Commercial Mortgage	67	538	68	45	—
Construction	8	—	7,321	476	—
Lease Financing	177	3,528	158	131	10
Consumer					
Residential Mortgage	2,820	2,152	1,544	1,059	175
Home Equity	1,335	1,695	1,597	364	108
Automobile	1,931	2,479	3,128	3,153	2,817
Other [1]	3,154	2,492	2,393	2,584	2,589
Total Recoveries on Loans and Leases Previously Charged-Off	13,431	15,318	18,291	9,023	7,333
Net Loans and Leases Charged-Off	(10,728)	(21,442)	(51,587)	(87,718)	(28,015)
Provision for Credit Losses	979	12,690	55,287	107,878	60,515
Provision for Unfunded Commitments	—	—	—	250	—
Balance at End of Period [2]	$ 134,276	$ 144,025	$ 152,777	$ 149,077	$ 128,667
Components					
Allowance for Loan and Lease Losses	$ 128,857	$ 138,606	$ 147,358	$ 143,658	$ 123,498
Reserve for Unfunded Commitments	5,419	5,419	5,419	5,419	5,169
Total Reserve for Credit Losses	$ 134,276	$ 144,025	$ 152,777	$ 149,077	$ 128,667
Average Loans and Leases Outstanding	$ 5,680,279	$ 5,349,938	$ 5,472,534	$ 6,144,976	$ 6,542,178
Ratio of Net Loans and Leases Charged-Off to Average Loans and Leases Outstanding	0.19%	0.40%	0.94%	1.43%	0.43%
Ratio of Allowance for Loan and Lease Losses to Loans and Leases Outstanding	2.20%	2.50%	2.76%	2.49%	1.89%

[1] Comprised of other revolving credit, installment, and lease financing.
[2] Included in this analysis is activity related to the Company's reserve for unfunded commitments, which is separately recorded in other liabilities in the statements of condition.

Allowance for Loan and Lease Losses

Table 17 presents the allocation of the Allowance by loan and lease category.

Allocation of Allowance for Loan and Lease Losses — **Table 17**

(dollars in thousands)	2012	2011	2010	2009	2008
Commercial					
Commercial and Industrial	$ 20,724	$ 23,865	$ 26,343	$ 24,551	$ 31,183
Commercial Mortgage	33,182	25,900	26,634	25,559	14,119
Construction	3,592	5,326	5,691	4,499	6,227
Lease Financing	15,206	25,471	22,309	27,698	43,091
Total Commercial	72,704	80,562	80,977	82,307	94,620
Consumer					
Residential Mortgage	18,063	18,758	18,063	13,884	4,443
Home Equity	24,261	27,232	29,838	28,877	4,814
Automobile	2,370	2,646	5,579	7,349	10,992
Other [1]	11,459	9,408	12,901	11,241	8,629
Total Consumer	56,153	58,044	66,381	61,351	28,878
Total Allocation of Allowance for Loan and Lease Losses	$ 128,857	$ 138,606	$ 147,358	$ 143,658	$ 123,498

	2012		2011		2010		2009		2008	
	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases
Commercial										
Commercial and Industrial	2.50%	14.17%	2.92%	14.75%	3.41%	14.48%	3.09%	13.81%	2.96%	16.14%
Commercial Mortgage	3.02	18.74	2.76	16.94	3.08	16.18	3.04	14.61	1.91	11.34
Construction	3.15	1.95	5.40	1.78	7.09	1.50	4.15	1.88	4.04	2.36
Lease Financing	5.53	4.70	8.17	5.63	6.66	6.28	6.71	7.17	9.20	7.17
Total Commercial	3.14	39.56	3.72	39.10	3.95	38.44	3.81	37.47	3.92	37.01
Consumer										
Residential Mortgage	0.77	40.14	0.85	40.01	0.86	39.25	0.63	38.03	0.18	37.70
Home Equity	3.15	13.16	3.49	14.10	3.70	15.13	3.13	16.00	0.47	15.82
Automobile	1.13	3.58	1.37	3.48	2.67	3.92	2.59	4.93	2.97	5.66
Other [1]	5.50	3.56	5.14	3.31	7.42	3.26	5.47	3.57	3.47	3.81
Total Consumer	1.59	60.44	1.72	60.90	2.02	61.56	1.70	62.53	0.70	62.99
Total	2.20%	100.00%	2.50%	100.00%	2.76%	100.00%	2.49%	100.00%	1.89%	100.00%

[1] Comprised of other revolving credit, installment, and lease financing.

Based on our ongoing assessment of credit quality of the loan and lease portfolio and the current economic environment, our Allowance was $128.9 million as of December 31, 2012, a decrease of $9.7 million or 7% from December 31, 2011. The ratio of the Allowance to total loans and leases outstanding was 2.20%, a 30 basis point decrease from December 31, 2011. The decrease in the ratio of the Allowance to total loans and leases in 2012 was commensurate with improvements in credit quality and an improving economy in Hawaii. With continued improvement in the Hawaii economy and in our credit quality, including reductions in our higher risk loan and lease segments, we may require a lower level of the Allowance in future periods.

Net loan and lease charge-offs were $10.7 million or 0.19% of total average loans and leases in 2012, a decrease from $21.4 million or 0.40% of total average loans and leases in 2011. Net loans and leases charged-off decreased in all of our commercial and consumer lending portfolios, except the construction portfolio, during 2012. Commercial net recoveries were $0.2 million in 2012, primarily resulting from a lower level of charge-offs in our commercial and industrial portfolio. Consumer net charge-offs were $11.0 million in 2012, a decrease of $8.8 million from 2011. This decrease was primarily in our residential mortgage and home equity portfolios.

The components of the Allowance, including the allocation between commercial and consumer categories is based on an evaluation of individual credits, historical loan and lease loss experience, management's evaluation of the current loan portfolio, and current economic conditions.

The allocation of the Allowance to our commercial portfolio segment decreased by $7.9 million or 10% from December 31, 2011 primarily due to a reduction in our allocation to our air transportation lease exposure. Relative to our total loan and lease portfolio, our domestic air transportation leases continue to demonstrate a higher risk profile as evidenced by recent airline bankruptcies and continued high fuel prices. We have decreased the allocation of the Allowance to all classes of our commercial portfolio segment, except commercial mortgage, due to lower portfolio segment risk. The increase in the allocation to the commercial mortgage class was primarily due to portfolio growth.

The allocation of the Allowance to our consumer portfolio segment decreased by $1.9 million or 3% from December 31, 2011 primarily due to lower levels of risk across all classes in this portfolio segment. However, we increased our allocation of the Allowance to our other consumer class of loans and leases by $2.1 million or 22% from December 31, 2011 primarily due to the recent announcement of planned branch closures in American Samoa and past experience with increased delinquencies and defaults from similar closures. See Note 4 to the Consolidated Financial Statements for more information on the Allowance and credit quality indicators.

Reserve for Unfunded Commitments

The Unfunded Reserve was $5.4 million as of December 31, 2012, unchanged from December 31, 2011. The process used to determine the Unfunded Reserve is consistent with the process for determining the Allowance, as adjusted for estimated funding probabilities or loan and lease equivalency factors.

Market Risk

Market risk is the potential of loss arising from adverse changes in interest rates and prices. We are exposed to market risk as a consequence of the normal course of conducting our business activities. Our market risk management process involves measuring, monitoring, controlling, and mitigating risks that can significantly impact our statements of income and condition. In this management process, market risks are balanced with expected returns in an effort to enhance earnings performance, while limiting volatility.

Our primary market risk exposure is interest rate risk.

Interest Rate Risk

The objective of our interest rate risk management process is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity. The potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of interest rates. This interest rate risk arises primarily from our normal business activities of gathering deposits and extending loans.

Many factors affect our exposure to changes in interest rates, such as general economic and financial conditions, customer preferences, historical pricing relationships, and repricing characteristics of financial instruments. Our earnings are affected not only by general economic conditions, but also by the monetary and fiscal policies of the U.S. and its agencies, particularly the FRB. The monetary policies of the FRB can influence the overall growth of loans, investment securities, and deposits and the level of interest rates earned on assets and paid for liabilities. The nature and impact of future changes in monetary policies are generally not predictable.

In managing interest rate risk, we, through the Asset/Liability Management Committee ("ALCO"), measure short and long-term sensitivities to changes in interest rates. The ALCO, which is comprised of members of executive management, utilizes several techniques to manage interest rate risk, which include:

- adjusting the balance sheet mix or altering the interest rate characteristics of assets and liabilities;
- changing product pricing strategies;
- modifying characteristics of the investment securities portfolio; or
- using derivative financial instruments.

The use of derivative financial instruments, as detailed in Note 17 to the Consolidated Financial Statements, has generally been limited. This is due to natural on-balance sheet hedges arising out of offsetting interest rate exposures from loans and investment securities with deposits and other interest-bearing liabilities. In particular, the investment securities portfolio is utilized to manage the interest rate exposure and sensitivity to within the guidelines and limits established by the ALCO. We utilize natural and offsetting economic hedges in an effort to reduce the need to employ off-balance sheet derivative financial instruments to hedge interest rate risk exposures. Expected movements in interest rates are also considered in managing interest rate risk. Thus, as interest rates change, we may use different techniques to manage interest rate risk.

A key element in our ongoing process to measure and monitor interest rate risk is the utilization of an asset/liability simulation model that attempts to capture the dynamic nature of the balance sheet. The model is used to estimate and measure the balance sheet sensitivity to changes in interest rates. These estimates are based on assumptions on the behavior of loan and deposit pricing, repayment rates on mortgage-based assets, and principal amortization and maturities on other financial instruments. The model's analytics include the effects of standard prepayment options on mortgages and customer withdrawal options for deposits. While such assumptions are inherently uncertain, we believe that these assumptions are reasonable.

We utilize net interest income simulations to analyze short-term income sensitivities to changes in interest rates. Table 18 presents, for the twelve months subsequent to December 31, 2012 and 2011, an estimate of the change in net interest income that would result from a gradual and immediate change in interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. The base case scenario assumes that the balance sheet and interest rates are generally unchanged. Based on the net interest income simulation as of December 31, 2012, net interest income sensitivity to changes in interest rates as of December 31, 2012 was more sensitive to changes in interest rates compared to the sensitivity profile as of December 31, 2011. As a result of our strategy to maintain a relatively short investment portfolio duration, net interest income is expected to increase as interest rates rise. Economic conditions and government intervention continue to result in interest rates remaining relatively low.

Net Interest Income Sensitivity Profile **Table 18**

	Impact on Future Annual Net Interest Income			
(dollars in thousands)	December 31, 2012		December 31, 2011	
Gradual Change in Interest Rates (basis points)				
+200	$ 9,396	2.6%	$ 2,934	0.8%
+100	4,893	1.4	2,036	0.5
-100	(8,387)	(2.4)	(7,900)	(2.0)
Immediate Change in Interest Rates (basis points)				
+200	$ 26,050	7.3%	$ 10,086	2.6%
+100	14,449	4.1	7,226	1.9
-100	(25,931)	(7.3)	(25,750)	(6.7)

To analyze the impact of changes in interest rates in a more realistic manner, non-parallel interest rate scenarios are also simulated. These non-parallel interest rate scenarios indicate that net interest income may decrease from the base case scenario should the yield curve flatten or become inverted for a period of time. Conversely, if the yield curve should steepen, net interest income may increase.

Other Market Risks

In addition to interest rate risk, we are exposed to other forms of market risk in our normal business transactions. Foreign currency and foreign exchange contracts expose us to a small degree of foreign currency risk. These transactions are primarily executed on behalf of customers. Our trust and asset management income are at risk to fluctuations in the market values of underlying assets, particularly debt and equity securities. Also, our share-based compensation expense is dependent on the fair value of the stock options and restricted stock at the date of grant. The fair value of both stock options and restricted stock is impacted by the market price of the Parent's common stock on the date of grant and is at risk to changes in equity markets, general economic conditions, and other factors.

Liquidity Risk Management

The objective of our liquidity risk management process is to manage cash flow and liquidity in an effort to provide continuous access to sufficient, reasonably priced funds. Funding requirements are impacted by loan originations and refinancings, deposit growth, liability issuances and settlements, and off-balance sheet funding commitments. We consider and comply with various regulatory guidelines regarding required liquidity levels and periodically monitor our liquidity position in light of the changing economic environment and customer activity. Based on periodic liquidity assessments, we may alter our asset, liability, and off-balance sheet positions. The ALCO monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. This process, combined with our ability to raise funds in money and capital markets and through private placements, provides flexibility in managing the exposure to liquidity risk.

In an effort to satisfy our liquidity needs, we actively manage our assets and liabilities. We have immediate liquid resources in cash and noninterest-bearing deposits and funds sold. The potential sources of short-term liquidity include interest-bearing deposits as well as the ability to sell certain assets including available-for-sale investment securities. Short-term liquidity is further enhanced by our ability to sell loans in the secondary market and to secure borrowings from the FRB and FHLB. Short-term liquidity is also generated from securities sold under agreements to repurchase, funds purchased, and short-term borrowings. Our long-term liquidity strategy is to be predominantly funded by deposits. Deposits have historically provided us with a long-term source of stable and relatively lower cost source of funding. Additional funding is available through the issuance of long-term debt.

Maturities in the loan portfolio also provide a steady flow of funds. As of December 31, 2012, commercial and industrial and construction loans with an aggregate balance of $369.8 million were due to mature in one year or less, although the Bank may renew some of these lending arrangements if the risk profile is acceptable. Funds are also provided from payments on residential mortgage and other consumer loans. Additionally, investment securities of $487.0 million were due to contractually mature in one year or less. Liquidity is further enhanced by our ability to pledge loans to access secured borrowings from the FHLB and FRB. As of December 31, 2012, we could have borrowed an additional $1.0 billion from the FHLB and an additional $685.0 million from the FRB based on the amount of collateral pledged.

We continued to maintain a strong liquidity position during 2012. As of December 31, 2012, cash and cash equivalents were $352.9 million, available-for-sale investment securities were $3.4 billion, and total deposits were $11.5 billion. As of December 31, 2012, we continued to maintain our excess liquidity primarily in mortgage-backed securities issued by Ginnie Mae, state and municipal bond holdings, and in U.S. Treasury Notes. As of December 31, 2012, our available-for-sale investment securities portfolio was comprised of securities with an average base duration of less than three years.

Capital Management

We actively manage capital, commensurate with our risk profile, to enhance shareholder value. We also seek to maintain capital levels for the Company and the Bank at amounts in excess of the regulatory "well-capitalized" thresholds. Periodically, we may respond to market conditions by implementing changes to our overall balance sheet positioning to manage our capital position.

The Company and the Bank are each subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory and discretionary actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative and qualitative measures. These measures were established by regulation to ensure capital adequacy. As of December 31, 2012, the Company and the Bank were "well capitalized" under this regulatory framework. The Company's regulatory capital ratios are presented in Table 19 below. There have been no conditions or events since December 31, 2012 that management believes have changed either the Company's or the Bank's capital classifications.

As of December 31, 2012, shareholders' equity was $1.0 billion, an increase of $19.0 million or 2% from December 31, 2011. Earnings for 2012 of $166.1 million, common stock issuances of $14.5 million, and shared-based compensation of $7.5 million were offset by cash dividends paid of $81.6 million and other comprehensive loss of $6.1 million. In 2012, we also repurchased 1.7 million shares of our common stock under our share repurchase program at an average cost per share of $46.32 and a total cost of $79.5 million. From the beginning of our share repurchase program in July 2001 through December 31, 2012, we repurchased a total of 50.2 million shares of common stock and returned a total of $1.8 billion to our shareholders at an average cost of $36.33 per share. As of December 31, 2012, remaining buyback authority under our share repurchase program was $69.5 million of the total $1.9 billion repurchase amount authorized by our Board of Directors.

From January 1, 2013 through February 14, 2013, the Parent repurchased an additional 67,000 shares of common stock at an average cost of $47.45 per share and a total cost of $3.2 million. Remaining buyback authority was $66.3 million as of February 14, 2013. The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, regulatory rules, applicable SEC rules, and various other factors.

In January 2013, the Parent's Board of Directors declared a quarterly cash dividend of $0.45 per share on the Parent's outstanding shares. The dividend will be payable on March 14, 2013 to shareholders of record at the close of business on February 28, 2013.

We continue to evaluate the potential impact that regulatory proposals may have on our liquidity and capital management strategies, including Basel III and those required under the Dodd-Frank Act, as they continue to progress through the final rule-making process. See further discussion below on the potential impact that these regulatory proposals may have on our liquidity and capital requirements.

Table 19 presents a five-year history of activities and balances in our capital accounts, along with key capital ratios.

Shareholders' Equity and Regulatory Capital **Table 19**

	December 31,				
(dollars in thousands)	**2012**	**2011**	**2010**	**2009**	**2008**
Change in Shareholders' Equity					
Net Income	$ 166,076	$ 160,043	$ 183,942	$ 144,033	$ 192,213
Cash Dividends Paid	(81,645)	(84,891)	(86,823)	(86,236)	(84,855)
Dividend Reinvestment Program	4,721	5,008	5,034	5,154	5,193
Common Stock Repurchased	(81,444)	(111,544)	(24,981)	(1,337)	(62,015)
Other[1]	11,290	22,918	37,988	43,655	(10,087)
Increase (Decrease) in Shareholders' Equity	$ 18,998	$ (8,466)	$ 115,160	$ 105,269	$ 40,449
Regulatory Capital					
Shareholders' Equity	$ 1,021,665	$ 1,002,667	$ 1,011,133	$ 895,973	$ 790,704
Less: Goodwill	31,517	31,517	31,517	31,517	34,959
Postretirement Benefit Liability Adjustments	1,442	2,815	2,597	5,644	7,079
Net Unrealized Gains (Losses) on Available-for-Sale Investment Securities	59,777	62,932	46,521	26,290	(4,277)
Other	2,326	2,230	2,340	2,398	1,424
Tier 1 Capital	926,603	903,173	928,158	830,124	751,519
Allowable Reserve for Credit Losses	72,580	68,624	64,564	70,909	84,163
Total Regulatory Capital	$ 999,183	$ 971,797	$ 992,722	$ 901,033	$ 835,682
Risk-Weighted Assets	$ 5,744,722	$ 5,414,481	$ 5,076,909	$ 5,594,532	$ 6,688,530
Key Regulatory Capital Ratios					
Tier 1 Capital Ratio	16.13%	16.68%	18.28%	14.84%	11.24%
Total Capital Ratio	17.39	17.95	19.55	16.11	12.49
Tier 1 Leverage Ratio	6.83	6.73	7.15	6.76	7.30

[1] Includes unrealized gains and losses on available-for-sale investment securities, minimum pension liability adjustments, and common stock issuances under share-based compensation and related tax benefits.

Regulatory Initiatives Related to Liquidity, Capital, and Stress Testing

Basel III

On December 16, 2010, the Basel Committee on Banking Supervision ("BCBS") released the final text of the Basel III package on capital, leverage, and liquidity reforms. Under Basel III, it is expected that financial institutions will be required to have more capital and a higher quality of capital. It does so by increasing the minimum regulatory capital ratios, narrowing the definition of capital, and requiring capital buffers. Basel III is also expected to impose a leverage ratio requirement, capital adjustments, and liquidity standards.

U.S. federal banking agencies had been considering the BCBS capital guidelines and proposals, and in June 2012, the U.S. federal banking agencies jointly issued three notices of proposed rulemaking that are essentially intended to implement the BCBS capital guidelines for U.S. banks.

The new minimum capital requirements were to be phased in between January 2013 and January 2015 as follows: (1) the minimum requirement for the Tier 1 common equity ratio was to be increased from the current 2.0% to 4.5%; (2) the minimum requirement for the Tier 1 Capital Ratio to be considered "adequately capitalized" was to be increased from the current 4.0% to 6.0%; (3) an additional 2.5% of Tier 1 common equity to total risk-weighted assets was to be required (to be phased in between January 1, 2016 and January 1, 2019); and (4) a minimum Tier 1 Leverage Ratio of 3.0% was to be required. However, on November 9, 2012, the U.S. federal banking agencies indicated that a delay in implementation of the proposed dates was necessary, but did not provide a substitute effective date for the new rules.

The new capital adjustment rules are expected to be phased in between January 2014 and January 2018. In particular, these rules would change the treatment of net unrealized gains or losses on available-for-sale investment securities in the calculation of Tier 1 Capital. Currently, net unrealized gains or losses on available-for-sale investment securities are excluded from the calculation of Tier 1 Capital, which eliminates potential capital volatility. Under the proposed rules, net unrealized gains or losses on available-for-sale investment securities would no longer be excluded from the calculation of Tier 1 Capital.

The liquidity proposals under Basel III include: (1) a liquidity coverage ratio ("LCR") (to become effective January 1, 2015); (2) a net stable funding ratio (to become effective January 1, 2018); and (3) a set of monitoring tools to establish minimum reporting requirements of financial institutions to their regulatory supervisors.

The LCR is intended to ensure that banks have sufficient high-quality liquid assets ("HQLA") to sustain a significant liquidity stress scenario lasting 30 days. On January 6, 2013, the BCBS published changes to its release that included changes to the definition of the LCR. The revisions to the LCR incorporate amendments to the definition of HQLA and net cash outflows, which include an expansion in the range of assets eligible as HQLA, and some refinements to the assumed inflow and outflow rates to better reflect actual experience in times of stress. In addition, the BCBS agreed to a revised timetable for the phase-in of the LCR. Specifically, the LCR will be introduced as planned on January 1, 2015, but the minimum requirement will begin at 60%, rising in equal annual increments of 10 percentage points to reach 100% on January 1, 2019. This graduated approach is designed to ensure that the LCR can be introduced without disruption to the orderly strengthening of banking systems or the ongoing financing of economic activity.

The net stable funding ratio establishes a minimum acceptable amount of stable funding based on the liquidity characteristics of an institution's assets and activities over a one year time horizon. The net stable funding ratio is defined as the available amount of stable funding to the amount of required stable funding. This ratio must be greater than 100%.

Stress Testing

The Dodd-Frank Act also requires federal banking agencies to issue regulations that require banks with total consolidated assets of more than $10.0 billion to conduct and publish annual stress tests to assess the potential impact of different scenarios on the consolidated earnings and capital of a bank and certain related items over a nine-quarter forward-looking planning horizon, taking into account all relevant exposures and activities. In October 2012, the FRB published final rules implementing the stress testing requirements for banks with total consolidated assets of more than $10.0 billion, but delayed the effective date until October 2013. The final stress testing rules set forth the timing and type of stress test activities, as well as rules governing controls, oversight and disclosure.

Implementation of these new capital, liquidity, and stress testing requirements has created significant uncertainty with respect to the future requirements for financial institutions.

Operational Risk

Operational risk represents the risk of loss resulting from our operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, errors relating to transaction processing and technology, failure to adhere to compliance requirements, and the risk of cyber security attacks. The risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Operational risk is inherent in all business activities, and management of this risk is important to the achievement of Company goals and objectives.

The Operating Risk Committee (the "ORC") provides oversight and assesses the most significant operational risks facing the Company. We have developed a framework that provides for a centralized operating risk management function through the ORC, supplemented by business unit responsibility for managing operational risks specific to their business units. Our internal audit department also validates the system of internal controls through ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit and Risk Committee of the Board of Directors.

While we believe that internal controls have been designed to minimize operational risks, there is no assurance that business disruption or operational losses will not occur. On an ongoing basis, management reassesses operational risks, implements appropriate process changes, and invests in enhancements to its systems of internal controls.

Off-Balance Sheet Arrangements and Guarantees

Off-Balance Sheet Arrangements

We hold interests in several unconsolidated variable interest entities ("VIEs"). These unconsolidated VIEs are primarily low-income housing partnerships. Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in an entity's net asset value. The primary beneficiary consolidates the VIE. We have determined that the Company is not the primary beneficiary of these entities. As a result, we do not consolidate these VIEs. See discussion of our accounting policy related to VIEs in Note 1 to the Consolidated Financial Statements.

Guarantees

We sell residential mortgage loans in the secondary market primarily to Fannie Mae. We also pool Federal Housing Administration ("FHA") insured and U.S. Department of Veterans Affairs ("VA") guaranteed residential mortgage loans for sale to Ginnie Mae. The agreements under which we sell residential mortgage loans to Fannie Mae or Ginnie Mae and the insurance or guaranty agreements with the FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although these loans are primarily sold on a non-recourse basis, we may be obligated to repurchase residential mortgage loans where required documents are not delivered or are defective.

We also service substantially all of the loans we sell to investors in the secondary market. Each agreement under which we act as servicer generally specifies a standard of responsibility for our actions and provides protection against expenses and liabilities incurred by us when acting in compliance with the respective servicing agreements. However, if we commit a material breach of obligations as servicer, we may be subject to various penalties which may include the repurchase of an affected loan.

See discussion of our risks related to representation and warranty provisions as well as our risks related to residential mortgage loan servicing activities in Note 18 to the Consolidated Financial Statements.

Credit Commitments and Contractual Obligations

Our credit commitments and contractual obligations as of December 31, 2012 were as follows:

Credit Commitments and Contractual Obligations [1] **Table 20**

(dollars in thousands)	Less Than One Year	1-3 Years	4-5 Years	After 5 Years	Total
Credit Commitments					
Unfunded Commitments to Extend Credit	$ 579,676	$ 204,692	$ 317,211	$ 897,963	$ 1,999,542
Standby Letters of Credit	44,967	17,076	—	—	62,043
Commercial Letters of Credit	13,871	—	—	—	13,871
Total Credit Commitments	638,514	221,768	317,211	897,963	2,075,456
Contractual Obligations					
Deposits	11,194,138	194,006	124,601	16,737	11,529,482
Funds Purchased	11,296	—	—	—	11,296
Securities Sold Under Agreements to Repurchase	130,751	78,196	375,000	175,000	758,947
Long-Term Debt, including interest	3,890	107,750	3,857	8,730	124,227
Banker's Acceptances Outstanding	173	—	—	—	173
Capital Lease Obligations	665	1,330	1,330	5,545	8,870
Non-Cancelable Operating Leases	13,904	23,095	18,141	131,388	186,528
Purchase Obligations	20,821	13,517	2,736	—	37,074
Pension and Postretirement Benefit Contributions [2]	1,868	3,981	4,365	11,410	21,624
Total Contractual Obligations	11,377,506	421,875	530,030	348,810	12,678,221
Total Credit Commitments and Contractual Obligations	$ 12,016,020	$ 643,643	$ 847,241	$ 1,246,773	$ 14,753,677

[1] Our liability for unrecognized tax benefits ("UTBs") as of December 31, 2012 was $15.4 million. We are unable to reasonably estimate the period of cash settlement with the respective taxing authority. As a result, our liability for UTBs is not included in this disclosure.

[2] Amounts only include obligations related to the unfunded non-qualified pension plan and postretirement benefit plan.

Commitments to extend credit, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon. Our non-cancelable operating leases and capital lease obligations are primarily related to branch premises, equipment, and a portion of the Company's headquarters' building with lease terms extending through 2052. Purchase obligations arise from agreements to purchase goods or services that are enforceable and legally binding. Other contracts included in purchase obligations primarily consist of service agreements for various systems and applications supporting bank operations. Pension and postretirement benefit contributions represent the minimum expected contribution to the unfunded non-qualified pension plan and postretirement benefit plan. Actual contributions may differ from these estimates.

See discussion of credit, lease, and other contractual commitments in Note 18 to the Consolidated Financial Statements which is incorporated herein by reference.

Future Application of Accounting Pronouncements

See discussion of the expected impact of accounting pronouncements recently issued but that we have not adopted as of December 31, 2012 in Note 1 to the Consolidated Financial Statements.

Selected Quarterly Consolidated Financial Data

Table 21 presents our selected quarterly financial data for 2012 and 2011.

Condensed Statements of Income **Table 21**

	Three Months Ended 2012				Three Months Ended 2011			
(dollars in thousands, except per share amounts)	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Interest Income	$ 100,695	$ 104,213	$ 106,353	$ 109,228	$ 107,877	$ 109,230	$ 110,163	$ 112,423
Interest Expense	10,385	10,581	10,972	11,280	11,631	12,464	12,664	12,726
Net Interest Income	90,310	93,632	95,381	97,948	96,246	96,766	97,499	99,697
Provision for Credit Losses	—	—	628	351	2,219	2,180	3,600	4,691
Investment Securities Gains (Losses), Net	—	13	—	(90)	282	—	—	6,084
Noninterest Income	52,982	52,361	46,848	48,172	43,125	50,863	49,463	47,838
Noninterest Expense	83,456	84,878	80,747	85,207	84,382	83,955	93,774	86,082
Income Before Provision for Income Taxes	59,836	61,128	60,854	60,472	53,052	61,494	49,588	62,846
Provision for Income Taxes	19,549	19,896	20,107	16,662	13,823	18,188	14,440	20,486
Net Income	$ 40,287	$ 41,232	$ 40,747	$ 43,810	$ 39,229	$ 43,306	$ 35,148	$ 42,360
Per Common Share								
Basic Earnings Per Share	$ 0.90	$ 0.92	$ 0.90	$ 0.96	$ 0.85	$ 0.93	$ 0.74	$ 0.89
Diluted Earnings Per Share	$ 0.90	$ 0.92	$ 0.90	$ 0.95	$ 0.85	$ 0.92	$ 0.74	$ 0.88
Dividends Declared Per Share	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45
Performance Ratios								
Net Income to Average Total Assets (ROA)	1.19 %	1.22 %	1.19 %	1.29 %	1.17 %	1.31 %	1.09 %	1.32 %
Net Income to Average Shareholders' Equity (ROE)	15.47	16.02	16.19	17.26	15.23	16.80	13.86	16.86
Efficiency Ratio [1]	58.24	58.13	56.77	58.35	60.42	56.87	63.81	56.04
Net Interest Margin [2]	2.87	2.98	2.98	3.06	3.04	3.09	3.16	3.24

[1] The efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and noninterest income).

[2] The net interest margin is defined as net interest income, on a fully-taxable equivalent basis, as a percentage of average earning assets.

Fourth Quarter Results and Other Matters

Net Income

Net income for the fourth quarter of 2012 was $40.3 million, an increase of $1.1 million or 3% compared to the fourth quarter of 2011. Diluted earnings per share were $0.90 for the fourth quarter of 2012, an increase of $0.05 or 6% compared to the fourth quarter of 2011.

Net Interest Income

Net interest income, on a taxable-equivalent basis, for the fourth quarter of 2012 was $92.7 million, a decrease of $4.5 million or 5% compared to the fourth quarter of 2011. The net interest margin was 2.87% for the fourth quarter of 2012, a decrease of 17 basis points compared to the fourth quarter of 2011. Although we had higher average loan and lease balances in the fourth quarter of 2012 compared to the fourth quarter of 2011, loans and investment securities continued to reprice at lower yields in 2012. This was partially offset by lower rates paid on our interest-bearing deposits in the fourth quarter of 2012.

Provision for Credit Losses

We recorded no Provision in the fourth quarter of 2012, while recording net charge-offs of loans and leases of $2.1 million. In the fourth quarter of 2011, we recorded a Provision of $2.2 million while recording net charge-offs of loans and leases of $7.0 million. The lower Provision in the fourth quarter of 2012 was primarily due to improving credit trends and the underlying risk profile of our loan portfolio. As of December 31, 2012, non-performing assets and higher risk loans and leases were at lower levels as compared to December 31, 2011.

Noninterest Income

Noninterest income, excluding net gains on investment securities, was $53.0 million in the fourth quarter of 2012, an increase of $9.9 million or 23% compared to the fourth quarter of 2011. This increase was primarily due to a $7.9 million increase in mortgage banking income, reflective of higher loan origination, sales volume, and margins in the fourth quarter of 2012. Also contributing to higher mortgage banking income in the fourth quarter of 2012 was our decision to add more fixed-rate conforming saleable loans to our portfolio during the fourth quarter of 2011.

Noninterest Expense

Noninterest expense was $83.5 million in the fourth quarter of 2012, a decrease of $0.9 million or 1% compared to the fourth quarter of 2011. This decrease was primarily due to a $1.5 million credit for the reduction in insurance reserves recorded in the fourth quarter of 2012. This decrease was partially offset by a $0.5 million increase in impairment charges in the fourth quarter of 2012 compared to the fourth quarter of 2011. The impairment charges recorded in the fourth quarters of 2012 and 2011 were related to planned branch closures.

Provision for Income Taxes

The provision for income taxes was $19.5 million in the fourth quarter of 2012, an increase of $5.7 million or 41% compared to the fourth quarter of 2011. The effective tax rate for the fourth quarter of 2012 was 32.67% compared with an effective tax rate of 26.06% for the fourth quarter of 2011. The lower effective tax rate in the fourth quarter of 2011 was primarily due to the release of reserves recorded during the quarter.

Common Stock Repurchase Program

In the fourth quarter of 2012, we repurchased 339,000 shares of common stock at an average cost per share of $44.06 and a total cost of $14.9 million. See Note 11 to the Consolidated Financial Statements for more information related to our common stock repurchase program.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See the Market Risk section in Management's Discussion and Analysis of Financial Condition and Results of Operation included in Item 7 of this report.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Bank of Hawaii Corporation and subsidiaries

We have audited the accompanying consolidated statements of condition of Bank of Hawaii Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of Bank of Hawaii Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of Hawaii Corporation and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bank of Hawaii Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 26, 2013

Bank of Hawaii Corporation and Subsidiaries
Consolidated Statements of Income

	Year Ended December 31,		
(dollars in thousands, except per share amounts)	**2012**	**2011**	**2010**
Interest Income			
Interest and Fees on Loans and Leases	$ 257,896	$ 262,239	$ 287,381
Income on Investment Securities			
Available-for-Sale	65,972	103,363	169,151
Held-to-Maturity	94,952	72,138	6,504
Deposits	9	8	28
Funds Sold	533	828	1,076
Other	1,127	1,117	1,111
Total Interest Income	420,489	439,693	465,251
Interest Expense			
Deposits	12,376	18,321	29,196
Securities Sold Under Agreements to Repurchase	28,897	29,171	25,996
Funds Purchased	21	20	30
Long-Term Debt	1,924	1,973	3,549
Total Interest Expense	43,218	49,485	58,771
Net Interest Income	377,271	390,208	406,480
Provision for Credit Losses	979	12,690	55,287
Net Interest Income After Provision for Credit Losses	376,292	377,518	351,193
Noninterest Income			
Trust and Asset Management	45,229	45,046	44,889
Mortgage Banking	35,644	14,664	18,576
Service Charges on Deposit Accounts	37,621	38,733	53,039
Fees, Exchange, and Other Service Charges	48,965	60,227	61,006
Investment Securities Gains (Losses), Net	(77)	6,366	42,848
Insurance	9,553	10,957	9,961
Other	23,351	21,662	24,939
Total Noninterest Income	200,286	197,655	255,258
Noninterest Expense			
Salaries and Benefits	184,408	182,816	185,713
Net Occupancy	42,965	43,169	40,988
Net Equipment	19,723	18,849	19,371
Professional Fees	9,623	8,623	7,104
FDIC Insurance	7,873	9,346	12,564
Other	69,696	85,390	80,496
Total Noninterest Expense	334,288	348,193	346,236
Income Before Provision for Income Taxes	242,290	226,980	260,215
Provision for Income Taxes	76,214	66,937	76,273
Net Income	$ 166,076	$ 160,043	$ 183,942
Basic Earnings Per Share	$ 3.68	$ 3.40	$ 3.83
Diluted Earnings Per Share	$ 3.67	$ 3.39	$ 3.80
Dividends Declared Per Share	$ 1.80	$ 1.80	$ 1.80
Basic Weighted Average Shares	45,115,441	47,064,925	48,055,025
Diluted Weighted Average Shares	45,249,300	47,224,981	48,355,965

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawaii Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Net Income	$ 166,076	$ 160,043	$ 183,942
Other Comprehensive Income (Loss), Net of Tax:			
Net Unrealized Gains (Losses) on Investment Securities	(3,155)	16,411	20,231
Defined Benefit Plans	(2,900)	(8,113)	(191)
Other Comprehensive Income (Loss)	(6,055)	8,298	20,040
Comprehensive Income	$ 160,021	$ 168,341	$ 203,982

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawaii Corporation and Subsidiaries
Consolidated Statements of Condition

(dollars in thousands)	December 31, 2012	December 31, 2011
Assets		
Interest-Bearing Deposits	$ 3,393	$ 3,036
Funds Sold	185,682	512,384
Investment Securities		
Available-for-Sale	3,367,557	3,451,885
Held-to-Maturity (Fair Value of $3,687,676 and $3,754,206)	3,595,065	3,657,796
Loans Held for Sale	21,374	18,957
Loans and Leases	5,854,521	5,538,304
Allowance for Loan and Lease Losses	(128,857)	(138,606)
Net Loans and Leases	5,725,664	5,399,698
Total Earning Assets	12,898,735	13,043,756
Cash and Noninterest-Bearing Deposits	163,786	154,489
Premises and Equipment	105,005	103,550
Customers' Acceptances	173	476
Accrued Interest Receivable	43,077	43,510
Foreclosed Real Estate	3,887	3,042
Mortgage Servicing Rights	25,240	24,279
Goodwill	31,517	31,517
Other Assets	456,952	441,772
Total Assets	$ 13,728,372	$ 13,846,391
Liabilities		
Deposits		
Noninterest-Bearing Demand	$ 3,367,185	$ 2,850,923
Interest-Bearing Demand	2,163,473	2,005,983
Savings	4,399,316	4,398,638
Time	1,599,508	1,337,079
Total Deposits	11,529,482	10,592,623
Funds Purchased	11,296	10,791
Securities Sold Under Agreements to Repurchase	758,947	1,925,998
Long-Term Debt	128,055	30,696
Banker's Acceptances	173	476
Retirement Benefits Payable	47,658	46,949
Accrued Interest Payable	4,776	5,330
Taxes Payable and Deferred Taxes	88,014	95,840
Other Liabilities	138,306	135,021
Total Liabilities	12,706,707	12,843,724
Commitments, Contingencies, and Guarantees (Note 18)		
Shareholders' Equity		
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2012 - 57,319,352 / 44,754,835 and December 31, 2011 - 57,134,470 / 45,947,116)	571	571
Capital Surplus	515,619	507,558
Accumulated Other Comprehensive Income	29,208	35,263
Retained Earnings	1,084,477	1,003,938
Treasury Stock, at Cost (Shares: December 31, 2012 - 12,564,517 and December 31, 2011 - 11,187,354)	(608,210)	(544,663)
Total Shareholders' Equity	1,021,665	1,002,667
Total Liabilities and Shareholders' Equity	$ 13,728,372	$ 13,846,391

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawaii Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

(dollars in thousands)	Common Shares Outstanding	Common Stock	Capital Surplus	Accum. Other Compre-hensive Income	Retained Earnings	Treasury Stock	Total
Balance as of December 31, 2009	48,018,943	$ 569	$ 494,318	$ 6,925	$ 843,521	$(449,360)	$ 895,973
Net Income	—	—	—	—	183,942	—	183,942
Other Comprehensive Income	—	—	—	20,040	—	—	20,040
Share-Based Compensation	—	—	3,841	—	—	—	3,841
Common Stock Issued under Purchase and Equity Compensation Plans and Related Tax Benefits	617,345	1	2,729	—	(8,011)	24,422	19,141
Common Stock Repurchased	(538,616)	—	—	—	—	(24,981)	(24,981)
Cash Dividends Paid ($1.80 per share)	—	—	—	—	(86,823)	—	(86,823)
Balance as of December 31, 2010	48,097,672	$ 570	$ 500,888	$ 26,965	$ 932,629	$(449,919)	$1,011,133
Net Income	—	$ —	$ —	$ —	$ 160,043	$ —	$ 160,043
Other Comprehensive Income	—	—	—	8,298	—	—	8,298
Share-Based Compensation	—	—	6,216	—	—	—	6,216
Common Stock Issued under Purchase and Equity Compensation Plans and Related Tax Benefits	389,470	1	454	—	(3,843)	16,800	13,412
Common Stock Repurchased	(2,540,026)	—	—	—	—	(111,544)	(111,544)
Cash Dividends Paid ($1.80 per share)	—	—	—	—	(84,891)	—	(84,891)
Balance as of December 31, 2011	45,947,116	$ 571	$ 507,558	$ 35,263	$1,003,938	$(544,663)	$1,002,667
Net Income	—	$ —	$ —	$ —	$ 166,076	$ —	$ 166,076
Other Comprehensive Loss	—	—	—	(6,055)	—	—	(6,055)
Share-Based Compensation	—	—	7,537	—	—	—	7,537
Common Stock Issued under Purchase and Equity Compensation Plans and Related Tax Benefits	565,956	—	524	—	(3,892)	17,897	14,529
Common Stock Repurchased	(1,758,237)	—	—	—	—	(81,444)	(81,444)
Cash Dividends Paid ($1.80 per share)	—	—	—	—	(81,645)	—	(81,645)
Balance as of December 31, 2012	44,754,835	$ 571	$ 515,619	$ 29,208	$1,084,477	$(608,210)	$1,021,665

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawaii Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Operating Activities			
Net Income	$ 166,076	$ 160,043	$ 183,942
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Credit Losses	979	12,690	55,287
Depreciation and Amortization	13,826	14,624	13,432
Amortization of Deferred Loan and Lease Fees	(3,467)	(2,709)	(2,804)
Amortization and Accretion of Premiums/Discounts on Investment Securities, Net	58,506	49,728	49,834
Share-Based Compensation	7,537	6,216	3,841
Benefit Plan Contributions	(6,166)	(1,261)	(3,164)
Deferred Income Taxes	(16,784)	198	(18,655)
Net Gain on Sale of Proprietary Mutual Funds	—	(1,956)	(2,852)
Gains on Sale of Insurance Business	—	—	(904)
Net Gains on Sales of Loans and Leases	(19,302)	(6,792)	(9,007)
Net Losses (Gains) on Investment Securities	77	(6,366)	(42,848)
Proceeds from Sales of Loans Held for Sale	616,872	439,999	684,996
Originations of Loans Held for Sale	(603,321)	(427,066)	(669,423)
Tax Benefits from Share-Based Compensation	(904)	(884)	(2,983)
Net Change in Other Assets and Other Liabilities	8,559	(6,741)	(32,486)
Net Cash Provided by Operating Activities	222,488	229,723	206,206
Investing Activities			
Investment Securities Available-for-Sale:			
Proceeds from Prepayments and Maturities	1,016,364	1,006,397	1,681,978
Proceeds from Sales	44,844	723,556	1,289,681
Purchases	(994,840)	(1,809,249)	(4,145,849)
Investment Securities Held-to-Maturity:			
Proceeds from Prepayments and Maturities	959,557	374,520	53,579
Purchases	(942,602)	(760,086)	—
Proceeds from Sale of Proprietary Mutual Funds	—	1,956	4,424
Proceeds from Sale of Insurance Business	—	—	904
Net Change in Loans and Leases	(329,436)	(235,215)	353,011
Premises and Equipment, Net	(15,281)	(10,004)	(10,626)
Net Cash Used in Investing Activities	(261,394)	(708,125)	(772,898)
Financing Activities			
Net Change in Deposits	936,859	703,628	479,319
Net Change in Short-Term Borrowings	(1,166,546)	20,027	282,257
Proceeds from Long-Term Debt	100,000	—	—
Repayments of Long-Term Debt	—	—	(50,000)
Tax Benefits from Share-Based Compensation	904	884	2,983
Proceeds from Issuance of Common Stock	13,730	12,660	16,417
Repurchase of Common Stock	(81,444)	(111,544)	(24,981)
Cash Dividends Paid	(81,645)	(84,891)	(86,823)
Net Cash Provided by (Used in) Financing Activities	(278,142)	540,764	619,172
Net Change in Cash and Cash Equivalents	(317,048)	62,362	52,480
Cash and Cash Equivalents at Beginning of Period	669,909	607,547	555,067
Cash and Cash Equivalents at End of Period	$ 352,861	$ 669,909	$ 607,547
Supplemental Information			
Cash Paid for Interest	$ 42,487	$ 47,735	$ 58,732
Cash Paid for Income Taxes	78,667	85,144	136,841
Non-Cash Investing and Financing Activities:			
Transfer from Investment Securities Available-For-Sale to Investment Securities Held-To-Maturity	—	3,167,839	—
Transfer from Loans to Foreclosed Real Estate	5,406	3,089	4,923
Transfers from Loans to Loans Held for Sale	—	8,555	8,713

The accompanying notes are an integral part of the Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

Bank of Hawaii Corporation (the "Parent") is a bank holding company headquartered in Honolulu, Hawaii. Bank of Hawaii Corporation and its Subsidiaries (the "Company") provides a broad range of financial products and services to customers in Hawaii, Guam, and other Pacific Islands. The majority of the Company's operations consist of customary commercial and consumer banking services including, but not limited to, lending, leasing, deposit services, trust and investment activities, brokerage services, and trade financing.

The accounting and reporting principles of the Company conform to U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Certain prior period information has been reclassified to conform to the current year presentation.

The following is a summary of the Company's significant accounting policies:

Consolidation

The Consolidated Financial Statements include the accounts of the Parent and its subsidiaries. The Parent's principal subsidiary is Bank of Hawaii (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities

Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in an entity's net asset value. The primary beneficiary consolidates the variable interest entity ("VIE"). The primary beneficiary is defined as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.

The Company has a limited partnership interest in several low-income housing partnerships. These partnerships provide funds for the construction and operation of apartment complexes that provide affordable housing to that segment of the population with lower family income. If these developments successfully attract a specified percentage of residents falling in that lower income range, state and/or federal income tax credits are made available to the partners. The tax credits are generally recognized over 10 years. In order to continue receiving the tax credits each year over the life of the partnership, the low-income residency targets must be maintained.

These entities meet the definition of a VIE; however, the Company is not the primary beneficiary of the entities, as the general partner has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. While the partnership agreements allow the limited partners, through a majority vote, to remove the general partner, this right is not deemed to be substantive as the general partner can only be removed for cause.

The investment in these entities is initially recorded at cost, which approximates the maximum exposure to loss as a result of the Company's involvement with these unconsolidated entities. The balance of the Company's investments in these entities was $47.2 million and $34.3 million as of December 31, 2012 and 2011, respectively, and is included in other assets in the consolidated statements of condition. Under the effective yield method, the Company recognizes tax credits generally over 10 years and amortizes the initial cost of the investment to provide a constant effective yield over the period that tax credits are allocated to the Company.

Unfunded commitments to fund these low-income housing partnerships were $15.9 million and $9.0 million as of December 31, 2012 and 2011, respectively. These unfunded commitments are unconditional and legally binding and are recorded in other liabilities in the consolidated statements of condition.

Investment Securities

Investment securities are accounted for according to their purpose and holding period. Trading securities are those that are bought and held principally for the purpose of selling them in the near term. The Company held no trading securities as of December 31, 2012 and 2011. Available-for-sale investment securities, comprised of debt and mortgage-backed securities, are those that may be sold before maturity due to changes in the Company's interest rate risk profile or funding needs, and are reported at fair value with unrealized gains and losses, net of taxes, reported as a component of other comprehensive income. Held-to-maturity investment securities, comprised of debt and mortgage-backed securities, are those that management has the positive intent and ability to hold to maturity and are reported at amortized cost.

Realized gains and losses are recorded in noninterest income and are determined on a trade date basis using the specific identification method. Interest and dividends on investment securities are recognized in interest income on an accrual basis. Premiums and discounts are amortized or accreted into interest income using the interest method over the expected lives of the individual securities.

Transfers of debt securities from the available-for-sale category to the held-to-maturity category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer remains in accumulated other comprehensive income and in the carrying value of the held-to-maturity investment security. Premiums or discounts on investment securities are amortized or accreted as an adjustment of yield using the interest method over the estimated life of the security. Unrealized holding gains or losses that remain in accumulated other comprehensive income are also amortized or accreted over the estimated life of the security as an adjustment of yield, offsetting the related amortization of the premium or accretion of the discount.

Other-Than-Temporary-Impairments of Investment Securities

The Company conducts an other-than-temporary-impairment ("OTTI") analysis of investment securities on a quarterly basis or more often if a potential loss-triggering event occurs. A write-down of a debt security is recorded when fair value is below amortized cost in circumstances where: (1) the Company has the intent to sell a security; (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis; or (3) the Company does not expect to recover the entire amortized cost basis of the security. If the Company intends to sell a security or if it is more likely than not that the Company will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other comprehensive income. To determine the amount related to credit loss on a debt security, the Company applies a methodology similar to that used for evaluating the impairment of loans. As of December 31, 2012, management determined that the Company did not own any investment securities that were other-than-temporarily-impaired.

Loans Held for Sale

Residential mortgage loans originated prior to October 1, 2011, with the intent to be sold in the secondary market, were valued on an aggregate basis at the lower-of-cost-or-fair value. Residential mortgage loans originated on or after October 1, 2011, with the intent to be sold in the secondary market, are accounted for under the fair value option. Non-refundable fees and direct loan origination costs related to residential mortgage loans held for sale are recognized in noninterest income or noninterest expense as earned or incurred. Fair value is primarily determined based on quoted prices for similar loans in active markets. Gains and losses on sales of residential mortgage loans (sales proceeds minus carrying value) are recorded in the mortgage banking component of noninterest income.

Commercial loans that management has an active plan to sell are valued on an individual basis at the lower-of-cost-or fair value. Fair value is primarily determined based on quoted prices for similar loans in active markets or agreed upon sales prices. Any reduction in the loan's value, prior to being transferred to the held for sale category, is reflected as a charge-off of the recorded investment in the loan resulting in a new cost basis, with a corresponding reduction in the allowance for loan and lease losses. Further decreases in the fair value of the loan are recognized in noninterest expense.

Loans and Leases

Loans are reported at the principal amount outstanding, net of unearned income, cumulative net charge-offs, and net unamortized deferred loan fees or costs. Interest income is recognized on an accrual basis. Loan origination fees, certain direct costs, and unearned discounts and premiums, if any, are deferred and are generally amortized into interest income as yield adjustments using the interest method over the contractual life of the loan. Loan commitment fees are generally recognized into noninterest income. Other credit-related fees are recognized as fee income, a component of noninterest income, when earned.

Direct financing leases are carried at the aggregate of lease payments receivable plus the estimated residual value of leased property, less unearned income. Leveraged leases, which are a form of direct financing leases, are carried net of non-recourse debt. Unearned income on direct financing and leveraged leases is amortized over the lease term by methods that approximate the interest method. Residual values on leased assets are periodically reviewed for impairment.

Portfolio segments are defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for loan and lease losses (the "Allowance"). Management has determined that the Company has two portfolio segments of loans and leases (commercial and consumer) in determining the Allowance. Both quantitative and qualitative factors are used by management at the portfolio segment level in determining the adequacy of the Allowance for the Company. Classes of loans and leases are a disaggregation of a Company's portfolio segments. Classes are defined as a group of loans and leases which share similar initial measurement attributes, risk characteristics, and methods for monitoring and assessing credit risk. Management has determined that the Company has eight classes of loans and leases (commercial and industrial, commercial mortgage, construction, lease financing, residential mortgage, home equity, automobile, and other). The "other" class of loans and leases is comprised of revolving credit, installment, and lease financing arrangements.

Non-Performing Loans and Leases

Generally, all classes of commercial loans and leases are placed on non-accrual status upon becoming contractually past due 90 days as to principal or interest (unless loans and leases are adequately secured by collateral, are in the process of collection, and are reasonably expected to result in repayment), when terms are renegotiated below market levels, or where substantial doubt about full repayment of principal or interest is evident. For residential mortgage and home equity loan classes, loans are placed on non-accrual status at the earlier of the loan becoming contractually past due 120 days as to principal or interest or upon taking of a partial charge-off on the loan. For automobile and other consumer loan classes, the entire outstanding balance of the loan is charged-off when the loan becomes 120 days past due as to principal or interest.

When a loan or lease is placed on non-accrual status, the accrued and unpaid interest receivable is reversed and the loan or lease is accounted for on the cash or cost recovery method until qualifying for return to accrual status. All payments received on non-accrual loans and leases are applied against the principal balance of the loan or lease. A loan or lease may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan or lease agreement and when doubt about repayment is resolved.

Generally, for all classes of loans and leases, a charge-off is recorded when it is probable that a loss has been incurred and when it is possible to determine a reasonable estimate of the loss. For all classes of commercial loans and leases, a charge-off is determined on a judgmental basis after due consideration of the debtor's prospects for repayment and the fair value of collateral. For the pooled segment of the Company's commercial and industrial loan class, which consists of small business loans, the entire outstanding balance of the loan is charged-off during the month that the loan becomes 120 days past due as to principal or interest. For residential mortgage and home equity loan classes, a partial charge-off is recorded at 120 days past due as to principal or interest for the amount that the loan balance exceeds the fair value of the collateral. In the event that loans or lines in the home equity loan class is behind another financial institution's first mortgage, the entire outstanding balance of the loan is charged-off when the loan becomes 120 days past due as to principal or interest, unless the combined loan-to-value ratio is 60% or less. As noted above, loans in the automobile and other consumer loan classes are charged-off in its entirety upon the loan becoming 120 days past due as to principal or interest.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Company will not be able to collect all amounts due from the borrower in accordance with the contractual terms of the loan, including scheduled interest payments. Impaired loans include all classes of commercial non-accruing loans (except lease financing and small business loans), and all loans modified in a troubled debt restructuring. Impaired loans exclude lease financing and smaller balance homogeneous loans (consumer and small business non-accruing loans) that are collectively evaluated for impairment.

For all classes of commercial loans, a quarterly evaluation of individual commercial borrowers is performed to identify impaired loans. The identification of specific borrowers for review is based on a review of non-accrual loans as well as those loans specifically identified by management as exhibiting above average levels of risk.

When a loan has been identified as being impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the estimated fair value of the collateral, less any selling costs, if the loan is collateral-dependent. If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest, net of deferred loan fees or costs, and unamortized premiums or discounts), an impairment is recognized by establishing or adjusting an existing allocation of the Allowance, or by recording a partial charge-off of the loan to its fair value. Interest payments made on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest income may be accrued or recognized on a cash basis.

Loans Modified in a Troubled Debt Restructuring

Loans are considered to have been modified in a troubled debt restructuring when, due to a borrower's financial difficulties, the Company makes certain concessions to the borrower that it would not otherwise consider. Modifications may include interest rate reductions, principal or interest forgiveness, forbearance, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. Generally, a non-accrual loan that has been modified in a troubled debt restructuring remains on non-accrual status for a period of 6 months to demonstrate that the borrower is able to meet the terms of the modified loan. However, performance prior to the modification, or significant events that coincide with the modification, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of loan modification or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains on non-accrual status.

Reserve for Credit Losses

The Company's reserve for credit losses is comprised of two components, the Allowance and the reserve for unfunded commitments (the "Unfunded Reserve").

Allowance for Loan and Lease Losses

The Company maintains an Allowance adequate to cover management's estimate of probable credit losses as of the balance sheet date. Changes to the absolute level of the Allowance are recognized through charges or credits to the provision for credit losses (the "Provision"). Loans and leases that are charged-off reduce the Allowance while recoveries of loans and leases previously charged-off increase the Allowance. The Allowance considers both unimpaired and impaired loans and is developed and documented at the portfolio segment level (commercial and consumer).

The level of the Allowance related to the Company's commercial portfolio segment is generally based on the credit risk ratings and historical loss experience of individual borrowers. This is supplemented as necessary by credit judgment to address observed changes in trends and conditions, and other relevant environmental and economic factors that may affect the collectability of loans and leases. Excluding those loans and leases evaluated individually for impairment, the Company's remaining commercial loans and leases are pooled and collectively evaluated for impairment based on business unit and internal risk rating segmentation.

The level of the Allowance related to the Company's consumer portfolio segment is generally based on analyses of homogeneous pools of loans and leases. Loans and leases are pooled based on similar loan and lease risk characteristics for collective evaluation of impairment. Loss estimates are calculated based on historical rolling average loss rates and average delinquency flows to loss. Consumer loans that have been individually evaluated for impairment or modified in a troubled debt restructuring are excluded from the homogeneous pools. Impairment related to such loans is generally determined based on the present value of expected future cash flows discounted at the loan's original effective interest rate.

The Allowance also includes an estimate for inherent losses not reflected in the historical analyses. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of net charge-offs. In addition, the Company uses a variety of other tools to estimate probable credit losses including, but not limited to, a rolling quarterly forecast of asset quality metrics; stress testing; and performance indicators based on the Company's own experience, peers, or other industry sources.

Reserve for Unfunded Commitments

The Unfunded Reserve is a component of other liabilities and represents the estimate for probable credit losses inherent in unfunded commitments to extend credit. Unfunded commitments to extend credit include banker's acceptances, and standby and commercial letters of credit. The process used to determine the Unfunded Reserve is consistent with the process for determining the Allowance, as adjusted for estimated funding probabilities or loan and lease equivalency factors. The level of the Unfunded Reserve is adjusted by recording an expense or recovery in other noninterest expense.

Cash and Cash Equivalents

Cash and cash equivalents include cash and noninterest-bearing deposits, interest-bearing deposits, and funds sold. All amounts are readily convertible to cash and have maturities of less than 90 days.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Capital leases are included in premises and equipment at the capitalized amount less accumulated amortization.

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives range up to 30 years for buildings and up to 10 years for equipment. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term. Capitalized leased assets are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Repairs and maintenance are charged to expense as incurred, while improvements which extend the estimated useful life of the asset are capitalized and depreciated over the estimated remaining life of the asset.

Premises and equipment are periodically evaluated for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of premises and equipment are less than its carrying amount. In that event, the Company records a loss for the difference between the carrying amount and the fair value of the asset based on quoted market prices, if applicable, or a discounted cash flow analysis.

Foreclosed Real Estate

Foreclosed real estate consists of properties acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. These properties are recorded at fair value less estimated costs to sell the property. If the recorded investment in the loan exceeds the property's fair value at the time of acquisition, a charge-off is recorded against the Allowance. If the fair value of the property at the time of acquisition exceeds the carrying amount of the loan, the excess is recorded either as a recovery to the Allowance if a charge-off had previously been recorded, or as a gain on initial transfer in other noninterest income. Subsequent decreases in the property's fair value and operating expenses of the property are recognized through charges to other noninterest expense. The fair value of the property acquired is based on third party appraisals, broker price opinions, recent sales activity, or a combination thereof, subject to management judgment.

Mortgage Servicing Rights

Mortgage servicing rights are recognized as assets when mortgage loans are sold and the rights to service those loans are retained. Mortgage servicing rights are initially recorded at fair value by using a discounted cash flow model to calculate the present value of estimated future net servicing income.

The Company's mortgage servicing rights accounted for under the fair value method are carried on the statements of condition at fair value with changes in fair value recorded in mortgage banking income in the period in which the change occurs. Changes in the fair value of mortgage servicing rights are primarily due to changes in valuation inputs, assumptions, and the collection and realization of expected cash flows.

The Company's mortgage servicing rights accounted for under the amortization method are initially recorded at fair value. However, these mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. An impairment analysis is prepared on a quarterly basis by estimating the fair value of the mortgage servicing rights and comparing that value to the carrying amount. A valuation allowance is established when the carrying amount of these mortgage servicing rights exceeds fair value.

Written Loan Commitments

The Company includes the fair value associated with the expected net future cash flows related to the servicing of the loan in the measurement of interest rate lock commitments that are accounted for at fair value through earnings. The expected net future cash flows from servicing the loan that are to be included in measuring the fair value of the interest rate lock commitment is determined in the same manner that the fair value of a recognized servicing asset is measured. However, a separate and distinct servicing asset is not recognized for accounting purposes until the servicing rights have been contractually separated from the underlying loan by sale or securitization of the loan with servicing rights retained. See Note 17 to the Consolidated Financial Statements for more information on written loan commitments.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is assigned to reporting units, which are operating segments or one level below an operating segment. Goodwill is assigned to the Company's reporting units that are expected to benefit from the business combination. Goodwill is assessed annually for impairment, and more frequently if events or changes in circumstances indicate that there may be an impairment. Adverse changes in the economic environment, declining operations, unanticipated competition, loss of key personnel, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, a loss would be recognized in other noninterest expense to reduce the carrying amount to the implied fair value of goodwill. A goodwill impairment analysis is comprised of two steps. Step 1, used to identify instances of potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, including goodwill, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit, including goodwill, exceeds its fair value, the second step of the goodwill impairment analysis is performed to measure the amount of impairment loss, if any. Step 2 of the goodwill impairment analysis compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that reporting unit's goodwill, an impairment loss is recognized in an amount equal to that excess. Subsequent reversals of goodwill impairment are prohibited.

GAAP also permits an entity an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Step 1 quantitative impairment analysis described above is required. Otherwise, no further impairment testing is required. During the fourth quarter of 2012, the Company performed its annual evaluation for goodwill impairment. This evaluation indicated no impairment of the Company's goodwill.

Non-Marketable Equity Securities

The Company is required to hold non-marketable equity securities, comprised of Federal Home Loan Bank of Seattle ("FHLB") and Federal Reserve Bank ("FRB") stock, as a condition of membership. These securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value and only to the respective issuing government supported institution or to another member institution. The Company records these non-marketable equity securities as a component of other assets which are periodically evaluated for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Securities Sold Under Agreements to Repurchase

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, securities sold under agreements to repurchase are accounted for as collateralized financing arrangements and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Company's consolidated statements of condition, while the securities underlying the securities sold under agreements to repurchase remain in the respective asset accounts and are delivered to and held in collateral by third party trustees.

In April 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2011-03, *"Reconsideration of Effective Control for Repurchase Agreements."* The provisions of ASU No. 2011-03 modify the criteria for determining when repurchase agreements would be accounted for as a secured borrowing rather than as a sale. ASU No. 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. The FASB believes that contractual rights and obligations determine effective control and that there does not need to be a requirement to assess the ability to exercise those rights. ASU No. 2011-03 does not change the other existing criteria used in the assessment of effective control. The Company adopted the provisions of ASU No. 2011-03 prospectively for transactions or modifications of existing transactions that occurred on or after January 1, 2012. As the Company accounted for all of its repurchase agreements as collateralized financing arrangements prior to the adoption of ASU No. 2011-03, the adoption had no impact on the Company's Consolidated Financial Statements.

Pension and Postretirement Benefit Plans

The Company incurs certain employment-related expenses associated with its two pension plans and a postretirement benefit plan (the "Plans"). In order to measure the expense associated with the Plans, various assumptions are made including the discount rate, expected return on plan assets, anticipated mortality rates, and expected future healthcare costs. The assumptions are based on historical experience as well as current facts and circumstances. The Company uses a December 31 measurement date for its Plans. As of the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The projected benefit obligation is primarily determined based on the present value of projected benefit distributions at an assumed discount rate.

Net periodic pension benefit costs include interest costs based on an assumed discount rate, the expected return on plan assets based on actuarially derived market-related values, and the amortization of net actuarial losses. Net periodic postretirement benefit costs include service costs, interest costs based on an assumed discount rate, and the amortization of prior service credits and net actuarial gains. Differences between expected and actual results in each year are included in the net actuarial gain or loss amount, which is recognized in other comprehensive income. The net actuarial gain or loss in excess of a 10% corridor is amortized in net periodic benefit cost over the average remaining expected lives of the pension plan participants. The prior service credit is amortized over the average remaining service period to full eligibility for participating employees expected to receive benefits.

The Company recognizes in its statement of condition an asset for a plan's overfunded status or a liability for a plan's underfunded status. The Company also measures the Plans' assets and obligations that determine its funded status as of the end of the fiscal year and recognizes those changes in other comprehensive income, net of tax.

Income Taxes

The Parent files a consolidated federal income tax return with the Bank and its subsidiaries. Calculation of the Company's provision for income taxes requires the interpretation of income tax laws and regulations and the use of estimates and judgments in its determination. The Company is subject to examination by governmental authorities that may give rise to income tax issues due to differing interpretations. Changes to the liability for income taxes also occur due to changes in income tax rates, implementation of new business strategies, resolution of issues with taxing authorities, and newly enacted statutory, judicial, and regulatory guidance.

Deferred income taxes are provided to reflect the tax effect of temporary differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred income taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the tax rate change is enacted. A deferred tax valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

The Company's tax sharing policy provides for the settlement of income taxes between each relevant subsidiary as if the subsidiary had filed a separate return. Payments are made to the Parent by subsidiaries with tax liabilities and subsidiaries that generate tax benefits receive payments for those benefits as used.

The Company maintains reserves for certain tax positions that arise in the normal course of business. As of December 31, 2012, these positions were evaluated based on an assessment of probabilities as to the likelihood of whether a liability had been incurred. Such assessments are reviewed as events occur and adjustments to the reserves are made as appropriate.

In evaluating a tax position for recognition, the Company judgmentally evaluates whether it is more likely than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more likely than not recognition threshold, the tax position is measured and recognized in the Company's Consolidated Financial Statements as the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized upon ultimate settlement.

Treasury Stock

Shares of the Parent's common stock that are repurchased are recorded in treasury stock at cost. On the date of subsequent re-issuance, the treasury stock account is reduced by the cost of such stock on a first-in, first-out basis.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period, assuming conversion of all potentially dilutive common stock equivalents.

Derivative Financial Instruments

In the ordinary course of business, the Company enters into derivative financial instruments as an end-user in connection with its risk management activities and to accommodate the needs of its customers. The Company has elected not to qualify for hedge accounting methods addressed under current provisions of GAAP. Derivative financial instruments are stated at fair value on the consolidated statements of condition with changes in fair value reported in current period earnings.

Share-Based Compensation

The Company may grant share-based compensation to employees and non-employee directors in the form of restricted stock and stock options. Share-based compensation expense is measured based on the fair value of the award at the date of grant and is recognized in the statement of income on a straight-line basis over the requisite service period for service-based awards. The fair value of restricted stock is determined based on the closing price of the Parent's common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards, plus additional recognition of costs associated with accelerated vesting based on the projected attainment of Company performance measures. The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model and related assumptions. The Company uses historical data to predict option exercise and employee termination behavior. Expected volatilities are based on the historical volatility of the Parent's common stock. The expected term of options granted is derived from actual historical exercise activity and represents the period of time that options granted are expected to be outstanding. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant based on the expected life of the option. The dividend yield is equal to the dividend yield of the Parent's common stock at the time of grant. The amortization of share-based compensation reflects estimated forfeitures, adjusted for actual forfeiture experience. Share-based compensation is recorded in the statements of income as a component of salaries and benefits for employees and as a component of other noninterest expense for non-employee directors, with a corresponding increase to capital surplus in shareholders' equity. As share-based compensation expense is recognized, a deferred tax asset is established that represents an estimate of future income tax deductions from the release of restrictions or the exercise of stock options.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $4.7 million, $5.5 million, and $5.0 million for the years ended December 31, 2012, 2011, and 2010, respectively.

International Operations

The Bank has operations that are conducted in certain Pacific Islands that are denominated in U.S. dollars. These operations are classified as domestic.

Fair Value Measurements

Fair value measurements apply whenever GAAP requires or permits assets or liabilities to be measured at fair value either on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. Management maximizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value measurements. Management reviews and updates the fair value hierarchy classifications of the Company's assets and liabilities on a quarterly basis. The three-level fair value hierarchy is as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement; inputs to the valuation methodology that utilize model-based techniques for which significant assumptions are not observable in the market; or inputs to the valuation methodology that requires significant management judgment or estimation, some of which may be internally developed.

In determining fair value measurements, management assesses whether the volume and level of activity for an asset or liability have significantly decreased. In such instances, management determines whether recent quoted prices are associated with illiquid or inactive markets. If management concludes that quoted prices are associated with illiquid or inactive markets, adjustments to quoted prices may be necessary or management may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate to estimate an asset or liability's fair value. See Note 14 and Note 19 to the Consolidated Financial Statements for the required fair value measurement disclosures.

In May 2011, the FASB issued ASU No. 2011-04, *"Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs."* The provisions of ASU No. 2011-04 result in a consistent definition of fair value and common requirements for the measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards ("IFRS"). The changes to U.S. GAAP as a result of ASU No. 2011-04 are as follows: (1) The concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets (that is, it does not apply to financial assets or any liabilities); (2) U.S. GAAP currently prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets. ASU No. 2011-04 extends that prohibition to all fair value measurements; (3) An exception is provided to the basic fair value measurement principles for an entity that holds a group of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk that are managed on the basis of the entity's net exposure to either of those risks. This exception allows the entity, if certain criteria are met, to measure the fair value of the net asset or liability position in a manner consistent with how market participants would price the net risk position; (4) Aligns the fair value measurement of instruments classified within an entity's shareholders' equity with the guidance for liabilities; and (5) Disclosure requirements have been expanded for Level 3 fair value measurements to disclose quantitative information about unobservable inputs and assumptions used, to describe the valuation processes used by the entity, and to qualitatively describe the sensitivity of fair value measurements to changes in unobservable inputs and the interrelationships between those inputs. In addition, entities must report the level in the fair value hierarchy of items that are not measured at fair value in the statement of condition but whose fair value must be disclosed. The Company adopted the provisions of ASU No. 2011-04 effective January 1, 2012. The fair value measurement provisions of ASU No. 2011-04 had no impact on the Company's statements of income and condition. See Note 19 to the Consolidated Financial Statements for the expanded disclosures required by ASU No. 2011-04.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, *"Presentation of Comprehensive Income."* The provisions of ASU No. 2011-05 allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Under either method, entities are required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 also eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity but does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU No. 2011-05 was effective for the Company's interim reporting period beginning on or after January 1, 2012, with retrospective application required. In December 2011, the FASB issued ASU No. 2011-12, *"Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05."* The provisions of ASU No. 2011-12 defer indefinitely the requirement for entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. ASU No. 2011-12, which shares the same effective date as ASU No. 2011-05, does not defer the requirement for entities to present components of comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted the provisions of ASU No. 2011-05 and ASU No. 2011-12, which resulted in a new statement of comprehensive income, for the interim period ended March 31, 2012. The adoption of ASU No. 2011-05 and ASU No. 2011-12 had no impact on the Company's statements of income, condition, shareholders' equity, and cash flows.

Future Application of Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, *"Disclosures About Offsetting Assets and Liabilities."* This project began as an attempt to converge the offsetting requirements under U.S. GAAP and IFRS. However, as the FASB and International Accounting Standards Board were not able to reach a converged solution with regards to offsetting requirements, they each developed convergent disclosure requirements to assist in reconciling differences in the offsetting requirements under U.S. GAAP and IFRS. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. ASU No. 2011-11 also requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. In January 2013, the FASB issued ASU No. 2013-01, *"Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities."* The provisions of ASU No. 2013-01 limits the scope of the new balance sheet offsetting disclosures to the following financial instruments, to the extent they are offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the statement of financial position: (1) derivatives; (2) repurchase agreements and reverse repurchase agreements; and (3) securities borrowing and securities lending transactions. ASU No. 2013-01, which shares the same effective date as ASU No. 2011-11, is effective for interim and annual reporting periods beginning on or after January 1, 2013. As the provisions of ASU No. 2011-11 and ASU No. 2013-01 only impact the disclosure requirements related to the offsetting of assets and liabilities, the adoption will have no impact on the Company's statements of income and condition.

In February 2013, the FASB issued ASU No. 2013-02, *"Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,"* to improve the transparency of reporting these reclassifications. ASU No. 2013-02 does not amend any existing requirements for reporting net income or other comprehensive income in the financial statements. ASU No. 2013-02 requires an entity to disaggregate the total change of each component of other comprehensive income (e.g., unrealized gains or losses on available-for-sale investment securities) and separately present reclassification adjustments and current period other comprehensive income. The provisions of ASU No. 2013-02 also requires that entities present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., unrealized gains or losses on available-for-sale investment securities) and the income statement line item affected by the reclassification (e.g., realized gains (losses) on sales of investment securities). If a component is not required to be reclassified to net income in its entirety (e.g., amortization of defined benefit plan items), entities would instead cross reference to the related note to the financial statements for additional information (e.g., pension footnote). ASU No. 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 is expected to have no impact on the Company's statements of income and condition.

Note 2. Restrictions on Cash and Noninterest-Bearing Deposits

The FRB requires bank subsidiaries to maintain minimum average reserve balances based on the amount of deposits held. The Bank's average required reserve balances were $93.6 million and $63.1 million as of December 31, 2012 and 2011, respectively.

Note 3. Investment Securities

The amortized cost, gross unrealized gains and losses, and fair value of the Company's investment securities as of December 31, 2012, 2011, and 2010 were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2012				
Available-for-Sale:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 855,070	$ 14,936	$ (17)	$ 869,989
Debt Securities Issued by States and Political Subdivisions	753,207	30,159	(955)	782,411
Debt Securities Issued by Corporations	82,450	1,984	—	84,434
Mortgage-Backed Securities Issued by				
Government Agencies	1,565,724	29,190	(1,489)	1,593,425
U.S. Government-Sponsored Enterprises	35,234	2,064	—	37,298
Total Mortgage-Backed Securities	1,600,958	31,254	(1,489)	1,630,723
Total	$ 3,291,685	$ 78,333	$ (2,461)	$ 3,367,557
Held-to-Maturity:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 190,168	$ 5,198	$ —	$ 195,366
Debt Securities Issued by Corporations	24,000	4	—	24,004
Mortgage-Backed Securities Issued by				
Government Agencies	3,349,403	86,673	(1,366)	3,434,710
U.S. Government-Sponsored Enterprises	31,494	2,102	—	33,596
Total Mortgage-Backed Securities	3,380,897	88,775	(1,366)	3,468,306
Total	$ 3,595,065	$ 93,977	$ (1,366)	$ 3,687,676
December 31, 2011				
Available-for-Sale:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 1,220,282	$ 11,204	$ (468)	$ 1,231,018
Debt Securities Issued by States and Political Subdivisions	391,276	15,783	—	407,059
Debt Securities Issued by Corporations	97,917	607	(2,137)	96,387
Mortgage-Backed Securities Issued by				
Government Agencies	1,618,913	38,066	(1,107)	1,655,872
U.S. Government-Sponsored Enterprises	58,548	3,001	—	61,549
Total Mortgage-Backed Securities	1,677,461	41,067	(1,107)	1,717,421
Total	$ 3,386,936	$ 68,661	$ (3,712)	$ 3,451,885
Held-to-Maturity:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 179,474	$ 6,704	$ —	$ 186,178
Mortgage-Backed Securities Issued by				
Government Agencies	3,429,038	89,801	(2,918)	3,515,921
U.S. Government-Sponsored Enterprises	49,284	2,823	—	52,107
Total Mortgage-Backed Securities	3,478,322	92,624	(2,918)	3,568,028
Total	$ 3,657,796	$ 99,328	$ (2,918)	$ 3,754,206
December 31, 2010				
Available-for-Sale:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 536,770	$ 19,131	$ (45)	$ 555,856
Debt Securities Issued by States and Political Subdivisions	113,715	1,477	(1,583)	113,609
Debt Securities Issued by U.S. Government-Sponsored Enterprises	500	5	—	505
Mortgage-Backed Securities Issued by				
Government Agencies	5,696,907	84,008	(30,887)	5,750,028
U.S. Government-Sponsored Enterprises	109,259	4,617	—	113,876
Total Mortgage-Backed Securities	5,806,166	88,625	(30,887)	5,863,904
Total	$ 6,457,151	$ 109,238	$ (32,515)	$ 6,533,874
Held-to-Maturity:				
Mortgage-Backed Securities Issued by				
Government Agencies	$ 47,368	$ 2,959	$ —	$ 50,327
U.S. Government-Sponsored Enterprises	79,881	3,820	—	83,701
Total	$ 127,249	$ 6,779	$ —	$ 134,028

During the year ended December 31, 2011, the Company reclassified at fair value approximately $3.2 billion in available-for-sale investment securities to the held-to-maturity category. The related unrealized after-tax gains of approximately $27.9 million remained in accumulated other comprehensive income to be amortized over the estimated remaining life of the securities as an adjustment of yield, offsetting the related amortization of the premium or accretion of the discount on the transferred securities. No gains or losses were recognized at the time of reclassification. Management considers the held-to-maturity classification of these investment securities to be appropriate as the Company has the positive intent and ability to hold these securities to maturity.

The table below presents an analysis of the contractual maturities of the Company's investment securities as of December 31, 2012. Mortgage-backed securities are disclosed separately in the table below as these investment securities may prepay prior to their scheduled contractual maturity dates.

(dollars in thousands)	Amortized Cost	Fair Value
Available-for-Sale:		
Due in One Year or Less	$ 436,741	$ 438,156
Due After One Year Through Five Years	197,603	204,713
Due After Five Years Through Ten Years	427,842	440,818
Due After Ten Years	628,541	653,147
	1,690,727	1,736,834
Mortgage-Backed Securities Issued by		
Government Agencies	1,565,724	1,593,425
U.S. Government-Sponsored Enterprises	35,234	37,298
Total Mortgage-Backed Securities	1,600,958	1,630,723
Total	$ 3,291,685	$ 3,367,557
Held-to-Maturity:		
Due in One Year or Less	$ 50,125	$ 50,512
Due After One Year Through Five Years	140,043	144,854
Due After Ten Years	24,000	24,004
	214,168	219,370
Mortgage-Backed Securities Issued by		
Government Agencies	3,349,403	3,434,710
U.S. Government-Sponsored Enterprises	31,494	33,596
Total Mortgage-Backed Securities	3,380,897	3,468,306
Total	$ 3,595,065	$ 3,687,676

Investment securities with carrying values of $2.9 billion, $3.6 billion, and $3.2 billion as of December 31, 2012, 2011, and 2010, respectively, were pledged to secure deposits of governmental entities and securities sold under agreements to repurchase. As of December 31, 2012, 2011, and 2010, the Company did not pledge any investment securities where the secured party had the right to sell or repledge the collateral.

Gross gains and losses from the sales of investment securities for the years ended December 31, 2012, 2011, and 2010 were as follows:

(dollars in thousands)	2012	2011	2010
Gross Gains on Sales of Investment Securities	$ 255	$ 10,874	$ 42,867
Gross Losses on Sales of Investment Securities	(332)	(4,508)	(19)
Net Gains (Losses) on Sales of Investment Securities	$ (77)	$ 6,366	$ 42,848

The Company's sales of investment securities for the year ended December 31, 2012 were from our available-for-sale portfolio due to management's ongoing evaluation of the portfolio in response to established asset/liability management objectives.

The Company's investment securities in an unrealized loss position, segregated by continuous length of impairment, were as follows:

(dollars in thousands)	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2012						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 2,295	$ (14)	$ 564	$ (3)	$ 2,859	$ (17)
Debt Securities Issued by States and Political Subdivisions	72,400	(955)	—	—	72,400	(955)
Mortgage-Backed Securities Issued by Government Agencies	269,208	(1,254)	22,389	(235)	291,597	(1,489)
Total	$ 343,903	$ (2,223)	$ 22,953	$ (238)	$ 366,856	$ (2,461)
Held-to-Maturity:						
Mortgage-Backed Securities Issued by Government Agencies	$ 351,762	$ (1,366)	$ —	$ —	$ 351,762	$ (1,366)
Total	$ 351,762	$ (1,366)	$ —	$ —	$ 351,762	$ (1,366)
December 31, 2011						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 127,644	$ (464)	$ 920	$ (4)	$ 128,564	$ (468)
Debt Securities Issued by Corporations	38,059	(2,137)	—	—	38,059	(2,137)
Mortgage-Backed Securities Issued by Government Agencies	168,714	(833)	34,824	(274)	203,538	(1,107)
Total	$ 334,417	$ (3,434)	$ 35,744	$ (278)	$ 370,161	$ (3,712)
Held-to-Maturity:						
Mortgage-Backed Securities Issued by Government Agencies	$ 559,012	$ (2,918)	$ —	$ —	$ 559,012	$ (2,918)
Total	$ 559,012	$ (2,918)	$ —	$ —	$ 559,012	$ (2,918)

The Company does not believe that the investment securities that were in an unrealized loss position as of December 31, 2012, which was comprised of 54 securities, represent an other-than-temporary impairment. Total gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. As of December 31, 2012, the gross unrealized losses reported for mortgage-backed securities were related to investment securities issued by the Government National Mortgage Association. The Company does not intend to sell the investment securities that were in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investment securities before recovery of their amortized cost bases, which may be at maturity.

Substantially all of the Company's interest income on investment securities for the years ended December 31, 2012, 2011, and 2010, was comprised of taxable interest income. The income tax benefit related to the Company's net realized losses on the sales of investment securities was not material for the year ended December 31, 2012. The income tax expense related to the Company's net realized gains on the sales of investment securities was $2.5 million and $16.7 million for the years ended December 31, 2011 and 2010, respectively. Net unrealized gains on the Company's available-for-sale investment securities, net of tax, were $46.0 million, $39.4 million, and $46.5 million as of December 31, 2012, 2011, and 2010, respectively. Net unrealized gains on the Company's held-to-maturity investment securities, net of tax, were $13.8 million and $23.5 million as of December 31, 2012 and 2011, respectively, and were related to the transfers of securities from the available-for-sale portfolio. These net unrealized gains, net of tax, were recorded as a component of accumulated other comprehensive income.

Note 4. Loans and Leases and the Allowance for Loan and Lease Losses

Loans and Leases

The Company's loan and lease portfolio was comprised of the following as of December 31:

(dollars in thousands)	2012	2011	2010	2009	2008
Commercial					
Commercial and Industrial	$ 829,512	$ 817,170	$ 772,624	$ 795,167	$ 1,053,781
Commercial Mortgage	1,097,425	938,250	863,385	841,431	740,779
Construction	113,987	98,669	80,325	108,395	153,952
Lease Financing	274,969	311,928	334,997	412,933	468,140
Total Commercial	2,315,893	2,166,017	2,051,331	2,157,926	2,416,652
Consumer					
Residential Mortgage	2,349,916	2,215,892	2,094,189	2,190,677	2,461,824
Home Equity	770,376	780,691	807,479	921,571	1,033,221
Automobile	209,832	192,506	209,008	283,937	369,789
Other [1]	208,504	183,198	173,785	205,674	248,747
Total Consumer	3,538,628	3,372,287	3,284,461	3,601,859	4,113,581
Total Loans and Leases	$ 5,854,521	$ 5,538,304	$ 5,335,792	$ 5,759,785	$ 6,530,233

[1] Comprised of other revolving credit, installment, and lease financing.

Total loans and leases were reported net of unearned income of $71.9 million and $97.6 million as of December 31, 2012 and 2011, respectively.

Commercial loans and residential mortgage loans of $1.0 billion and $1.1 billion were pledged to secure an undrawn FRB line of credit as of December 31, 2012 and 2011, respectively.

As of December 31, 2012 and 2011, residential mortgage loans of approximately $1.6 billion and $1.3 billion, respectively, were pledged under a blanket pledge arrangement to secure FHLB advances. See Note 10 for FHLB advances outstanding as of December 31, 2012. The Company had no FHLB advances outstanding as of December 31, 2011.

Net gains related to sales of residential mortgage loans, recorded as a component of mortgage banking income, were $16.0 million, $5.8 million, and $7.9 million for the years ended December 31, 2012, 2011, and 2010, respectively. There were no net gains or losses related to sales of commercial loans for the years ended December 31, 2012, 2011, and 2010.

Most of the Company's lending activity is with customers located in the State of Hawaii. A substantial portion of the Company's real estate loans are secured by real estate in Hawaii.

Allowance for Loan and Lease Losses

The following presents by portfolio segment, the activity in the Allowance for the years ended December 31, 2012 and 2011. The following also presents by portfolio segment, the balance in the Allowance disaggregated on the basis of the Company's impairment measurement method and the related recorded investment in loans and leases as of December 31, 2012 and 2011.

(dollars in thousands)	Commercial	Consumer	Total
For the Year Ended December 31, 2012			
Allowance for Loan and Lease Losses:			
Balance at Beginning of Period	$ 80,562	$ 58,044	$ 138,606
Loans and Leases Charged-Off	(3,947)	(20,212)	(24,159)
Recoveries on Loans and Leases Previously Charged-Off	4,191	9,240	13,431
Net Loans and Leases Charged-Off	244	(10,972)	(10,728)
Provision for Credit Losses	(8,102)	9,081	979
Balance at End of Period	$ 72,704	$ 56,153	$ 128,857
As of December 31, 2012			
Allowance for Loan and Lease Losses:			
Individually Evaluated for Impairment	$ 161	$ 3,564	$ 3,725
Collectively Evaluated for Impairment	72,543	52,589	125,132
Total	$ 72,704	$ 56,153	$ 128,857
Recorded Investment in Loans and Leases:			
Individually Evaluated for Impairment	$ 13,098	$ 37,500	$ 50,598
Collectively Evaluated for Impairment	2,302,795	3,501,128	5,803,923
Total	$ 2,315,893	$ 3,538,628	$ 5,854,521
For the Year Ended December 31, 2011			
Allowance for Loan and Lease Losses:			
Balance at Beginning of Period	$ 80,977	$ 66,381	$ 147,358
Loans and Leases Charged-Off	(8,112)	(28,648)	(36,760)
Recoveries on Loans and Leases Previously Charged-Off	6,500	8,818	15,318
Net Loans and Leases Charged-Off	(1,612)	(19,830)	(21,442)
Provision for Credit Losses	1,197	11,493	12,690
Balance at End of Period	$ 80,562	$ 58,044	$ 138,606
As of December 31, 2011			
Allowance for Loan and Lease Losses:			
Individually Evaluated for Impairment	$ 1,195	$ 4,256	$ 5,451
Collectively Evaluated for Impairment	79,367	53,788	133,155
Total	$ 80,562	$ 58,044	$ 138,606
Recorded Investment in Loans and Leases:			
Individually Evaluated for Impairment	$ 15,135	$ 32,465	$ 47,600
Collectively Evaluated for Impairment	2,150,882	3,339,822	5,490,704
Total	$ 2,166,017	$ 3,372,287	$ 5,538,304

Credit Quality Indicators

The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The Company uses an internal credit risk rating system that categorizes loans and leases into pass, special mention, or classified categories. Credit risk ratings are applied individually to those classes of loans and leases that have significant or unique credit characteristics that benefit from a case-by-case evaluation. These are typically loans and leases to businesses or individuals in the classes which comprise the commercial portfolio segment. Groups of loans and leases that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk-rated and monitored collectively. These are typically loans and leases to individuals in the classes which comprise the consumer portfolio segment.

The following are the definitions of the Company's credit quality indicators:

Pass:	Loans and leases in all classes within the commercial and consumer portfolio segments that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the loan or lease agreement. Management believes that there is a low likelihood of loss related to those loans and leases that are considered pass.
Special Mention:	Loans and leases in the classes within the commercial portfolio segment that have potential weaknesses that deserve management's close attention. If not addressed, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease. The special mention credit quality indicator is not used for classes of loans and leases that are included in the consumer portfolio segment. Management believes that there is a moderate likelihood of some loss related to those loans and leases that are considered special mention.
Classified:	Loans and leases in the classes within the commercial portfolio segment that are inadequately protected by the sound worth and paying capacity of the borrower or of the collateral pledged, if any. Classified loans and leases are also those in the classes within the consumer portfolio segment that are past due 90 days or more as to principal or interest. Residential mortgage loans that are past due 90 days or more as to principal or interest may be considered pass if the Company is in the process of collection and the current loan-to-value ratio is 60% or less. Home equity loans that are past due 90 days or more as to principal or interest may be considered pass if the Company is in the process of collection, the first mortgage is with the Company, and the current combined loan-to-value ratio is 60% or less. Residential mortgage and home equity loans may be current as to principal and interest, but may be considered classified for a period of up to six months following a loan modification. Following a period of demonstrated performance in accordance with the modified contractual terms, the loan may be removed from classified status. Management believes that there is a distinct possibility that the Company will sustain some loss if the deficiencies related to classified loans and leases are not corrected in a timely manner.

The Company's credit quality indicators are periodically updated on a case-by-case basis. The following presents by class and by credit quality indicator, the recorded investment in the Company's loans and leases as of December 31, 2012 and 2011.

	December 31, 2012				
(dollars in thousands)	Commercial and Industrial	Commercial Mortgage	Construction	Lease Financing	Total Commercial
Pass	$ 779,654	$ 1,018,128	$ 96,058	$ 247,401	$ 2,141,241
Special Mention	22,759	23,848	15,839	26,540	88,986
Classified	27,099	55,449	2,090	1,028	85,666
Total	$ 829,512	$ 1,097,425	$ 113,987	$ 274,969	$ 2,315,893

(dollars in thousands)	Residential Mortgage	Home Equity	Automobile	Other [1]	Total Consumer
Pass	$ 2,326,216	$ 766,912	$ 209,646	$ 207,917	$ 3,510,691
Classified	23,700	3,464	186	587	27,937
Total	$ 2,349,916	$ 770,376	$ 209,832	$ 208,504	$ 3,538,628
Total Recorded Investment in Loans and Leases					$ 5,854,521

	December 31, 2011				
(dollars in thousands)	Commercial and Industrial	Commercial Mortgage	Construction	Lease Financing	Total Commercial
Pass	$ 765,339	$ 859,891	$ 83,722	$ 282,081	$ 1,991,033
Special Mention	30,316	43,805	370	26,257	100,748
Classified	21,515	34,554	14,577	3,590	74,236
Total	$ 817,170	$ 938,250	$ 98,669	$ 311,928	$ 2,166,017

(dollars in thousands)	Residential Mortgage	Home Equity	Automobile	Other [1]	Total Consumer
Pass	$ 2,186,063	$ 776,473	$ 192,336	$ 182,431	$ 3,337,303
Classified	29,829	4,218	170	767	34,984
Total	$ 2,215,892	$ 780,691	$ 192,506	$ 183,198	$ 3,372,287
Total Recorded Investment in Loans and Leases					$ 5,538,304

[1] Comprised of other revolving credit, installment, and lease financing.

Aging Analysis

The following presents by class, an aging analysis of the Company's loan and lease portfolio as of December 31, 2012 and 2011.

(dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Past Due 90 Days or More	Non-Accrual	Total Past Due and Non-Accrual	Current	Total Loans and Leases	Non-Accrual Loans and Leases that are Current [2]
As of December 31, 2012								
Commercial								
Commercial and Industrial	$ 806	$ 10,382	$ 27	$ 5,534	$ 16,749	$ 812,763	$ 829,512	$ 4,963
Commercial Mortgage	188	542	—	3,030	3,760	1,093,665	1,097,425	1,810
Construction	—	—	—	833	833	113,154	113,987	833
Lease Financing	—	—	—	—	—	274,969	274,969	—
Total Commercial	994	10,924	27	9,397	21,342	2,294,551	2,315,893	7,606
Consumer								
Residential Mortgage	6,891	5,433	6,908	21,725	40,957	2,308,959	2,349,916	4,941
Home Equity	6,768	3,267	2,701	2,074	14,810	755,566	770,376	191
Automobile	3,758	586	186	—	4,530	205,302	209,832	—
Other [1]	2,144	1,093	587	—	3,824	204,680	208,504	—
Total Consumer	19,561	10,379	10,382	23,799	64,121	3,474,507	3,538,628	5,132
Total	$ 20,555	$ 21,303	$ 10,409	$ 33,196	$ 85,463	$ 5,769,058	$ 5,854,521	$ 12,738
As of December 31, 2011								
Commercial								
Commercial and Industrial	$ 2,959	$ 743	$ 1	$ 6,243	$ 9,946	$ 807,224	$ 817,170	$ 5,661
Commercial Mortgage	678	—	—	2,140	2,818	935,432	938,250	959
Construction	—	—	—	2,080	2,080	96,589	98,669	—
Lease Financing	—	—	—	5	5	311,923	311,928	5
Total Commercial	3,637	743	1	10,468	14,849	2,151,168	2,166,017	6,625
Consumer								
Residential Mortgage	8,878	9,258	6,422	25,256	49,814	2,166,078	2,215,892	1,856
Home Equity	5,310	2,694	2,194	2,024	12,222	768,469	780,691	97
Automobile	4,095	839	170	—	5,104	187,402	192,506	—
Other [1]	1,679	1,528	435	—	3,642	179,556	183,198	—
Total Consumer	19,962	14,319	9,221	27,280	70,782	3,301,505	3,372,287	1,953
Total	$ 23,599	$ 15,062	$ 9,222	$ 37,748	$ 85,631	$ 5,452,673	$ 5,538,304	$ 8,578

[1] Comprised of other revolving credit, installment, and lease financing.

[2] Represents non-accrual loans that are not past due 30 days or more; however, full payment of principal and interest is still not expected.

Impaired Loans

The following presents by class, information related to impaired loans as of December 31, 2012 and 2011.

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance for Loan Losses
December 31, 2012			
Impaired Loans with No Related Allowance Recorded:			
Commercial			
Commercial and Industrial	$ 7,464	$ 12,714	$ —
Commercial Mortgage	2,971	3,471	—
Construction	833	1,163	—
Total Commercial	11,268	17,348	—
Total Impaired Loans with No Related Allowance Recorded	$ 11,268	$ 17,348	$ —
Impaired Loans with an Allowance Recorded:			
Commercial			
Commercial and Industrial	$ 1,772	$ 1,772	$ 148
Commercial Mortgage	58	58	13
Total Commercial	1,830	1,830	161
Consumer			
Residential Mortgage	31,577	38,219	3,492
Automobile	5,641	5,641	58
Other [1]	282	282	14
Total Consumer	37,500	44,142	3,564
Total Impaired Loans with an Allowance Recorded	$ 39,330	$ 45,972	$ 3,725
Impaired Loans:			
Commercial	$ 13,098	$ 19,178	$ 161
Consumer	37,500	44,142	3,564
Total Impaired Loans	$ 50,598	$ 63,320	$ 3,725
December 31, 2011			
Impaired Loans with No Related Allowance Recorded:			
Commercial			
Commercial and Industrial	$ 6,176	$ 13,526	$ —
Commercial Mortgage	2,140	2,640	—
Total Commercial	8,316	16,166	—
Total Impaired Loans with No Related Allowance Recorded	$ 8,316	$ 16,166	$ —
Impaired Loans with an Allowance Recorded:			
Commercial			
Commercial and Industrial	$ 4,447	$ 4,447	$ 846
Commercial Mortgage	2,372	2,372	349
Total Commercial	6,819	6,819	1,195
Consumer			
Residential Mortgage	25,726	30,606	4,138
Home Equity	21	21	1
Automobile	6,190	6,190	75
Other [1]	528	528	42
Total Consumer	32,465	37,345	4,256
Total Impaired Loans with an Allowance Recorded	$ 39,284	$ 44,164	$ 5,451
Impaired Loans:			
Commercial	$ 15,135	$ 22,985	$ 1,195
Consumer	32,465	37,345	4,256
Total Impaired Loans	$ 47,600	$ 60,330	$ 5,451

[1] Comprised of other revolving credit and installment financing.

The following presents by class, information related to the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2012 and 2011.

(dollars in thousands)	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Average Recorded Investment	**Interest Income Recognized**	**Average Recorded Investment**	**Interest Income Recognized**
Impaired Loans with No Related Allowance Recorded:				
Commercial				
Commercial and Industrial	$ 8,064	$ —	$ 3,367	$ —
Commercial Mortgage	2,643	—	2,845	—
Construction	890	—	115	—
Total Commercial	11,597	—	6,327	—
Total Impaired Loans with No Related Allowance Recorded	$ 11,597	$ —	$ 6,327	$ —
Impaired Loans with an Allowance Recorded:				
Commercial				
Commercial and Industrial	$ 1,752	$ 126	$ 3,988	$ 150
Commercial Mortgage	128	12	755	14
Construction	416	—	58	—
Total Commercial	2,296	138	4,801	164
Consumer				
Residential Mortgage	27,310	428	24,075	333
Home Equity	4	—	21	—
Automobile	5,811	585	5,911	597
Other [1]	380	17	516	29
Total Consumer	33,505	1,030	30,523	959
Total Impaired Loans with an Allowance Recorded	$ 35,801	$ 1,168	$ 35,324	$ 1,123
Impaired Loans:				
Commercial	$ 13,893	$ 138	$ 11,128	$ 164
Consumer	33,505	1,030	30,523	959
Total Impaired Loans	$ 47,398	$ 1,168	$ 41,651	$ 1,123

[1] Comprised of other revolving credit and installment financing.

For the year ended December 31, 2010, the average recorded investment in impaired loans was $33.6 million and the interest income recognized on impaired loans was $0.8 million. For the years ended December 31, 2012, 2011, and 2010, the amount of interest income recognized by the Company within the period that the loans were impaired were primarily related to loans modified in a troubled debt restructuring that remained on accrual status. For the years ended December 31, 2012, 2011, and 2010, the amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired was not material.

Modifications

A modification of a loan constitutes a troubled debt restructuring ("TDR") when the Company for economic or legal reasons related to a borrower's financial difficulties grants a concession to the borrower that it would not otherwise consider. Loans modified in a TDR were $41.1 million and $38.8 million as of December 31, 2012 and 2011, respectively. There were no commitments to lend additional funds on loans modified in a TDR as of December 31, 2012.

The Company offers various types of concessions when modifying a loan or lease, however, forgiveness of principal is rarely granted. Commercial and industrial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral, a co-borrower, or a guarantor is often requested. Commercial mortgage and construction loans modified in a TDR often involve reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period. Lease financing modifications generally involves a short-term forbearance period, usually about three months, after which the missed payments are added to the end of the lease term, thereby extending the maturity date.

Interest continues to accrue on the missed payments and as a result, the effective yield on the lease remains unchanged. As the forbearance period usually involves an insignificant payment delay, lease financing modifications typically do not meet the reporting criteria for a TDR. Prior to November 2012, residential mortgage loans modified in a TDR were primarily comprised of loans where monthly payments were lowered to accommodate the borrowers' financial needs for a period of time, normally two years. During that time, the borrower's entire monthly payment was applied to principal. After the lowered monthly payment period ended, the borrower reverted back to paying principal and interest per the original terms with the maturity date adjusted accordingly. Effective November 2012, the Company revised its modification program to resemble the Federal Government's Home Affordable Modification Payment ("HAMP") Tier 2 program. Under this new modification program, the concessions will generally include a lower interest rate and the loan being fully amortized for up to 40 years from the modification effective date. In some cases, the Company may forbear a portion of the unpaid principal balance with a balloon payment due upon maturity or pay-off of the loan. Land loans are also included in the class of residential mortgage loans. Land loans are typically structured as interest-only monthly payments with a balloon payment due at maturity. Prior to September 2012, land loans modified in a TDR typically involved extending the balloon payment by one to three years, changing the monthly payments from interest-only to principal and interest, while leaving the interest rate unchanged. In September 2012, the land loan modification program was changed to offer an extension to term-out and fully amortize the loan over a period of up to 360 months. Home equity modifications are made infrequently and are offered to borrowers if the Company does not hold the first mortgage. Home equity modifications are uniquely designed to meet the specific needs of each borrower. Borrowers having both a first mortgage and home equity loan with the Company are offered a residential mortgage loan modification. Automobile loans modified in a TDR are primarily comprised of loans where the Company has lowered monthly payments by extending the term.

Loans modified in a TDR are typically already on non-accrual status and partial charge-offs have in some cases already been taken against the outstanding loan balance. As a result, loans modified in a TDR for the Company may have the financial effect of increasing the specific Allowance associated with the loan. An Allowance for impaired consumer and commercial loans that have been modified in a TDR is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent. Management exercises significant judgment in developing these estimates.

The following presents by class, information related to loans modified in a TDR during the year ended December 31, 2012 and 2011.

	Loans Modified as a TDR for the Year Ended December 31, 2012			Loans Modified as a TDR for the Year Ended December 31, 2011		
Troubled Debt Restructurings (dollars in thousands)	**Number of Contracts**	**Recorded Investment (as of period end)** [1]	**Increase in Allowance (as of period end)**	**Number of Contracts**	**Recorded Investment (as of period end)** [1]	**Increase in Allowance (as of period end)**
Commercial						
Commercial and Industrial	5	$ 1,059	$ 131	7	$ 4,281	$ 782
Commercial Mortgage	—	—	—	4	1,249	19
Construction	1	833	—	—	—	—
Total Commercial	6	1,892	131	11	5,530	801
Consumer						
Residential Mortgage	12	8,094	831	17	7,384	964
Automobile	210	2,139	22	289	2,946	36
Other [2]	—	—	—	3	313	8
Total Consumer	222	10,233	853	309	10,643	1,008
Total	228	$ 12,125	$ 984	320	$ 16,173	$ 1,809

[1] The period end balances reflect all partial paydowns and charge-offs since the modification date. TDRs fully paid-off, charged-off, or foreclosed upon by period end are not included.

[2] Comprised of other revolving credit and installment financing.

The following presents by class, loans modified in a TDR that defaulted during the year ended December 31, 2012 and 2011, and within twelve months of their modification date. A TDR is considered to be in default once it becomes 60 days or more past due following a modification.

TDRs that Defaulted During the Period, Within Twelve Months of their Modification Date (dollars in thousands)	**Year Ended December 31, 2012**		**Year Ended December 31, 2011**	
	Number of Contracts	**Recorded Investment (as of period end)** [1]	**Number of Contracts**	**Recorded Investment (as of period end)** [1]
Commercial				
Commercial Mortgage	—	$ —	2	$ 957
Total Commercial	—	—	2	957
Consumer				
Residential Mortgage	3	1,153	1	293
Automobile	7	32	12	150
Total Consumer	10	1,185	13	443
Total	10	$ 1,185	15	$ 1,400

[1] The period end balances reflect all partial paydowns and charge-offs since the modification date. TDRs fully paid-off, charged-off, or foreclosed upon by period end are not included.

Of the three residential mortgage loans modified in a TDR that subsequently defaulted during the twelve months ended December 31, 2012, one was modified by temporarily lowering monthly payments and applying all payments during this time to principal. The other residential mortgage loan in default pertained to a land loan which was modified from an interest-only loan to an amortizing loan, while granting a brief extension on the balloon payment. The third residential mortgage loan in default was modified by granting a term extension, a rate reduction, and a principal forbearance. Automobile loans modified in a TDR that subsequently defaulted were primarily modified by lowering monthly payments by extending the term.

Loans modified in a TDR are closely monitored for delinquency as an early indicator of possible future default. If loans modified in a TDR subsequently default, the Company evaluates the loan for possible further impairment. The Allowance may be increased, adjustments may be made in the allocation of the Allowance, or partial charge-offs may be taken to further write-down the carrying value of the loan.

Related Party Loans

Certain directors and executive officers of the Company, companies in which they are principal owners, and trusts in which they are involved, have loans with the Bank. These loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. As of December 31, 2012 and 2011, related party loan balances were $6.7 million and $6.4 million, respectively.

Note 5. Mortgage Servicing Rights

The Company's portfolio of residential mortgage loans serviced for third parties was $3.1 billion as of December 31, 2012 and $3.2 billion as of December 31, 2011 and 2010. Generally, the Company's residential mortgage loans sold to third parties are sold on a non-recourse basis. The Company's mortgage servicing activities include collecting principal, interest, and escrow payments from borrowers; making tax and insurance payments on behalf of the borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to investors. Servicing income, including late and ancillary fees, was $8.2 million, $8.6 million, and $8.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. Servicing income is recorded as a component of mortgage banking income in the Company's consolidated statements of income. The Company's residential mortgage loan servicing portfolio is comprised primarily of fixed-rate loans concentrated in Hawaii.

For the years ended December 31, 2012, 2011, and 2010, the change in the fair value of the Company's mortgage servicing rights accounted for under the fair value measurement method was as follows:

(dollars in thousands)		2012		2011		2010
Balance at Beginning of Year	$	7,131	$	10,226	$	15,332
Changes in Fair Value:						
Due to Change in Valuation Assumptions [1]		(863)		(1,521)		(2,546)
Due to Payoffs		(1,507)		(1,574)		(2,560)
Total Changes in Fair Value of Mortgage Servicing Rights		(2,370)		(3,095)		(5,106)
Balance at End of Year	$	4,761	$	7,131	$	10,226

[1] Principally represents changes in discount rates and loan repayment rate assumptions, mostly due to changes in interest rates.

For the years ended December 31, 2012, 2011, and 2010, the change in the carrying value of the Company's mortgage servicing rights accounted for under the amortization method was as follows:

(dollars in thousands)		2012		2011		2010
Balance at Beginning of Year	$	17,148	$	15,153	$	10,638
Servicing Rights that Resulted From Asset Transfers		6,016		4,139		6,086
Amortization		(2,685)		(2,144)		(1,571)
Balance at End of Year	$	20,479	$	17,148	$	15,153
Fair Value of Mortgage Servicing Rights Accounted for Under the Amortization Method						
Beginning of Year	$	17,159	$	20,340	$	14,853
End of Year	$	23,143	$	17,159	$	20,340

The key assumptions used in estimating the fair value of the Company's mortgage servicing rights as of December 31, 2012 and 2011 were as follows:

	2012	2011
Weighted-Average Constant Prepayment Rate [1]	12.26 %	15.56 %
Weighted-Average Life (in years)	6.24	5.03
Weighted-Average Note Rate	4.59 %	4.87 %
Weighted-Average Discount Rate [2]	5.57 %	6.31 %

[1] Represents annualized loan repayment rate assumption.
[2] Derived from multiple interest rate scenarios that incorporate a spread to the London Interbank Offered Rate swap curve and market volatilities.

Residential mortgage loan repayment rates for the Company's servicing portfolio, which is concentrated in Hawaii, was slightly lower than the national average for the years ended December 31, 2012 and 2011.

A sensitivity analysis of the Company's fair value of mortgage servicing rights to changes in certain key assumptions as of December 31, 2012 and 2011 is presented in the following table.

(dollars in thousands)		2012		2011
Constant Prepayment Rate				
Decrease in fair value from 25 basis points ("bps") adverse change	$	(378)	$	(295)
Decrease in fair value from 50 bps adverse change		(746)		(582)
Discount Rate				
Decrease in fair value from 25 bps adverse change		(439)		(331)
Decrease in fair value from 50 bps adverse change		(864)		(652)

This analysis generally cannot be extrapolated because the relationship of a change in one key assumption to the change in the fair value of the Company's mortgage servicing rights usually is not linear. Also, the effect of changing one key assumption without changing other assumptions is not realistic.

Note 6. Premises and Equipment

The components of the Company's premises and equipment as of December 31, 2012 and 2011 were as follows:

(dollars in thousands)	Cost	Accumulated Depreciation and Amortization	Net Book Value
December 31, 2012			
Premises	$ 314,152	$ (224,108)	$ 90,044
Equipment	111,177	(97,109)	14,068
Capital Leases	4,464	(3,571)	893
Total	$ 429,793	$ (324,788)	$ 105,005
December 31, 2011			
Premises	$ 306,766	$ (218,519)	$ 88,247
Equipment	107,964	(93,732)	14,232
Capital Leases	4,464	(3,393)	1,071
Total	$ 419,194	$ (315,644)	$ 103,550

Depreciation and amortization (including capital lease amortization) included in noninterest expense was $13.8 million, $14.6 million, and $13.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

For the years ended December 31, 2012 and 2011, the Company recorded impairment charges of $1.1 million and $0.6 million, respectively, related to several of the Company's branch premises. These impairment charges were recorded as a component of net occupancy expense in the Company's consolidated statements of income. For the year ended December 31, 2010, there was no impairment of the Company's premises and equipment.

Note 7. Other Assets

The components of the Company's other assets as of December 31, 2012 and 2011 were as follows:

(dollars in thousands)	2012	2011
Bank-Owned Life Insurance	$ 218,429	$ 213,113
Federal Home Loan Bank and Federal Reserve Bank Stock	79,152	79,946
Derivative Financial Instruments	42,610	38,085
Low-Income Housing and Other Equity Investments	48,373	35,860
Prepaid Expenses	21,820	28,979
Accounts Receivable	13,854	13,607
State Tax Deposits	6,069	6,069
Other	26,645	26,113
Total	$ 456,952	$ 441,772

The carrying value of the Company's FHLB stock was $60.2 million and $61.3 million as of December 31, 2012 and 2011, respectively. In September 2012, the FHLB reported that its financial condition has been steadily improving. As such, the FHLB's primary regulator, the Federal Housing Finance Agency upgraded the FHLB's classification from "undercapitalized" to "adequately capitalized," which allows it, conditions permitting, to repurchase a small amount of excess capital stock for the first time since December 2008. As of September 30, 2012, the FHLB met all of its regulatory capital requirements, and to our knowledge, continues to meet its debt obligations, and if needed has an additional source of liquidity available to U.S. Government-Sponsored Enterprises through the U.S. Treasury. Based upon the foregoing, the Company has not recorded an impairment of the carrying value of the Company's FHLB stock as of December 31, 2012.

Note 8. Deposits

Time Deposits

As of December 31, 2012 and 2011, the Company's total time deposits were $1.6 billion and $1.3 billion, respectively. As of December 31, 2012, the contractual maturities of these time deposits were as follows:

(dollars in thousands)		Amount
2013	$	1,264,164
2014		111,173
2015		82,833
2016		80,053
2017		44,548
Thereafter		16,737
Total	$	1,599,508

The amount of time deposits with balances of $100,000 or more was $1.3 billion and $966.8 million as of December 31, 2012 and 2011, respectively. As of December 31, 2012, the contractual maturities of these time deposits were as follows:

(dollars in thousands)		Amount
Three Months or Less	$	915,321
Over Three Months through Six Months		107,056
Over Six Months through Twelve Months		66,764
Over Twelve Months		187,321
Total	$	1,276,462

Public Deposits

As of December 31, 2012 and 2011, deposits of governmental entities of $1.4 billion and $978.6 million, respectively, required collateralization by acceptable investment securities of the Company.

Note 9. Borrowings

Details of the Company's borrowings as of and for the years ended December 31, 2012, 2011, and 2010 were as follows:

(dollars in thousands)		2012		2011		2010
Funds Purchased [1]						
Amounts Outstanding as of End of Year	$	11,296	$	10,791	$	9,478
Average Amount Outstanding During Year		14,928		11,508		16,284
Maximum Amount Outstanding at Any Month End		21,024		10,791		77,832
Weighted Average Interest Rate During Year		0.14%		0.17%		0.18%
Weighted Average Interest Rate End of Year		0.14%		0.14%		0.22%
Securities Sold Under Agreements to Repurchase [2]						
Amounts Outstanding as of End of Year	$	158,947	$	1,325,998	$	1,301,084
Average Amount Outstanding During Year		735,711		1,245,763		1,052,558
Maximum Amount Outstanding at Any Month End		1,354,838		1,369,378		1,406,393
Weighted Average Interest Rate During Year		0.08%		0.08%		0.10%
Weighted Average Interest Rate End of Year		0.12%		0.07%		0.09%

[1] Federal funds purchased generally mature on the next business day following the date of purchase.
[2] Excludes long-term securities sold under agreements to repurchase with private institutions of $600.0 million as of December 31, 2012, 2011, and 2010.

As of December 31, 2012, the contractual maturities of the Company's total securities sold under agreements to repurchase were as follows:

(dollars in thousands)		Amount
Overnight	$	—
2 to 30 Days		71,000
31 to 90 Days		13,538
Over 90 Days		674,409
Total	$	758,947

The Company's total securities sold under agreements to repurchase were $758.9 million as of December 31, 2012, and $1.9 billion as of December 31, 2011 and 2010. As of December 31, 2012, total securities sold under agreements to repurchase placed with private institutions were $600.0 million, all of which were at fixed interest rates. As of December 31, 2012, the weighted average interest rate for the Company's agreements with private institutions was 4.63% and the remaining terms of these agreements ranged from 3 to 10 years.

As of December 31, 2012, the weighted average maturity was 177 days for the Company's securities sold under agreements to repurchase with government entities and 4.94 years for securities sold under agreements to repurchase with private institutions, subject to the private institutions' right to terminate certain agreements at earlier specified dates which could decrease the weighted average maturity to 2.51 years.

There were no short-term borrowings as of December 31, 2012 and 2011. Short-term borrowings typically consist of treasury tax and loan balances, which represent tax payments collected on behalf of the U.S. Government, callable at any time and typically bears market interest rates. However, due to the low interest rate environment, no interest has been charged on these borrowings since 2008.

Note 10. Long-Term Debt

The Company's long-term debt as of December 31, 2012 and 2011 were as follows:

(dollars in thousands)		2012		2011
Federal Home Loan Bank Advance	$	100,000	$	—
Non-Recourse Debt		19,185		21,787
Capital Lease Obligations		8,870		8,909
Total	$	128,055	$	30,696

As a member of the FHLB, the Bank may borrow funds from the FHLB in amounts up to 15% of the Bank's total assets, provided the Bank is able to pledge an adequate amount of qualified assets to secure the borrowings. The stated interest rate on the FHLB advance is 0.60% with maturity in December 2015. As of December 31, 2012, the Company had a remaining line of credit with the FHLB of $1.0 billion. See Note 4 for loans pledged to the FHLB as of December 31, 2012 and 2011.

As of December 31, 2012, the Company's non-recourse debt was bearing interest at a fixed rate of 6.3% with maturity in June 2021.

Capital lease obligations relate to office space at the Company's headquarters. The lease began in 1993 and has a 60 year term. Lease payments were fixed at $0.7 million per year through December 2012 and are negotiable thereafter. Negotiations are currently ongoing regarding future lease payment amounts. Until an agreement is reached, management expects that annual lease payment amounts will remain unchanged.

As of December 31, 2012, the Company had an undrawn line of credit with the FRB of $685.0 million. See Note 4 for loans pledged to the FRB as of December 31, 2012 and 2011.

As of December 31, 2012, the annual maturities of the Company's long-term debt, exclusive of capital lease obligations, were expected to be as follows:

(dollars in thousands)		Amount
2013	$	3,308
2014		2,872
2015		103,067
2016		2,785
2017		—
Thereafter		7,153
Total	$	119,185

Note 11. Shareholders' Equity

Regulatory Capital

The table below sets forth the minimum required capital amounts and ratios for well capitalized institutions and the actual capital amounts and ratios for the Company and the Bank as of December 31, 2012 and 2011:

(dollars in thousands)	Well Capitalized Minimum Ratio		Company		Bank
As of December 31, 2012:					
Shareholders' Equity		$	1,021,665	$	977,591
Tier 1 Capital			926,603		896,658
Total Capital			999,183		969,144
Tier 1 Capital Ratio	6%		16.13%		15.63%
Total Capital Ratio	10%		17.39%		16.89%
Tier 1 Leverage Ratio	5%		6.83%		6.63%
As of December 31, 2011:					
Shareholders' Equity		$	1,002,667	$	926,673
Tier 1 Capital			903,173		841,308
Total Capital			971,797		909,838
Tier 1 Capital Ratio	6%		16.68%		15.56%
Total Capital Ratio	10%		17.95%		16.83%
Tier 1 Leverage Ratio	5%		6.73%		6.30%

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulators about the components of regulatory capital, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Tier 1 and Total Capital. Tier 1 Capital is common shareholders' equity, reduced by certain intangible assets, postretirement benefit liability adjustments, and unrealized gains and losses on investment securities. Total Capital is Tier 1 Capital plus an allowable amount of the reserve for credit losses. Three capital ratios are used to measure capital adequacy: Tier 1 Capital divided by risk-weighted assets, as defined; Total Capital divided by risk-weighted assets; and the Tier 1 Leverage ratio, which is Tier 1 Capital divided by quarterly average total assets.

As of December 31, 2012, the Company and the Bank were well capitalized as defined in the regulatory framework for prompt corrective action. There were no conditions or events since December 31, 2012 that management believes have changed the Company or the Bank's capital ratings.

Dividends

Dividends paid by the Parent are substantially funded from dividends received from the Bank. The Bank is subject to federal and state regulatory restrictions that limit cash dividends and loans to the Parent. These restrictions generally require advanced approval from the Bank's regulator for payment of dividends in excess of the sum of net income for the current calendar year and the retained net income of the prior two calendar years.

Common Stock Repurchase Program

The Parent has a common stock repurchase program in which shares repurchased are held in treasury stock for reissuance in connection with share-based compensation plans and for general corporate purposes. For the year ended December 31, 2012, the Parent repurchased 1.7 million shares of common stock at an average cost per share of $46.32 and a total cost of $79.5 million. From the beginning of the stock repurchase program in July 2001 through December 31, 2012, the Parent repurchased a total of 50.2 million shares of common stock and returned a total of $1.8 billion to its shareholders at an average cost of $36.33 per share. Remaining buyback authority under the common stock repurchase program was $69.5 million as of December 31, 2012. From January 1, 2013 through February 14, 2013, the Parent repurchased an additional 67,000 shares of common stock at an average cost of $47.45 per share for a total of $3.2 million. Remaining buyback authority under the common stock repurchase program was $66.3 million as of February 14, 2013. The actual amount and timing of future share repurchases, if any, will depend on market conditions, applicable SEC rules and various other factors.

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income, net of tax, which is a component of shareholders' equity were as follows:

(dollars in thousands)	Net Unrealized Gains on Investment Securities	Defined Benefit Plans	Accumulated Other Comprehensive Income
Balance, December 31, 2009	$ 26,290	$ (19,365)	$ 6,925
Net change	20,231	(191)	20,040
Balance, December 31, 2010	46,521	(19,556)	26,965
Net change	16,411	(8,113)	8,298
Balance, December 31, 2011	62,932	(27,669)	35,263
Net change	(3,155)	(2,900)	(6,055)
Balance, December 31, 2012	$ 59,777	$ (30,569)	$ 29,208

The following table presents the components of other comprehensive income (loss), net of tax:

(dollars in thousands)	Before Tax	Tax Effect	Net of Tax
December 31, 2012:			
Net Unrealized Losses on Investment Securities:			
Net Unrealized Gains Arising During the Period	$ 10,846	$ 4,312	$ 6,534
Less: Reclassification Adjustment for Gains Realized in Net Income [1]	(15,999)	(6,310)	(9,689)
Net Unrealized Losses on Investment Securities	(5,153)	(1,998)	(3,155)
Defined Benefit Plans:			
Net Actuarial Losses Arising During the Period	(5,798)	(2,295)	(3,503)
Amortization of Accumulated Benefit Plan Losses	1,318	520	798
Amortization of Prior Service Credit Included in Net Periodic Benefit Cost	(322)	(127)	(195)
Defined Benefit Plans, Net	(4,802)	(1,902)	(2,900)
Other Comprehensive Loss	$ (9,955)	$ (3,900)	$ (6,055)
December 31, 2011:			
Net Unrealized Gains on Investment Securities:			
Net Unrealized Gains Arising During the Period	$ 40,645	$ 16,037	$ 24,608
Less: Reclassification Adjustment for Gains Realized in Net Income [1]	(13,525)	(5,328)	(8,197)
Net Unrealized Gains on Investment Securities	27,120	10,709	16,411
Defined Benefit Plans:			
Prior Service Credit from Plan Amendment During the Period	917	361	556
Amortization of Prior Service Credit Included in Net Periodic Benefit Cost	(322)	(127)	(195)
Net Prior Service Credit	595	234	361
Net Actuarial Losses Arising During the Period	(17,368)	(6,841)	(10,527)
Amortization of Accumulated Benefit Plan Losses	3,387	1,334	2,053
Defined Benefit Plans, Net	(13,386)	(5,273)	(8,113)
Other Comprehensive Income	$ 13,734	$ 5,436	$ 8,298
December 31, 2010:			
Net Unrealized Gains on Investment Securities:			
Net Unrealized Gains Arising During the Period	$ 78,494	$ 33,941	$ 44,553
Less: Reclassification Adjustment for Gains Realized in Net Income	(42,848)	(18,526)	(24,322)
Net Unrealized Gains on Investment Securities	35,646	15,415	20,231
Defined Benefit Plans:			
Settlement Gain Related to Defined Benefit Plan	(951)	(343)	(608)
Net Actuarial Losses Arising During the Period	(3,613)	(5,955)	2,342
Amortization of Accumulated Benefit Plan Losses	2,771	4,567	(1,796)
Amortization of Prior Service Credit Included in Net Periodic Benefit Cost	(213)	(84)	(129)
Defined Benefit Plans, Net	(2,006)	(1,815)	(191)
Other Comprehensive Income	$ 33,640	$ 13,600	$ 20,040

[1] Includes amounts related to the sales of investment securities and amounts related to the amortization of gains from the reclassification of available-for-sale investment securities to the held-to-maturity category made during the year ended December 31, 2011.

Note 12. Earnings Per Share

There were no adjustments to net income, the numerator, for purposes of computing basic earnings per share. The following is a reconciliation of the weighted average number of common shares outstanding for computing diluted earnings per share and antidilutive stock options and restricted stock outstanding for the years ended December 31, 2012, 2011, and 2010:

	Weighted Average Shares		
	2012	2011	2010
Denominator for Basic Earnings Per Share	45,115,441	47,064,925	48,055,025
Dilutive Effect of Stock Options	102,149	140,815	279,371
Dilutive Effect of Restricted Stock	31,710	19,241	21,569
Denominator for Diluted Earnings Per Share	45,249,300	47,224,981	48,355,965
Antidilutive Stock Options and Restricted Stock Outstanding	522,383	554,062	224,372

Note 13. Business Segments

The Company's business segments are defined as Retail Banking, Commercial Banking, Investment Services, and Treasury and Other. The Company's internal management accounting process measures the performance of the business segments based on the management structure of the Company. This process, which is not necessarily comparable with similar information for any other financial institution, uses various techniques to assign balance sheet and income statement amounts to the business segments, including allocations of income, expense, the provision for credit losses, and capital. This process is dynamic and requires certain allocations based on judgment and other subjective factors. Unlike financial accounting, there is no comprehensive authoritative guidance for management accounting that is equivalent to GAAP. Previously reported results have been reclassified to conform to the current organizational reporting structure.

The net interest income of the business segments reflects the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics and reflects the allocation of net interest income related to the Company's overall asset and liability management activities on a proportionate basis. The basis for the allocation of net interest income is a function of the Company's assumptions that are subject to change based on changes in current interest rates and market conditions. Funds transfer pricing also serves to transfer interest rate risk to Treasury. However, the other business segments have some latitude to retain certain interest rate exposures related to customer pricing decisions within guidelines.

The provision for credit losses reflects the actual net charge-offs of the business segments. This may be adjusted periodically for changes in the risk profile of the business segment. The total provision for loan and lease losses is based on the methodology that we use to estimate our total Allowance. The residual provision for credit losses to arrive at the total provision for credit losses is included in Treasury and Other.

Implicit in noninterest income and expense are allocations from support units to business units. These allocations are based on actual usage where practicably calculated or by management's estimate of such usage.

The provision for income taxes is allocated to business segments using a 37%effective tax rate, with the exception of our Leasing business unit which is assigned its actual effective tax rate due to the unique relationship that income taxes have with their leasing products. The residual income tax expense or benefit to arrive at the consolidated effective tax rate is included in Treasury and Other.

Retail Banking

Retail Banking offers a broad range of financial products and services to consumers and small businesses. Loan and lease products include residential mortgage loans, home equity lines of credit, automobile loans and leases, and installment loans. Deposit products include checking, savings, and time deposit accounts. Retail Banking also offers retail insurance products. Products and services from Retail Banking are delivered to customers through 65 Hawaii branch locations, 494 ATMs throughout Hawaii and the Pacific Islands, e-Bankoh (on-line banking service), a 24-hour customer service center, and a mobile banking service.

Commercial Banking

Commercial Banking offers products including corporate banking, commercial real estate loans, commercial lease financing, auto dealer financing, and deposit products. Commercial lending and deposit products are offered to middle-market and large companies in Hawaii. Commercial real estate mortgages focus on customers that include investors, developers, and builders predominantly domiciled in Hawaii. Commercial Banking also includes international banking and operations at the Bank's 11 branches in the Pacific Islands and also provides merchant services to its small business customers.

Investment Services

Investment Services includes private banking, trust services, investment management, and institutional investment advisory services. A significant portion of this segment's income is derived from fees, which are generally based on the market values of assets under management. The private banking and personal trust group assists individuals and families in building and preserving their wealth by providing investment, credit, and trust services to high-net-worth individuals. The investment management group manages portfolios utilizing a variety of investment products. Institutional client services offer investment advice to corporations, government entities, and foundations. Investment Services also provides a full service brokerage offering equities, mutual funds, life insurance, and annuity products.

Treasury and Other

Treasury consists of corporate asset and liability management activities, including interest rate risk management and a foreign exchange business. This segment's assets and liabilities (and related interest income and expense) consist of interest-bearing deposits, investment securities, federal funds sold and purchased, government deposits, and short and long-term borrowings. The primary sources of noninterest income are from bank-owned life insurance, net gains from the sale of investment securities, and foreign exchange income related to customer driven currency requests from merchants and island visitors. The net residual effect of the transfer pricing of assets and liabilities is included in Treasury, along with the elimination of intercompany transactions.

Other organizational units (Technology, Operations, Marketing, Human Resources, Finance, Credit and Risk Management, and Corporate and Regulatory Administration) provide a wide-range of support to the Company's other income earning segments. Expenses incurred by these support units are charged to the business segments through an internal cost allocation process.

Selected business segment financial information as of and for the years ended December 31, 2012, 2011, and 2010 were as follows:

(dollars in thousands)	Retail Banking	Commercial Banking	Investment Services	Treasury and Other	Consolidated Total
Year Ended December 31, 2012					
Net Interest Income	$ 156,911	$ 123,911	$ 12,448	$ 84,001	$ 377,271
Provision for Credit Losses	11,443	(909)	196	(9,751)	979
Net Interest Income After Provision for Credit Losses	145,468	124,820	12,252	93,752	376,292
Noninterest Income	93,482	37,580	57,454	11,770	200,286
Noninterest Expense	(179,580)	(90,110)	(55,543)	(9,055)	(334,288)
Income Before Provision for Income Taxes	59,370	72,290	14,163	96,467	242,290
Provision for Income Taxes	(21,967)	(20,941)	(5,240)	(28,066)	(76,214)
Net Income	$ 37,403	$ 51,349	$ 8,923	$ 68,401	$ 166,076
Total Assets as of December 31, 2012	$ 3,365,123	$ 2,497,642	$ 190,383	$ 7,675,224	$ 13,728,372
Year Ended December 31, 2011					
Net Interest Income	$ 173,979	$ 137,354	$ 15,137	$ 63,738	$ 390,208
Provision for Credit Losses	22,341	(938)	64	(8,777)	12,690
Net Interest Income After Provision for Credit Losses	151,638	138,292	15,073	72,515	377,518
Noninterest Income	84,008	37,132	59,891	16,624	197,655
Noninterest Expense	(186,567)	(93,935)	(59,180)	(8,511)	(348,193)
Income Before Provision for Income Taxes	49,079	81,489	15,784	80,628	226,980
Provision for Income Taxes	(18,160)	(28,286)	(5,841)	(14,650)	(66,937)
Net Income	$ 30,919	$ 53,203	$ 9,943	$ 65,978	$ 160,043
Total Assets as of December 31, 2011	$ 3,147,765	$ 2,337,214	$ 218,088	$ 8,143,324	$ 13,846,391
Year Ended December 31, 2010					
Net Interest Income	$ 188,660	$ 147,016	$ 16,567	$ 54,237	$ 406,480
Provision for Credit Losses	38,377	17,085	(129)	(46)	55,287
Net Interest Income After Provision for Credit Losses	150,283	129,931	16,696	54,283	351,193
Noninterest Income	100,859	41,304	59,949	53,146	255,258
Noninterest Expense	(175,621)	(96,225)	(58,467)	(15,923)	(346,236)
Income Before Provision for Income Taxes	75,521	75,010	18,178	91,506	260,215
Provision for Income Taxes	(27,942)	(22,273)	(6,726)	(19,332)	(76,273)
Net Income	$ 47,579	$ 52,737	$ 11,452	$ 72,174	$ 183,942
Total Assets as of December 31, 2010	$ 3,078,747	$ 2,244,788	$ 196,466	$ 7,606,786	$ 13,126,787

Note 14. Employee Benefits

The Company has defined contribution plans, defined benefit plans, and a postretirement benefit plan.

Defined Contribution Plans

The Bank of Hawaii Retirement Savings Plan (the "Savings Plan") has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution.

Under the 401(k) matching component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company's financial goals, are made regardless of whether the participating employee contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company also has a non-qualified savings plan which covers certain employees with compensation exceeding Internal Revenue Service ("IRS") limits on pay amounts in the allocation of the Savings Plan's benefits. Total expense for all components of the Company's defined contribution plans was $11.8 million, $11.4 million, and $11.7 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Defined Benefit Plans

The Company has two defined benefit plans (the "Pension Plans"). In 1995, the Company froze its non-contributory, qualified defined benefit retirement plan (the "Retirement Plan") and the excess retirement plan (the "Excess Plan"), which covered employees of the Company and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Pension Plans no longer provided for compensation increases in the determination of benefits. The projected benefit obligation is equal to the accumulated benefit obligation due to the frozen status of the Pension Plans.

The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds.

The Excess Plan is a non-qualified excess retirement benefit plan which covers certain employees of the Company and participating subsidiaries with compensation exceeding IRS limits on pay amounts applicable to the Pension Plan's benefit formula. The Excess Plan has no plan assets. The Excess Plan's projected benefit obligation and accumulated benefit obligation were $4.8 million and $4.9 million as of December 31, 2012 and 2011, respectively.

Postretirement Benefit Plan

The Company's postretirement benefit plan provides retirees with medical and dental insurance coverage. For eligible participants that retired before 2008 and met certain age requirements, the Company and retiree share in the cost of providing postretirement benefits where both the employer and retirees pay a portion of the insurance premiums. Eligible participants who retired before 2008 who did not meet certain age requirements continued on the Company's benefit plans, but pay for their full insurance premiums. Participants who retire on or after January 1, 2008, who have medical or dental coverage under the Company's plans immediately before retirement and meet certain age and years of service requirements as of December 31, 2008 are also eligible to participate in the Company's benefit plans, but must pay for their full insurance premiums. Retirees age 65 and older are provided with a Medicare supplemental plan subsidy. Most employees of the Company who have met certain eligibility requirements are covered by this plan. Participants who retire on or after January 1, 2008 who meet certain age and/or years of service requirements are eligible for the Health Reimbursement Account ("HRA") program. The HRA program provides retirees with an initial credit based on years of service. Thereafter, an annual credit up to a maximum of $1,200 is provided into the HRA. The retiree may use the HRA for medical, vision, prescription drug and dental premiums, co-payments, and medically necessary health care expenses that are not covered by any medical or dental insurance program or flexible health spending account. As of December 31, 2012 and 2011, the Company had no segregated assets to provide for postretirement benefits.

The Company settled the retiree life insurance portion of the postretirement benefit obligation in December 2010. The settlement reduced the net periodic benefit cost for the year ended December 31, 2010 by $1.0 million.

The following table provides a reconciliation of changes in benefit obligation and fair value of plan assets, as well as the funded status recognized in the Company's statements of condition for the Pension Plans and postretirement benefit plan for the years ended December 31, 2012 and 2011.

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	2012	2011	2012	2011
Benefit Obligation at Beginning of Year	$ 102,742	$ 93,062	$ 25,979	$ 25,658
Service Cost	—	—	585	514
Interest Cost	4,996	5,221	1,302	1,341
Actuarial Losses (Gains)	7,780	8,675	1,942	(762)
Employer Benefits Paid [1]	(7,685)	(4,216)	(678)	(772)
Benefit Obligation at End of Year	$ 107,833	$ 102,742	$ 29,130	$ 25,979
Fair Value of Plan Assets at Beginning of Year	$ 82,163	$ 87,960	$ —	$ —
Actual Return on Plan Assets	9,523	(2,086)	—	—
Employer Contributions	5,488	505	678	772
Employer Benefits Paid [1]	(7,685)	(4,216)	(678)	(772)
Fair Value of Plan Assets at End of Year	$ 89,489	$ 82,163	$ —	$ —
Funded Status at End of Year [2]	$ (18,344)	$ (20,579)	$ (29,130)	$ (25,979)

[1] Participants' contributions relative to the postretirement benefit plan were offset against employer benefits paid in the table above. Participants' contributions for postretirement benefits were $1.0 million and $1.1 million for the years ended December 31, 2012 and 2011, respectively.

[2] Amounts are recognized in Retirement Benefits Payable in the statements of condition.

The following presents the amounts recognized in the Company's accumulated other comprehensive income for the Pension Plans and postretirement benefit plan as of December 31, 2012 and 2011.

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	2012	2011	2012	2011
Amounts Recognized in Accumulated Other Comprehensive Income, Net of Tax				
Net Actuarial Gains (Losses)	$ (32,011)	$ (30,484)	$ 245	$ 1,422
Net Prior Service Credit	—	—	1,197	1,393
Total Amounts Recognized in Accumulated Other Comprehensive Income, Net of Tax	$ (32,011)	$ (30,484)	$ 1,442	$ 2,815

Components of net periodic benefit cost for the Company's Pension Plans and the postretirement benefit plan are presented in the following table for the years ended December 31, 2012, 2011, and 2010.

	Pension Benefits			Postretirement Benefits		
(dollars in thousands)	2012	2011	2010	2012	2011	2010
Service Cost	$ —	$ —	$ —	$ 585	$ 514	$ 460
Interest Cost	4,996	5,221	5,226	1,302	1,341	1,769
Expected Return on Plan Assets	(5,829)	(6,451)	(6,526)	—	—	—
Amortization of:						
Prior Service Credit [1]	—	—	—	(322)	(322)	(213)
Net Actuarial Losses (Gains) [1]	1,318	3,466	2,988	—	(79)	(217)
Settlement Gain [1]	—	—	—	—	—	(951)
Net Periodic Benefit Cost	$ 485	$ 2,236	$ 1,688	$ 1,565	$ 1,454	$ 848

[1] Represents reclassification adjustments from accumulated other comprehensive income during the period.

The estimated net actuarial loss related to the Company's Pension Plans that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending December 31, 2013 is approximately $1.7 million. There is no net actuarial gain related to the Company's postretirement benefit plan that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending December 31, 2013. The prior service credit related to the Company's postretirement benefit plan that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending December 31, 2013 is approximately $0.3 million.

Assumptions used to determine the benefit obligations as of December 31, 2012 and 2011 for the Company's Pension Plans and postretirement benefit plan were as follows:

	Pension Benefits		Postretirement Benefits	
	2012	2011	2012	2011
Weighted Average Assumptions as of December 31:				
Discount Rate	4.29%	5.04%	4.29%	5.04%
Health Care Cost Trend Rate Assumed For Next Year	—	—	7.70%	8.00%

The health care cost trend rate is assumed to decrease annually, until reaching the ultimate trend rate of 4.5% in 2027.

Assumptions used to determine the net periodic benefit cost for the Company's Pension Plans and postretirement benefit plan for the years ended December 31, 2012, 2011, and 2010 were as follows:

	Pension Benefits			Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Weighted Average Assumptions as of December 31:						
Discount Rate	5.04%	5.75%	6.00%	5.04%	5.75%	6.00%
Expected Long-Term Rate of Return on Plan Assets	6.50%	8.00%	8.00%	—	—	—
Health Care Cost Trend Rate	—	—	—	8.00%	8.50%	9.00%

A combination of factors is used by management in determining the expected long-term rate of return on plan assets. Historical return experience for major asset categories are evaluated and current market factors, such as inflation and interest rates, are considered in determining the expected long-term rate of return assumption.

A one percent change in the health care cost trend rate assumption (with all other assumptions remaining constant) would have impacted the service and interest cost components of the net periodic postretirement benefit cost and the postretirement benefit obligation as of and for the year ended December 31, 2012 as follows:

(dollars in thousands)	One Percent Increase	One Percent Decrease
Effect on the Total of Service and Interest Cost Component of Net Periodic Postretirement Benefit Cost	$ 170	$ (173)
Effect on the Postretirement Benefit Obligation	2,362	(2,363)

The Company expects to contribute $0.5 million to the Pension Plans and $1.4 million to the postretirement benefit plan for the year ending December 31, 2013.

As of December 31, 2012, expected benefits to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows:

(dollars in thousands)	Pension Benefits	Postretirement Benefits
2013	$ 5,228	$ 1,400
2014	5,768	1,485
2015	6,111	1,564
2016	6,386	1,734
2017	6,658	1,773
Years 2018-2022	35,777	9,669

Retirement Plan Assets

The Company's overall investment strategy is to maintain the purchasing power of the current assets and all future contributions by producing positive rates of return on plan assets; achieve capital growth towards the attainment of full funding of the Retirement Plan's termination liability; maximize returns within reasonable and prudent levels of risk; and control costs of administering the plan and managing the investments. The long-term investment objective is to achieve an overall annualized total return, gross of fees, above the blended benchmark index comprised of 30% S&P 500 Index, 15% MSCI EAFE Index, and 55% Barclays Capital Aggregate Bond Index.

Subject to liquidity requirements, the asset allocation targets are 45% for equity securities, 55% for fixed income securities with a 20% plus or minus from the strategic targets, and zero to 20% for cash. Within the equity securities portfolio, the range for domestic securities is from 50% to 100% and the range for international securities is from 0% to 50%. All assets selected for the Retirement Plan must have a readily ascertainable market value and must be readily marketable.

Due to market fluctuations or cash flows, the allocation limits for each asset class may be breached by as much as plus or minus 5%. Such situations are acceptable on a temporary basis, but asset allocation is expected to conform to range limits within 90 days of such an occurrence.

The fair values of the Retirement Plan assets as of December 31, 2012 and 2011 by asset category were as follows:

	Fair Value Measurements				
Asset Category (dollars in thousands)	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**	**Total as of Dec. 31, 2012**	**Total as of Dec. 31, 2011**
Cash	$ 2,100	$ —	$ —	$ 2,100	$ 1,380
Equity Security – Mutual Funds:					
Large-Cap	6,976	—	—	6,976	6,810
Mid-Cap	2,483	—	—	2,483	2,846
Small-Cap	2,529	—	—	2,529	2,923
Mixed-Cap	14,716	—	—	14,716	16,042
International	8,741	—	—	8,741	9,630
Emerging Market	4,748	—	—	4,748	5,123
Fixed Income – Mutual Funds	47,196	—	—	47,196	37,409
Total	$ 89,489	$ —	$ —	$ 89,489	$ 82,163

Quoted prices for these investments were available in active markets, and therefore were classified as Level 1 measurements in the fair value hierarchy.

Note 15. Share-Based Compensation

The Company has share-based compensation plans which allow grants of stock options, restricted stock, stock appreciation rights, and restricted stock units to its employees and non-employee directors. The Company's employee stock option plans are shareholder approved and administered by the Human Resources and Compensation Committee of the Board of Directors. Stock options provide grantees the option to purchase shares of the Parent's common stock at a specified exercise price and, generally, expire 10 years from the date of grant. Stock option grants include incentive and non-qualified stock options whose vesting may be based on a service period and/or achievement of Company performance measures. Stock option exercise prices were equal to the quoted market price of the Parent's common stock on the date of grant. Restricted stock provides grantees with rights to shares of common stock upon completion of a service period and/or achievement of Company performance measures. During the restriction period, all shares are considered outstanding and dividends are paid on the restricted stock. Generally, restricted stock vests over periods ranging from one to five years from the date of grant, although accelerated vesting was provided for in certain grants, based on the attainment of defined Company performance measures. Restricted stock is forfeited if an employee terminates prior to vesting.

As of December 31, 2012, total shares authorized under the plans were 4.7 million shares, of which 2.7 million shares were available for future grants of stock options or restricted stock.

The Company recognizes compensation expense, measured as the fair value of the share-based award on the date of grant, on a straight-line basis over the vesting period. Share-based compensation is recorded in the statements of income as a component of salaries and benefits for employees and as a component of other noninterest expense for non-employee directors, with a corresponding increase to capital surplus in shareholders' equity. For the years ended December 31, 2012, 2011, and 2010, compensation expense and the related income tax benefit recognized for all share-based awards were as follows:

(dollars in thousands)	2012	2011	2010
Compensation Expense	$ 7,537	$ 6,216	$ 3,841
Income Tax Benefit	2,972	2,668	1,648

Stock Options

Stock options granted to employees during the year ended December 31, 2012 vest in February 2013 based on service through December 31, 2012 and achieving certain 2012 Company performance measures. Stock options granted to employees during the year ended December 31, 2011 were fully vested as of December 31, 2011. There were no stock options granted for the year ended December 31, 2010. The Company reissues treasury stock to satisfy stock option exercises. The Company used the Black-Scholes option pricing model to estimate the fair value of stock options granted. The weighted average fair value of stock option grants and the assumptions that were used in calculating such fair values were based on estimates at the date of grant as follows:

	2012	2011
Weighted Average Fair Value of Stock Options Granted During the Year	$ 9.81	$ 10.47
Stock Options Granted During the Year	341,665	341,629
Assumptions:		
Average Risk-Free Interest Rate	1.13%	0.96%
Average Expected Volatility	33.14%	39.94%
Expected Dividend Yield	3.77%	3.87%
Expected Life	5.46 years	5.22 years

The following table presents the activity related to stock options under all plans for the year ended December 31, 2012.

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Stock Options Outstanding as of January 1, 2012	1,021,190	$ 39.88		
Granted	341,665	47.72		
Exercised	(245,199)	30.59		
Expired	(16,715)	50.72		
Forfeited	(15,000)	47.72		
Stock Options Outstanding as of December 31, 2012	1,085,941	44.17	6.1	$ 2,385
Stock Options Vested and Exercisable as of December 31, 2012	759,276	42.65	4.8	2,385

The following summarizes certain stock option activity of the Company for the years ended December 31, 2012, 2011, and 2010:

(dollars in thousands)	2012	2011	2010
Intrinsic Value of Stock Options Exercised	$ 3,907	$ 3,790	$ 9,507
Cash Received from Stock Options Exercised	7,500	6,044	9,628
Tax Benefits Realized from Stock Options Exercised	904	888	2,983
Total Fair Value of Stock Options that Vested	—	3,578	—

Restricted Stock

As of December 31, 2012, unrecognized compensation cost related to unvested restricted stock was $6.0 million. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.0 years.

The following table presents the activity for all restricted stock awards:

	Number of Shares	Weighted Average Grant Date Fair Value	Grant Date Fair Value of Restricted Stock that Vested During the Year (in thousands)
Unvested as of December 31, 2009	143,965	$ 50.84	
Granted	88,404	52.50	
Vested	(104,128)	50.40	$ 5,248
Forfeited	(1,356)	53.42	
Unvested as of December 31, 2010	126,885	$ 52.34	
Granted	20,831	47.58	
Vested	(65,226)	52.28	$ 3,410
Forfeited	(1,648)	52.69	
Unvested as of December 31, 2011	80,842	$ 51.15	
Granted	187,514	47.42	
Vested	(54,198)	51.01	$ 2,764
Forfeited	(2,632)	48.86	
Unvested as of December 31, 2012	211,526	$ 47.91	

Note 16. Income Taxes

Provision for Income Taxes

The components of the Company's provision for income taxes for the years ended December 31, 2012, 2011, and 2010 were as follows:

(dollars in thousands)	2012	2011	2010
Current:			
Federal	$ 80,224	$ 60,371	$ 78,888
State	10,106	3,995	12,809
Foreign	2,668	2,373	3,231
Total Current	92,998	66,739	94,928
Deferred:			
Federal	(13,104)	1,254	(19,102)
State	(3,680)	(1,056)	447
Total Deferred	(16,784)	198	(18,655)
Provision for Income Taxes	$ 76,214	$ 66,937	$ 76,273

The tax effects of fair value adjustments on available-for-sale investment securities, the amortization of gains related to held-to-maturity investment securities, the minimum pension liability adjustment, and tax benefits related to stock options are recorded directly to consolidated shareholders' equity. The net tax benefit recorded directly to consolidated shareholders' equity was $4.7 million for the year ended December 31, 2012. The net tax charge recorded directly to consolidated shareholders' equity was $4.6 million and $10.8 million for the years ended December 31, 2011 and 2010, respectively.

Deferred Tax Liabilities and Assets

As of December 31, 2012 and 2011, significant components of the Company's deferred tax liabilities and assets were as follows:

(dollars in thousands)	2012	2011
Deferred Tax Liabilities:		
Accrued Pension Cost	$ (14,616)	$ (14,648)
Federal Home Loan Bank Stock	(9,582)	(9,898)
Lease Transactions	(115,699)	(125,472)
Net Unrealized Gains on Investments Securities Available-for-Sale	(38,868)	(40,847)
Deferred Loan Fees	(4,478)	(2,682)
Originated Mortgage Servicing Rights	(10,872)	(6,693)
Other	(502)	(518)
Gross Deferred Tax Liabilities	(194,617)	(200,758)
Deferred Tax Assets:		
Accelerated Depreciation	10,097	8,772
Allowance for Loan Losses	47,808	47,843
Minimum Pension Liability	19,906	17,981
Accrued Expenses	14,499	16,103
Postretirement Benefit Obligations	12,580	12,124
Capital Lease Expenses	3,146	3,087
Restricted Stock	4,591	2,706
Investment in Unincorporated Entities	7,304	6,546
Deductible State and Local Taxes	10,284	10,225
Other	6,338	5,218
Gross Deferred Tax Assets Before Valuation Allowance	136,553	130,605
Valuation Allowance	(5,133)	(4,433)
Gross Deferred Tax Assets After Valuation Allowance	131,420	126,172
Net Deferred Tax Liabilities	$ (63,197)	$ (74,586)

Both positive and negative evidence was considered by management in determining the need for a valuation allowance. Negative evidence included the uncertainty regarding the generation of capital gains in future years and restrictions on the ability to sell low-income housing investments during periods when carrybacks of capital losses are allowed. Positive evidence included capital gains in the current year and carryback years. After considering all available evidence, management determined that a valuation allowance to offset deferred tax assets related to low-income housing investments that can only be used to offset capital gains was appropriate. Management determined that a valuation allowance was not required for the remaining deferred tax assets because it is more likely than not these assets will be realized through future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences, and taxable income in prior carryback years.

Certain events covered by Internal Revenue Code Section 593(e) will trigger a recapture of base year reserves of acquired thrift institutions. The base year reserves of acquired thrift institutions would be recaptured if an entity ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders. As of December 31, 2012, retained earnings included approximately $18.2 million of base year reserves for which the deferred federal income tax liability of $7.2 million has not been recognized.

Effective Tax Rate

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Statutory Federal Income Tax Rate	35.00%	35.00%	35.00%
Increase (Decrease) in Income Tax Rate Resulting From:			
State Taxes, Net of Federal Income Tax	1.90	0.71	4.42
Tax Reserve Adjustments	0.44	(2.21)	(6.58)
Leveraged Leases	(1.44)	0.05	(1.31)
Low-Income Housing Investments	0.16	(1.55)	(1.18)
Bank-Owned Life Insurance	(0.98)	(0.97)	(0.86)
Tax-Exempt Income	(2.31)	(0.57)	(0.23)
Other	(1.31)	(0.97)	0.05
Effective Tax Rate	31.46%	29.49%	29.31%

Unrecognized Tax Benefits

The Company is required to record a liability, referred to as an unrecognized tax benefit ("UTB"), for the entire amount of benefit taken in a prior or future income tax return when the Company determines that a tax position has a less than 50% likelihood of being accepted by the taxing authority. The following presents a reconciliation of the Company's liability for UTBs for the years ended December 31, 2012, 2011, and 2010:

(dollars in thousands)	2012	2011	2010
Unrecognized Tax Benefits at Beginning of Year	$ 13,633	$ 22,980	$ 16,400
Gross Increases, Related to Tax Positions Taken in a Prior Period	280	725	8,520
Gross Increases, Related to Current Period Tax Positions	1,888	—	300
Settlement with Taxing Authority	(40)	(1,889)	—
Lapse of Statute of Limitations	(328)	(8,183)	(2,240)
Unrecognized Tax Benefits at End of Year	$ 15,433	$ 13,633	$ 22,980

As of December 31, 2012 and 2011, $14.2 million and $13.6 million, respectively, in liabilities for UTBs was related to UTBs that if reversed would have an impact on the Company's effective tax rate.

Management believes that it is reasonably possible that the Company's liability for UTBs could significantly decrease as a result of the expiration of statutes of limitations and potential settlements with taxing authorities within the next 12 months. However, management is currently not able to estimate a range of possible change in the amount of the liability for UTBs recorded as of December 31, 2012.

The Company classifies interest and penalties, if any, related to the liability for UTBs as a component of the provision for income taxes. For the years ended December 31, 2012, 2011, and 2010, the Company recorded a net tax provision of $0.5 million, a net tax benefit of $2.6 million, and a net tax provision of $2.2 million, respectively, for interest and penalties. As of December 31, 2012 and 2011, the Company had accrued $3.1 million and $2.6 million, respectively, for the payment of possible interest and penalties.

The Company's federal income tax return for 2011 is currently under examination by the IRS. The State of Hawaii is currently in the process of examining state income tax returns filed for 2003 through 2010. The Company's State of Hawaii income tax returns for 2003 through 2011 remain subject to examination by the taxing authorities.

Note 17. Derivative Financial Instruments

The notional amount and fair value of the Company's derivative financial instruments as of December 31, 2012 and 2011 were as follows:

(dollars in thousands)	December 31, 2012		December 31, 2011	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Lock Commitments	$ 243,094	$ 10,188	$ 62,459	$ 2,334
Forward Commitments	194,658	(140)	62,819	(938)
Interest Rate Swap Agreements				
Receive Fixed/Pay Variable Swaps	236,803	32,193	259,218	35,503
Pay Fixed/Receive Variable Swaps	236,803	(32,441)	259,218	(35,779)
Foreign Exchange Contracts				
Buy	22,318	(845)	27,459	194
Sell	8,211	29	9,571	(61)

The following table presents the Company's derivative financial instruments, their fair values, and balance sheet location as of December 31, 2012 and 2011:

Derivative Financial Instruments Not Designated as Hedging Instruments [1] (dollars in thousands)	December 31, 2012		December 31, 2011	
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Lock Commitments	$ 10,188	$ —	$ 2,344	$ 10
Forward Commitments	189	329	8	946
Interest Rate Swap Agreements	32,193	32,441	35,503	35,779
Foreign Exchange Contracts	40	856	230	97
Total	$ 42,610	$ 33,626	$ 38,085	$ 36,832

[1] Asset derivatives are included in other assets and liability derivatives are included in other liabilities in the consolidated statements of condition.

The following table presents the Company's derivative financial instruments and the amount and location of the net gains or losses recognized in the statements of income for the years ended December 31, 2012, 2011, and 2010:

Derivative Financial Instruments Not Designated as Hedging Instruments (dollars in thousands)	Location of Net Gains (Losses) Recognized in the Statement of Income	Year Ended December 31,		
		2012	2011	2010
Interest Rate Lock Commitments	Mortgage Banking	$ 37,490	$ 14,091	$ 15,007
Forward Commitments	Mortgage Banking	(1,959)	(4,735)	1,227
Interest Rate Swap Agreements	Other Noninterest Income	33	309	282
Foreign Exchange Contracts	Other Noninterest Income	3,237	3,120	2,994
Total		$ 38,801	$ 12,785	$ 19,510

Management has received authorization from the Bank's Board of Directors to use derivative financial instruments as an end-user in connection with its risk management activities and to accommodate the needs of its customers. As with any financial instrument, derivative financial instruments have inherent risks. Market risk is defined as the risk of adverse financial impact due to fluctuations in interest rates, foreign exchange rates, and equity prices. Market risks associated with derivative financial instruments are balanced with the expected returns to enhance earnings performance and shareholder value, while limiting the volatility of each. The Company uses various processes to monitor its overall market risk exposure, including sensitivity analysis, value-at-risk calculations, and other methodologies.

Derivative financial instruments are also subject to credit and counterparty risk, which is defined as the risk of financial loss if a borrower or counterparty is either unable or unwilling to repay borrowings or settle a transaction in accordance with the underlying contractual terms. Credit and counterparty risks associated with derivative financial instruments are similar to those relating to traditional financial instruments. The Company manages derivative credit and counterparty risk by evaluating the creditworthiness of each borrower or counterparty, adhering to the same credit approval process used for commercial lending activities.

Derivative financial instruments are required to be carried at their fair value on the Company's consolidated statements of condition. As of December 31, 2012 and 2011, the Company did not designate any derivative financial instruments as formal hedging relationships. The Bank's free-standing derivative financial instruments have been recorded at fair value on the Company's consolidated statements of condition. These financial instruments have been limited to interest rate lock commitments ("IRLCs"), forward commitments, interest rate swap agreements, and foreign exchange contracts.

The Company enters IRLCs for residential mortgage loans which commit us to lend funds to a potential borrower at a specific interest rate and within a specified period of time. IRLCs that relate to the origination of mortgage loans that will be held for sale are considered derivative instruments under applicable accounting guidance. Outstanding IRLCs expose the Company to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. To mitigate this risk, the Company utilizes forward commitments as economic hedges against the potential decreases in the values of the loans held for sale. The IRLCs and forward commitments are free-standing derivatives which are carried at fair value with changes recorded in the mortgage banking component of noninterest income in the Company's consolidated statements of income. Changes in the fair value of IRLCs and forward commitments subsequent to inception are based on changes in the fair value of the underlying loan resulting from the fulfillment of the commitment and changes in the probability that the loan will fund within the terms of the commitment, which is affected primarily by changes in interest rates and the passage of time.

The Company enters into interest rate swap agreements to facilitate the risk management strategies of a small number of commercial banking customers. The Company mitigates this risk by entering into equal and offsetting interest rate swap agreements with highly rated third party financial institutions. The interest rate swap agreements are free-standing derivatives which are carried at fair value with changes included in other noninterest income in the Company's consolidated statements of income. The Company is party to master netting arrangements with its institutional counterparties; however, the Company does not offset assets and liabilities under these arrangements for financial statement presentation. Collateral, usually in the form of marketable securities, is posted by the counterparty with liability positions in accordance with contract thresholds. The Company had net liability positions with its financial institution counterparties totaling $32.4 million and $35.8 million as of December 31, 2012 and 2011, respectively. The collateral posted by the Company for these net liability positions was $3.1 million and $3.6 million as of December 31, 2012 and 2011, respectively.

The Company's interest rate swap agreements with institutional counterparties contain credit-risk-related contingent features tied to the Company's debt ratings or capitalization levels. Under these provisions, if the Company's debt rating falls below investment grade or if the Company's capitalization levels fall below stipulated thresholds, certain counterparties may require immediate and ongoing collateralization on interest rate swaps in net liability positions, or may require immediate settlement of the contracts. As of December 31, 2012, the Company's debt ratings and capital levels were in excess of these minimum requirements.

The Company utilizes foreign exchange contracts to offset risks related to transactions executed on behalf of customers. The foreign exchange contracts are free-standing derivatives which are carried at fair value with changes included in other noninterest income in the Company's consolidated statements of income.

Note 18. Commitments, Contingencies, and Guarantees

The Company's credit commitments as of December 31, 2012 were as follows:

(dollars in thousands)		Total
Unfunded Commitments to Extend Credit	$	1,999,542
Standby Letters of Credit		62,043
Commercial Letters of Credit		13,871
Total	$	2,075,456

Unfunded Commitments to Extend Credit

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the terms or conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn, the total commitment amount does not necessarily represent future cash requirements.

Standby and Commercial Letters of Credit

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally become payable upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and a third party. The contractual amount of these letters of credit represents the maximum potential future payments guaranteed by the Company. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit, and holds cash and deposits as collateral on those standby letters of credit for which collateral is deemed necessary. Assets valued at $28.2 million secured certain specifically identified standby letters of credit as of December 31, 2012. As of December 31, 2012, the standby and commercial letters of credit had remaining terms ranging from 1 to 16 months.

Lease Commitments

A portion of the Company's headquarters' building is leased with a lease term through 2052. The Company leases certain other branch premises and equipment with lease terms extending through 2048. Most of the leases for premises provide for a base rent over a specified period with renewal options thereafter. Portions of certain properties are subleased for periods expiring in various years through 2022. Lease terms generally specify that the Company is to pay for taxes, maintenance, and other operating costs. Rental expense for all operating leases for the years ended December 31, 2012, 2011, and 2010 were as follows:

(dollars in thousands)	2012	2011	2010
Minimum Rentals	$ 20,429	$ 20,427	$ 20,187
Sublease Rental Income	(5,540)	(5,463)	(5,387)
Total	$ 14,889	$ 14,964	$ 14,800

Future minimum payments for capital leases and non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following as of December 31, 2012:

(dollars in thousands)	Capital Leases	Operating Leases
2013	$ 665	$ 13,904
2014	665	12,368
2015	665	10,727
2016	665	10,002
2017	665	8,139
Thereafter	23,259	131,388
Total Future Minimum Lease Payments	26,584	$ 186,528
Amounts Representing Interest	(17,714)	
Present Value of Net Future Minimum Lease Payments	$ 8,870	

Minimum future rental income receivable under non-cancelable subleases were $17.1 million as of December 31, 2012.

Contingencies

The Company, along with other members of Visa are parties to Loss and Judgment Sharing Agreements (the "Agreements"), which provide that the Company along with other member banks of Visa, will share, based on its proportionate interest in Visa, in any losses from certain litigation specified in the Agreements. In March 2008, Visa funded an escrow account from its initial public offering to settle claims covered under the Agreements. In connection with the initial public offering, the Company received restricted Class B common stock in Visa. Should the escrow account established by Visa not be sufficient to cover litigation claims specified in the Agreements, Visa is entitled to fund additional amounts to the escrow account by reducing each member bank's Class B conversion ratio to unrestricted Class A shares. As of December 31, 2012, management believes that the Company's indemnification of Visa, related to the costs of these lawsuits, will be sufficiently funded from the escrow account or through future reductions in the conversion ratio.

In addition to the litigation noted above, the Company is subject to various other pending and threatened legal proceedings arising out of the normal course of business or operations. On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the most recent information available. On a case-by-case basis, reserves are established for those legal claims for which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Based on information currently available, management believes that the eventual outcome of these other actions against the Company will not be materially in excess of such amounts accrued by the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters may be material to the Company's statement of income for any particular period.

Risks Related to Representation and Warranty Provisions

The Company sells residential mortgage loans in the secondary market primarily to Fannie Mae. The Company also pools Federal Housing Administration ("FHA") insured and U.S. Department of Veterans Affairs ("VA") guaranteed residential mortgage loans for sale to Ginnie Mae. These pools of FHA-insured and VA-guaranteed residential mortgage loans are securitized by Ginnie Mae. The agreements under which the Company sells residential mortgage loans to Fannie Mae or Ginnie Mae and the insurance or guaranty agreements with FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the specific representations and warranties vary among investors, insurance or guarantee agreements, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, and other matters. As of December 31, 2012, the unpaid principal balance of the Company's portfolio of residential mortgage loans sold was $2.9 billion. The agreements under which the Company sells residential mortgage loans require delivery of various documents to the investor or its document custodian. Although these loans are primarily sold on a non-recourse basis, the Company may be obligated to repurchase residential mortgage loans where required documents are not delivered or are defective. Investors may require the immediate repurchase of a mortgage loan when an early payment default underwriting review reveals significant underwriting deficiencies, even if the mortgage loan has subsequently been brought current. Upon receipt of a repurchase request, the Company works with investors or insurers to arrive at a mutually agreeable resolution. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor or insurer and to determine if a contractually required repurchase event has occurred. The Company manages the risk associated with potential repurchases or other forms of settlement through careful underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards. For the year ended December 31, 2012, the Company repurchased seven residential mortgage loans with an unpaid principal balance totaling $2.2 million as a result of the representation and warranty provisions contained in these contracts. Four of these loans were delinquent as to principal and interest at the time of repurchase. However, no losses were incurred related to these repurchases. As of December 31, 2012, there were no pending repurchase requests related to representation and warranty provisions.

Risks Relating to Residential Mortgage Loan Servicing Activities

In addition to servicing loans in the Company's portfolio, substantially all of the loans the Company sells to investors are sold with servicing rights retained. The loans that the Company services were originated either by the Company or by other mortgage loan originators. As servicer, the Company's primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans or, to the extent consistent with the documents governing a securitization, consider alternatives to foreclosure, such as loan modifications or short sales. Each agreement under which the Company acts as servicer generally specifies a standard of responsibility for actions taken by the Company in such capacity and provides protection against expenses and liabilities incurred by the Company when acting in compliance with the respective servicing agreements. However, if the Company commits a material breach of obligations as servicer, the Company may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards vary by investor. These standards and remedies are determined by servicing guides issued by the investors as well as the contract provisions established between the investors and the Company. Remedies could include repurchase of an affected loan. As of December 31, 2012, there were no pending repurchase requests related to loan servicing activities.

Although to date repurchase requests related to representation and warranty provisions, and servicing activities have been limited, it is possible that requests to repurchase mortgage loans may increase in frequency as investors more aggressively pursue all means of recovering losses on their purchased loans. However, as of December 31, 2012, management believes that this exposure is not material due to the historical level of repurchase requests and loss trends and thus have not established a liability for losses related to mortgage loan repurchases. As of December 31, 2012, 99% of the Company's residential mortgage loans serviced for investors were current. The Company maintains ongoing communications with investors and continues to evaluate this exposure by monitoring the level and number of repurchase requests as well as the delinquency rates in the Company's investor portfolios.

Note 19. Fair Value of Assets and Liabilities

The following is a description of the valuation methodologies and key inputs used to measure assets and liabilities recorded at fair value on a recurring basis.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Investment Securities Available-for-Sale

Fair values of investment securities available-for-sale were primarily measured using information from a third-party pricing service. This service provides pricing information by utilizing evaluated pricing models supported with market data information. Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data from market research publications. Level 1 investment securities are comprised of debt securities issued by the U.S. Treasury as quoted prices were available, unadjusted, for identical securities in active markets. Level 2 investment securities were primarily comprised of debt securities issued by the Small Business Administration, states and municipalities, corporations, as well as mortgage-backed securities issued by government agencies. Fair values were estimated primarily by obtaining quoted prices for similar assets in active markets or through the use of pricing models. In cases where there may be limited or less transparent information provided by the Company's third-party pricing service, fair value may be estimated by the use of secondary pricing services or through the use of non-binding third-party broker quotes.

On a quarterly basis, management reviews the pricing information received from the Company's third-party pricing service. This review process includes a comparison to non-binding third-party broker quotes, as well as a review of market-related conditions impacting the information provided by the Company's third-party pricing service. Management primarily identifies investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume or frequency of trades, relative to historical levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets. Investment securities that are deemed to have been trading in illiquid or inactive markets may require the use of significant unobservable inputs. As of December 31, 2012 and 2011, management did not make adjustments to prices provided by the third-party pricing service as a result of illiquid or inactive markets. On a quarterly basis, management also reviews a sample of securities priced by the Company's third-party pricing service to review significant assumptions and valuation methodologies used. Based on this review, management determines whether the current placement of the security in the fair value hierarchy is appropriate or whether transfers may be warranted. The Company's third-party pricing service has also established processes for us to submit inquiries regarding quoted prices. Periodically, we will challenge the quoted prices provided by our third-party pricing service. The Company's third-party pricing service will review the inputs to the evaluation in light of the new market data presented by us. The Company's third-party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis.

Loans Held for Sale

The fair value of the Company's residential mortgage loans held for sale was determined based on quoted prices for similar loans in active markets, and therefore, is classified as a Level 2 measurement.

Mortgage Servicing Rights

Mortgage servicing rights do not trade in an active market with readily observable market data. As a result, the Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company stratifies its mortgage servicing portfolio on the basis of loan type. The assumptions used in the discounted cash flow model are those that we believe market participants would use in estimating future net servicing income. Significant assumptions in the valuation of mortgage servicing rights include estimated loan repayment rates, the discount rate, servicing costs, and the timing of cash flows, among other factors. Mortgage servicing rights are classified as Level 3 measurements due to the use of significant unobservable inputs, as well as significant management judgment and estimation.

Other Assets

Other assets recorded at fair value on a recurring basis are primarily comprised of investments related to deferred compensation arrangements. Quoted prices for these investments, primarily in mutual funds, are available in active markets. Thus, the Company's investments related to deferred compensation arrangements are classified as Level 1 measurements in the fair value hierarchy.

Derivative Financial Instruments

Derivative financial instruments recorded at fair value on a recurring basis are comprised of interest rate lock commitments ("IRLCs"), forward commitments, interest rate swap agreements, and foreign exchange contracts. The fair values of IRLCs are calculated based on the value of the underlying loan, which in turn is based on quoted prices for similar loans in the secondary market. However, this value is adjusted by a factor which considers the likelihood that the loan in a lock position will ultimately close. This factor, the closing ratio, is derived from the Bank's internal data and is adjusted using significant management judgment. As such, IRLCs are classified as Level 3 measurements. Forward commitments are classified as Level 2 measurements as they are primarily based on quoted prices from the secondary market based on the settlement date of the contracts, interpolated or extrapolated, if necessary, to estimate a fair value as of the end of the reporting period. The fair values of interest rate swap agreements are calculated using a discounted cash flow approach and utilize Level 2 observable inputs such as the LIBOR swap curve, effective date, maturity date, notional amount, and stated interest rate. In addition, the Company includes in its fair value calculation a credit factor adjustment which is based primarily on management judgment. Thus, interest rate swap agreements are classified as a Level 3 measurement. The fair values of foreign exchange contracts are calculated using the Bank's multi-currency accounting system which utilizes contract specific information such as currency, maturity date, contractual amount, and strike price, along with market data information such as the spot rates of specific currency and yield curves. Foreign exchange contracts are classified as Level 2 measurements because while they are valued using the Bank's multi-currency accounting system, significant management judgment or estimation is not required.

The Company is exposed to credit risk if borrowers or counterparties fail to perform. The Company seeks to minimize credit risk through credit approvals, limits, monitoring procedures, and collateral requirements. The Company generally enters into transactions with borrowers and counterparties that carry high quality credit ratings. Credit risk associated with borrowers or counterparties as well as the Company's non-performance risk is factored into the determination of the fair value of derivative financial instruments.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

(dollars in thousands)	Quoted Prices In Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2012				
Assets:				
Investment Securities Available-for-Sale				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 470,535	$ 399,454	$ —	$ 869,989
Debt Securities Issued by States and Political Subdivisions	—	782,411	—	782,411
Debt Securities Issued by Corporations	—	84,434	—	84,434
Mortgage-Backed Securities Issued by				
Government Agencies	—	1,593,425	—	1,593,425
U.S. Government-Sponsored Enterprises	—	37,298	—	37,298
Total Mortgage-Backed Securities	—	1,630,723	—	1,630,723
Total Investment Securities Available-for-Sale	470,535	2,897,022	—	3,367,557
Loans Held for Sale	—	21,374	—	21,374
Mortgage Servicing Rights	—	—	4,761	4,761
Other Assets	12,566	—	—	12,566
Derivatives [1]	—	229	42,381	42,610
Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2012	$ 483,101	$ 2,918,625	$ 47,142	$ 3,448,868
Liabilities:				
Derivatives [1]	$ —	$ 1,185	$ 32,441	$ 33,626
Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2012	$ —	$ 1,185	$ 32,441	$ 33,626
December 31, 2011				
Assets:				
Investment Securities Available-for-Sale				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 822,508	$ 408,510	$ —	$ 1,231,018
Debt Securities Issued by States and Political Subdivisions	—	407,059	—	407,059
Debt Securities Issued by Corporations	—	96,387	—	96,387
Mortgage-Backed Securities Issued by				
Government Agencies	—	1,655,872	—	1,655,872
U.S. Government-Sponsored Enterprises	—	61,549	—	61,549
Total Mortgage-Backed Securities	—	1,717,421	—	1,717,421
Total Investment Securities Available-for-Sale	822,508	2,629,377	—	3,451,885
Loans Held for Sale	—	18,957	—	18,957
Mortgage Servicing Rights	—	—	7,131	7,131
Other Assets	11,082	—	—	11,082
Derivatives [1]	—	238	37,847	38,085
Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2011	$ 833,590	$ 2,648,572	$ 44,978	$ 3,527,140
Liabilities:				
Derivatives [1]	$ —	$ 1,043	$ 35,789	$ 36,832
Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2011	$ —	$ 1,043	$ 35,789	$ 36,832

[1] The fair value of each class of derivatives is shown in Note 17 to the Consolidated Financial Statements.

For the years ended December 31, 2012 and 2011, the changes in Level 3 assets and liabilities measured at fair value on a recurring basis were as follows:

(dollars in thousands)	Mortgage Servicing Rights [1]	Net Derivative Assets and Liabilities [2]	Total
Year Ended December 31, 2012			
Balance as of January 1, 2012	$ 7,131	$ 2,058	$ 9,189
Realized and Unrealized Net Gains (Losses):			
Included in Net Income	(2,370)	37,518	35,148
Transfers to Loans Held for Sale	—	(29,636)	(29,636)
Balance as of December 31, 2012	$ 4,761	$ 9,940	$ 14,701
Total Unrealized Net Gains (Losses) Included in Net Income Related to Assets Still Held as of December 31, 2012	$ (863)	$ 9,940	$ 9,077
Year Ended December 31, 2011			
Balance as of January 1, 2011	$ 10,226	$ (332)	$ 9,894
Realized and Unrealized Net Gains (Losses):			
Included in Net Income	(3,095)	14,030	10,935
Transfers to Loans Held for Sale	—	(11,640)	(11,640)
Balance as of December 31, 2011	$ 7,131	$ 2,058	$ 9,189
Total Unrealized Net Gains (Losses) Included in Net Income Related to Assets Still Held as of December 31, 2011	$ (1,521)	$ 2,058	$ 537

1 Realized and unrealized gains and losses related to mortgage servicing rights are reported as a component of mortgage banking income in the Company's consolidated statements of income.

2 Realized and unrealized gains and losses related to interest rate lock commitments are reported as a component of mortgage banking income in the Company's consolidated statements of income. Realized and unrealized gains and losses related to interest rate swap agreements are recorded as a component of other noninterest income in the Company's consolidated statements of income.

For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2012, the significant unobservable inputs used in the fair value measurements were as follows:

(dollars in thousands)	Fair Value at December 31, 2012	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Input Value
Mortgage Servicing Rights	$ 27,904	Discounted Cash Flow	Weighted-Average Constant Prepayment Rate [1]	12.26%
			Weighted-Average Discount Rate [2]	5.57%
Net Derivative Assets and Liabilities:				
Interest Rate Lock Commitments	$ 10,188	Pricing Model	Weighted-Average Closing Ratio	88.86%
Interest Rate Swap Agreements	$ (248)	Discounted Cash Flow	Weighted-Average Credit Factor	0.77%

1 Represents annualized loan repayment rate assumption.

2 Derived from multiple interest rate scenarios that incorporate a spread to the London Interbank Offered Rate swap curve and market volatilities.

The significant unobservable inputs used in the fair value measurement of the Company's mortgage servicing rights are the weighted average constant prepayment rate and weighted average discount rate. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement. Although the constant prepayment rate and the discount rate are not directly interrelated, they will generally move in opposite directions of each other.

The Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company's Treasury Division enters observable and unobservable inputs into the model to arrive at an estimated fair value. To assess the reasonableness of the fair value measurement, the Treasury Division performs a back-test by applying the model to historical prepayment data. The fair value and constant prepayment rate are also compared to forward-looking estimates to assess reasonableness. The Treasury Division also compares the fair value of the Company's mortgage servicing rights to a value calculated by an independent third-party. Discussions are held with members from the Treasury, Mortgage Banking, and Controllers Divisions, along with the independent third-party to discuss and reconcile the fair value estimates and key assumptions used by the respective parties in arriving at those estimates. A subcommittee of the Company's Asset/Liability Management Committee is responsible for providing oversight over the valuation methodology and key assumptions.

The significant unobservable input used in the fair value measurement of the Company's IRLCs is the closing ratio, which represents the percentage of loans currently in a lock position which management estimates will ultimately close. Generally, the fair value of an IRLC is positive (negative) if the prevailing interest rate is lower (higher) than the IRLC rate. Therefore, an increase in the closing ratio (i.e., higher percentage of loans are estimated to close) will result in the fair value of the IRLC to increase if in a gain position, or decrease if in a loss position. The closing ratio is largely dependent on the loan processing stage that a loan is currently in and the change in prevailing interest rates from the time of the rate lock. The closing ratio is computed by our secondary marketing system using historical data and the ratio is periodically reviewed by the Company's Secondary Marketing Department of the Mortgage Banking Division for reasonableness.

The unobservable input used in the fair value measurement of the Company's interest rate swap agreements is the credit factor. This factor represents the risk that a counterparty is either unable or unwilling to settle a transaction in accordance with the underlying contractual terms. A significant increase (decrease) in the credit factor could result in a significantly lower (higher) fair value measurement. The credit factor is determined by the Treasury Division based on the risk rating assigned to each counterparty in which the Company holds a net asset position. The Company's Credit Policy Committee periodically reviews and approves the Expected Default Frequency of the Economic Capital Model for Credit Risk. The Expected Default Frequency is used as the credit factor for the interest rate swap agreements.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required periodically to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. For the year ended December 31, 2012, the Company recorded a $1.1 million impairment charge to fully write-down the net book value of leasehold improvements and other fixed assets related to planned branch closures. For the year ended December 31, 2011, several of the Company's branch premises with a carrying value of $1.0 million were written down to their fair value of $0.4 million, resulting in an impairment charge of $0.6 million, which was included in net occupancy expense for the period. The Company primarily utilized the tax assessed value and other observable market inputs to determine fair market value of the properties, and therefore, is classified as a Level 2 measurement.

Fair Value Option

The Company elected the fair value option for all residential mortgage loans held for sale originated on or after October 1, 2011. This election allows for a more effective offset of the changes in fair values of the loans held for sale and the derivative financial instruments used to economically hedge them without having to apply complex hedge accounting provisions. As noted above, the fair value of the Company's residential mortgage loans held for sale was determined based on quoted prices for similar loans in active markets.

The following table reflects the difference between the aggregate fair value and the aggregate unpaid principal balance of the Company's residential mortgage loans held for sale as of December 31, 2012 and 2011.

(dollars in thousands)	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Aggregate Unpaid Principal
December 31, 2012			
Loans Held for Sale	$ 21,374	$ 20,492	$ 882
December 31, 2011			
Loans Held for Sale	$ 18,957	$ 18,088	$ 869

Changes in the estimated fair value of residential mortgage loans held for sale are reported as a component of mortgage banking income in the Company's consolidated statements of income. For the years ended December 31, 2012 and 2011, the Company recorded a $0.1 million net loss and a $0.1 million net gain, respectively, as a result of the change in fair value of the Company's residential mortgage loans held for sale.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

The assumptions used below are expected to approximate those that market participants would use in valuing these financial instruments.

Investment Securities Held-to-Maturity

The fair value of the Company's investment securities held-to-maturity was primarily measured using information from a third-party pricing service. Level 1 investment securities are comprised of debt securities issued by the U.S. Treasury as quoted prices were available, unadjusted, for identical securities in active markets. If quoted prices were not available, fair values were estimated primarily by obtaining quoted prices for similar assets in active markets or through the use of pricing models. In cases where there may be limited or less transparent information provided by the Company's third-party pricing service, fair value may be estimated by the use of secondary pricing services or through the use of non-binding third-party broker quotes.

Loans

The fair value of the Company's loans was estimated by discounting the expected future cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans were first segregated by type such as commercial, real estate, and consumer, and were then further segmented into fixed and variable rate and loan quality categories. Expected future cash flows were projected based on contractual cash flows, adjusted for estimated prepayments.

Time Deposits

The fair value of the Company's time deposits was estimated using a discounted cash flow analyses. The discount rates used were based on rates currently offered for deposits with similar remaining maturities. The fair values of the Company's time deposit liabilities do not take into consideration the value of the Company's long-term relationships with depositors, which may have significant value.

Securities Sold Under Agreements to Repurchase

The fair value of the Company's securities sold under agreements to repurchase was calculated using discounted cash flow analyses, applying discount rates currently offered for new agreements with similar remaining maturities and considering the Company's non-performance risk.

Long-Term Debt

The fair value of the Company's long-term debt was calculated using a discounted cash flow approach and applying discount rates currently offered for new notes with similar remaining maturities and considering the Company's non-performance risk.

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments as of December 31, 2012 and 2011. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For non-marketable equity securities such as Federal Home Loan Bank and Federal Reserve Bank stock, the carrying amount is a reasonable estimate of fair value as these securities can only be redeemed or sold at their par value and only to the respective issuing government supported institution or to another member institution. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

			Fair Value Measurements		
(dollars in thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012					
Financial Instruments – Assets					
Investment Securities Held-to-Maturity	$ 3,595,065	$ 3,687,676	$ 195,366	$ 3,492,310	$ —
Loans [1]	5,451,935	5,846,906	—	—	5,846,906
Financial Instruments – Liabilities					
Time Deposits	1,599,508	1,609,506	—	1,609,506	—
Securities Sold Under Agreements to Repurchase	758,947	868,199	—	868,199	—
Long-Term Debt [2]	119,185	121,906	—	121,906	—
December 31, 2011					
Financial Instruments – Assets					
Investment Securities Held-to-Maturity	$ 3,657,796	$ 3,754,206	$ 186,178	$ 3,568,028	$ —
Loans [1]	5,098,681	5,373,777	—	—	5,373,777
Financial Instruments – Liabilities					
Time Deposits	1,337,079	1,347,576	—	1,347,576	—
Securities Sold Under Agreements to Repurchase	1,925,998	2,031,057	—	2,031,057	—
Long-Term Debt [2]	21,787	24,076	—	24,076	—

[1] Comprised of loans, net of unearned income and the allowance for loan losses.
[2] Excludes capital lease obligations.

Note 20. Bank of Hawaii Corporation Financial Statements

Condensed financial statements of the Parent were as follows:

Condensed Statements of Comprehensive Income

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Income			
Dividends and Interest from Bank of Hawaii	$ 117,050	$ 148,356	$ 110,161
Other Income	570	496	903
Total Income	117,620	148,852	111,064
Noninterest Expense			
Intercompany Salaries and Services	858	867	1,171
Other Expenses	1,795	1,349	2,086
Total Noninterest Expense	2,653	2,216	3,257
Income Before Income Tax Benefit and Equity in Undistributed Income of Subsidiaries	114,967	146,636	107,807
Income Tax Benefit	1,848	1,855	1,817
Equity in Undistributed Income of Subsidiaries	49,261	11,552	74,318
Net Income	$ 166,076	$ 160,043	$ 183,942
Comprehensive Income	$ 160,021	$ 168,341	$ 203,982

Condensed Statements of Condition

(dollars in thousands)	December 31, 2012	December 31, 2011
Assets		
Cash with Bank of Hawaii	$ 35,611	$ 6,822
Funds Sold To Bank of Hawaii	—	61,250
Goodwill	14,129	14,129
Income Taxes Receivable and Deferred Tax Assets	1,381	1,896
Other Assets	7,634	7,377
Equity in Net Assets of Subsidiaries	979,002	928,032
Total Assets	$ 1,037,757	$ 1,019,506
Liabilities		
Income Taxes Payable	$ 6,320	$ 6,236
Other Liabilities	9,772	10,603
Total Liabilities	16,092	16,839
Shareholders' Equity	1,021,665	1,002,667
Total Liabilities and Shareholders' Equity	$ 1,037,757	$ 1,019,506

Condensed Statements of Cash Flows

(dollars in thousands)	Year Ended December 31, 2012	2011	2010
Operating Activities			
Net Income	$ 166,076	$ 160,043	$ 183,942
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Share-Based Compensation	576	(352)	(2,501)
Equity in Undistributed Income of Subsidiaries	(49,261)	(11,552)	(74,318)
Net Change in Other Assets and Other Liabilities	(493)	1,709	4,390
Net Cash Provided by Operating Activities	116,898	149,848	111,513
Financing Activities			
Tax Benefits from Share-Based Compensation	—	889	2,983
Proceeds from Issuance of Common Stock	13,730	12,660	16,417
Repurchase of Common Stock	(81,444)	(111,544)	(24,981)
Cash Dividends Paid	(81,645)	(84,891)	(86,823)
Net Cash Used in Financing Activities	(149,359)	(182,886)	(92,404)
Net Change in Cash and Cash Equivalents	(32,461)	(33,038)	19,109
Cash and Cash Equivalents at Beginning of Period	68,072	101,110	82,001
Cash and Cash Equivalents at End of Period	$ 35,611	$ 68,072	$ 101,110

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2012. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2012. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer assert that the Company maintained effective internal control over financial reporting as of December 31, 2012 based on the specified criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young LLP, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting appears on the following page and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2012 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
On Internal Control Over Financial Reporting

The Board of Directors and Shareholders
Bank of Hawaii Corporation

We have audited Bank of Hawaii Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of Hawaii Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bank of Hawaii Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Bank of Hawaii Corporation and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 26, 2013

Item 9B. Other Information

None.

Part III

Except as otherwise indicated, the following information required by the Instructions to Form 10-K is incorporated herein by reference from various sections of the Bank of Hawaii Corporation Proxy Statement for the annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 10. Directors, Executive Officers and Corporate Governance

"Board of Directors"; "Section 16(a) Beneficial Ownership Reporting Compliance"; and "Audit and Risk Committee Report."

Information regarding the executive officers of the Parent is incorporated by reference from "Executive Officers of the Registrant" in Part I, Item 1 of this report.

The Parent's Board of Directors has determined that Robert Huret and Mark A. Burak, members of the Parent's Audit and Risk Committee, are audit committee financial experts within the meaning of Item 407(d)(5) of Regulation S-K. These audit committee financial experts are independent within the meaning of Section 10A(m)(3) of the Exchange Act and the rules of the New York Stock Exchange.

The Company has adopted a written code of ethics within the meaning of Item 406 of Regulation S-K that applies to the Parent's Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. A copy of the Code of Ethics for Senior Financial Officers is available on the Company's website, www.boh.com. The Company intends to provide disclosure of any change to, or waiver from, the Company's Code of Ethics for Senior Financial Officers via its website.

Item 11. Executive Compensation

"Executive Compensation - Compensation Discussion and Analysis"; "Summary Compensation Table"; "Grants of Plan-Based Awards in 2012"; "Outstanding Equity Awards at Fiscal Year-End"; Option Exercises and Stock Vested in 2012"; "Pension Benefits"; "Nonqualified Deferred Compensation"; "Change in Control, Termination, and Other Arrangements"; "Director Compensation"; "Director Compensation Table"; "Corporate Governance – Human Resources and Compensation Committee Interlocks and Insider Participation"; and "Compensation Committee Report."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

"Equity Compensation Plan Information" and "Beneficial Ownership."

Item 13. Certain Relationships and Related Transactions, and Director Independence

"Certain Relationships and Related Transactions" and "Corporate Governance – Director Independence."

Item 14. Principal Accounting Fees and Services

"Ernst & Young LLP Fees" and "Audit and Risk Committee Pre-Approval Policies and Procedures."

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements and Schedules

The following Consolidated Financial Statements of Bank of Hawaii Corporation and Subsidiaries are included in Item 8 of this report:

Consolidated Statements of Income – Years ended December 31, 2012, 2011, and 2010

Consolidated Statements of Comprehensive Income – Years ended December 31, 2012, 2011, and 2010

Consolidated Statements of Condition – December 31, 2012 and 2011

Consolidated Statements of Shareholders' Equity – Years ended December 31, 2012, 2011, and 2010

Consolidated Statements of Cash Flows – Years ended December 31, 2012, 2011, and 2010

Notes to Consolidated Financial Statements

All other schedules to the Consolidated Financial Statements stipulated by Article 9 of Regulation S-X and all other schedules to the financial statements of the registrant required by Article 5 of Regulation S-X are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Exhibit Table

Exhibit Number	
3.1	Certificate of Incorporation of Bank of Hawaii Corporation (f/k/a Pacific Century Financial Corporation and Bancorp Hawaii, Inc.), as amended (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation's Annual Report on Form 10-K for its fiscal year ended December 31, 2005, as filed on February 28, 2006 (the "2005 10-K")).
3.2	Certificate of Amendment of Certificate of Incorporation of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on April 30, 2008 (the "April 30, 2008 8-K")).
3.3	Amended and Restated By-Laws of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.2 to the April 30, 2008 8-K).
4.1	Instruments defining the rights of holders of long-term debt of Bank of Hawaii Corporation and its consolidated subsidiaries are not filed as exhibits because the amount of debt authorized under any such instruments does not exceed 10% of the total assets of Bank of Hawaii Corporation and its consolidated subsidiaries. Bank of Hawaii Corporation agrees to furnish a copy of any such instrument to the Commission upon request.
10.1	Bank of Hawaii Corporation's Executive Incentive Plan, as amended (incorporated by reference from Exhibit 10.2 to the 2005 10-K).*
10.2	Bank of Hawaii Corporation's Executive Base Salary Deferral Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Current Report on Form 8-K filed on December 22, 2005).*
10.3	Bank of Hawaii Corporation's Directors' Deferred Compensation Plan, as amended (incorporated by reference from Exhibit 10.7 to the 2005 10-K).*
10.4	Bank of Hawaii Corporation's Director Stock Compensation Program, as amended (incorporated by reference from Exhibit 10.8 to the 2005 10-K).*
10.5	Bank of Hawaii Corporation's Amended and Restated Director Stock Compensation Plan (incorporated by reference from Appendix B to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2005 Annual Meeting of Shareholders filed on March 17, 2005).*
10.6	Bank of Hawaii Corporation's Stock Option Plan of 1994, as amended (incorporated by reference from Exhibit 10.12 to the 2005 10-K).*
10.7	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan (incorporated by reference from Appendix C to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Shareholders, as filed on March 18, 2004).*
10.8	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan — Form of Stock Option Agreement (incorporated by reference from Exhibit 10.14 to the 2005 10-K).*
10.9	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan — Form of Service-Based Restricted Share Agreement (incorporated by reference from Exhibit 10.15 to the 2005 10-K).*
10.10	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan — Form of Performance-Based Restricted Share Agreement (incorporated by reference from Exhibit 10.16 to the 2005 10-K).*
10.11	Amendment 2007-1 to the Bank of Hawaii Corporation 2004 Stock and Incentive Compensation Plan (incorporated by reference from Exhibit 10.13 to the Bank of Hawaii Corporation's Annual Report on Form 10-K, as filed on February 25, 2008 (the "2007 10-K")).*
10.12	Amendment 2007-1 to the Bank of Hawaii Corporation Executive Incentive Plan (incorporated by reference from Exhibit 10.16 to the 2007 10-K).*
10.13	Board Resolution for Amendment to the Restricted Stock and Option Awards under the Bank of Hawaii Corporation's Amended and Restated Director Stock Compensation Plan (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on July 28, 2008).*
10.14	Grant to Peter S. Ho (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on December 22, 2008).*
10.15	Bank of Hawaii Corporation's Amended and Restated Change-In-Control Retention Plan, (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on December 18, 2009).*
10.16	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan –Restricted Stock Grant Agreement – Ho - (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on April 28, 2010).*
10.17	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan – Form of Restricted Stock Grant Agreement – Lucien, Rossi & Sellers (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on April 28, 2010).*

10.18 Agreement with Kent T. Lucien (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on July 6, 2010).*

10.19 Amendment 2010-1 to the Bank of Hawaii Corporation Executive Incentive Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on July 26, 2010).*

10.20 Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan – Form of 2011 Restricted Stock Grant Agreement – Ho, Rossi & Sellers (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on December 20, 2010).*

10.21 Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan – Form of 2011 Restricted Stock Grant Agreement – Lucien (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on December 20, 2010).*

10.22 Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan – Share Appreciation Program (incorporated by reference from Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on March 29, 2011).*

10.23 Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan –Share Appreciation Replacement Program (incorporated by reference from Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on November 22, 2011).*

10.24 Amendment to Agreement with Kent T. Lucien (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 23, 2012).*

10.25 Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2012 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 23, 2012).*

10.26 Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2012 Restricted Stock In Lieu Of Base Salary Grant Agreement (incorporated by reference from Exhibit 10.3 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 23, 2012).*

10.27 Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan – Form of 2012 Nonqualified Stock Option Grant Agreement (incorporated by reference from Exhibit 10.4 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 23, 2012).*

10.28 Agreement with Wayne Y. Hamano executed August 3, 2012.*

10.29 Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - July 2012 Restricted Stock Grant Agreement - Hamano - executed August 3, 2012.*

10.30 Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2013 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 30, 2013).*

21.1 Subsidiaries of the Registrant.

23.1 Consent of Independent Registered Public Accounting Firm.

31.1 Certification on Chief Executive Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934.

31.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934.

32 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 Interactive Data File.

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* Management contract or compensatory plan or arrangement.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2013

Bank of Hawaii Corporation

By: /s/ Peter S. Ho

Peter S. Ho
Chairman of the Board,
Chief Executive Officer, and
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 26, 2013

/s/ Peter S. Ho

Peter S. Ho
Chairman of the Board,
Chief Executive Officer, and
President

/s/ S. Haunani Apoliona

S. Haunani Apoliona, Director

/s/ Mary G. F. Bitterman

Mary G. F. Bitterman, Director

/s/ Mark A. Burak

Mark A. Burak, Director

/s/ Michael J. Chun

Michael J. Chun, Director

/s/ Clinton R. Churchill

Clinton R. Churchill, Director

/s/ David A. Heenan

David A. Heenan, Director

/s/ Robert Huret

Robert Huret, Director

/s/ Kent T. Lucien

Kent T. Lucien, Director and
Chief Financial Officer

/s/ Martin A. Stein

Martin A. Stein, Director

/s/ Donald M. Takaki

Donald M. Takaki, Director

/s/ Barbara J. Tanabe

Barbara J. Tanabe, Director

/s/ Robert W. Wo

Robert W. Wo Director

/s/ Derek J. Norris

Derek J. Norris
Principal Accounting Officer



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Exhibit 31.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
Under the Securities Exchange Act of 1934

I, Peter S. Ho, certify that:

1. I have reviewed this annual report on Form 10-K of Bank of Hawaii Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit and risk committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ Peter S. Ho

Peter S. Ho
Chairman of the Board,
Chief Executive Officer, and
President

Exhibit 31.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
Under the Securities Exchange Act of 1934

I, Kent T. Lucien, certify that:

1. I have reviewed this annual report on Form 10-K of Bank of Hawaii Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit and risk committee of the registrant's board of directors:

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ Kent T. Lucien

Kent T. Lucien
Chief Financial Officer

Exhibit 32

Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Bank of Hawaii Corporation for the year ended December 31, 2012 (the "Annual Report"):

- fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

- the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Bank of Hawaii Corporation.

Date: February 26, 2013

/s/ Peter S. Ho

Peter S. Ho
Chairman of the Board,
Chief Executive Officer, and
President

/s/ Kent T. Lucien

Kent T. Lucien
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Annual Report or as a separate disclosure document.



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